   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 13, 1999
                                                REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-4

                          REGISTRATION STATEMENT UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------

                                 PROCEPT, INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                        2836                    04-2893483
 (State or other jurisdiction        (Primary Standard          (I.R.S. Employer
              of                        Industrial           Identification Number)
incorporation or organization)  Classification Code Number)

                                 PROCEPT, INC.
                               840 MEMORIAL DRIVE
                         CAMBRIDGE, MASSACHUSETTS 02139
                                 (617) 491-1100
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  JOHN F. DEE
                                 PROCEPT, INC.
                               840 MEMORIAL DRIVE
                         CAMBRIDGE, MASSACHUSETTS 02139
                                 (617) 491-1100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                        Copies of all correspondence to:

                            LYNNETTE C. FALLON, ESQ.
                               PALMER & DODGE LLP
                               One Beacon Street
                          Boston, Massachusetts 02108
                                 (617) 573-0100

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective and all other conditions to the merger described in the enclosed prospectus and proxy statement have been satisfied or waived.

    If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                               PROPOSED MAXIMUM     PROPOSED MAXIMUM
TITLE OF EACH CLASS OF SECURITIES TO BE     AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING        AMOUNT OF
              REGISTERED                    REGISTERED(1)          PER UNIT             PRICE(2)        REGISTRATION FEE(2)
Common stock, par value $0.01 per
  share...............................       10,920,000               N/A               $4,039.00              $1.07

(1) Represents the maximum number of shares of common stock of the Registrant, $0.01 par value per share, to be issued in connection with the merger of Procept Acquisition Corp. with and into Heaven's Door Corporation.

(2) Pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended, and estimated solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is based on one-third of the par value of the securities the Registrant will receive in the Merger due to the fact that Heaven's Door Corporation has an accumulated capital deficit, calculated as $4,039.00, which is (x) one-third of $0.001, the per share par value of the Heaven's Door Corporation common stock, multiplied by
    (y) 12,116,564, the total number of shares of Heaven's Door Corporation common stock issued and outstanding as of November 30, 1999.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     [LOGO]

                               840 Memorial Drive
                         Cambridge, Massachusetts 02139
                                  Nasdaq: PRCT
                                www.Procept.com

December xx, 1999

Dear Procept Stockholder:

I am pleased to invite you to a special meeting of stockholders. At the meeting, you will be asked to approve the issuance of 10.92 million shares of Procept common stock in connection with the proposed merger between Procept, Inc. and Heaven's Door Corporation and an additional 5.0 million shares to certain existing Procept stockholders in exchange for the termination of anti-dilution and dividend rights. You will also be asked to approve amendments to Procept's restated certificate of incorporation to increase the number of authorized shares of our common stock from 30.0 million to 50.0 million and the change of Procept's name from Procept, Inc. to HeavenlyDoor.com, Inc. Concurrently with the approval of the merger, Procept's subsidiary, Pacific Pharmaceuticals, Inc. will be renamed Procept, Inc. and will own the biotechnology assets. As a result, HeavenlyDoor.com, Inc. will become the parent company, and both Procept and Heaven's Door will become wholly-owned subsidiaries. Current Procept stockholders will own approximately sixty-five percent (65%) of the total outstanding common stock after the merger, which is expected to be approximately
31.44 million common shares. The number of outstanding warrants and options is expected to be approximately 12.39 million, necessitating our recommendation to increase the number of authorized shares to 50.0 million. However, it is important to note that if these warrants and options were exercised and converted to common stock, over $25 million in cash would be raised, dramatically strengthening Procept's balance sheet. Current Procept stockholders would own seventy-five percent (75%) of the total outstanding common stock if all warrants and options converted.

AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THESE PROPOSALS AND DETERMINED THAT THE MERGER IS FAIR AND IN THE BEST INTEREST OF PROCEPT AND ITS STOCKHOLDERS. YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ISSUANCE OF SHARES OF PROCEPT COMMON STOCK IN CONNECTION WITH THE MERGER AND THE APPROVAL OF THE AMENDMENTS.

PLEASE REFER TO THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR DETAILED INFORMATION ABOUT THE PROPOSED MERGER. WE ENCOURAGE YOU TO READ THIS ENTIRE DOCUMENT AND TO CONSIDER CAREFULLY THE MATTERS DISCUSSED UNDER "RISK FACTORS" ON PAGE 11. IN ADDITION, YOU MAY OBTAIN OTHER INFORMATION ABOUT PROCEPT FROM DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

The date, time, and place of the special meeting is:

                                January 13, 2000
                                   11:30 a.m.
                                 Procept, Inc.
                               840 Memorial Drive
                          5(th) Floor Conference Room
                              Cambridge, MA 02139

In the following paragraphs, I would like to present the rationale for this major strategic change in Procept's business. In early 1998, I was hired as your President to conduct a major "turnaround" of this small biotechnology company. At the time, I was excited about the potential of PRO 2000 Gel and the potential for in-licensing new compounds to grow Procept. Since that time, we have made great progress in furthering the development of PRO 2000 Gel and of O(6)-Benzylguanine after the acquisition of Pacific Pharmaceuticals, Inc. However, for reasons described below, a dramatic change was needed to preserve and grow shareholder value.

In today's equity markets, it has been difficult for early-stage biotechnology companies to raise money, which has led to downward pressure on their stock prices. This has been true for Procept as well, which was jeopardizing our Nasdaq SmallCap listing. As Procept's clinical trials accelerate, particularly for PRO 2000 Gel, the costs associated with the trials will increase. We remain tremendously positive about the results of initial PRO 2000 Gel trials, and government agencies are expected to fund many of the costs. However, the drug manufacturing and preclinical toxicology work will be Procept's responsibility, and PRO 2000 Gel and O(6)-Benzylguanine require four to five years of additional clinical trials. If Procept raises capital for such costs over this time period, it will involve significant dilution to our current shareholders and could cause further issues with the Nasdaq minimum bid requirements. We concluded that these biotechnology assets would be worth more to a larger, well-funded company that can afford to fund development without significant shareholder dilution. Therefore, we decided that in order to maximize shareholder value, we would search for an appropriate licensee/acquirer of the biotechnology assets and develop a new growth strategy for Procept, while retaining our valued Nasdaq listing.

After careful research, it became clear that the Internet is offering dramatic growth opportunities and that a privately-held Internet company would most highly value a Nasdaq listing in order to accelerate first-mover advantage, much like Amazon.com accomplished for books. Valuations of recent Internet initial public offerings exemplify the continuing excitement in this area. So we began a search for such an Internet company and identified Heaven's Door, which has the opportunity to become the first publicly traded Internet company focused on funeral pre-planning and other products and services for the elderly. A summary of the key messages illustrating the potential for Heaven's Door's business follows:

- The U.S. funeral industry is expected to have more than $30 billion in revenues in 1999 according to estimates by Merrill Lynch, J.C. Bradford & Co., and other investment bankers. The worldwide market is likely substantially larger. In addition, the pre-planning of funerals has grown substantially. More Americans are making their final resting plans ahead of time to spare family members the burden by entering into pre-need agreements to purchase funeral and burial goods and services prior to death. Currently, funds in pre-need agreement exceed $25 billion, up from $18 billion in 1995 according to the Committee on Aging Statistics GAO on Pre-Need. Industry analysts estimate the potential U.S. market at $85 billion. It is difficult to estimate how much of this market will be conducted over the Internet, but Ernst & Young and Forrester Research have projected that the total value of goods and services purchased over the Web in the U.S. will increase from approximately $100 billion in 1999 to approximately $1.3 trillion by 2003, illustrating its potential.

- Heaven's Door's business strategy is to cooperate with, not compete against, funeral homes and therefore, become the primary link between pre-need customers and thousands of funeral homes and cemeteries. The pre-need customer can find substantial information on this difficult and sensitive topic from the privacy of his/her own home, and funeral homes will have a customized website designed to reach these customers, with computer set--up in their funeral home, as well as national advertising support. Heaven's Door is currently in partnership discussions with several of the large, publicly traded funeral home companies, as well as several large privately-held companies.

- HeavenlyDoor.com is also attracting media interest. THE NEW YORKER, the Associated Press, and THE INDUSTRY STANDARD (a leading Internet magazine), as well as several regional media, have written detailed articles on Heaven's Door. In addition, the website has attracted as many as 50,000 hits per day. We expect this to increase substantially once Heaven's Door becomes a publicly traded company.

- Procept believes that Heaven's Door will capture significant first-mover advantage by being the first publicly traded Internet company focusing on the funeral industry. By changing Procept's name to HeavenlyDoor.com, Inc., Procept hopes to begin the establishment of the HeavenlyDoor.com brand name. The website currently offers a comprehensive funeral home search capability, online obituaries, virtual visits to a loved one's resting place, various e-commerce features, and detailed information concerning funerals and related topics. Heaven's Door plans to offer additional features, including a grief discussion room, grief and religious counseling, memorials for veterans, firefighters, and police, a bulletin board, and a resource center for all funeral related topics. Various business-to-business services are also being planned. The redesign of the website should be ready for launch in February 2000, soon after the shareholder meeting.

- Finally, there are significant growth opportunities outside of the funeral industry as well. As Heaven's Door grows, it plans to expand its offerings to other products and services for the elderly and aging baby boomer population, including, but not limited to, the life care and assisted living industry, and financial/estate planning.

In summary, the new business strategy of the combined company, renamed HeavenlyDoor.com, Inc. will focus on growing the Internet business, while maximizing the value of the biotechnology assets. Procept intends to continue the clinical development of its two lead compounds, PRO 2000 Gel and O(6)-Benzylguanine, both of which have substantial government support, until the appropriate partner is found. We believe the merger with Heaven's Door, if approved, will help direct our future to a high-growth industry, preserve our Nasdaq listing for our shareholders' liquidity, while at the same time offering benefits from both the biotechnology and Internet industries.

Your board of directors has determined that the merger is fair to Procept's stockholders and is in their best interests. The board of directors has received an opinion from its financial advisor, Hempstead & Co. Inc., as to the fairness of the merger from a financial point of view to Procept stockholders. The board of directors unanimously recommends that the stockholders vote to approve the issuance of the shares of Procept common stock in connection with the merger. This approval is required in accordance with the rules of the National Association of Securities Dealers, Inc. which are applicable to Procept because our common stock is listed on the Nasdaq SmallCap Market. The board also unanimously recommends that the stockholders vote to approve the amendments to the restated certificate of incorporation to increase the authorized shares of Procept common stock and to change Procept's name. The amendment to Procept's restated certificate of incorporation to increase the authorized shares is required to complete the merger with Heaven's Door. Assuming an affirmative vote on all proposals, the merger is expected to be completed shortly after the special meeting in February 2000.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, WE ENCOURAGE YOU TO PLEASE TAKE THE TIME TO VOTE BY COMPLETING AND MAILING THE ENCLOSED PROXY CARD TO US. IF YOU SIGN, DATE AND MAIL YOUR PROXY CARD WITHOUT INDICATING HOW YOU WISH TO VOTE, YOUR PROXY WILL BE COUNTED AS A VOTE IN FAVOR OF APPROVING THE AMENDMENTS TO THE RESTATED CERTIFICATE OF INCORPORATION AND THE ISSUANCE OF PROCEPT COMMON STOCK IN CONNECTION WITH THE MERGER.

We appreciate your support on this very important transaction. We are very enthusiastic about the merger with Heaven's Door. On behalf of the board of directors of Procept, we urge you to vote "FOR" the approval of the proposals.

Sincerely,
John F. Dee
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              Proxy statement/prospectus dated            , 1999,

        and first mailed to stockholders on or about            , 1999.

                                     [LOGO]

                               840 Memorial Drive
                         Cambridge, Massachusetts 02139

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD JANUARY 13, 2000

TO THE STOCKHOLDERS OF PROCEPT, INC.:

    I am pleased to give you notice of, and to cordially invite you to attend, the special meeting of stockholders of Procept, Inc. which will be held:

                                January 13, 2000
                                   11:30 a.m.
                         Procept, Inc. Conference Room
                         840 Memorial Drive, 5th Floor
                         Cambridge, Massachusetts 02139

    At our special meeting, common stockholders will take action on the following:

1. To consider and vote on a proposal to amend the Procept restated certificate of incorporation to increase the number of authorized shares of common stock, $0.01 par value, from 30,000,000 shares to 50,000,000 shares.

2. To consider and vote on a proposal to amend Procept's restated certificate of incorporation to change Procept's name from "Procept, Inc." to HeavenlyDoor.com, Inc.

3. To consider and vote on a proposal to issue shares of Procept common stock in connection with and as a result of the merger of a wholly-owned subsidiary of Procept with and into Heaven's Door Corporation pursuant to the Agreement and Plan of Merger dated as of November 8, 1999, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus. The merger agreement provides for the outstanding shares of Heaven's Door common stock, $.001 par value, to be converted in the merger into the right to receive Procept common stock. Procept will issue approximately 10,920,000 shares of Procept common stock to the holders of the Heaven's Door common stock in the merger. In addition, contemporaneously with the merger, Procept will issue up to 5,000,000 shares of common stock to some existing stockholders in exchange for the termination of special rights inherent in the ownership of the shares of Procept common stock that they hold.

4. To transact such other business as may properly come before the special meeting or any adjournment(s) thereof.

    Holders of record of Procept common stock outstanding on December 1, 1999, the record date fixed by the board of directors for this purpose, are entitled to receive notice of the special meeting. Only holders of record of shares of Procept common stock on Procept's record date are entitled to vote at the special meeting. As of Procept's record date, there were 14,970,037 shares of Procept common stock outstanding, each of which is entitled to one vote in person or by proxy at the special meeting.

    A quorum, consisting of the holders of at least a majority of the outstanding shares of Procept common stock entitled to vote at the special meeting, is required to act upon the amendments to Procept's restated certificate of incorporation and the issuance of shares of Procept common stock in connection with the merger.

    If your shares are held through a bank or brokerage firm and you plan to vote your shares in person at the special meeting, please request a letter or some other evidence of ownership from your bank or brokerage firm as well as proper authorization.

    All holders of Procept common stock are cordially invited to attend the special meeting. However, to ensure your representation at the special meeting, you are urged to complete, date, and sign the enclosed proxy as promptly as possible. A pre-addressed envelope is enclosed for that purpose. If no instructions are indicated on your proxy card, your shares of Procept common stock will be voted "FOR" approval of the amendments to Procept's restated certificate of incorporation and the stock issuance in the merger. Execution of a proxy will not in any way affect a stockholder's right to attend the special meeting and vote in person. Any stockholder giving a proxy has a right to revoke it at any time before it is exercised by written notice to the Secretary of Procept. In addition, stockholders attending the special meeting may revoke their proxies at any time before they are exercised.

        , 1999

By Order of the Board of Directors,

Lynnette C. Fallon
SECRETARY

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
QUESTIONS & ANSWERS ABOUT THE MERGER........................     iv

SUMMARY.....................................................      1

Selected Historical Financial Information of Procept........      6

Selected Historical Financial Information of Heaven's
  Door......................................................      8

Selected Unaudited Pro Forma Combined Condensed Financial
  Data......................................................      9

COMPARATIVE PER SHARE DATA..................................     10

COMPARATIVE MARKET PRICES AND DIVIDENDS.....................     11

RISK FACTORS................................................     12

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........     20

THE PROCEPT SPECIAL MEETING.................................     21

BUSINESS OF PROCEPT, INC. ..................................     24

PROCEPT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................     35

BUSINESS OF HEAVEN'S DOOR CORPORATION.......................     39

HEAVEN'S DOOR MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS.............     40

THE MERGER..................................................     42

  General Description of the Merger.........................     42

  Background of the Merger..................................     42

  Procept's Reasons for the Merger; Recommendations of the
    Procept Board...........................................     42

  Opinion of Procept's Financial Advisor....................     43

  Heaven's Door's Reasons for the Merger; Approval by
    Heaven's Door Stockholders..............................     44

  Stock Issuances Concurrent With the Merger................     45

  Accounting Treatment......................................     46

  Certain Federal Income Tax Consequences...................     46

  Stockholder Appraisal Rights..............................     48

  Nasdaq Listing of Procept Common Stock....................     48

  Post-Closing Trading Restrictions under Federal Securities
    Laws and Lock-up Agreements.............................     48

  Regulatory Matters........................................     49

  Interests of Certain Persons in the Merger................     49

  Management and Other Information..........................     49

MERGER AGREEMENT............................................     50

  Structure of the Merger...................................     50

  Merger Consideration......................................     50

  Surrender of Certificates; Converting Heaven's Door Stock
    into Procept Stock......................................     50

  Representations and Warranties............................     51

                                                                PAGE
                                                              --------
  Certain Covenants.........................................     52

  Conditions to the Merger..................................     54

  Amendments; Waivers.......................................     55

  No Solicitation...........................................     55

  Termination of the Merger Agreement.......................     56

  Termination Fee...........................................     57

  Payment of Expenses of the Merger.........................     57

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA.......     58

PRINCIPAL STOCKHOLDERS......................................     65

  Procept Share Ownership...................................     65

  Heaven's Door Share Ownership.............................     67

DESCRIPTION OF PROCEPT CAPITAL STOCK........................     68

  General...................................................     68

  Authorized and Outstanding Capital Stock..................     68

  Common Stock..............................................     68

  Preferred Stock...........................................     68

  Options and Warrants......................................     68

  Delaware Anti-Takeover Statute............................     69

  Transfer Agent and Registrar..............................     69

COMPARATIVE RIGHTS OF HOLDERS OF HEAVEN'S DOOR AND PROCEPT
  COMMON STOCK..............................................     70

LEGAL MATTERS...............................................     74

EXPERTS.....................................................     74

FUTURE PROCEPT STOCKHOLDER PROPOSALS........................     74

OTHER MATTERS...............................................     75

WHERE YOU CAN FIND MORE INFORMATION.........................     76

                                                                PAGE
                                                              --------
INDEX TO FINANCIAL STATEMENTS OF PROCEPT, HEAVEN'S DOOR,
  PACIFIC AND BTI...........................................    F-1

                                                                         PAGE
                                                                       --------
Annex A  Agreement and Plan of Merger among Procept, Inc., Procept
           Acquisition Corp., Heaven's Door Corporation and certain
           stockholders of Heaven's Door Corporation.................    A-1
Annex B  Amendment to Procept Restated Certificate of
           Incorporation.............................................    B-1
Annex C  Opinion of Hempstead & Co. Incorporated.....................    C-1

                      QUESTIONS & ANSWERS ABOUT THE MERGER

1.  HOW WILL THESE TWO COMPANIES MERGE?

    Procept and Heaven's Door will combine under a merger agreement that provides that a wholly-owned subsidiary of Procept will merge with and into Heaven's Door and, as a result, Heaven's Door will become a wholly-owned subsidiary of Procept.

2.  WHAT PROPOSALS ARE PROCEPT STOCKHOLDERS VOTING ON?

    Procept stockholders are being asked to approve the issuance of an aggregate of 15,920,000 shares of Procept common stock (10,920,000 to Heaven's Door's stockholders and 5,000,000 to some existing shareholders) and to amend Procept's restated certificate of incorporation to increase the authorized common stock from 30,000,000 shares to 50,000,000 shares and to change Procept's name from "Procept, Inc." to "HeavenlyDoor.com, Inc."

3.  WHAT STOCKHOLDER VOTE IS REQUIRED TO APPROVE THE PROPOSALS?

    The holders of at least a majority of the outstanding shares of Procept common stock must vote in favor of the amendments to Procept's restated certificate of incorporation increasing the number of Procept's authorized common stock and changing Procept's name. Under the rules of the National Association of Securities Dealers, Inc., the affirmative vote of a majority of votes cast at the Procept special meeting must approve the Procept stock issuance. A majority of the outstanding stock entitled to vote constitutes a quorum for the Procept stockholders meeting.

4.  WHO IS ENTITLED TO VOTE?

    Holders of record of Procept common stock on December 1, 1999, Procept's record date, are entitled to vote at the Procept special meeting. As of December 1, 1999, 14,970,037 shares of Procept common stock were outstanding.

5.  WHEN IS THE PROCEPT SPECIAL MEETING?

    The Procept special meeting will take place on Thursday, January 13, 2000.

6.  WHEN IS THE MERGER EXPECTED TO BE COMPLETED?

    We are working to complete all aspects of the merger transaction as quickly as possible. We currently expect the merger to be completed shortly after an affirmative vote is obtained at the Procept special meeting and by written consent of the Heaven's Door stockholders.

7.  WHAT DO I NEED TO DO NOW?

    After you have carefully read this proxy statement/prospectus, complete, sign and mail your proxy card in the enclosed return envelope as soon as possible. That way, your shares can be represented at the Procept special meeting.

    Failure to return a proxy card will have the same effect as a vote against the proposal to increase the number of authorized shares of Procept common stock and to change Procept's name. Approval of the proposal to increase the number of authorized shares of Procept common stock is a condition to completing the merger.

8. IF MY PROCEPT SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

    Your broker will vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares, following the directions provided by your broker.

    If you do not give voting instructions to your broker, you will, in effect, be voting against the proposals to amend the restated certificate of incorporation unless you appear in person at the Procept special meeting and vote in favor of the amendments.

9.  CAN I CHANGE MY VOTE AFTER I HAVE MAILED IN MY SIGNED PROXY CARD?

    Yes, you may change your vote at any time before the vote takes place at the Procept stockholders meeting. You can attend the Procept special meeting and vote in person to do so. You can complete a new proxy card or send a written notice stating you would like to revoke your proxy. These should be sent to:
Procept, Inc., 840 Memorial Drive, Cambridge, Massachusetts 02139, Attention:
President.

10. WHO SHOULD I CALL IF I HAVE ANY ADDITIONAL QUESTIONS?

    You may call Procept's Investor Relations at (617) 491-1100.

                                    SUMMARY

    This summary highlights what we believe to be the most important information from this proxy statement/prospectus, but it may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the other documents that we have referred you
to. See "Where You Can Find More Information" on page   . We have included page
references in parentheses to direct you to a more complete description of the topics presented in this summary.

                                 THE COMPANIES

PROCEPT (SEE PAGE   )

    Procept is a biopharmaceutical company currently engaged in the development of novel drugs with a focus on anti-infectives and oncology.

    PRO 2000 Gel, Procept's leading product candidate, is being developed as a vaginal, topical microbicide designed to provide protection against human immunodeficiency virus infection, as well as herpes, chlamydial and gonorrhea infection. Two Phase I clinical trials showed that PRO 2000 Gel is safe and well tolerated in healthy, sexually abstinent women. A larger safety study in sexually active women and HIV-infected women is ongoing in the U.S. and South Africa, with support from the National Institute of Allergy and Infectious Diseases, a unit of the National Institutes of Health. Procept envisions that the current clinical trial will be followed by a pivotal Phase II/III trial to demonstrate safety and protective efficacy in a population of women at high risk for HIV infection. Recent independent surveys have shown that the potential worldwide market for topical microbicides may exceed $1 billion annually.

    O(6)-Benzylguanine, or BG, is a chemosensitizer that is designed to overcome resistance to a significant class of commonly used chemotherapeutic agents known as O(6)-alkylating agents. In preclinical studies, treatment with BG increased the anti-tumor activity of these agents in brain, colon and prostate cancers, as well as in melanoma. A Phase II development program has recently begun and will be conducted in accordance with the Cooperative Research and Development Agreement executed with the National Cancer Institute. In addition to multiple myeloma, brain cancer and melanoma, Procept hopes that BG may provide increased efficacy for O(6)-alkylating agents in other cancers, such as colon and breast, for which these agents are not commonly used.

    The principal offices of Procept, a Delaware corporation, are located at 840 Memorial Drive, Cambridge, Massachusetts 02139 and its telephone number is
(617) 491-1100.

HEAVEN'S DOOR (SEE PAGE   )

    In May 1999, Heaven's Door launched its Internet website, www.HeavenlyDoor.com, which provides a range of products and services specifically related to the funeral services industry. HeavenlyDoor.com currently provides consumers access to information concerning the arrangement and handling of funeral-related services from the privacy of their homes. In addition, the website offers funeral homes and other service providers the ability to have an Internet presence through a customized, linked website designed by Heaven's Door specifically for the funeral home or other provider. Heaven's Door also will help arrange computer set-up in the funeral home. Services now being provided by Heaven's Door through HeavenlyDoor.com include: funeral arrangement information; website design, development and support; on-line obituaries, visits and testimonials; and various e-commerce opportunities.

    New offerings on HeavenlyDoor.com are expected to include a grief discussion room, grief and religious counseling, memorials for firefighters, police officers and veterans, a bulletin board and a resource center for funeral-related topics. Various business to business services are also being planned to help funeral home directors take advantage of the Internet. Heaven's Door's website is currently being redesigned to include many of these new features with a launch date expected in the first quarter of 2000. In addition, Heaven's Door plans to support is website with national advertising to enable the

Heavenly.Door.com subscribers to reach new markets. As Heaven's Door's business grows, it expects to expand its offerings to included other products and services for the elderly and aging baby boomer population, including the life care and nursing home industry, and financial and estate planning.

    The principal offices of Heaven's Door, a Delaware corporation, are located at 3300 N. University Drive, Suite 403, Coral Springs, Florida 33065 and its telephone number is (888) 828-6270.

PROCEPT ACQUISITION CORP.

    Procept formed Procept Acquisition Corp. as a wholly-owned subsidiary of Procept under the laws of Delaware solely for the purpose of the merger. If we complete the merger, Procept Acquisition Corp. will be merged into Heaven's Door, and Heaven's Door will be the surviving corporation in the merger.

    The principal offices of Procept Acquisition Corp., a Delaware corporation, are located at 840 Memorial Drive, Cambridge, Massachusetts 02139 and its telephone number is (617) 491-1100.

                                   THE MERGER

SUMMARY OF THE TRANSACTION (SEE PAGE   )

    The merger agreement is attached at the back of this proxy statement/prospectus as Annex A. We encourage you to read the merger agreement because it is the legal document that governs the merger. In the proposed merger, Procept Acquisition Corp. will be merged into Heaven's Door and, as a result, Heaven's Door will become a wholly-owned subsidiary of Procept.

    The proposed merger will occur following: (i) the approval by Heaven's Door's stockholders of the merger agreement, (ii) the approval by Procept's stockholders of the increase in Procept's authorized common stock and the issuance of Procept common stock to Heaven's Door stockholders and to some existing Procept stockholders and (iii) the satisfaction or waiver of all other conditions to the merger.

    Heaven's Door intends to obtain its stockholders' approval of the merger by written consent executed by the holders of a majority of the outstanding shares of Heaven's Door common stock.

WHAT THE HOLDERS OF HEAVEN'S DOOR COMMON STOCK RECEIVE IN THE MERGER (SEE PAGE
    )

    In the proposed merger, the holders of Heaven's Door common stock will receive a total of 10,920,000 shares of Procept common stock, assuming no Heaven's Door stockholders exercise their appraisal rights under Delaware law. At the time the merger becomes effective, assuming 13,029,063 shares of Heaven's Door common stock are outstanding, each issued and outstanding share of Heaven's Door stock will be converted into a right to receive approximately .8381 of a share of Procept common stock. Procept will not issue any fractional shares of common stock in the merger. Instead, holders of Heaven's Door common stock will receive cash for any fractional share.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE   )

    The merger is intended to qualify as a reorganization within the meaning of
Section 368 of the U.S. federal income tax code, although we make no representation as to that qualification. Assuming the merger does qualify as a reorganization, no gain or loss will be recognized by Heaven's Door, Procept, or Procept Acquisition Corp. by reason of the merger. In addition, Heaven's Door's stockholders will recognize no gain or loss on the exchange of their shares of Heaven's Door common stock for shares of Procept common stock, except in connection with any cash that they receive instead of fractional shares.

    You are urged to consult your own tax advisor as to the federal and any state, local, or foreign tax consequences of the merger.

STOCKHOLDER APPRAISAL RIGHTS (SEE PAGE 48)

    Procept stockholders are not entitled to appraisal rights as a result of the merger.

                          THE PROCEPT SPECIAL MEETING

DATE AND PURPOSE (SEE PAGE   )

    The Procept special meeting will be held at 11:30 a.m. on January 13, 2000 at the offices of Procept at 840 Memorial Drive, Cambridge, Massachusetts. At the Procept special meeting, holders of Procept common stock will be asked to approve amendments to Procept's restated certificate of incorporation increasing the number of authorized common shares of Procept common stock from 30,000,000 to 50,000,000 shares and changing our name from "Procept, Inc." to "HeavenlyDoor.com, Inc." and the issuances of the Procept common stock in connection with the merger.

PROCEPT RECORD DATE; VOTING RIGHTS (SEE PAGE   )

    If you owned shares of Procept common stock as of the close of business on December 1, 1999, the Procept record date, you are entitled to vote at the Procept special meeting.

    On that date, there were 14,970,037 shares of Procept common stock outstanding. Procept stockholders will have one vote at the Procept special meeting for each share of stock they own on Procept's record date.

QUORUM; REQUIRED VOTE (SEE PAGE   )

    The holders of a majority of the shares of Procept common stock outstanding must be present, in person or by proxy, at the Procept special meeting for there to be a quorum. The rules of the National Association of Securities
Dealers, Inc. require Procept to obtain stockholder approval of the stock issuance due to the number of shares of Procept common stock expected to be issued in connection with the merger. This approval is required where the aggregate number of shares to be issued will be equal to or greater than 20% of the total number of shares of Procept common stock issued and outstanding immediately prior to the merger. Under the rules of the National Association of Securities Dealers, Inc., the affirmative vote of a majority of the votes cast at the Procept special meeting must approve the issuance of Procept common stock as a result of the merger. Your failure to vote or your abstention will not affect the outcome of this proposal.

    In addition, due to the number of shares to be issued to the Heaven's Door stockholders and to some existing Procept stockholders in connection with the merger, the Procept stockholders must approve an amendment to Procept's restated certificate of incorporation to increase the number of authorized shares of common stock. In addition, Procept would like to change its name from "Procept, Inc." to "HeavenlyDoor.com, Inc." to reflect its change in business focus. The holders of a majority of the outstanding shares of Procept common stock must vote to approve the charter amendments. Your failure to vote or your abstention will have the effect of a vote against approval of the amendments. Brokers who hold shares of Procept common stock as nominees will not have discretionary authority to vote those shares unless you provide the broker with voting instructions.

RECOMMENDATION TO PROCEPT STOCKHOLDERS (SEE PAGE   )

    The Procept board of directors believes that the merger is in the best interests of Procept stockholders and unanimously recommends that holders of Procept common stock vote "FOR" the increase in the number of authorized shares of common stock, the issuance of the Procept common stock in the merger and the change of Procept's name.

FAIRNESS OPINION OF PROCEPT'S FINANCIAL ADVISOR (SEE PAGE   )

    In deciding to approve the merger, the Procept board of directors considered an opinion from its financial advisor, Hempstead & Co. Inc., to the effect that, as of the date of the opinion, the consideration to be paid by Procept pursuant to the merger was fair to Procept from a financial point of view. We encourage you to read this opinion which is attached as Annex C to this proxy statement/ prospectus.

                     SUMMARY OF OTHER SELECTED INFORMATION

REGULATORY APPROVALS (SEE PAGE   )

    We are not aware of any governmental or regulatory approvals required for consummation of the merger, other than compliance with applicable "blue sky" laws of the various states in which the stockholders of Heaven's Door reside.

CONDITIONS TO THE MERGER (SEE PAGE   )

    The parties must satisfy certain conditions before the merger can be completed, including:

    - approval by Heaven's Door stockholders of the merger agreement;

    - approval by Procept's stockholders of the increase in the number of authorized shares of Procept common stock;

    - approval by Procept's stockholders of the issuances of shares of Procept common stock in connection with the merger;

    - effectiveness of the registration statement filed with the Securities and Exchange Commission in which this proxy statement/prospectus is included;

    - receipt of all required third-party consents and approvals; and

    - approval for quotation on the Nasdaq SmallCap Market of the shares of Procept common stock to be issued in connection with the merger.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE   )

    Procept and Heaven's Door may mutually terminate the merger agreement without completing the merger. The merger agreement may also be terminated by either Procept or Heaven's Door if the merger is not completed by January 31, 2000, or March 31, 2000 if the registration statement is reviewed by the SEC, and in certain other circumstances, including failure to obtain required stockholder approvals.

TERMINATION FEES AND EXPENSES (SEE PAGE   )

    If either party terminates the merger agreement under circumstances involving an alternative acquisition proposal, Procept or Heaven's Door may be required to pay the other a termination fee of $250,000.

    If the parties do not complete the merger, each party will pay its own expenses. If the parties do complete the merger, the surviving company, as a successor to Heaven's Door, will be liable for Heaven's Door's unpaid expenses.

COMPARATIVE STOCKHOLDER RIGHTS (SEE PAGE   )

    When the parties complete the merger, Heaven's Door stockholders will be stockholders of Procept, and their rights will be governed by the Procept restated certificate of incorporation, as amended, the Procept by-laws and Delaware law. A description of certain differences between the rights of holders of the Heaven's Door common stock and
those of holders of Procept common stock begins on page       .

ACCOUNTING TREATMENT (SEE PAGE   )

    Procept will account for the merger as a purchase of a business, which means that the assets and liabilities of Heaven's Door, including intangible assets, will be recorded at their fair value.

    The issuance of the additional shares of Procept common stock to terminate the special rights that are inherent in some of the Procept common stock will be accounted for as an induced conversion resulting in an approximate
$10.6 million charge to operations upon consummation of the merger.

COMPARATIVE PER COMMON STOCK MARKET PRICE INFORMATION (SEE PAGE   )

    Procept common stock is listed on the Nasdaq SmallCap Market. On
September 14, 1999, the last full trading day prior to the public announcement of the proposed merger, the last reported sale price of Procept common stock was
$2.28. On December   , 1999, the last reported sale price of Procept common
stock was $  .

    Heaven's Door common stock is not publicly traded.

LISTING OF PROCEPT COMMON STOCK (SEE PAGE   )

    Procept will list the shares of its common stock to be issued in the merger on the Nasdaq SmallCap Market.

              SELECTED HISTORICAL FINANCIAL INFORMATION OF PROCEPT

    The annual financial information set forth below has been derived from the audited consolidated financial statements of Procept. The data for the nine months ended September 30, 1999 and 1998 has been derived from the unaudited financial statements of Procept. The information should be read in conjunction with, and is qualified in its entirety by reference to, Procept's financial statements and related notes, which are included elsewhere in this proxy statement/prospectus. The interim data reflect all adjustments that, in the opinion of management of Procept, are necessary to present fairly the information for the interim periods. The results of operations for the nine-month periods are not necessarily indicative of the results expected for a full year or any other interim period.

(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                     NINE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                      SEPTEMBER 30,
                                           -----------------------------------------------------   ---------------------
                                             1994       1995       1996       1997       1998        1998        1999
                                           --------   --------   --------   --------   ---------   ---------   ---------
Statement of Operations Data:
Revenues.................................  $ 7,571    $  4,647   $  2,277   $    781   $     330   $     265   $     221
                                           -------    --------   --------   --------   ---------   ---------   ---------
Costs and expenses:
Research and development.................   11,559      12,406      9,925      6,619       1,990       1,707       1,034
General and administrative...............    3,805       3,723      3,176      2,715       1,610       1,412       1,219
Restructuring charges(1).................                             273        460         225         225
Charge for purchased in-process research
  and development(2).....................                                                                          9,406
Other....................................  $   171    $    230   $    139   $     40   $    (204)  $    (203)  $     (26)
                                           -------    --------   --------   --------   ---------   ---------   ---------
Total costs and expenses.................  $15,535    $ 16,359   $ 13,513   $  9,834   $   3,621   $   3,141   $  11,633
                                           -------    --------   --------   --------   ---------   ---------   ---------
Net loss.................................  $(7,964)   $(11,712)  $(11,236)  $ (9,053)  $  (3,291)  $  (2,876)  $ (11,412)
  Less:
  Accretion of discount on preferred
  stock..................................       20          --         --         --          --          --          --
  Dividends on preferred stock(3)........       --          --         --      4,217          --          --          --
  Incremental charge associated with the
      conversion of the minority interest
      in a subsidiary, net(4)............       --          --         --         --          --          --         501
                                           -------    --------   --------   --------   ---------   ---------   ---------
Net loss available to common
  stockholders...........................  $(7,984)   $(11,712)  $(11,236)  $(13,270)  $  (3,291)  $  (2,876)  $ (11,913)
                                           =======    ========   ========   ========   =========   =========   =========
Basic and diluted loss per share.........  $(98.24)   $(127.65)  $ (68.16)  $ (63.68)  $   (1.40)  $   (1.35)  $   (1.24)
                                           =======    ========   ========   ========   =========   =========   =========
Weighted average number of common
  shares--basic and diluted..............   81,271      91,752    164,836    208,371   2,347,245   2,126,651   9,600,025
                                           =======    ========   ========   ========   =========   =========   =========

                                                            AS OF DECEMBER 31,                      AS OF SEPTEMBER 30,
                                           -----------------------------------------------------   ---------------------
                                             1994       1995       1996       1997       1998        1998        1999
                                           --------   --------   --------   --------   ---------   ---------   ---------
Historical Balance Sheet Data:
Cash and cash equivalents................  $ 7,450    $    565   $  1,962   $    535   $   2,885   $   3,569   $   5,269
Marketable securities....................    9,393       2,006      4,002         --       2,004       2,003          --
Total assets.............................   19,704       6,397      8,917      2,168       6,188       6,476       5,772
Capital lease obligations net of current
  portion of other non-current
  liabilities............................      860         907        456        355         186         208         119
Total shareholders' equity...............   12,851       1,439      6,316        260       5,397       5,655       3,980
Common stock dividends...................       --          --         --         --          --          --          --

------------------------------

(1) Restructuring charges:

     In September 1996, Procept implemented a restructuring plan that resulted in the elimination of 20 positions, mostly from the research organization, incurring a charge of $273,000. In July 1997, Procept reduced staffing in its research organizations through the elimination of six senior research positions, incurring a charge of $460,000 for the year ended December 31, 1997. In January 1998, Procept reduced its staff to ten people, incurring a charge of $225,000 for the nine month period ended September 30, 1998.

(2) Charge for purchased in-process research and development:

     On March 17, 1999, Procept acquired Pacific Pharmaceuticals, Inc. The acquisition of Pacific was accounted for under the purchase accounting method. The aggregate purchase price of $3.8 million, plus estimated costs of $1.5 million, assuming liabilities of $5.7 million and $1.0 million for the value of options and warrants issued to the Pacific stockholders were allocated to the acquired tangible and intangible assets based on their estimated respective fair values. The $9.4 million charge in 1999 represents the portion of the purchase price that has been allocated to in-process research and development. This amount was expensed in the quarter ended March 31, 1999.

(3) Dividends on Preferred Stock:

     In 1997 Procept recorded a preferred stock dividend in the amount of $4,217,000 which reflects the intrinsic value of the beneficial conversion feature based upon the difference between the $26.25 per share fair market value of Procept's stock on the date of issuance and the $10.90 per share adjusted conversion price.

(4) Conversion of Minority Interest in Subsidiary:

     On June 30, 1999, Procept issued 2,773,575 shares of its common stock and 924,525 Class D Warrants to purchase common stock to convert the minority interest in its majority owned subsidiary BG Development Corp., thereby eliminating a $6.5 million obligation while obtaining 100% ownership in BGDC. The 2,773,575 common shares issued in the conversion were valued at $2.11 per share. The shares have contractual rights identical to those held by purchasers in Procept's 1998 private placement. The Class D Warrants exercisable for an aggregate of 924,525 shares of Procept's common stock at $2.11 per share expire June 30, 2004. This transaction was accounted for as an induced conversion of a minority interest in a subsidiary and accordingly the total value of the shares plus the warrants (utilizing the Black-Scholes valuation model), minus the book value of the minority interest in BGDC resulted in an incremental charge against earnings of $501,000 during the period. This issuance was a dilutive event under the terms of the Class C Warrant Agreement. Accordingly the exercise price of each Class C Warrant was reduced from $3.67 to $3.28.

 See accompanying Notes to Selected Historical and Unaudited Pro Forma Combined
                           Condensed Financial Data.

           SELECTED HISTORICAL FINANCIAL INFORMATION OF HEAVEN'S DOOR

    The annual financial information set forth below has been derived from the audited financial statements of Heaven's Door. The data for the three-month periods ended September 30, 1999 and 1998 have been derived from the unaudited financial statements of Heaven's Door. The company was incorporated in the State of Delaware on October 27, 1994 as Unitel Imaging Corp. On March 1, 1996, it became inactive and was reactivated in Delaware on March 26, 1999. On April 12, 1999 the company changed its name to Heaven's Door Corporation. You should read this information along with Heaven's Door's financial statements and related notes included elsewhere in this proxy statement/ prospectus. The interim data reflects all adjustments that, in the opinion of Heaven's Door's management, are necessary to present fairly such information for the interim periods. The results of operations for the three-month periods are not necessarily indicative of the results expected for a full year or any other interim period.

(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                                 OCTOBER 27,
                                                                                             THREE MONTHS            1994
                                                                                                 ENDED          (INCEPTION) TO
                                                   YEARS ENDED JUNE 30,                      SEPTEMBER 30,      SEPTEMBER 30,
                                   ----------------------------------------------------   -------------------   --------------
                                     1995       1996       1997       1998       1999       1998       1999          1999
                                   --------   --------   --------   --------   --------   --------   --------   --------------
Total revenues...................    $ --       $ --       $ --       $ --      $   --      $ --      $    1        $    1
Cost and expenses:
  Cost of product sales..........      --         --         --         --          --        --          --            --
  Product development costs......      --         --         --         --          55        --          84           139
  General and administrative
    costs........................      --         --         --         --         194        --         115           309
  Business development and
    marketing....................       6         --         --         --         215        --         180           401
  Interest and other expenses....      --         --         --         --           7        --           6            13
                                     ----       ----       ----       ----      ------      ----      ------        ------
    Total costs and expenses.....    $  6       $ --       $ --       $ --      $  471      $ --      $  385        $  862
                                     ----       ----       ----       ----      ------      ----      ------        ------
Net loss.........................    $ (6)      $ --       $ --       $ --      $ (471)     $ --      $ (384)       $ (861)
                                     ====       ====       ====       ====      ======      ====      ======        ======
Pro forma--basic and diluted
  loss per share.................      --         --         --         --      $(0.04)       --      $(0.03)
                                     ====       ====       ====       ====      ======      ====      ======
Pro forma--weighted average
  number of common shares--basic
  and diluted....................      --      4,943      4,943      4,943      12,117     4,943      12,111
                                     ====       ====       ====       ====      ======      ====      ======
                                                                                          AS OF SEPTEMBER 30,
                                                      AS OF JUNE 30,
                                   ----------------------------------------------------   -------------------
                                     1995       1996       1997       1998        1999      1998        1999
                                     ----       ----       ----       ----      ------      ----      ------
Balance Sheet Data:
  Cash, cash equivalents, and
    short-term investments.......      --         --         --         --      $  525        --      $   89
  Total assets...................      --         --         --         --         655        --         275
  Long-term liabilities..........      --         --         --         --          --        --          --
  Stockholders' equity...........      --         --         --         --         636        --         251

 See accompanying Notes to Selected Historical and Unaudited Pro Forma Combined
                           Condensed Financial Data.

         SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

    The following selected unaudited pro forma combined condensed financial data presents the combined financial data of Procept and Heaven's Door, including Procept's subsidiaries, after giving effect to the merger, assuming the merger had been effective for the periods indicated. The following selected unaudited pro forma combined condensed financial data also gives effect to Procept's merger with Pacific Pharmaceuticals, Inc. and Pacific's merger with Binary Therapeutics, Inc. as if the acquisitions had been effective for the periods indicated. The selected unaudited pro forma combined condensed financial data for the year ended December 31, 1998 and as of September 30, 1999 and for the nine months then ended was derived from, and should be read in conjunction with, the unaudited pro forma combined balance sheet and unaudited pro forma combined statements of operations, including the related notes, which are included elsewhere in this proxy statement/prospectus. The selected unaudited pro forma combined condensed financial data should also be read in conjunction with the historical financial statements of Procept, Heaven's Door, Pacific and BTI, which are included elsewhere in this proxy statement/prospectus. The pro forma adjustments to the selected unaudited pro forma combined condensed financial data for the year ended December 31, 1998 and the nine months ended
September 30, 1999 do not give effect to an approximate $10.6 million charge for the induced conversion with respect to terminating the special rights that are inherent in some of the Procept common stock shares in exchange for additional shares of Procept common stock. The pro forma adjustments to the selected unaudited pro forma combined condensed financial data for the year ended December 31, 1998 and the nine months ended September 30, 1999 do include the 4,235,742 shares to be issued to terminate the special rights that are inherent in some of the Procept common stock shares. The selected unaudited pro forma combined condensed financial data is presented for illustration purposes only, and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated at the beginning of the periods indicated nor is it necessarily indicative of future operating results or financial position of the combined enterprise. The selected unaudited pro forma combined condensed financial data does not reflect any adjustments to indicate any cost savings or other synergies anticipated as a result of the merger.

(IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                YEAR ENDED       NINE MONTHS ENDED
                                                             DECEMBER 31, 1998   SEPTEMBER 30, 1999
                                                             -----------------   ------------------
Statement of Operations
  Revenues.................................................       $   540             $   222
  Costs and expenses.......................................         7,938               4,168
  Net loss.................................................        (7,239)             (3,946)
  Net loss available to common shareholders................       (10,160)             (3,946)
  Basic and diluted net loss per common share..............         (0.45)              (0.15)
  Weighted average number of common shares--
  basic and diluted........................................        22,580              26,741

                                                                    AS OF
                                                              SEPTEMBER 30, 1999
                                                              ------------------
Balance Sheet Data
  Current assets............................................        $ 5,977
  Total assets..............................................         31,336
  Current liabilities.......................................          2,111
  Noncurrent liabilities....................................            119
  Shareholders' equity......................................         29,107

                           COMPARATIVE PER SHARE DATA

    The following tables set forth certain unaudited historical per share data of Procept including Pacific and BTI and the combined per share data on an unaudited pro forma basis after giving effect to the merger using the purchase method of accounting for business combinations, giving effect to the issuance of 10,920,000 shares of Procept common stock in the merger in exchange for Heaven's Door common stock and giving effect to the issuance of 4,235,742 shares of common stock to some existing stockholders in exchange for the termination of special rights inherent in the shares of Procept common stock they hold. The pro forma adjustments to the pro forma combined loss per common share and equivalent pro forma loss per common share for the year ended December 31, 1998 and the nine months ended September 30, 1999 do not give effect to an approximate
$10.6 million charge for the induced conversion with respect to terminating the special rights that are inherent in some of the Procept common stock shares in exchange for additional shares of Procept common stock. The pro forma adjustments to the pro forma combined loss per common share and equivalent pro forma loss per common share for the year ended December 31, 1998 and the nine months ended September 30, 1999 do include the 4,235,742 shares to be issued to terminate the special rights that are inherent in some of the Procept common stock shares. You should read this data in conjunction with the selected financial data and the unaudited pro forma combined condensed financial statements included elsewhere in this proxy statement/prospectus and the separate historical financial statements of Procept, Heaven's Door, Pacific and BTI also included in this proxy statement/prospectus. The pro forma combined financial data is not necessarily indicative of the operating results or financial position that would have been achieved if the merger had been consummated as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of Procept or Heaven's Door.

                                                                      NINE MONTHS
                                                  YEAR ENDED             ENDED
                                               DECEMBER 31, 1998   SEPTEMBER 30, 1999
                                               -----------------   ------------------
PROCEPT--HISTORICAL
  Loss per common share:
    Basic and Diluted........................       ($1.40)              ($1.24)
  Book value per share at period end.........       $ 1.80               $ 0.28

                                                                       THREE MONTHS
                                                FISCAL YEAR ENDED         ENDED
                                                  JUNE 30, 1999     SEPTEMBER 30, 1999
                                                -----------------   ------------------
HEAVEN'S DOOR--PRO FORMA
  Loss per common share:
    Basic and Diluted.........................        ($0.04)             ($0.03)
  Book value per share at period end..........        $ 0.05              $ 0.02

                                                                      NINE MONTHS
                                                  YEAR ENDED             ENDED
                                               DECEMBER 31, 1998   SEPTEMBER 30, 1999
                                               -----------------   ------------------
PROCEPT/HEAVEN'S DOOR--
PRO FORMA COMBINED
  Loss per common share:
    Basic and Diluted........................       ($0.45)              ($0.15)
  Book value per share at period end(1)......                            $ 0.97
EQUIVALENT PRO FORMA
  Per share data imputed to existing
    stockholders(2)
  Loss per common share:
    Basic and Diluted........................       ($0.38)              ($0.13)
  Book value per share at period end.........                            $ 0.81

------------------------------

(1) Includes 14,089,469 shares of Procept common stock outstanding at September 30, 1998 plus 15,971,680 shares issued in connection with the merger for a total of 30,061,149 shares outstanding on a pro forma basis.

(2) Calculated based upon a fixed conversion rate of .8381 of a share of Procept common stock for each share of Heaven's Door common stock.

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

PROCEPT

    From February 17, 1994, the date of Procept's initial public offering, until March 26, 1998, Procept's common stock had been quoted on the Nasdaq National Market under the symbol "PRCT." Since March 27, 1998, Procept's common stock has been quoted on the Nasdaq SmallCap Market under the symbol "PRCT." Procept has never paid cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future. Procept currently intends to retain any future earnings for use in Procept's business. As of December 1, 1999, there were approximately 706 holders of record of Procept common stock.

    The following table sets forth the range of high and low closing sale prices for Procept's common stock as reported by the Nasdaq National Market and the Nasdaq SmallCap Market for the periods indicated below. The dollar values in these tables have been adjusted to reflect the one-for-ten reverse split of Procept's common stock effected on June 1, 1998 and the seven-for-one reverse split of Procept's common stock effected on October 14, 1997.

                                                            PRICE RANGE
                                                     --------------------------
                                                       HIGH              LOW
                                                     ---------         --------
Year Ended December 31, 1997
  First Quarter....................................  $ 135.66          $56.91
  Second Quarter...................................  $  67.83          $32.83
  Third Quarter....................................  $  41.58          $21.91
  Fourth Quarter...................................  $  31.25          $10.00

Year Ended December 31, 1998
  First Quarter....................................  $  11.86          $ 6.25
  Second Quarter...................................  $   5.75          $ 3.38
  Third Quarter....................................  $   4.06          $ 0.94
  Fourth Quarter...................................  $   3.50          $ 0.31

Year Ended December 31, 1999
  First Quarter....................................  $   5.1875        $ 1.75
  Second Quarter...................................  $   2.4375        $ 1.375
  Third Quarter....................................  $   2.2812        $ 1.125
  Fourth Quarter (through December 1, 1999)........  $   2.4375        $ 1.375

    On September 14, 1999, the last business day before the merger was announced, the last sale price of Procept common stock as reported on the Nasdaq
SmallCap Market was $2.28. On December   , 1999 the last sale price of Procept
common stock as reported on the Nasdaq SmallCap Market was $   .

    You are encouraged to obtain current market quotations for Procept common stock.

HEAVEN'S DOOR

    Heaven's Door common stock is not traded in any public market. Heaven's Door has never paid any cash dividends and does not contemplate the payment of cash dividends in the foreseeable future. As of December 1, 1999, there were approximately 800 holders of record of Heaven's Door's common stock.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION INCLUDED AND INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/ PROSPECTUS, YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS DESCRIBED BELOW IN DECIDING HOW TO VOTE YOUR SHARES. THESE RISKS FACTORS ARE PARTICULARLY IMPORTANT TO KEEP IN MIND WHEN YOU ARE READING FORWARD-LOOKING STATEMENTS.

RISKS RELATING TO THE MERGER

THE VALUE OF THE SHARES OF PROCEPT COMMON STOCK TO BE RECEIVED BY THE HEAVEN'S DOOR STOCKHOLDERS IS NOT FIXED AND MAY DECLINE FROM ITS CURRENT VALUE.

    The aggregate number of shares of Procept common stock to be issued in the merger is fixed and will not be adjusted in the event of any increases or decreases in Procept's stock price. However, because Procept common stock is publicly traded, the value of a share of Procept common stock may change on a daily basis. The price of Procept common stock at the effective date of the merger may vary significantly from the price at the date of this proxy statement/prospectus and at the date on which you vote. Consequently, at the time the stockholders of Heaven's Door vote on the proposal to approve the merger agreement, they will not know the exact value of the Procept common stock that they would be entitled to receive if the merger is completed. If Procept's stock price declines, the value of the merger consideration to be received by Heaven's Door stockholders will decline. In addition, some of Heaven's Door larger stockholders, directors, executive officers and employees are signing lock-up agreements which will restrict their ability to sell their shares after the merger. This will prolong the period at which they are at risk for declining value of Procept common stock.

PROCEPT'S STRATEGY TO SELL OR LICENSE ITS BIOTECHNOLOGY ASSETS AND ENTER INTO THE INTERNET INDUSTRY MAY NOT BE SUCCESSFUL.

    This merger involves Procept, a biotechnology company, acquiring Heaven's Door, an Internet company offering funeral-related products and services. Procept's current business strategy involves selling or licensing its biotechnology assets to maximize their current value, and applying the proceeds to grow the Internet business of Heaven's Door. Procept cannot predict when or if it will be able to obtain value for its biotechnology assets. The timing and terms of any disposition will impact Procept's ability to grow the Internet business. Also, if Procept fails to sell or otherwise dispose of the biotechnology assets, Procept may not have the resources to continue the progress of its development programs and may cease those developments without any current return.

    In addition, the capital markets may be confused about Procept's business and strategies in light of the diverse businesses, which confusion may result in a failure to achieve full valuation in the public markets.

    The lack of synergy between the two companies will require management, at least until the biotechnology assets are sold or licensed to third parties, to devote significant effort towards operating and growing separate businesses. Procept's current management lacks experience in operating an Internet business. While Procept is in the process of recruiting a new Chief Executive Officer, it cannot be sure when, if and on what terms it will be able to hire an individual with appropriate experience. Procept's future results will be impacted negatively if it is unable to manage effectively its business after the merger.

PROCEPT FACES RISKS THAT ARE SIGNIFICANTLY DIFFERENT FROM THOSE FACED BY HEAVEN'S DOOR, AND THESE RISKS MAY CAUSE THE VALUE OF PROCEPT SHARES ISSUED TO HEAVEN'S DOOR STOCKHOLDERS TO DECLINE.

    After the merger, Heaven's Door stockholders will become Procept stockholders. As long as Procept retains its biotechnology assets, Procept's business and strategy will be significantly different from that of Heaven's Door, and Procept's results of operations, as well as the price of Procept common stock, will be affected by various factors different from those affecting Heaven's Door's results of operations. Future events that may not have affected the value of Heaven's Door stock may cause the price of Procept common stock to decline.

THE STOCKHOLDERS OF HEAVEN'S DOOR HAVE NO ASSURANCE THAT THEY WILL NOT RECOGNIZE A TAXABLE GAIN ON THE EXCHANGE OF THEIR SHARES OF HEAVEN'S DOOR COMMON STOCK FOR PROCEPT COMMON STOCK.

    Although the parties intend that the merger qualify as a tax-deferred reorganization under the U.S. federal income tax code, which means that the Heaven's Door stockholders would not recognize any loss or gain on the exchange of their shares, except in connection with any cash received instead of fractional shares, neither Procept nor Heaven's Door is making any representation as to the tax effects of the transaction. In addition, no tax opinions are required to be issued by either company's tax advisor. Consequently, there could exist factual circumstances that may have been discovered if tax opinions were required that could cause the merger not to qualify as a tax-deferred reorganization. Accordingly, the stockholders of Heaven's Door will need to consult with their own tax advisors to determine whether they will need to recognize any taxable gain on their receipt of Procept common stock in the merger.

RISKS RELATING TO THE COMBINED COMPANY

IF PROCEPT IS UNABLE TO OBTAIN THE ADDITIONAL CAPITAL REQUIRED TO CONTINUE TO GROW ITS BUSINESS, PROCEPT MAY BE REQUIRED TO MODIFY ITS OPERATING PLANS.

    Procept's operations to date have consumed substantial amounts of cash. Procept will require substantial funds to:

    - progress its drug development programs to the point where the biotechnology assets will have optimal value in light of Procept's limited development objectives; and

    - complete development of Heaven's Door's Internet website and promote the use of the site by consumers and subscribers.

    Additional funding may not be available on favorable terms or at all. If adequate funds are not available, Procept may need to curtail operations significantly. To obtain additional funding, Procept may need to enter into arrangements that require it to relinquish rights to some technologies and/or potential markets. To the extent that Procept raises additional capital through the sale of equity, or securities convertible into equity, you may experience dilution of your proportionate ownership in Procept.

THE VOLATILITY IN THE PRICE OF PROCEPT STOCK COULD RESULT IN THE LOSS OF A SIGNIFICANT AMOUNT OF YOUR INVESTMENT.

    The market price of Procept common stock has been highly volatile and may be so in the future. Many factors may have a significant adverse effect on the market price of Procept common stock, including:

    - announcements of technological innovations or new commercial products by Procept or its competitors;

    - indicia of market acceptance of the Heaven's Door products and services or of consumer Internet purchasing generally;

    - publicity regarding actual or potential clinical results, regulatory developments and proprietary rights of owned or licensed biotechnology products of Procept or its licensees;

    - the terms of the disposition of the biotechnology assets;

    - general market conditions affecting either the Internet industry or the biotechnology industry, or both; and

    - fluctuations in Procept's revenues and other financial results.

    As of December 1, 1999, Procept had 14,970,037 shares of common stock outstanding. The issuance of shares of Procept common stock in connection with the merger and future issuances of Procept common stock as well as sales of Procept common stock by existing stockholders and option and warrant holders also could adversely affect the market price of Procept common stock.

THE VALUE OF YOUR PROCEPT STOCK MAY DECLINE IF OTHER SECURITY HOLDERS EXERCISE THEIR OPTIONS AND WARRANTS.

    As of December 1, 1999, 12,386,903 shares of Procept common stock were issuable upon exercise of options and warrants to purchase Procept common stock that either are currently outstanding or Procept has an obligation to issue. The issuance of shares of Procept common stock upon exercise of these outstanding options and warrants will cause immediate dilution to Procept's stockholders. In addition, the future sale of these shares may cause the market price of Procept common stock to decline. So long as these options and warrants are outstanding, it may be more difficult for Procept to obtain additional funds to finance its operations.

BECAUSE CERTAIN STOCKHOLDERS OWN A LARGE PERCENTAGE OF PROCEPT'S STOCK, THEY MAY BE ABLE TO CONTROL PROCEPT'S MANAGEMENT AND BUSINESS POLICIES AND PREVENT A POTENTIALLY BENEFICIAL ACQUISITION OF PROCEPT.

    The Aries Trust, the Aries Domestic Fund, L.P., the Aries Master Fund, the Aries Domestic Fund II, L.P., Paramount Capital Investments, LLC and
Dr. Lindsay Rosenwald, who we refer to collectively as the Aries Purchasers, are the holders of 6,990,098 shares of Procept common stock, and warrants and unit purchase options to acquire 5,091,692 additional shares of Procept common stock. After the merger, the Aries Purchasers will own 33.08% of the outstanding common stock of Procept, assuming only the Aries Purchasers exercise all their convertible securities. In addition, The Aries Trust and the Aries Domestic Fund, L.P. have the right to designate a majority of the members of the board of directors. Accordingly, these entities effectively may control matters requiring approval by Procept's stockholders, including electing directors, adopting or amending some provisions of Procept's restated certificate of incorporation or by-laws and approving or preventing certain mergers or other similar transactions, such as a sale of substantially all of Procept's assets. The control rights of these entities and their affiliates may effectively discourage a third party from making an acquisition proposal and thereby inhibit a change of control in circumstances that could give the holders of Procept common stock the opportunity to realize a premium over the then-prevailing market price of the common stock or affect the market price of the common stock, or both. Moreover, subject to contractual restrictions and general fiduciary obligations, Procept is not prohibited from engaging in transactions with its management and principal stockholders, or with entities in which those persons are interested.

IF PROCEPT COMMON STOCK BECOMES SUBJECT TO RESTRICTIVE SALES PRACTICES IMPOSED ON PENNY STOCK, THE TRADING MARKET FOR PROCEPT SECURITIES WOULD BE LIMITED.

    The listing of the Procept common stock on the Nasdaq SmallCap Market is subject to Procept continuing to meet certain listing requirements, such as a minimum bid price of $1.00. If Procept common stock is not listed on a national securities exchange or on a qualified automated quotation system, such as the Nasdaq SmallCap Market, it may become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended, which imposes additional sales practice requirements on broker-dealers that sell such securities. Rule 15g-9 defines a "penny stock" to be any equity security that has a market price, as therein defined, of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. If Procept's common stock was no longer listed on the Nasdaq SmallCap Market, then transactions in Procept common stock would require a broker-dealer to make a special suitability determination for the purchaser, deliver the Securities and Exchange Commission's required disclosure statement regarding "penny stock" and receive the purchaser's written consent to the transaction prior to sale. In addition, Rule 15g-4 requires that a broker-dealer must disclose the sales commission payable to it and its registered representative and current quotations for the security. Finally, Rule 15g-6 requires that a broker-dealer send its customers who hold penny stock in their accounts monthly statements disclosing recent price information for the penny stock and information on the limited market in penny stock. Consequently, these rules may affect the ability of broker-dealers to sell Procept's securities and may affect the ability of holders of Procept common stock to sell any of their shares.

    The required penny stock restrictions discussed above will not apply to Procept's securities if Procept meets certain minimum net tangible assets or average revenue criteria. Procept cannot be certain that its securities will qualify for exemption from the penny stock restrictions. In any event, even if its securities were exempt from these restrictions, Procept would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that a restriction would be in the public interest. If Procept's securities were subject to the rules on penny stocks, the market liquidity for its securities would be materially adversely affected.

PROCEPT'S BUSINESS STRATEGY REQUIRES THE RETENTION OF KEY PERSONNEL TO DISPOSE OF THE BIOTECHNOLOGY ASSETS AND THE RECRUITMENT OF KEY INTERNET EXECUTIVES.

    Procept is highly dependent upon the efforts of John F. Dee and Michael Fitzgerald to manage the biotechnology business. Procept also is very dependent on Procept's remaining scientific team to optimize the value of its biotechnology assets through the completion of some clinical trials and the sale or license of the biotechnology assets. The loss of the services of one or more of these individuals might impede the achievement of Procept's business strategy. Procept also is seeking to recruit management personnel with Internet expertise. Key personnel with Internet experience are in high demand in the labor marketplace, and Procept may not be able to successfully compete for this personnel. If Procept is unable to maintain key biotechnology personnel until its biotechnology assets are sold or licensed and recruit Internet executives, its business strategy may not be implemented successfully.

SEVERAL ANTI-TAKEOVER PROVISIONS MAY DEPRIVE PROCEPT'S STOCKHOLDERS OF THE OPPORTUNITY TO RECEIVE A PREMIUM FOR THEIR SHARES UPON A CHANGE IN CONTROL.

    Provisions of Delaware law, and Procept's restated certificate of incorporation and by-laws may have the effect of discouraging a third party from making an acquisition proposal for Procept. This could delay or prevent a change in control of Procept in circumstances that could give Procept stockholders the opportunity to receive a premium over the market price of their stock. In addition, these provisions may cause the market price of Procept common stock to be lower than it would be in the absence of these provisions.

IF PROCEPT IS UNABLE TO USE ITS NET OPERATING LOSS CARRY FORWARDS, ITS TAX LIABILITY COULD INCREASE.

    For Federal income tax purposes, Procept's net operating loss and tax credit carryforwards as of December 31, 1998 are approximately $59.7 million and $2.3 million, respectively. These carryforwards will expire beginning in 2000. The Tax Reform Act of 1986 provided for a limitation on the annual use of net operating loss and tax credit carryforwards following certain ownership changes. Procept believes that some recent issuances of its securities, including those shares of Procept common stock being issued in connection with the merger, are likely to restrict severely its ability to utilize these net operating losses and tax credits in any particular year. Additionally, because the U.S. tax laws limit the time during which net operating loss may be applied against future taxable income and tax credit carryforwards may be applied against tax liabilities, Procept may never be fully able to use its net operating loss and tax credits for federal income tax purposes.

RISKS RELATING TO THE BIOTECHNOLOGY INDUSTRY

PROCEPT HAS INCURRED SUBSTANTIAL LOSSES SINCE IT BEGAN DOING BUSINESS AND IT MAY NEVER BE PROFITABLE.

    Procept has never made a profit in any fiscal period since its inception in 1992. Procept expects that its biotechnology development programs will continue to incur operating losses over the next several years. As of September 30, 1999, Procept had an accumulated deficit of approximately $77.2 million. Procept had a net loss in 1997 of $9.1 million before dividends on preferred stock of $4.2 million, a net loss in 1998 of $3.3 million, and a net loss for the nine months ended September 30, 1999 of $11.4 million. To date, Procept's only source of revenue has been up-front payments and research and development funding from its corporate partners. For the foreseeable future, apart from the Internet business of Heaven's Door, Procept expects that its level of revenues and profitability will depend upon its ability to sell or license the biotechnology assets. Procept has not received any revenues from the discovery, development or sale of a commercial product, and Procept may not realize any such revenues in the future. Procept is not able to predict when, or if, it will become profitable, nor is it able to predict whether such profitability will be sustained if it is achieved.

    Procept's losses have resulted principally from research and development costs of drug candidates and associated administrative costs. Procept expects to incur significant additional operating losses for as long as it retains its biotechnology assets. The terms of any sale or license of Procept's biotechnology assets may continue to put Procept at risk for the successful development of the products sold or licensed.

    Procept is not certain that it will successfully sell or license its rights in its biotechnology assets. Even if it is able to do so, the revenue from such arrangements may not create stockholder value. If Procept is unable to dispose of its biotechnology assets on profitable terms, its financial condition will be materially adversely affected.

PROCEPT MAY NEVER SUCCESSFULLY DEVELOP A DRUG THAT CAN BE COMMERCIALIZED.

    PRO 2000 Gel, BG, and Boronated Protoporphyrin Compound are currently in, and several of Procept's preclinical stage products will require, clinical trials to test their safety and effectiveness. Results of preclinical studies are not necessarily indicative of results that will be obtained in clinical trials and clinical trials are lengthy and expensive. Furthermore, Procept or its licensees may encounter problems in clinical trials that cause delays or suspend development of some products. In addition, Procept cannot be sure that the clinical testing, if completed, will show these products to be safe and effective.

RISKS RELATED TO THE INTERNET INDUSTRY

HEAVEN'S DOOR'S BUSINESS IS VERY DIFFICULT TO EVALUATE BECAUSE ITS OPERATING HISTORY IS LIMITED.

    Heaven's Door began operations as an Internet company in May 1999. Accordingly, there is very limited information about Heaven's Door with which to evaluate its business, strategies and performance. In assessing the risks associated with Heaven's Door, consider the risks, expenses and uncertainties that an early stage company like Heaven's Door faces, particularly in the new and rapidly evolving Internet market.

HEAVEN'S DOOR'S SERVICES ARE NOVEL AND UNPROVEN.

    Providing funeral-related products and services via the Internet is a novel and unproven business strategy. If the assumptions underlying Heaven's Door's business model are not valid or if it is unable to implement its business plan, achieve the predicted level of market penetration, or generate the desired level of revenues from advertising or sales, Heaven's Door will not be successful.

    It is difficult to predict the extent and rate of user adoption of Heaven's Door's services. Heaven's Door cannot be sure that widespread acceptance of its products or services will ever occur. Heaven's

Door may be unable to attract advertising or subscription revenues from suppliers of funeral-related services. In addition, if its current services are not well-received, Heaven's Door may never be able to expand its business to offer additional products and services.

HEAVEN'S DOOR MAY NOT BE ABLE TO COMPETE EFFECTIVELY AGAINST ITS CURRENT AND POTENTIAL COMPETITORS.

    Heaven's Door competes with a number of other companies that provide funeral-related products and services over the Internet. Some of these competitors may have greater financial, technical and marketing resources than Heaven's Door does. This may allow them to devote greater resources to the development and promotion of their products and services. In addition, some of these competitors may offer a broader base of products and services that may attract consumers to their websites. This could result in reduced market penetration for Heaven's Door's products and services. In addition, because the barriers to entry are low, new competitors may emerge and rapidly acquire market share.

HEAVEN'S DOOR FACES POTENTIAL ELECTRONIC COMMERCE RELATED LIABILITIES AND EXPENSES THAT MAY BE COSTLY.

    Arrangements with electronic commerce merchants may expose Heaven's Door to legal risks and uncertainties, including potential liabilities to consumers of third party products and services. Although Heaven's Door carries general liability insurance, its insurance may not cover potential claims of this type or may not be adequate to indemnify Heaven's Door for all liability that may be imposed.

    Some of the risks that may result from these arrangements with businesses engaged in electronic commerce include:

    - potential liabilities for illegal activities that may be conducted by participating merchants;

    - product liability or other tort claims relating to goods or services sold through third-party commerce sites;

    - consumer fraud and false or deceptive advertising or sales practices;

    - breach of contract claims relating to merchant transactions;

    - claims that materials included in merchant sites or sold by merchants through these sites infringe third-party patents, copyrights, trademarks or other intellectual property rights, or are libelous, defamatory or in breach of third-party confidentiality or privacy rights; and

    - claims relating to any failure of merchants to appropriately collect and remit sales or other taxes arising from electronic commerce transactions.

    Even if any asserted claims do not result in material liability, investigating and defending claims could be costly and may have a material adverse effect on Heaven's Door's business, operating results or financial condition.

HEAVEN'S DOOR'S GROWTH WILL DEPEND ON ITS ABILITY TO DEVELOP ITS BRAND.

    Heaven's Door believes that broader brand recognition and a favorable consumer perception of the Heavenly Door brand are essential to its future success. Accordingly, Heaven's Door intends to pursue an aggressive brand-enhancement strategy, which will include mass market and multimedia advertising, promotional programs and public relations activities. Heaven's Door intends to incur significant expenditures, approximately $2 million to $3 million in 2000, on these advertising and promotional programs and activities. These expenditures may not result in a sufficient increase in revenue to cover the advertising and promotional expenses. In addition, even if brand recognition increases, the number of consumers, advertisers or subscribers may not increase. If Heaven's Door brand enhancement strategy is unsuccessful, these expenses may never be recovered and Heaven's Door may be unable to increase future revenues.

IF HEAVEN'S DOOR IS UNABLE TO EXPAND ITS PRODUCTS AND SERVICES, IT WILL NOT BECOME PROFITABLE.

    To increase its revenues, Heaven's Door will need to expand its operations by promoting new or complementary products and by expanding the breadth and depth of its services. In particular, Heaven's Door's future success will depend largely on its ability to increase revenues through the facilitation of electronic commerce transactions and through the increase in the number of subscribing death care providers. The market for electronic commerce services is extremely competitive. Because Heaven's Door only recently entered the funeral-related services market and has little experience in it, Heaven's Door may have limited success in attracting and maintaining subscribers to HeavenlyDoor.com, Heaven's Door's website. The expansion of Heaven's Door's business to include providing other products and services to the elderly and aging baby boomer population via the Internet will require additional development resources. This expansion may strain Heaven's Door's managerial, financial and operational resources. Heaven's Door's expansion into new product and service offerings may not be timely or may not generate sufficient revenues to offset their cost. If this occurs, Heaven's Door's business, operating results and financial condition will be materially adversely affected.

HEAVEN'S DOOR'S SUCCESS DEPENDS ON THE GROWTH OF ELECTRONIC COMMERCE AND CONSUMER ACCEPTANCE OF HEAVEN'S DOOR'S PRODUCTS AND SERVICES.

    The future success of Heaven's Door is dependent on the continued growth of electronic commerce generally, and an increased demand for funeral-related services offered via the Internet particularly. The continued growth of these areas depends on various factors, many of which are outside Heaven's Door's control. These factors include:

    - the acceptance and effectiveness of the Internet as a medium for transactions in funeral-related products and services;

    - the performance and reliability of the Internet to facilitate electronic commerce transactions;

    - security and authentication concerns with respect to the transmission over the Internet of confidential information, such as credit card numbers, and attempts by unauthorized computer users, so-called hackers, to penetrate online security systems; and

    - privacy concerns, including those related to the ability of websites to gather user information without the user's knowledge or consent.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES PERTAINING TO THE INTERNET COULD HURT HEAVEN'S DOOR'S BUSINESS.

    Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could decrease the demand for Heaven's Door services, increase its cost of doing business or otherwise have a material adverse effect on its business. There is, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet. These laws or regulations may relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Furthermore, the growth and development of electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on electronic commerce companies as well as companies like Heaven's Door that provide electronic commerce services.

    Recently adopted legislation provides that, prior to October 2001, a state cannot impose sales taxes on products sold on the Internet unless those taxes could be charged on non-Internet transactions involving the same products. During this moratorium, it is possible that taxing mechanisms may be developed that would, following the moratorium, impose increasing sales and similar tax burdens on Heaven's Door. If these burdens are placed on Heaven's Door, it may have a negative effect on its financial condition. In addition, foreign jurisdictions may claim that Heaven's Door is subject to taxation because it conducts transactions with their citizens.

    Heaven's Door cannot predict how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of these laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty in the Internet market. This uncertainty could reduce demand for Heaven's Door's services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

GOVERNMENT REGULATIONS PERTAINING TO THE DEATH CARE INDUSTRY MAY INCREASE HEAVEN'S DOOR'S COST OF BUSINESS.

    The death care industry is subject to regulation under federal, state and local laws, including the regulation of pre-need sales of funeral and cemetery products and the content of advertisements placed by death care providers. Heaven's Door cannot be sure what effect, if any, these regulations and any future regulations governing the products and services that Heaven's Door and its subscribers provide may have on Heaven's Door's financial condition.

IF HEAVEN'S DOOR'S SYSTEMS AND SERVERS DO NOT OPERATE PROPERLY ITS BUSINESS AND REPUTATION WILL BE HURT.

    Any system failure, including network, software or hardware failure, that causes slower response times and interruptions in service could result in reduced user traffic on HeavenlyDoor.com. Reduced traffic could result in reduced revenues from advertisers, subscribers and consumers. Although Heaven's Door believes that its current back-up methods are adequate, Heaven's Door cannot assure you that the back-up servers will not fail or cause an interruption in its service.

    In addition, Heaven's Door's services could be affected by computer viruses, electronic break-ins or other similar disruptions. If Heaven's Door experiences outages, frequent or persistent system failures or degraded response times, its reputation could be harmed.

    Heaven's Door users and customers depend on Internet service providers, online service providers and other website operators for access to HeavenlyDoor.com. Each of these providers has experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to Heaven's Door systems. Heaven's Door general liability insurance policies may not adequately compensate it for losses that may occur due to interruptions in its service.

IF HEAVEN'S DOOR FAILS TO IDENTIFY AND RESOLVE YEAR 2000 ISSUES, DISRUPTIONS IN ITS OPERATIONS THAT HURT ITS BUSINESS COULD RESULT.

    Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by Heaven's Door and many other companies and governmental agencies may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities. Heaven's Door has implemented a Year 2000 compliance program to identify and minimize exposure to Year 2000 problems, which includes an assessment of its internal readiness as well as the readiness of third parties that are critical to its business. Heaven's Door does not anticipate experiencing any material adverse effects on its business as a result of Year 2000 issues. However, Heaven's Door cannot be sure that its Year 2000 issues have been fully and accurately identified. The failure of Heaven's Door, or third parties that are significant to Heaven's Door's business, to identify and resolve these issues could result in interruptions in, or failure of, certain normal business activities or operations that may have an adverse effect on Heaven's Door's business, results of operations and financial condition.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This proxy statement/prospectus contains forward-looking statements about our financial condition, results of operations, business strategies, competitive positions, growth opportunities for existing and potential products and services, plans and objectives of management and other matters. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements, therefore, should be considered in light of various important factors, including those set forth in this proxy statement/prospectus under the heading "Risk Factors."

    Words such as "estimate," "project," "plan," "intend," "expect," "believe," "may" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this proxy statement/prospectus and the other documents incorporated by reference, including, but not limited to, Procept's Annual Report on Form 10-K for the year ended December 31, 1998, including any amendments.

    You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus. Procept does not undertake any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

                          THE PROCEPT SPECIAL MEETING

    This proxy statement/prospectus is furnished (i) as a proxy statement/prospectus to the holders of the outstanding shares of Procept common stock, $0.01 par value, in connection with the solicitation of proxies by the Procept board of directors from the holders of Procept common stock for use at the special meeting of the Procept stockholders on the date and at the time and place set forth below and (ii) as a prospectus to holders of the outstanding shares of Heaven's Door common stock, $0.001 par value, in connection with the conversion of that stock into shares of Procept common stock in the merger. Procept anticipates that mailing of proxy materials to its stockholders entitled to notice of and to vote at the special meetings will begin on or about
December   , 1999. Heaven's Door has informed Procept that it will ask its stockholders to approve the merger by written consent. The written consent will not be effective earlier than 20 business days after Procept delivers this prospectus to Heaven's Door's stockholders.

GENERAL

    The purpose of the Procept special meeting is to consider and vote upon:

    - a proposal to approve the issuance of up to 10,920,000 shares of Procept common stock to the stockholders of Heaven's Door pursuant to the Agreement and Plan of Merger, dated as of November 8, 1999, providing for the merger of Procept Acquisition Corp. with and into Heaven's Door, with Heaven's Door being the surviving corporation, and the issuance of up to 5,000,000 shares of Procept common stock to some of Procept's existing stockholders in cancellation of special rights inherent in the shares of Procept common stock they hold;

    - a proposal to approve an amendment to Procept's restated certificate of incorporation to increase the authorized shares of Procept common stock from 30,000,000 shares to 50,000,000 shares;

    - a proposal to approve an amendment to Procept's restated certificate of incorporation to change Procept's name from "Procept, Inc." to "HeavenlyDoor.com, Inc."; and

    - any other matters properly presented for consideration at the meeting.

    The Procept board does not know, as of the date of mailing of this proxy statement/prospectus, of any other business to be brought before the Procept special meeting. The enclosed proxy card authorizes the voting of shares represented by the proxy on all other matters that may properly come before the Procept special meeting, and any adjournment or postponement thereof and the proxy holders intend to take such action in accordance with their best judgment.

    The Procept board of directors, by a unanimous vote, has approved the stock issuance and the amendments to Procept's restated certificate of incorporation and recommends that Procept stockholders vote FOR the stock issuance and the amendments to the restated certificate of incorporation.

DATE, PLACE, AND TIME; RECORD DATE

    The Procept special meeting is scheduled to be held at 11:30 a.m. on January 13, 2000 at Procept's headquarters. Holders of record of shares of Procept common stock at the close of business on December 1, 1999 will be entitled to receive notice of and vote at the Procept special meeting.

VOTING RIGHTS

    At the close of business on December 1, 1999, 14,970,037 shares of Procept common stock were issued and outstanding. Each share of Procept common stock outstanding as of Procept's record date is entitled to one vote upon each matter properly submitted at the Procept special meeting. Under the rules of the National Association of Securities Dealers, Inc., commonly known as NASD, the affirmative vote of a majority of the votes cast at the Procept special meeting is required to approve the stock issuances in connection with the merger. Under Delaware law, the affirmative vote of the majority of the outstanding Procept common stock is required to approve the amendments to Procept's restated certificate of incorporation increasing the authorized common stock of Procept and changing the name of Procept.

    The presence in person or by proxy at the Procept special meeting of the holders of at least a majority of the outstanding shares of Procept common stock entitled to vote is necessary to constitute a quorum for the transaction of business at the Procept special meeting. Abstentions and broker non-votes, which are proxies from brokers or nominees indicating that they have not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which brokers or nominees do not have discretionary power to vote, will be considered as present for the purposes of establishing a quorum. Under the NASD rules, brokers and nominees are precluded from exercising their voting discretion with respect to the approval of the stock issuance and the proposal to increase the authorized common stock. Accordingly, without specific instructions from the beneficial owner of the shares, brokers and nominees do not have the power to vote the shares on the stock issuances or increase in authorized common stock. As a result, abstentions and broker non-votes will be counted as present for purposes of a quorum but neither abstentions nor broker non-votes will have any effect on the outcome of voting on the matters.

    As of the Procept record date, directors and executive officers of Procept and their affiliates owned beneficially an aggregate of 1,622,731 outstanding shares of Procept common stock or 4.91% of the shares of Procept common stock outstanding on that date, assuming the directors and executive officers exercise certain options and warrants. Directors and executive officers of Procept have indicated that they intend to vote their shares of Procept common stock in favor of the issuance of Procept common stock in the merger and in consideration of the termination of the special rights inherent in shares of Procept common stock held by some existing Procept stockholders, and both of the amendments to Procept's charter.

VOTING AND REVOCATION OF PROXIES

    Shares of Procept common stock represented by a proxy properly signed and received at or before the Procept special meeting, unless later revoked, will be voted in accordance with the instructions on the proxy.

    If a proxy is signed and returned without indicating any voting instructions, the shares of Procept common stock represented by the proxy will be voted in favor of the stock issuances and the proposals to increase the authorized common stock and to change Procept's name.

    Procept proxy holders, in their discretion, may vote shares voted in favor of the proposal to approve the stock issuances pursuant to the merger agreement, or either of the proposals to amend Procept's charter, to adjourn the Procept special meeting to solicit additional proxies in favor of any of the proposals. You may revoke your proxy at any time before the proxy is voted by filing an instrument revoking it or filing a properly executed proxy bearing a later date with the Secretary of Procept, before or at the Procept special meeting, or by voting in person at the Procept special meeting. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: Procept, Inc., 840 Memorial Drive, Cambridge, Massachusetts 02139, Attention: President. Attendance at the Procept special meeting will not in and of itself constitute revocation of a proxy.

    Procept may adjourn the special meeting to another date and/or place for any proper purpose, including, without limitation, for the purpose of soliciting additional proxies.

SOLICITATION OF PROXIES

    In addition to solicitation by mail, directors, officers and employees of Procept may solicit proxies from the stockholders of Procept personally or by telephone, telecopy or telegram or other forms of communication. Officers, directors and employees of Procept will not be compensated specifically for these services. Brokerage houses, nominees, fiduciaries, and other custodians will be requested to forward soliciting materials to beneficial owners of Procept common stock and Procept will reimburse them for their reasonable expenses incurred.

                           BUSINESS OF PROCEPT, INC.

CORPORATE SUMMARY

    Procept, Inc., together with its subsidiaries, is a biopharmaceutical company currently engaged in the development and commercialization of novel drugs based on biotechnological research. On March 17, 1999, Procept completed its merger with Pacific Pharmaceuticals, Inc., in which Pacific became a subsidiary of Procept. The combined company has a product portfolio with a focus in anti-infectives and oncology, including three compounds in human clinical trials that may be candidates for accelerated regulatory approval.

    The lead product candidate from Procept's AIDS program, PRO 2000 Gel, is a vaginal microbicide designed to prevent the sexual transmission of human immunodeficiency virus and other sexually transmitted disease pathogens. Procept recently announced that PRO 2000 Gel was shown to protect female monkeys from infection by an AIDS-causing virus in a small study conducted by the British Medical Research Center. In earlier studies, PRO 2000 Gel protected mice from genital herpes simplex virus type 2 infection. Laboratory studies have also shown that the product is active against Chlamydia trachomatis and Neisseria gonorrhea, two other important pathogens. These promising results offer hope that PRO 2000 Gel could protect women from human immunodeficiency virus and sexually transmitted disease infections; they also provide support for conducting Phase II and III human clinical studies on an accelerated basis to demonstrate the safety and protective efficacy of the product. Two Phase I clinical trials, completed in 1997, showed that daily intravaginal doses of 4% PRO 2000 Gel are safe and well tolerated in healthy, sexually abstinent women. One of these studies was supported by the British Medical Research Center. We have recently commenced a larger study to evaluate the safety and acceptability of PRO 2000 Gel in healthy, sexually active women and in human immunodeficiency virus-infected women in the United States and South Africa, with support from the National Institute of Allergy and Infectious Diseases, called NIAID. Phase II safety studies are also under discussion with the British Medical Research Center. Procept believes that safety data from these trials, coupled with the promising animal protection results, will make PRO 2000 Gel an attractive candidate for testing in a large, government-funded Phase III clinical trial designed to demonstrate safety and effectiveness.

    Pacific has two cancer therapies that are candidates for fast-track regulatory approval, both of which are in the human clinical phase of development under Food and Drug Administration Investigational New Drug applications. These therapies include:

    - O(6)-benzylguanine, called BG, a chemosensitizer to enhance chemotherapy; and

    - Boronated Protoporphyrin Compound, called BOPP, for use in photodynamic therapy.

    BG is a chemosensitizer that is designed to overcome tumor resistance to a significant class of commonly used chemotherapeutic agents known as O(6)-alkylating agents. BG inactivates tumor AGT, a DNA repair protein, which interferes with the effectiveness of some alkylating agents. Inactivation of AGT in cells derived from 11 different human tumor types, including multiple myeloma, rendered these cells more sensitive to the cytotoxic effects of several alkylating agents. In preclinical animal studies, treatment with BG increased the anti-tumor activity of some alkylating agents in brain, colon, and prostate cancers and in glioma and melanoma. Published human clinical data show that a correlation exists between low levels of AGT and survival in brain tumor patients treated with some alkylating agents.

    The dose of BG that effectively inactivates the DNA repair protein AGT in solid tumors, and the amount of alkylating agent that can be safely administered with this dose, was determined in National Cancer Institute, or NCI, sponsored Phase I studies performed at the Duke University Medical Center, the University of Chicago and Case Western Reserve University. Preliminary clinical response data was presented at the 1999 Annual Meeting of the American Society of Clinical Oncology. One metastatic colon carcinoma patient achieved a sustained partial response for 13 months after failing other therapies. A second patient with carcinoma of unknown primary had sustained stable disease for 20 months. Procept is awaiting the results of five ongoing Phase I trials in other cancer indications at other institutions to test safety and dosing.

    Procept recently announced the initiation of a human Phase II clinical trial of BG in combination with the chemotherapeutic drug carmustine for the treatment of multiple myeloma at the Ireland Cancer Center at University Hospitals of Cleveland and Case Western Reserve University. This study is one of several Phase II clinical trials that will be sponsored by the NCI in various cancer indications including, but not limited to, colon cancer, glioma, melanoma and sarcomas. The trials will be conducted in accordance with a Cooperative Research and Development Agreement signed with the NCI in 1998.

    The proprietary photodynamic therapy compound, BOPP, is currently in a Phase I study in brain cancer patients at the Royal Melbourne Hospital, Australia under a United States Investigational New Drug application filed with the FDA in March 1998. Photodynamic therapy is a technology which might be suitable for use in a variety of disorders including cancers, cardiovascular and gastrointestinal disorders, and pre-cancerous conditions such as Barrett's esophagus and cervical dysplasia, but are as yet not proven. Light is used to activate a photosensitizing drug selective to tumor cells, resulting in tumor cell death. Procept is awaiting the results of this trial to determine its competitive position in the photodynamic therapy field and whether further development is warranted.

DRUG DEVELOPMENT PROGRAMS

PRO 2000 GEL: A MICROBICIDE TO PREVENT HUMAN IMMUNODEFICIENCY VIRUS AND SEXUALLY
  TRANSMITTED DISEASE INFECTION

    PRO 2000 Gel is a topical microbicide designed to prevent the sexual transmission of human immunodeficiency virus and other sexually transmitted disease pathogens.

    Procept believes there is a need for new technologies to prevent the sexual transmission of human immunodeficiency virus and other sexually transmitted diseases. Human immunodeficiency virus infection usually leads to AIDS, a severe, life-threatening impairment of the immune system. Human immunodeficiency virus causes immunosuppression by attacking and destroying T cells, which coordinate much of the network of normal immune responses. The progression from human immunodeficiency virus infection to symptomatic disease may take many years. In 1998, the human immunodeficiency virus epidemic continued with an estimated 5.8 million new infections worldwide. In addition, The Centers for Disease Control estimates that there are 330 million new cases of other sexually transmitted diseases each year worldwide. Despite years of effort, an effective human immunodeficiency virus vaccine remains elusive. Male condoms are known to prevent sexually transmitted disease transmission, but rates of consistent and correct use are low, perhaps because they are unacceptable for many couples and their use is controlled by the male partner. "Topical microbicides," which are designed to provide a chemical barrier to infection, are an attractive alternative; they are likely to be more acceptable than condoms, and offer women a method they can use to protect themselves. Development of topical microbicides is a high priority for both the United States government and international agencies.

    Procept believes that its proprietary antiviral compound PRO 2000 Gel is ideally suited for use as a topical microbicide. PRO 2000 was shown in laboratory studies to be effective at preventing human immunodeficiency virus infection of cultured T cells, macrophages, and dendritic cells (dendritic cells are believed to be the first cells infected during sexual transmission). PRO 2000 showed high activity against human immunodeficiency virus strains from both the developed and developing world; the virus did not develop resistance to the compound even after prolonged exposure. Preclinical studies also demonstrate that PRO 2000 is active against other sexually transmitted disease agents including genital herpes simplex virus type 2 and Chlamydia trachomatis. In addition to its broad antiviral activity, the compound is straightforward to manufacture, highly stable, odorless and virtually colorless. PRO 2000 Gel has also been formulated for intravaginal use. In preclinical irritation studies, PRO 2000 Gel was shown to be much safer than the marketed vaginal spermicide containing nonoxynol-9. In other preclinical studies, PRO 2000 Gel was shown to be non-mutagenic, non-sensitizing and compatible with latex condoms.

    Collaborators at the Children's Hospital Medical Center, Cincinnati have shown that vaginally applied PRO 2000 Gel can protect mice completely from vaginal HIV infection. Moreover, unlike many other agents, PRO 2000 Gel provided significant protection even when applied up to an hour before exposure to the virus. These results, which were presented at the XII World AIDS Conference in Geneva, provide greater confidence that PRO 2000 Gel will prevent sexually transmitted diseases in humans. Genital herpes lesions are a significant public health problem and are believed to promote human immunodeficiency virus infection; therefore, preventing the transmission of herpes may assist in the reduction of human immunodeficiency virus infection.

    The completed monkey study extends these results by showing that PRO 2000 Gel can also protect animals from infection by an human immunodeficiency virus-like virus. The hybrid simian/human immunodeficiency virus used in the study contains an human immunodeficiency virus envelope and a simian immunodeficiency virus core, which allows it to infect monkeys. Because it contains human immunodeficiency virus elements, the use of human immunodeficiency virus rather than simian immunodeficiency virus may provide a better indication of PRO 2000 Gel's potential effectiveness against the human virus.

    These promising results support accelerated human clinical evaluation of PRO 2000 Gel. Two Phase I clinical trials, completed in 1997, showed that daily intravaginal doses of 4% PRO 2000 Gel were safe and well tolerated in healthy, sexually abstinent women. One of these studies was supported by the British Medical Research Center. We have recently commenced a larger study to evaluate the safety and acceptability of PRO 2000 Gel in healthy, sexually active women and in human immunodeficiency virus-infected women in the United States and South Africa, with support from NIAID, a unit of the National Institute of Health. Phase II safety studies are also under discussion with the British Medical Research Center. Procept believes that safety data from these trials, coupled with the promising animal protection results, will make PRO 2000 Gel an attractive candidate for testing in a large, government-funded Phase III clinical trial designed to demonstrate safety and protective efficacy.

    Procept holds two issued patents on the use of PRO 2000 Gel to prevent human immunodeficiency virus infection. Procept recently announced that it has received two Notices of Allowance from the United States Patent and Trademark Office relating to PRO 2000, Procept's lead anti-infective drug candidate. One patent contains composition-of-matter claims covering PRO 2000 and similar compounds, while the other covers the use of a PRO 2000-based vaginal gel formulation for the prevention of pregnancy. A similar contraception patent was independently allowed in South Africa. Additional international patent applications have been filed.

PACIFIC SUBSIDIARY

    On March 17, 1999, Procept completed its merger with Pacific, in which Pacific became a subsidiary of Procept. Pacific is engaged primarily in the development and commercialization of medical products based on biotechnological research regarding the treatment and detection of cancer.

O(6)-BENZYLGUANINE: A CHEMOSENSITIZER TO ENHANCE CHEMOTHERAPY

    Pacific's wholly-owned subsidiary, BG Development Corp., holds an exclusive worldwide license from Pennsylvania State University and others for O(6)-benzylguanine, a series of related compounds and a gene therapy that Procept believes will enhance the effectiveness of a class of currently used chemotherapeutic agents, known as O(6)-alkylating agents.

    O(6)-benzylguanine and related compounds are small molecules for intravenous administration in the treatment of cancer. Procept believes O(6)-benzylguanine to be capable of destroying the resistance of cancer cells to a class of chemotherapeutic agents, O(6)-alkylating agents. Procept believes that the effectiveness of alkylating chemotherapeutic agents against various tumors such as brain, prostate, colon cancers, melanoma and lymphoma is limited due to the ability of tumor cells to repair the DNA damage caused by the O(6)-alkylating agents, because the DNA repair protein, O(6)-alkylguanine-DNA alkyltransferase, protects tumor cells by repairing the tumor cell DNA. Procept believes that O(6)-benzylguanine inactivates the O(6)-alkylguanine-DNA alkyltransferase protein in a variety of cancers thereby overcoming resistance to the O(6)-alkylating agents.

    The treatments for most cancers include surgery, radiation therapy and/or chemotherapy. O(6)-alkylators are chemotherapeutic agents that are primarily used to treat brain cancer, melanoma, lymphoma and certain gastrointestinal cancers. They include carmustine, lomustine, dacarbazine, procarbazine, fomustine, and temozolomide. O(6)-alkylating agents, lomustine, fomustine and dacarbazine remain important in the chemotherapeutic treatment of brain cancer and advanced melanoma. Procarbazine has become an important agent in the treatment of Hodgkin's disease and brain tumors. Temozolomide has shown potential for the treatment of lymphomas, melanoma and brain tumors. In general, although there is a small percentage of patients who have achieved long-term remission, the O(6)-alkylators are generally not considered curative. The critical factor contributing to the poor prognosis is the resistance of cancers to the chemotherapeutic agents.

    Tumor cells display a variety of mechanisms of resistance to many drugs. Alkylating agents act by causing damage to the DNA by binding to the O(6)-position of guanine on the DNA strand. O(6)-alkylguanine-DNA alkyltransferase is believed to play a significant role in cancer resistance to the O(6)-alkylators by removing this chemical bond. A published study in 226 patients with brain cancer (high-grade astrocytoma) receiving O(6)-alkylating agent therapy showed that the patients with low levels of O(6)-alkylguanine-DNA alkyltransferase responded better to treatment and had increased survival relative to patients with high levels of O(6)-alkylguanine-DNA alkyltransferase. Conversely, the patients with high levels of tumor O(6)-alkylguanine-DNA alkyltransferase protein had poor disease prognosis. Since it appears that O(6)-benzylguanine temporarily destroys O(6)-alkylguanine-DNA alkyltransferase, Procept believes that O(6)-benzylguanine may reduce the resistance that is commonly observed in cancer cells following treatment with O(6)-alkylating agents.

    O(6)-alkylating agents such as O(6)-alkylating agent and lomustine are believed to cause a number of different damages to the tumor DNA, including an interstrand cross-link between guanine and cytosine (building blocks of DNA) on the opposite strand. Procept believes that there is a strong correlation between the number of strand cross-links and tumor cells killed. O(6)-alkylguanine-DNA alkyltransferase protein protects tumor cells from damage by removing the damage from the O(6)-position of guanine. Procept believes that there are no other proteins involved in the repair process, and that the O(6)-alkylguanine-DNA alkyltransferase protein is inactivated in the repair process. Procept believes that O(6)-benzylguanine binds to the O(6)-alkylguanine-DNA alkyltransferase protein, thereby blocking the tumor DNA repair and believes that inactivation of the O(6)-alkylguanine-DNA alkyltransferase protein in a variety of human tumors by non-toxic doses of O(6)-benzylguanine could render these tumors more sensitive to the cytotoxic effects of O(6)-alkylating agents.

    Results of in vitro testing have led to an evaluation of O(6)-alkylating agents in animal tumor models. Upon administration of O(6)-benzylguanine to mice carrying two different human brain tumors prior to the administration of O(6)-alkylating agent, 80% and 100% tumor regression was observed compared to 0% and 10% suppression in animals treated with O(6)-alkylating agent alone. Combinations of O(6)-benzylguanine and O(6)-alkylating agent were also found to be effective in mice bearing human colon cancers, showing 96% tumor regression compared to 35% tumor regression with O(6)-alkylating agent alone. Growth inhibition was also observed in a rat prostate model after treatment with O(6)-benzylguanine and O(6)-alkylating agent, but was not observed in animals treated with O(6)-alkylating agent alone.

    A Phase I clinical trial of O(6)-benzylguanine has been completed at Duke University. Procept believes that the study has shown that O(6)-benzylguanine, injected intravenously, crosses the blood-brain barrier and effectively blocks the activity of human brain tumor O(6)-alkylguanine-DNA alkyltransferase protein. Procept also believes that the study at Duke University has demonstrated O(6)-benzylguanine to be nontoxic when administered alone, and to be effective in inhibiting over 90% of O(6)-alkylguanine-DNA alkyltransferase activity in brain cancer specimens surgically removed from patients 18 hours after the intravenous administration of O(6)-benzylguanine. Three other Phase I clinical studies at the University of Chicago, Case Western Reserve University and Duke University are examining the use of O(6)-benzylguanine in combination with O(6)-alkylating agent in brain, colon and renal cancer. In these studies, O(6)-benzylguanine is administered over a one-hour period by intravenous infusion, followed by an infusion of O(6)-alkylating agent one hour after completion of the O(6)-benzylguanine infusion. The trials are being sponsored by the National Cancer Institute of the National Institute of Health under a cooperative research and development agreement executed between the National Cancer Institute and Pacific. We have recently commenced a human Phase II clinical trial at the Ireland Cancer Center at University Hospitals of Cleveland and Case Western Reserve University being sponsored by the National Cancer Institute in accordance with a cooperative research and development agreement. At the conclusion of these Phase I clinical studies, Procept anticipates entering a Phase II efficacy study for O(6)-benzylguanine in brain cancer, followed by studies in other cancers.

    Standard therapy with O(6)-alkylating chemotherapeutic agents commonly results in bone marrow suppression. Through the O(6)-benzylguanine license, Procept has also acquired a proprietary gene therapy that may result in the production of an altered O(6)-alkylguanine-DNA alkyltransferase protein in bone marrow cells. A gene for an altered O(6)-alkylguanine-DNA alkyltransferase protein is introduced to the bone marrow hematopoietic stem cells in vitro, followed by the introduction of the modified stem cells to the host. Procept believes that the concomitant use of an O(6)-alkylating agent plus O(6)-benzylguanine in the presence of the altered O(6)-alkylguanine-DNA alkyltransferase protein may result in reduced resistance of the cancer cells with less toxicity to the bone marrow.

    In addition to O(6)-benzylguanine, Procept has tested a considerable number of additional compounds for O(6)-alkylguanine-DNA alkyltransferase protein inactivation. Procept believes that a number of next generation compounds are effective in inhibiting the activity of tumor O(6)-alkylguanine-DNA alkyltransferase protein. Procept also believes that Pacific has a proprietary interest in these compounds. Procept believes that it is possible that these compounds will offer complementary properties to that of O(6)-benzylguanine in further abrogation of cancer resistance to O(6)-alkylating agents.

    Four patents including the composition of matter and use for O(6)-benzylguanine and related compounds have been issued to Penn State and licensed to O(6)-benzylguaninedc. Four additional applications provide protection for the next generation compounds. A patent application currently under prosecution is intended to provide protection for the use of gene therapy to introduce O(6)-alkylguanine-DNA alkyltransferase mutant into the stem cells.

    In September 1998, Pacific paid to Penn State $150,000 as an up-front licensing fee. Penn State will also be due a (i) royalty on sales of licensed products, (ii) certain performance-based milestones, and (iii) a non-refundable, minimum annual royalty (the Minimum Annual Royalty) equal to $75,000 per year creditable against future milestone payments and third party payments, subject to certain deferrals. The licensing agreement gave Pacific the option to fulfill up to 75% of its obligations, to pay minimum annual royalties or performance milestones through the issuance of a number of shares of

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Pacific's common stock equal to the cash value of such payments. Pacific is obligated to reimburse the Licensor approximately $200,000 for prior patent costs. Procept may issue shares of its common stock in lieu of those of Pacific. To the extent that Procept or Pacific satisfies any of the obligations through the issuance of shares of its common stock, O(6)-benzylguaninedc will be obligated to reimburse Pacific for fair market value of such common stock.

    In 1998, the National Institute of Health entered into a cooperative research and development agreement with Pacific under which the National Institute Of Health will conduct research involving O(6)-benzylguanine and will make available to Pacific (i) all National Institute of Health clinical data relating to any potential products incorporating O(6)-benzylguanine developed or generated by the National Institute of Health prior to the date of the cooperative research and development agreement and (ii) all subsequent data developed under the cooperative research and development agreement. Pacific is required to pay the National Institute of Health $125,000 per year for five years, payable in quarterly installments.

BORONATED PROTOPORPHYRIN COMPOUNDS--FOR USE IN PHOTODYNAMIC THERAPY

    BTI was acquired as a wholly owned subsidiary of Pacific in February 1999. BTI holds a license from the University of California to develop boronated protoporphyrin compound, a photosensitizing drug for photodynamic therapy treatment of brain cancer. Photodynamic therapy is an emerging mode of treatment for cancer that uses the combination of light-activated drugs and nonthermal light to achieve selective, photochemical destruction of cancer cells with minimal effect on surrounding normal tissues. Photodynamic therapy typically has two primary components:

    - Drug Administration: A light-absorbing dye or other "photosensitizing drug" is injected into the patient. (photodynamic therapy drugs are designed to be "selective," i.e., taken up and retained in cancerous cells while, conversely, quickly clearing from normal cells.)

    - Illumination with Light: After administration of the photodynamic therapy drug, a laser or other source is used to illuminate the area of treatment with light at the specific wavelength required for absorption by the drug. The light is non-thermal and, similar to the drug, has no therapeutic effect by itself.

    The absorption of light energy by the drug generates biochemical reactions which destroy the cancer cells; the reaction is highly controlled and will end upon cessation of the light energy.

    The potential advantages of photodynamic therapy in the treatment of cancer are expected to be as follows:

    - Selectivity: Selective to cancer cells with minimal effect on normal healthy tissue, a significant benefit over chemotherapy and radiation treatment.

    - More Extensive Eradication: Facilitates the treatment of not only the larger, easily identifiable tumors but also other cancerous cells that are in the field of illumination.

    - Controllable: The photosensitizing drugs are inactive until excited by light within their specific absorption band. Photodynamic activity begins only when the drug-saturated cells are exposed to light and ends when the light is terminated.

    Among the clinical applications expected for photodynamic therapy is as an adjunct to surgery; photodynamic therapy has the potential of increasing the effectiveness of surgery by destroying cancerous cells missed by surgery. In other instances, photodynamic therapy might serve as an alternative to surgery. Photodynamic therapy may represent a less invasive technique for primary removal of a tumor where surgery is not indicated (for example, inoperable tumors located close to nerves, major blood vessels or other critical tissue). Photodynamic therapy may be integrated with the patient's total treatment regimen, used in combination with or as an alternative to traditional treatment

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to palliate more advanced disease. Pacific expects that the applications will develop as photodynamic therapy becomes more proven and the range of clinical utility is demonstrated.

    A limited number of drug compounds and systems have been approved by the applicable regulatory agencies both in the United States and internationally. Photodynamic therapy products or systems currently approved for use, however, are limited to treatment of superficial or surface tumors due to inherent limitations in the technologies.

    Boronated protoporphyrin compound is currently undergoing a Phase I human clinical trial as a photosensitizing drug for photodynamic therapy treatment of brain cancer under a company-directed IND. Procept believes, based upon the results of preclinical studies, that boronated protoporphyrin compound may be useful as a photosensitizing drug for photodynamic therapy treatment of other tumors. Boronated protoporphyrin compound is also suitable for use in another form of cancer treatment, Boron Neutron Capture Therapy, in which a neutron radiation beam is used instead of light as the activating energy source. However, in this case, the neutron beam causes the disintegration of the boron atoms within boronated protoporphyrin compound and the release of alpha particles, which are lethal to the cancer cells.

    Patents encompassing the boronated protoporphyrin compound technology have been issued to the Regents of the University of California in the United States, Australia, Ireland and South Africa. Patent applications are pending in Canada, the European Patent Organization, Japan, Norway and Israel. Rights related to the above patents were licensed to BTI under an exclusive license agreement dated July 1, 1992, as amended August 29, 1995 (the UC License Agreement), pursuant to which BTI is obligated to make certain payments.

    Preclinical testing of boronated protoporphyrin compound in the United States and Australia, including testing of the compound with various animal models, has indicated that boronated protoporphyrin compound has the following advantages over certain existing photodynamic therapy agents (including hematoporphyrin derivative, or HpD) in the treatment of certain cancers:

    - Selective retention of boronated protoporphyrin compound in brain tumor models (as much as 200 to 1 in tumors vs. healthy tissue), compared to a 30 to 1 or less for existing known compounds.

    - Intracellular localization in mitochondria (the energy center of the cell) for more efficient tumor cell killing.

    - Highly water soluble and stable under physiological conditions.

    Boronated protoporphyrin compound is selectively taken up in rapidly growing tissues and may find applications in many hyperproliferative disorders, such as vascular and coronary restenosis following angioplasty or bypass surgery, psoriasis and rheumatoid arthritis. Photodynamic therapy is being studied in academic centers for conditions as diverse as acute macular degeneration of the retina, removing microbial contaminants from blood and cleansing bone marrow of leukemic cells.

    BTI and Pacific filed an IND application with the FDA in March 1998. Human clinical trials began in May 1998 and BTI and Pacific agreed to target brain cancer for the initial human clinical studies, which is being conducted at the Royal Melbourne Hospital in Melbourne, Australia, in part because one of the world's experts in photodynamic therapy for the treatment of brain cancer, Dr. Andrew Kaye, will oversee the clinical trials. Procept is awaiting the results of this trial to determine its competitive position in the photodynamic therapy field and whether further development is warranted.

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
    Procept's intentions with respect to the further development of products are forward looking statements, based on current management expectations. Factors that could cause such expectations to change, resulting in the delay or cancellation of the product research programs and related preclinical and clinical studies include the following: the availability of financing for Procept's continued research and development operations; technical risks associated with the development; changes in regulatory requirements; anticipated market acceptance of new drugs; and competitive factors and pricing pressures.

OTHER TECHNOLOGIES

ASPARTATE AMINOTRANSFERASE (AST) TECHNOLOGY--PERIDONTAL TISSUE MONITOR (PTM)

    Pacific holds the rights to a proprietary diagnostic test of periodontitis, known as PTM. PTM is an eye-readable, chairside disposable test designed for use within the dental office to assist dentists and periodontists in the diagnosis of periodontitis and in the monitoring of the effectiveness of their efforts to treat the disease. The PTM works by identifying the enzyme AST which is found in crevicular fluid when cells die.

    In June 1997, Pacific received approval from the FDA to begin commercial sales and distribution in the United States of the PTM product. Pacific also had two distribution agreements with Steri-Oss, Inc. for the exclusive distribution of PTM worldwide, except in Japan. To date, there have been no significant sales under the distribution agreements. In addition in 1998, Nobel Biocare AB acquired Steri-Oss, Inc. and decided to terminate the agreement.

    Procept is now searching for a new corporate partner to manufacture and market PTM worldwide, other than in Japan. Shofu. Inc. of Japan is currently completing clinical trials of PTM in Japan under a Material Transfer Agreement with Pacific and may decide to market PTM in Japan if the product is ultimately approved by Japanese regulators.

THE VACTEX DRUG DEVELOPMENT PROGRAM--TB VACCINE

    In January 1996, Procept entered into a Sponsored Research Agreement with VacTex, Inc. Under the Sponsored Research Agreement, Procept conducted specified research tasks on behalf of VacTex for which Procept received a combination of cash and equity in VacTex based on the number of full-time equivalent employees of Procept engaged in the research, but subject to maximum cash and stock limits. In order to apply available resources to the PRO 2000 Gel development program, Procept did not seek to renew the Sponsored Research Agreement with VacTex, which expired on January 8, 1998.

    On April 13, 1998, VacTex was acquired by Aquila Biopharmaceuticals, Inc. (Aquila). Procept's investment in VacTex of 300,000 shares of common stock was converted to 113,674 shares of Aquila common stock and $128,501 principal amount of 7% debentures. As a result, Procept is accounting for its investment in Aquila under the "Statement of Financial Accounting Standards" (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities" as an available for sale security and marked it to market by recording an unrealized gain of $0.3 million as part of stockholders' equity, based on Aquila's common stock closing price on December 31, 1998.

PRODUCT DEVELOPMENT STRATEGY

    Procept and Pacific conduct research and other product development efforts through a combination of internal and collaborative programs. Procept currently does and will rely upon research arrangements with universities, contract research organizations, government institutions and similar institutions, as well as individuals for a significant portion of its product development efforts, particularly for preclinical work being conducted for all of its products under development. Procept expects to increase its internal product development resources in the PRO 2000 and O(6)-benzylguanine

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
areas, reflecting Procept's refocus toward the development and commercialization of anti-infectives and oncology. Product development efforts related to the PTM have previously been conducted primarily by Pacific's internal personnel. No further product development work is underway for PTM or BOPP until the results of current clinical trials are available.

PATENTS AND PROPRIETARY TECHNOLOGY

    Procept's policy is to protect its technology by, among other things, filing or causing to be filed on its behalf, patent applications for technology relating to the development of its business. Currently, Procept is awaiting action on various patent applications relating to technology or the uses or products thereof that it owns or that it has licensed.

    Procept has been issued United States patents related to its PRO 2000 program and to its small molecule immunosuppressive program. Procept has filed patent applications in the United States relating to (i) compounds and methods for inhibiting immune response, (ii) compounds (which include PRO 2000 Gel) and methods for inhibiting human immunodeficiency virus infection and (iii) methods for making compounds that inhibit human immunodeficiency virus. Corresponding foreign patent applications have been filed on certain compounds and will be filed on other compounds, as appropriate.

    To date, Procept's subsidiary Pacific has received a number of patents, and filed a number of other patent applications, relating to Pacific's technologies in the United States and internationally. Pacific has also benefited from such issuances or filings of others as a licensee.

    To protect its right to and to maintain the confidentiality of trade secrets and proprietary information, Procept requires employees, Scientific Advisory Board members, consultants and collaborators to execute confidentiality and invention assignment agreements upon commencement of a relationship with Procept. These agreements prohibit the disclosure of confidential information to anyone outside Procept and require disclosure and assignment to Procept of ideas, development, discoveries and inventions made by employees, consultants, advisors and collaborators.

    Procept's ability to compete effectively with other companies will depend, in part, on the ability of Procept to maintain the proprietary nature of its technology. Although Procept has been granted, has filed applications for and has licensed a number of patents in the United States and foreign countries, there can be no assurance as to the degree of protection offered by these patents, as to the likelihood that pending patents will be issued or as to the validity or enforceability of any issued patents.

    Competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or interfere with Procept's ability to make and sell its products. There can be no assurance that other third parties will not assert infringement claims against Procept or that such claims will not be successful. There can also be no assurance that competitors will not infringe Procept's patents. Further, with respect to licensed patents, which, in the case of Procept, represent a significant portion of Procept's proprietary technology, the defense and prosecution of patent suits may not be in Procept's control.

    Procept also relies on unpatented proprietary technology that is significant to the development of Procept's technology, and there can be no assurance that others may not independently develop the same or similar technology or otherwise obtain access to Procept's unpatented technology. If Procept is unable to maintain the proprietary nature of its technology, Procept could be adversely affected.

GOVERNMENT REGULATIONS

    Regulations imposed by United States, federal, state and local authorities, as well as their counterparts in other countries, are a significant factor in the conduct of the research, development, manufacturing and marketing activities for Procept's proposed products.

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    Before testing of any compounds with potential therapeutic value in human test subjects may begin, stringent government requirements for pre-clinical data must be satisfied. These data, obtained both from in vivo studies and in vitro studies, are submitted in an Investigational New Drug Application or its equivalent in countries outside the United States where clinical studies are to be conducted. These pre-clinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initial (Phase
I) studies in human volunteers.

    Phase I clinical studies are commonly performed in healthy human subjects or, less commonly, selected patients with the targeted disease or disorder. Their goal is to establish initial data about tolerance and safety of the drug in humans. Also, the first data regarding the absorption, distribution, metabolism and excretion of the drug in humans are established.

    In Phase II human clinical studies, preliminary evidence is sought about the pharmacological effects of the drug and the desired therapeutic efficacy in limited studies with small numbers of carefully selected patients. Efforts are made to evaluate the effects of various dosages and to establish an optimal dosage level and dosage schedule. Additional safety data are also gathered from these studies.

    The Phase III clinical development program consists of expanded, large-scale studies of patients with the target disease or disorder, to obtain definitive statistical evidence of the efficacy and safety of the proposed product and dosage regimen. These studies may include investigation of the effects in subpopulations of patients, such as the elderly.

    At the same time that the human clinical program is being performed, additional non-clinical in vivo studies are also conducted. Expensive, long duration toxicity and carcinogenicity studies are done to demonstrate the safety of drug administration for the extended period of time required for effective therapy. Also, a variety of laboratory and initial human studies are performed to establish manufacturing methods for delivering the drug, as well as stable, effective dosage forms.

    All data obtained from a comprehensive development program are submitted in NDA or Product License Application (PLA) to the FDA and the corresponding agencies in other countries for review and approval. Although the FDA policy is to review priority applications within 180 days of their filing, in practice longer times may be required. The FDA also frequently requests that additional information be submitted, requiring significant additional review time. Any proposed product of Procept would likely be subject to demanding and time-consuming NDA or PLA approval procedures in virtually all countries where marketing of the products is intended. These regulations define not only the form and content of safety and efficacy data regarding the proposed product but also impose specific requirements regarding manufacture of the product, quality assurance, packaging, storage, documentation and record keeping, labeling, advertising and marketing procedures.

    In addition to the regulations relating specifically to product approval, the activities of Procept, its partners and licensees are subject to laws and regulations regarding laboratory and manufacturing working conditions, handling and disposition of potentially hazardous material, and use of laboratory animals. In many markets, effective commercialization also requires inclusion of the product in national, state, provincial or institutional formularies or cost reimbursement systems.

    Completing the multitude of steps necessary before marketing can begin requires the expenditure of considerable resources and can consume a long period of time. Delay or failure in obtaining the required approvals, clearances, permits or inclusions by Procept, its collaborators or its licensees would have an adverse effect on the ability of Procept to generate sales or royalty revenue. In addition, the impact of new or changed laws or regulations cannot be predicted.

COMPETITION

    The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Competitors of Procept in the United States and abroad are numerous and include, among

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
others, major pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. Competition may increase further as a result of potential advances in the commercial application of biotechnology and greater availability of capital for investment in these fields. Acquisitions of competing companies and potential competitors by large pharmaceutical companies or others could enhance financial, marketing and other resources available to such competitors. As a result of academic and government institutions becoming increasingly aware of the commercial value of their research findings, such institutions are more likely to enter into exclusive licensing agreements with commercial enterprises, including competitors of Procept, to market commercial products. There can be no assurance that Procept's competitors will not succeed in developing technologies and products that are more effective than any which are being developed by Procept or which would render Procept's technology obsolete and noncompetitive, or that such competitors will not succeed in obtaining FDA or other regulatory approvals for products more rapidly than Procept.

MANUFACTURING AND MARKETING

    Procept engages primarily in the development of biotechnological products, and intends, through marketing agreements, sublicenses or other means, to rely upon relationships with domestic and/or international companies for the marketing of such products. Procept has relied upon contract manufacturers for its products under development and for its limited commercial production requirements to date, although Procept has retained certain quality control and managerial responsibility. Procept may elect to internalize more of the manufacturing and marketing responsibilities at such time as such a strategy is determined to be economically advantageous and as its financial resources and personnel permit such efforts. The commercial success of some of Procept's products (if successfully developed) may, to a large extent, depend upon the manufacturing and marketing efforts of others.

HUMAN RESOURCES

    As of December 1, 1999, Procept had ten (10) full-time employees, three
(3) of whom were engaged in research and development and seven (7) in administration and finance. Procept's executive team includes, John F. Dee, President and Chief Executive Officer; Michael E. Fitzgerald, Vice President, Finance and Chief Financial Officer; Dr. Albert T. Profy, Vice President, Research and Development; and Dr. Nigel J. Rulewski, Vice President, Medical Affairs and Chief Medical Officer. Each of Procept's employees has signed an agreement that prohibits the disclosure of confidential information to anyone outside Procept and requires disclosure and assignment to Procept of ideas, developments, discoveries and inventions made by the employee.

    Procept's employees are not covered by a collective bargaining agreement. Procept has never experienced employment-related work stoppage and considers its employee relations to be excellent.

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
                      PROCEPT MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    Procept, Inc. currently is engaged in the development and commercialization of novel drugs based on biotechnological research. On March 17, 1999 Procept consummated its merger with Pacific Pharmaceuticals, Inc. in which Pacific became a subsidiary of Procept. The combined company has a product portfolio with a focus in anti-infectives and oncology, including three compounds in human clinical trials which may be candidates for accelerated regulatory approval.

RESULTS OF OPERATIONS

    Since its inception in 1985, Procept has devoted its principal efforts to drug discovery and research. Procept is now devoting its principal efforts to drug development, human clinical trials, partnership commercialization, and in-licensing efforts. Procept has generated no revenues from product sales, has not been profitable since inception, and has an accumulated deficit of $77.2 million through September 30, 1999. Procept is dependent upon research and development collaborations, equity financing and interest on invested funds to provide the working capital required to pursue its intended business activities. Losses have resulted principally from costs incurred in research and development activities related to Procept's efforts to develop drug candidates and from the associated administrative costs required to support these efforts. Procept expects to incur significant additional operating losses over the next several years due to its ongoing development efforts and expanded preclinical and clinical testings. Procept's potential for future profitability is dependent on its ability to effectively develop its current pharmaceutical compounds and in-license and develop new pharmaceutical products, as well as obtain regulatory approvals and adequate financing for such products. Future profitability will require that Procept establish agreements for development, commercialization and sales of its products with corporate sponsors.

    NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO THE NINE MONTHS ENDED
     SEPTEMBER 30, 1998

    Procept's total revenues decreased to $221,000 for the nine months ended September 30, 1999 from $265,000 during the comparable period of 1998. The $44,000, representing a 16.6% decrease, resulted primarily from the expiration of the Sponsored Research Agreement with VacTex, Inc. offset by an increase in interest income. Interest income increased to $221,000 for the nine months ended September 30, 1999 from $156,000 for the comparable period of 1998. The $65,000, representing a 42.6% increase in interest income, resulted from additional cash balances available for investment during the nine months ended September 30, 1999.

    Procept's total operating expenses increased to $11,633,000 in the nine months ended September 30, 1999 from $3,141,000 for the comparable period in 1998. The $8,492,000, representing a 270.4% increase, primarily resulted from an in-process research and development charge of $9,406,000 associated with the acquisition of Pacific. Without this charge, total operating expenses decreased $914,000 or 29.1% to $2,227,000 in the nine months ended September 30, 1999 from $3,141,000 for the comparable period of 1998. Research and development expenses decreased to $1,034,000 in the nine months ended September 30, 1999 from $1,707,000 for the comparable period of 1998. The $673,000, representing a 39.4% decrease, primarily was due to a decrease in personnel in Procept's research and development organization and their related costs. In January of 1998, Procept terminated work on all research programs other than PRO 2000 and underwent a significant downsizing, reducing its staff to 10 people. General and administrative expenses decreased to $1,219,000 in the nine months ended September 30, 1999 from $1,412,000 in the same period of 1998. The $193,000 or 13.7% decrease resulted primarily from lower professional services expenditures. Other income of $26,000 recorded during the nine months ended September 30, 1999 resulted primarily from a gain on sale of research

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
and development equipment and supplies. Due to the restructuring and focus on the development of PRO 2000 Gel, Procept has sold or plans to continue to sell most of its research and development equipment.

    YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE YEAR ENDED DECEMBER 31, 1997

    Procept's 1998 total revenues decreased to $0.3 million from $0.8 million in 1997. In 1998, revenues consisted of $0.1 million earned under the Sponsored Research Agreement with VacTex and $0.2 million in interest earned on invested funds. In 1997, revenues consisted of $0.5 million earned under the VacTex Agreement, $0.1 million under a grant from the National Cooperative Drug Discovery Group and $0.2 million in interest earned on invested funds. The decrease in revenue from VacTex is the result of Procept not renewing the Sponsored Research Agreement in order to apply available resources to the PRO 2000 Gel development program.

    Procept's 1998 total operating expenses decreased to $3.6 million from $9.8 million in 1997. Research and development expenses decreased 70% to $2.0 million in 1998 from $6.6 million in 1997, due primarily to a decrease in personnel in Procept's research and development organization and their related research costs. In order to focus its limited resources on PRO 2000 Gel, in January 1998 Procept terminated work on all other research programs, except preclinical support for its intracellular T-cell enzyme (DHODH) program, and underwent a significant downsizing, reducing its staff to 10 people. The amount of termination benefits accrued and charged to restructuring costs in the statement of operations for the year ended December 31, 1998 was $0.2 million. Also in 1997, Procept accrued $0.5 million in restructuring costs. The amount of termination benefits paid and charged against the 1998 and 1997 liability for the year ended December 31, 1998 was $0.4 million. The remaining liability of $0.1 million was utilized during the first quarter of 1999.

    General and administrative expenses for 1998 decreased 41% to $1.6 million from $2.7 million in 1997, reflecting a decrease in administrative personnel and continued cost control measures including subleasing of its facility. Interest expense, included in other expenses, decreased to $5,000 in 1998 from $40,000 for 1997 as a result of the scheduled completion of Procept's equipment lease financing arrangements. Also included in other expenses in 1998 is a gain of $0.2 million from the sale of research and development equipment. Due to the restructuring and focus on the development of PRO 2000 Gel, Procept has sold and plans to continue to sell most of its research and development equipment.

    YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE YEAR ENDED DECEMBER 31, 1996

    Procept's 1997 total revenues decreased to $0.8 million from $2.3 million in 1996, principally as a result of the scheduled completion of the Sandoz Agreement. In 1997, revenues consisted of $0.5 million earned under the VacTex Agreement, $0.1 million under a grant from the National Cooperative Drug Discovery Group and $0.2 million in interest earned on invested funds. In 1996, revenues consisted of $1.3 million earned under the Sandoz Agreement, $0.6 million earned under the Sponsored Research Agreement with VacTex and $0.4 million in interest earned on invested funds.

    Procept's 1997 total operating expenses decreased to $9.8 million from $13.5 million in 1996, principally as a continuing result of a decrease in personnel in Procept's research and development organization and their related research costs. General and administrative expenses decreased 15% to $2.7 million in 1997 from $3.2 million in 1996 as a result of a $0.1 million savings from a decrease in administrative personnel as well as a savings of $0.4 million from cost control measures. In 1997, Procept restructured its operations resulting in an expense charge of $0.5 million consisting of salary and benefit costs relating to the restructuring. Interest expense decreased 71% to $40,000 in 1997 from $0.1 million in 1996 as a result of the scheduled completion of many of Procept's lease financing arrangements.

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
LIQUIDITY AND CAPITAL RESOURCES

    At September 30, 1999, Procept's aggregate cash, cash equivalents and marketable securities were $5.5 million representing no change from December 31, 1998. The acquisition of Pacific resulted in a cash infusion of $2.8 million, which offset the cash used in operations. Included in cash is $29,000 from the sale of research and development equipment. Due to Procept's focus on the clinical development, Procept plans to continue to sell most of its research equipment.

    On March 17, 1999, Procept completed the acquisition of Pacific, a publicly held research and development company engaged in the development of cancer therapies. Each of Pacific's shares of common stock (including preferred stock on an as converted basis into common stock) converted into approximately 0.11 shares of Procept common stock or a total of 2,753,205 Procept shares. An additional 414,584 shares of Procept common stock were issued in the merger to the holders of Pacific's preferred stock as a result of certain contractual rights identical to contractual rights held by purchasers in Procept's 1998 private placement. In addition, Procept agreed to exchange all of Pacific's outstanding warrant, unit purchase option and stock option obligations into like instruments of Procept. Procept also assumed an approximately $6.5 million, net obligation (payable in cash or common stock of Procept, at the option of Procept) of Pacific's subsidiary, BGDC. On June 30, 1999, Procept issued 2,773,575 common shares and 924,525 Class D Warrants to convert the minority interest in BGDC. The shares have contractual rights identical to those held by purchasers in Procept's 1998 private placement. The Class D Warrants are exercisable for an aggregate of 924,525 shares of Procept's common stock at $2.11 per share and expire on June 30, 2004. The conversion eliminated the net obligation of BGDC shown on Procept's balance sheet.

    Procept expects that its current funds and interest income will be sufficient to fund Procept's operations through June 2000. Although management continues to pursue additional funding arrangements, no assurance can be given that such financing will be available to Procept. If Procept is unable to enter into an additional corporate collaboration(s) that produce revenue for Procept, or secure additional financing, Procept's financial condition will be adversely affected. If additional funds are raised by issuing equity securities, further dilution to existing shareholders will result and future investors may be granted rights superior to those of existing shareholders.

    Procept's expectations regarding its rate of spending and the sufficiency of its cash resources over future periods are forward-looking statements. The rate of spending and sufficiency of its cash resources will be affected by numerous factors including the rate of planned and unplanned expenditures by Procept, the success of the Internet business, the execution of new partnership agreements, or the sale or license of Procept's biotechnology programs.

    Procept's working capital and other cash needs will depend heavily on the success of Procept's clinical trials and its ability to out-license. Success in early-stage clinical trials or acquisition of new products and technologies would lead to an increase in working capital requirements. Procept's actual cash requirements may vary materially from those now planned because of the results of research and development, clinical trials, product testing, relationships with strategic partners, acquisition of new products and technologies, changes in the focus and direction of Procept's research and development programs, competitive and technological advances, the process of obtaining United States Food and Drug Administration or other regulatory approvals and other factors. In addition, if the merger with Heaven's Door is completed, Procept will require substantial amounts of cash to progress its drug development programs to the point where the biotechnology assets will have optimal value in light of Procept's limited development objectives, to complete the development of Heaven's Door's website and to promote the use of the site by consumers and subscribers.

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RECENTLY ISSUED FINANCIAL AND ACCOUNTING STANDARDS

    In June 1999, the Financial Accounting Standards Board, called FASB, issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." SFAS 137 amends SFAS 133, Accounting for Derivative Instruments and Hedging Activities, which was issued in June 1998 and was to be effective for all fiscal quarters of fiscal years beginning after June 15, 1999. SFAS 137 defers the effective date of SFAS 133 to June 15, 2000. Earlier application is permitted. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. While management has not determined the impact of the new standard, it is not expected to be material to Procept.

    In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Accounting for the Costs of Start-up Activities" (SOP 98-5). SOP 98-5 requires all costs of start-up activities (as defined by SOP 98-5) to be expensed as incurred. This statement has no impact on Procept.

YEAR 2000 COMPLIANCE

    Procept has completed its assessment of the potential impact of the year 2000 on its information technology and non-information technology systems. The year 2000 problem is the result of computer programs being written using two digits (rather than four) to define the applicable year. Any of Procept's programs or systems that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in a miscalculation or system failures. Based on Procept's assessment, there is no year 2000 impact on its information technology systems. Operating systems and applications used by Procept are year 2000 compliant. At this time, Procept is not aware of any year 2000 issues relating to its third party vendors. Procept has replaced several non-information technology systems and believes that it is now year 2000 compliant. The cost of year 2000 compliant non-technology information systems was approximately $8,000. Procept's most critical uncertainty relates to its third parties' information technology systems not being year 2000 compliant. This may result in inaccurate information from banks, government agencies, contracted research organizations, vendors, etc. Procept believes it has in place an adequate internal control structure to handle these issues if they were to occur.

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                     BUSINESS OF HEAVEN'S DOOR CORPORATION

    In May 1999, Heaven's Door launched its Internet website, www.HeavenlyDoor.com, which provides a range of products and services specifically related to the funeral services industry. Heaven's Door's current website provides consumers access to information concerning the arrangement and handling of funeral-related services from the privacy of their homes. In addition, the website offers funeral homes and other service providers the ability to have an Internet presence through a customized, linked website designed by Heaven's Door specifically for the funeral home or other provider. Heaven's Door also will help arrange computer set-up in the funeral home. A description of the services currently provided by Heaven's Door includes:

    - FUNERAL ARRANGEMENT INFORMATION: A database of over 31,000 funeral homes, cemeteries and monument dealers, as well as a guide for the funeral arrangement process, planning and related matters;

    - WEBSITE DESIGN, DEVELOPMENT AND SUPPORT: Custom web presence for funeral homes, e-mail account set-up, on-line funeral service scheduling, e-commerce set-up and registration;

    - ON-LINE OBITUARIES: Online obituaries, reaching friends and family members throughout the world;

    - ON-LINE VISITS AND TESTIMONIALS: "Virtual visits" to a burial site through on-line photographs of the site and on-line bulletin boards on which the user may post messages, commemorate an individual or remember an anniversary or holiday; and

    - E-COMMERCE: Access to internet purchases of flowers, gifts, cards, books and related products.

    Industry publications have reported that in 1998 the funeral industry generated $25 to $30 billion in revenues in the U.S. alone. The industry is highly fragmented, consisting of over 31,000 funeral homes, cemeteries, and monument dealers, few of which have an Internet presence. There have also been reports that the preplanning of funerals has grown substantially in recent years, with over $25 billion invested in cumulative pre-need agreements in 1998. Heaven's Door believes this increase reflects a growing trend in which Americans are making their personal funeral plans to spare family members the burden and expects this growth in pre-need investments to accelerate. One industry analyst estimated the potential U.S. market for pre-need services to be $85 billion. Heaven's Door hopes to become the primary link between these pre-need customers and thousands of funeral homes.

    Heaven's Door expects to generate revenue through subscription fees from funeral homes and other services provided that sign up for a website presence on HeaveanlyDoor.com. Additional revenues are expected to be generated through commissions from product sold through its website and from site development work, sales of on-line obituaries, "virtual burial sites" and on-line testimonials. New offerings are expected to include a grief discussion room, grief and religious counseling, memorials for firefighters, police officers and veterans, a bulletin board and a resource center for funeral related topics. Various business to business services are also being planned to help funeral home directors take advantage of the Internet. Heaven's Door's website is currently being redesigned to include many of these features with a launch date expected in the first quarter of 2000. In addition, Heaven's Door plans to support its website with national advertising, enabling the HeavenlyDoor.com subscribers to reach new markets. As Heaven's Door's business grows, it expects to expand these offerings to include other products and services for the elderly and aging baby boomer population, including the life care and nursing home industry, and financial and estate planning.

    Heaven's Door leases real estate in Coral Springs, Florida and New York, New York and currently employs 12 people.

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
                   HEAVEN'S DOOR MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    The company was incorporated in the State of Delaware on October 27, 1994 as Unitel Imaging Corp. On March 1, 1996, it became inactive until its reactivation in the State of Delaware on March 26, 1999. On April 14, 1999, the company changed its name to Heaven's Door Corporation.

    Heaven's Door is a privately held Internet company providing a website offering a range of products and services related to the funeral industry. The operations of Heaven's Door, through September 30, 1999, have been limited to raising capital, marketing and developing a website, which was completed on September 30, 1999. Through its website, Heaven's Door provides consumers access to information concerning pre-need and at-need funeral arrangements and funeral-related services, on-line obituaries and testimonials, and on-line virtual visits to burial sites. In addition, Heaven's Door offers funeral homes and other death care providers web presence on the Internet via customized web design, support services and e-commerce.

RESULTS OF OPERATIONS

    Heaven's Door recorded its first sale of $1,120 in September 1999 relating to product sales.

    Heaven's Door incurred operating costs of $862,004 since its inception (October 27, 1994) through September 30, 1999. Of this amount, $385,576 was incurred in the quarter ended September 30, 1999. These costs were incurred primarily to raise capital and develop a website. Operating costs consisted mainly of personnel costs, and consultants' and programming fees associated with designing and launching Heaven's Door's website.

CAPITAL RESOURCES AND LIQUIDITY

    Heaven's Door has financed its development stage operations and met its capital expenditure requirements primarily through the sale of equity securities. Cash flows used in operations were $700,367 for the period from inception (October 27, 1994) through September 30, 1999.

    Cash used in investing activities for the purchases of property and equipment was $90,643.

    Cash provided by financing activities was $950,174, $937,000 of which represents the proceeds of a private placement of its common stock consummated in 1999. Heaven's Door received $13,174 of additional paid-in capital from some stockholders. In addition, some stockholders paid $108,028 in organizational costs and $1,099 in franchise taxes and filing fees on behalf of Heaven's Door. These payments have been recorded as additional paid-in capital.

    As of September 30, 1999, Heaven's Door had $90,034 of net working capital, including $89,164 of cash and cash equivalents, and had $23,988 in current liabilities. Heaven's Door has no long-term debt and does not have any material commitment for capital expenditures.

    Heaven's Door believes that existing cash and cash equivalent balances and the potential cash flow from future operations will satisfy its immediate working capital and capital expenditure requirements. The expansion of its electronic commerce services will require additional development and resources. The expansion may impact Heaven's Door's current managerial, financial and operating resources. If the merger with Procept is not consummated, management will need to consider various alternatives for satisfying Heaven's Door's working capital requirements. Heaven's Door cannot be sure that any financing will be available on acceptable terms, if at all.

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
YEAR 2000 COMPLIANCE

    Heaven's Door recognizes the need to ensure its operations will not be adversely impacted by the inability of Heaven's Door's systems to process data having dates on or after January 1, 2000. Processing errors due to software failure arising from calculations using the year 2000 date are recognized as a risk. Heaven's Door has completed its assessment of the risk, with respect to the availability and integrity of its financial systems and the reliability of its operating systems, and has communicated with material suppliers, customers, financial institutions and others with whom it conducts business to assess whether they are or will be year 2000 compliant.

    Heaven's Door views contingency planning as broader than the year 2000 issue and believes that a comprehensive contingency plan should address any known circumstance that may cause a disruption of operations or an adverse customer experience. To that end, Heaven's Door is developing business continuity plans to address each critical process and activity that it believes would cause a significant disruption to operations if not functional for 24 hours.

    Heaven's Door's website hosting service, Interland, has represented to Heaven's Door that its hardware and software systems are year 2000 compliant. Heaven's Door's information technology systems consist of a series of personal computers which process data using purchased software programs produced and maintained by large software vendors. All of the software presently installed on Heaven's Door's systems is year 2000 compliant.

    To date, Heaven's Door has not incurred any significant costs attributable to year 2000 compliance. Heaven's Door is not currently aware of any material operational issues or costs associated with preparing its systems for the year 2000. Nonetheless, Heaven's Door may experience material unexpected costs caused by undetected errors or defects in the technology used in its systems or because of the failure of a material vendor to be year 2000 compliant.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    In January 1997, the Securities and Exchange Commission issued Financial Reporting Release 48, "Disclosure of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosure of Quantitative and Qualitative Information About Market Risk Inherent in Derivative Financial Instruments, Other Financial Instruments and Derivative Commodity Instruments." FRR 48 requires disclosure of qualitative and quantitative information about market risk inherent in derivative financial instruments, other financial instruments, and derivative commodity instruments beyond those already required under generally accepted accounting principles. Heaven's Door is not a party to any of the instruments discussed in FRR 48 and considers its market risk to be minimal.

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
                                   THE MERGER

GENERAL DESCRIPTION OF THE MERGER

    Procept Acquisition Corp., a wholly-owned subsidiary of Procept, will merge with and into Heaven's Door in accordance with the laws of the State of Delaware. Heaven's Door will be the surviving company in the merger and will continue as a Delaware corporation and as a wholly-owned subsidiary of Procept. At the time of the merger, the certificate of incorporation of Heaven's Door and the by-laws of Procept Acquisition Corp., as in effect immediately before the merger, will be the certificate of incorporation and the by-laws of the surviving company. The directors of Procept holding office immediately before the merger, after giving effect to the resignation of three Procept directors and the addition of three directors to be chosen jointly by Procept and Heaven's Door, will be the directors of the surviving company. In the merger, Procept will issue 10,920,000 shares of its common stock to the holders of Heaven's Door common stock.

    A condition of the merger is the termination of rights inherent in the shares of Procept common stock held by some of Procept's current stockholders. These rights, known as Article VI Rights, include the right to receive additional shares of Procept common stock as semi-annual dividends and also as anti-dilution issuances in connection with future issuances of equity securities by Procept. The Article VI Rights will be terminated contemporaneously with the merger, in exchange for a one time issuance of up to 5,000,000 shares of Procept common stock to the holders of Article VI Rights. See "Stock Issuances Concurrent with Merger."

BACKGROUND OF THE MERGER

    On July 15, 1999, the board of directors of Heaven's Door decided to explore opportunities to enhance stockholder value, including financing options, business combinations and continuing to grow Heaven's Door according to its business plan.

    Officers of Procept first met the principals of Heaven's Door on August 17, 1999 to discuss the possibility of a business combination involving the two companies. The meeting was arranged by Paramount Capital, Inc. The meeting was followed by several telephone calls from the president of Procept indicating its interest in pursuing a transaction. The senior executives of Procept met with Heaven's Door officials again on August 26, 1999 to conduct due diligence and negotiated the terms of the transaction during the months of August and September, 1999, which terms were included in a letter of intent signed on September 15, 1999.

    The letter of intent was superseded by the merger agreement, which was signed and dated as of November 8, 1999.

PROCEPT'S REASONS FOR THE MERGER; RECOMMENDATIONS OF THE PROCEPT BOARD

    The Procept board of directors, by unanimous vote, has approved the merger agreement, the related stock issuances and the Procept proposals to amend Procept's restated certificate of incorporation by increasing the number of authorized shares of Procept common stock and changing Procept's name. The Procept board of directors believes that the terms of the merger are fair to Procept's stockholders and unanimously recommends that the Procept stockholders vote to approve the stock issuances related to the merger and the amendments to Procept's restated certificate of incorporation. The Procept board of directors believes that the merger represents a significant opportunity for Procept.

    The terms of the merger agreement, including the consideration consisting of Procept common stock, were the result of arm's-length negotiations between Procept and Heaven's Door. In fixing the consideration for the merger in the negotiation process, Procept management considered the relative values of the two companies. Subsequently, the Procept board of directors received the financial analyses of Hempstead & Co. Inc. The fairness opinion addressed to the Procept board of directors, dated as of November 2, 1999, is discussed below under "Opinion of Procept's Financial Advisor" and is attached as Appendix C to this proxy statement/prospectus. The Procept board of directors consulted with its financial advisor and the legal advisors and management of Procept. After careful review and consideration, the Procept board of directors determined that the merger is a desirable transaction from the standpoint of the holders of Procept common stock.

    In reaching its decision to approve the merger agreement, the Procept board of directors considered the following factors:

    - The current and historical market prices of the Procept common stock, including the fact that Procept common stock continued to trade at low values.

    - Information concerning the financial performance, condition, business, operations and prospects of each of Procept and Heaven's Door.

    - The effects of the merger on Procept's stockholders, including the opportunity to share in the anticipated benefits to be achieved from ownership of an Internet company and the potential development of Heaven's Door's products and services.

    - The terms of the merger agreement, which provide for balanced representations and warranties, conditions to closing and rights upon termination.

    - The opinion of Procept's financial advisor, Hempstead & Co. Inc., that as of the date of its opinion and based upon the assumptions made, matters considered and limits of review set forth in their opinion, the proposed merger consideration to be paid by Procept pursuant to the merger was fair from a financial point of view to Procept.

    The Procept board of directors considered the above factors as a whole and did not assign specific or relative weights to them. In the view of the Procept board of directors, each of the factors listed above reinforced its belief that the new entity would have excellent business prospects going forward.

OPINION OF PROCEPT'S FINANCIAL ADVISOR

    Procept retained Hempstead & Co. Inc. pursuant to an engagement letter dated September 22, 1999 to advise the board of directors of Procept as to the fairness to Procept, as a corporate entity, of the merger consideration to be paid by Procept in connection with the merger from a financial point of view.

    Under the engagement letter, upon delivery of its fairness opinion, Hempstead & Co. Inc. became entitled to $20,000 in cash as a fee payable for rendering its fairness opinion. In addition, Procept has agreed to reimburse Hempstead & Co. Inc. for its out-of-pocket expenses, including fees and expenses of legal counsel as well as fees and expenses related to indemnification of Hempstead & Co. Inc. by Procept against certain liabilities, including liabilities under the federal securities laws.

    In rendering its opinion, Hempstead & Co. Inc. has, among other things:
(i) reviewed a draft dated October 27, 1999 of the merger agreement;
(ii) reviewed Procept's annual reports to stockholders and Procept's annual reports on Form 10-K for the two years ended December 31, 1998 and 1997 and Procept's quarterly reports on Form 10-Q for each of the three months ended March 31, 1999, June 30, 1999 and September 30, 1999; (iii) reviewed certain internal financial analyses and estimates of future financial performance for Procept and Heaven's Door prepared by their respective managements;
(iv) conducted discussions with senior members of the managements of both Procept and Heaven's Door concerning the financial condition, business operations, financial forecasts, and prospects of their respective companies;
(v) reviewed the reported price and trading history for Procept common stock;
(vi) reviewed Heaven's Door's audited financials for the fiscal years ending June 30, 1998 and 1999 and unaudited financials for the period from July 1, 1999 through September 30, 1999; (vii) reviewed a draft dated October 29, 1999 of the Article VI Rights Termination and Exchange Agreement among Procept and some of its stockholders; (vii) reviewed press releases, promotional literature and other descriptive materials provided by Procept and Heaven's Door; (viii) reviewed an October 4, 1999 independent valuation analysis of Procept's biotechnology assets prepared by Liberty Tree Advisors, LLC; (ix) reviewed Heaven's Door's February 15, 1999 private placement offering and conducted discussions regarding that offering with Taylor Stewart, Heaven's Door's investment bankers'; and (x) performed such other financial studies and analyses as Hempstead & Co. Inc. deemed appropriate.

    On the basis of the foregoing, taken as a whole, Hempstead & Co. Inc. concluded that the merger consideration to be paid by Procept in connection with the merger is fair to Procept as a corporate entity from a financial point of view. In reaching such conclusion, Hempstead & Co. Inc. relied on the accuracy and completeness of all information supplied or otherwise made available by Heaven's Door and Procept and did not independently verify that information or undertake an independent appraisal of the assets of Heaven's Door or Procept. Among other things, Hempstead & Co. Inc. reviewed and relied upon information derived from discussions with Heaven's Door's and Procept's senior management regarding the strategic rationale for the merger, assessment of the prospects of their technologies and their future products and the potential markets for their products.

    The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description. Hempstead & Co. Inc. believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In its analyses, Hempstead & Co. Inc. made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond Procept's control. In arriving at its opinion, Hempstead & Co. Inc. did not attribute any particular quantitative weight to any analyses or factors that it considered. Rather, it made a qualitative judgment about the significance and relevance of each analysis factor. Any estimates contained therein are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies actually may be sold. Because these estimates inherently are subject to uncertainty, neither Procept nor Hempstead & Co. Inc., nor any other person assumes responsibility for their accuracy.

    A copy of Hempstead & Co. Inc.'s written opinion is included with this proxy statement/prospectus as Annex C and we encourage you to read it in its entirety. The information in this proxy statement/ prospectus regarding Hempstead & Co. Inc.'s fairness opinion is expressly qualified by reference to the full text of the opinion set forth in Annex C.

    Hempstead & Co. Inc. is a regional financial advisory firm. As part of its business, Hempstead & Co. Inc. is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes.

HEAVEN'S DOOR'S REASONS FOR THE MERGER; APPROVAL BY HEAVEN'S DOOR STOCKHOLDERS

    The Heaven's Door board of directors believes that the terms of the merger are fair to, and in the best interests of, Heaven's Door and its stockholders. Accordingly, the Heaven's Door board of directors has unanimously approved the merger agreement. The Heaven's Door board of directors believes that the merger represents a significant strategic opportunity for Heaven's Door and its stockholders. Heaven's Door believes that it will obtain approval of the merger by the holders of a majority of its outstanding common stock acting by written consent after the delivery of this prospectus/ proxy statement.

    The Heaven's Door board of directors concluded that the merger was a preferable strategic alternative to additional private financing followed by an initial public offering. Accordingly, Heaven's Door has suspended the process of evaluating strategic alternatives pending the merger.

    The Heaven's Door board of directors believes the merger is advantageous to the Heaven's Door stockholders because the merger will achieve greater liquidity for its stockholders, since Procept's common stock is traded on the Nasdaq SmallCap Market. The Heaven's Door board of directors also believes that the merger would avoid some of the risks and delay involved in engaging in its own initial public offering.

    The terms of the merger agreement, including the merger consideration, were the result of arm's-length negotiations between Heaven's Door and Procept. In fixing the consideration consisting of Procept common stock in the negotiation process, Heaven's Door management considered the relative values of the two companies. The Heaven's Door board of directors consulted with its financial advisor and legal advisors and management of Heaven's Door and after careful review and consideration, the Heaven's Door board of directors determined that the merger is a desirable transaction from the standpoint of holders of Heaven's Door common stock.

    In reaching its decision to approve the merger agreement, in addition to the factors described above, the Heaven's Door board of directors considered the following factors:

    - The lack of liquidity for the Heaven's Door common stock and current and historical market prices of the Procept common stock.

    - The effects of the merger on Heaven's Door's stockholders.

    - The terms of the merger agreement, which contains balanced representations and warranties, conditions to closing and rights upon termination.

    In determining that the merger is fair to Heaven's Door's stockholders, the Heaven's Door board of directors considered the above factors as a whole and did not assign specific or relative weights to them. In the view of the Heaven's Door board of directors, each of the factors listed above reinforced its belief that the transaction was in the best interests of Heaven's Door and its stockholders.

STOCK ISSUANCES CONCURRENT WITH THE MERGER

    PARAMOUNT ADVISORY FEE

    As a result of the consummation of the merger, Procept will issue 546,000 shares of common stock to Paramount Capital, Inc. Pursuant to an engagement letter between Procept and Paramount, Paramount provided assistance to Procept in structuring and negotiating the transaction.

    In addition, under a letter agreement dated November 10, 1999, Procept issued 160,160 shares of Procept common stock to Paramount in partial satisfaction of Procept's outstanding obligation in connection with services that Paramount provided in structuring and negotiating the Pacific acquisition. This issuance is a condition to the closing of the merger.

    ARTICLE VI RIGHTS AND TERMINATION EXCHANGE AGREEMENT

    Under the Article VI Rights Termination and Exchange Agreement to be entered into among Procept and some of its stockholders prior to the completion of the Merger, Procept is obligated to issue up to 5,000,000 shares of Procept common stock to the holders of shares of Procept common stock which have attached to them certain rights, known as Article VI Rights. This issuance is a condition to the closing of the merger.

    DEBT CONVERSIONS

    Under a letter agreement dated November 10, 1999, Procept issued an aggregate of 109,778 shares of Procept common stock to three of its current stockholders, Dr. Lindsay Rosenwald, The Aries Trust and the Aries Domestic Fund, L.P., in connection with the cancellation of Procept's indebtedness to those stockholders. This issuance is a condition to the closing of the merger.

ACCOUNTING TREATMENT

    The merger will be accounted for by Procept using the purchase method of accounting for a business combination. Under this method of accounting, the assets and liabilities of Heaven's Door, including intangible assets, will be recorded at their fair market value. The results of operations and cash flows of Heaven's Door will be included in Procept's financials prospectively as of the consummation of the merger.

    The issuance of the additional shares of Procept common stock to terminate the special rights that are inherent in the shares of common stock held by some Procept stockholders will be accounted for as an induced conversion resulting in an approximate $10.6 million charge to operations upon completion of the merger.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following is a summary of the material anticipated United States federal income tax consequences of the merger. This summary is limited to United States Persons (as defined below) who hold their Heaven's Door common stock as a "capital asset" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, and whose "functional currency" as defined in the Internal Revenue Code is the U.S. dollar. We refer to these persons as U.S. Holders. This discussion does not address the anticipated U.S. federal income tax consequences to certain persons subject to special treatment under the federal income tax laws, including, but not limited to, tax-exempt organizations, dealers in securities or currencies, regulated investment companies, real estate investment trusts, real estate mortgage investment conduits, financial asset securitization investment trusts, financial institutions, persons subject to alternative minimum tax, non-United States Persons, insurance companies, persons holding their stock as a part of a hedging, conversion, short sale, or integrated transaction or a straddle, or stockholders who acquired their Heaven's Door common stock pursuant to the exercise of an employee stock option or otherwise as compensation. In addition, this summary does not discuss the anticipated tax consequences of the merger under state, local, or foreign laws.

    "United States Person" means (i) a citizen or resident of the United States,
(ii) a corporation or partnership created or organized in or under the laws of the United States or any state thereof, or (iii) an estate or trust that is subject to United States federal income taxation without regard to the source of its income.

    This summary is based upon the provisions of the Internal Revenue Code and the regulations thereunder, administrative rulings, and judicial decisions now in effect. All the foregoing are subject to change (possibly with retroactive effect) or different interpretations. Any such changes could affect the accuracy of the statements set forth herein. No ruling has been (nor will be) sought from the Internal Revenue Service as to anticipated tax consequences of the merger, and the merger agreement does not require that any opinion of counsel be delivered to Heaven's Door or its stockholders confirming the anticipated federal income tax consequences of the merger as set forth herein. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision whether to approve the merger. This summary is provided for general information purposes only, and does not constitute, and should not be considered as, legal or tax advice.

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
    PROCEPT IS NOT HEREBY MAKING ANY REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES OF THE MERGER. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR CONCERNING THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, AS WELL AS CONCERNING ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAX JURISDICTION, INCLUDING ANY STATE, LOCAL, OR FOREIGN JURISDICTION, AND ANY ESTATE OR GIFT TAX CONSIDERATIONS.

    TAX CONSEQUENCES OF THE MERGER

    The merger is structured with the intent that it qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. As a reorganization, the merger would have the following U.S. federal income tax consequences:

    - no gain or loss will be recognized by Heaven's Door, Procept or Procept Acquisition Corp. by reason of the merger;

    - no gain or loss will be recognized by U.S. Holders of Heaven's Door common stock who exchange their Heaven's Door stock for Procept common stock in the merger, except with respect to any cash received in lieu of a fractional share of Procept common stock (as discussed below);

    - the aggregate tax basis of the Procept common stock received in the merger by a U.S. Holder of Heaven's Door common stock will be the same as the aggregate tax basis of the Heaven's Door common stock surrendered in exchange therefor, reduced by any amount of such tax basis allocable to a fractional share interest in Procept common stock for which cash is received;

    - the holding period of the Procept common stock received in the merger by a U.S. Holder of Heaven's Door common stock will include the holding period of the Heaven's Door common stock surrendered in exchange therefor;

    - cash received by a U.S. Holder of Heaven's Door common stock in lieu of a fractional share of Procept common stock will be treated as received in disposition of such fractional share; such holder will recognize gain or loss as a result of this treatment in an amount equal to the difference between the cash received and the portion of the basis of such holder's Heaven's Door common stock allocable to the fractional share deemed received; such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Heaven's Door common stock surrendered in the merger is more than one year;

    - a U.S. Holder of Heaven's Door common stock who exercises appraisal rights and receives solely cash in exchange for such holder's Heaven's Door common stock will generally recognize gain or loss measured by the difference between the amount of cash received and the tax basis of such stock; such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Heaven's Door common stock surrendered in the merger is more than one year as of the consummation of the merger; however, dissenters that also own Procept stock (directly or constructively) could possibly be subject to dividend treatment on this cash payment.

    If, for any reason, the merger were not treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, no gain or loss would be recognized by Heaven's Door, Procept or Procept Acquisition Corp. by reason of the merger. However, exchanges of Heaven's Door common stock for Procept common stock pursuant to the merger would be taxable transactions. In that event, each exchanging U.S. Holder of Heaven's Door common stock would recognize capital gain or loss equal to the difference between such holder's adjusted basis in the Heaven's Door stock exchanged and the sum of the fair market value of the Procept common stock received by such holder in the merger and the amount of any cash received in lieu of fractional shares.

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
    BACKUP WITHHOLDING

    Unless a holder of Heaven's Door stock complies with certain reporting and/or certification procedures or establishes that it is an exempt recipient, cash payments in exchange for such holder's Heaven's Door common stock in the merger may be subject to "backup withholding" at a rate of 31% for federal income tax purposes. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder's federal income tax liability, provided the required information is furnished to the IRS.

    The foregoing discussion is included for general information purposes only. The above summary does not purport to be a complete analysis of all the anticipated United States federal income tax consequences of the merger. In the event of a successful IRS challenge to the merger's qualification as a reorganization under Section 368(a) of the Internal Revenue Code, there would be significant tax consequences. Stockholders are urged to consult their own tax advisors as to the particular tax consequences to them of the merger, including the application of state, local, and foreign tax laws. Procept is not making any representations herein as to the tax consequences of the merger.

STOCKHOLDER APPRAISAL RIGHTS

    Procept stockholders are not entitled to appraisal rights as a result of the merger under the Delaware General Corporation Law because Procept common stock is quoted on the Nasdaq SmallCap Market.

NASDAQ LISTING OF PROCEPT COMMON STOCK

    Procept will apply for the listing on the Nasdaq SmallCap Market of the shares of Procept common stock it is issuing in connection with the merger. So long as Procept continues to meet the requirements of the Nasdaq SmallCap Market, Procept common stock will continue to be listed on the Nasdaq SmallCap Market until the consummation of the merger.

POST-CLOSING TRADING RESTRICTIONS UNDER FEDERAL SECURITIES LAWS AND LOCK-UP
  AGREEMENTS

    All shares of Procept common stock received by Heaven's Door stockholders in the merger will be freely transferable, except that shares of Procept common stock received by individuals and entities who are deemed to be "affiliates" of Heaven's Door before the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act, or Rule 144 under the Securities Act in the case of individuals and entities who become affiliates of Procept, or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Heaven's Door or Procept under the Securities Act of 1933 generally include individuals or entities that control, are controlled by, or are under common control with, Heaven's Door or Procept and may include certain officers and directors of Heaven's Door or Procept as well as principal stockholders of either company.

    The merger agreement requires Heaven's Door to use all reasonable efforts to cause each of its executive officers, directors, holders of 5% or more of Heaven's Door voting stock and certain employees, consultants and advisors of Heaven's Door to sign a lock-up agreement providing that the holder will not offer or sell or otherwise dispose of Procept common stock issued to the holder in connection with the merger for a period of one year; provided that individuals who are not executive officers, directors or holders of 5% or more of Heaven's Door common stock will have the immediate right to sell up to 5% of the Procept common stock they receive in the merger. In the second year after closing of the merger, the individuals and entities who signed a lock-up agreement will be able to sell up to 20% of the Procept common stock that they received in the merger in each calendar quarter. The merger agreement also requires Procept to use all reasonable efforts to cause each of its executive officers, directors and holders of 5% or more of Procept common stock to sign a lock-up agreement

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providing that the person will not offer or sell or otherwise dispose of any shares of Procept common stock that they hold for one year after the closing of the merger. Thereafter these holders will have the right to sell up to 20% of their shares in each successive calendar quarter. The delivery of the lock-up agreements is a condition to Procept's and Heaven's Door's obligation to complete the merger.

    This proxy statement/prospectus does not cover resales of Procept common stock received by any person who may be deemed to be an affiliate of Heaven's Door and/or Procept under Rule 145.

REGULATORY MATTERS

    Procept is not aware of any material governmental or regulatory requirements that must be complied with in connection with the merger, other than applicable securities and "blue sky" laws of the various states and the filing of the certificate of merger with the Secretary of State of the State of Delaware.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    Mark C. Rogers, a member of Procept's Board of Directors, is President of Paramount Capital, Inc. Paramount, an investment banking firm, will be receiving 546,000 shares of Procept common stock upon completion of the merger in connection with the services that Paramount provided Procept in structuring and negotiating the merger. Also, Paramount is the parent of The Aries Trust and the Aries Domestic Fund, L.P., which in addition to being stockholders of Procept, have each received 27,615 additional shares of Procept common stock as a result of the merger in connection with the cancellation of Procept's indebtedness to the stockholders.

MANAGEMENT AND OTHER INFORMATION

    Following the completion of the merger, three of Procept's directors will be replaced by three new directors to be picked jointly by Procept and Heaven's Door. Information relating to the management, executive compensation, voting securities, certain relationships and related transactions and other related matters pertaining to Procept as well as the quantitative and qualitative disclosure about market risk related to Procept's securities is set forth in or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 1998. Procept's Annual Report is incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information."

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                                MERGER AGREEMENT

    The following is a summary of the material terms of the merger agreement which is attached as Annex A and incorporated into this proxy statement/prospectus by reference. The following summary is qualified by and made subject to the more complete information set forth in the merger agreement.

STRUCTURE OF THE MERGER

    The merger agreement provides that following the approval of the merger agreement by the stockholders of Heaven's Door and the approval of the issuances of Procept common stock by the stockholders of Procept, and the satisfaction or waiver of all other conditions to the merger, Procept Acquisition Corp. will merge with and into Heaven's Door. After the merger, Heaven's Door will continue as the surviving company under the name "Heaven's Door Corporation" and will be a wholly-owned subsidiary of Procept.

MERGER CONSIDERATION

    As a result of the merger, each outstanding share of Heaven's Door common stock (other than dissenting shares) will be converted automatically into the right to receive shares of Procept common stock. Assuming no dissenting shares, Procept will issue 10,920,000 shares of Procept common stock in the merger. The merger consideration will be reduced by the number of shares of Procept common stock that would otherwise be allocable to holders of Heaven's Door common stock who perfect dissenters' rights under Delaware law. Assuming the number of shares of Heaven's Door common stock outstanding immediately prior to the completion of the merger equals 13,029,063, each outstanding share of Heaven's Door common stock will be converted into approximately 0.8381 of a share of Procept common stock. The number of shares of Procept common stock that a Heaven's Door stockholder becomes entitled to in the merger will be rounded down to the nearest whole share. Any fractional share of Procept common stock will be paid in cash based on the mean of the daily high and low sales price of Procept common stock on the Nasdaq SmallCap Market for the ten trading days ending on the fifth trading day prior to the closing date of the merger.

    No former holder of Heaven's Door common stock will be entitled to dividends or any other rights in respect of any fractional share. After the merger is completed, the outstanding shares of Heaven's Door common stock will not represent any ownership interest in Heaven's Door but will represent only the right to receive an appropriate portion of the merger consideration.

SURRENDER OF CERTIFICATES; CONVERTING HEAVEN'S DOOR STOCK INTO PROCEPT STOCK

    The conversion of Heaven's Door common stock into Procept common stock will occur automatically when the merger is effective. As soon as practicable after the completion of the merger, Heaven's Door will deliver to Procept a list of all record holders of Heaven's Door common stock immediately prior to the merger, setting forth each stockholder's name, address and number of shares of Heaven's Door common stock held immediately prior to the merger.

    Promptly after the merger is effective, Procept's exchange agent will mail the following materials to each Heaven's Door stockholder:

    - a letter of transmittal to be used by the holder to surrender his, her or its shares of Heaven's Door common stock to Procept's exchange agent, if any, to be exchanged for shares of Procept common stock and cash in lieu of fractional shares; and

    - instructions explaining what the holder has to do to effect the exchange of shares of Heaven's Door common stock for shares of Procept common stock and cash in lieu of fractional shares.

    If you are a Heaven's Door stockholder, you must complete and sign the letter of transmittal and return it to Procept's exchange agent in accordance with the instructions provided by Procept's exchange agent, together with any certificates for Heaven's Door common stock that you hold.

    If your certificate for any shares of Heaven's Door common stock has been lost, stolen or destroyed, you must submit an affidavit to that effect to Procept's exchange agent. Procept's exchange agent may prescribe the form of affidavit required and may also require you to deliver a bond in an amount reasonably required to indemnify Procept's exchange agent against claims with respect to the lost certificates.

    If you are a record holder of Heaven's Door common stock and you wish the merger consideration to be issued to some other person, then, before the merger consideration can be issued to the designated recipient, you must provide Procept's exchange agent with the following documentation:

    - a properly endorsed certificate for the shares of Heaven's Door common stock being exchanged if your shares are certificated;

    - properly completed and signed originals of any other documents required by Procept's exchange agent to show that the transfer occurred; and

    - evidence that any transfer taxes resulting from the issuance of a certificate(s) for Procept common stock to a person(s) other than the record holder of Heaven's Door common stock have been or will be paid.

    Holders of Heaven's Door stock should not send in their stock certificates until they receive a letter of transmittal.

    Each Heaven's Door stockholder will receive a certificate representing the whole number of shares of Procept common stock to which the stockholder becomes entitled to in the merger and a check representing the amount of cash payable in lieu of a fractional share. To receive the merger consideration, Heaven's Door stockholders who hold their shares in certificate form must first surrender a duly executed certificate for exchange and cancellation to Procept's exchange agent. Heaven's Door's stockholders will not receive any interest on unpaid dividends and distributions.

    Once the merger is completed, no transfers on the stock transfer books of Heaven's Door of the shares of Heaven's Door common stock will be allowed. If, after the completion of the merger, certificates representing shares of Heaven's Door are presented for transfer to Procept's exchange agent, the certificates will be cancelled and exchanged for certificates representing shares of Procept common stock and cash instead of fractional shares.

REPRESENTATIONS AND WARRANTIES

    Heaven's Door, and where appropriate the Heaven's Door stockholders signing the merger agreement, Procept and Procept Acquisition Corp. have each made customary representations and warranties to the other in the merger agreement relating to, among other things: (a) their organization, the organization of their subsidiaries (Procept only) and similar corporate matters; (b) their capital structure; (c) authorization, execution, delivery and performance of the merger agreement and the absence of any conflicts, violations or defaults under their respective organizational documents and other agreements and documents, conflicts with or violations of any laws as a result of executing the merger agreement; (d) governmental consents and filings; (e) the absence of any undisclosed liabilities; (f) reports and financial statements, if any, filed and the accuracy of the information contained in those reports and financial statements; (g) absence of any change, event or effect that is materially adverse to the business, assets, financial condition or results of operations of such party and its respective subsidiaries taken as a whole and certain other events since June 30, 1999 for Heaven's Door and December 31, 1998 for Procept;
(h) the payment of taxes and the filing of tax returns; (i) compliance

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
with applicable laws and agreements and maintenance of licenses and permits;
(j) the absence of litigation proceedings; (k) their material contracts;
(l) their leased properties; (m) title to their assets; (n) employee benefit plans and employee relations; (o) insurance; and (p) environmental matters.

CERTAIN COVENANTS

TERMINATION OF ARTICLE VI CONTRACTUAL RIGHTS

    Procept has agreed to use reasonable commercial efforts to terminate the special rights of some Procept stockholders, known as Article VI Rights, to receive additional shares of Procept common stock pursuant to provisions contained in some subscription agreements and in the Agreement and Plan of Merger dated as of December 10, 1998 between Procept and Pacific. In consideration of the termination of these Article VI Rights, Procept is obligated to issue up to 5,000,000 shares of Procept common stock to the holders of Article VI Rights at the same time that it issues shares of Procept common stock in the merger.

INTERIM OPERATIONS OF HEAVEN'S DOOR

    From November 8, 1999, the date that the merger agreement was signed, until the closing date, Heaven's Door has agreed to carry on its business diligently in the ordinary course. Heaven's Door has also agreed to use reasonable efforts consistent with past practice to preserve intact the business organization of Heaven's Door, keep available the services of its employees, maintain its properties and assets in good operating condition, maintain its insurance policies, preserve and protect its proprietary rights and preserve its relationships with third parties. Heaven's Door has also agreed to settle certain contingent rights to receive Heaven's Door common stock held by some of its employees and consultants according to the terms of their employment or engagement arrangements so that those individuals will hold only issued and outstanding shares of Heaven's Door common stock as of the effective time of the merger. Also, Heaven's Door has agreed to conclude a convertible debt financing with one of its current stockholders to provide $275,000 in additional capital necessary to fund its operations pending completion of the merger. These obligations are subject to exceptions that are agreed to in writing by Procept. In addition, until the merger is completed, Heaven's Door has agreed, subject to certain specific exceptions outlined in the merger agreement, not to do or agree to do any of the following:

    - sell or transfer, or mortgage, pledge, or create any encumbrances on, any of its assets other than those in the ordinary course of business;

    - incur or guaranty any liabilities other than in the ordinary course of business or incur any indebtedness for borrowed money or enter into certain contracts or commitments involving payments by Heaven's Door of more than $10,000 or enter into any transaction with an officer, director or 5% stockholder of Heaven's Door;

    - change the compensation or fringe benefits of any officer, director or employee, or enter into, or modify, any employee plan, employment agreement, severance agreement or any other agreement with any officer, director or employee of Heaven's Door;

    - grant any option or other right to purchase shares of capital stock, declare or pay any dividends or make any distribution with respect to its capital stock or issue any shares of its capital stock;

    - amend its certificate of incorporation or by-laws or make any material tax election;

    - make any material acquisition of property other than in the ordinary course of business; and

    - enter into, modify or cancel any material agreement, other than agreements in the ordinary cause of business involving payments by Heaven's Door of less than $10,000.

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
INDEMNIFICATION

    Procept has agreed to indemnify the stockholders of Heaven's Door executing the merger agreement for material breaches of Procept's representations, warranties or covenants. Procept's aggregate liability to the Heaven's Door stockholders signing the merger agreement will not exceed $6,000,000. The stockholders of Heaven's Door signing the merger agreement have agreed to jointly and severally indemnify Procept for material breaches of the representations, warranties and covenants made by Heaven's Door or the signing stockholders, as well as tax liabilities. In addition, the signing stockholders have specifically indemnified Procept for losses arising from past violations of state securities laws by Heaven's Door in connection with its previous equity financings. Aggregate liability of the signing stockholders for all claims other than tax claims will not exceed $6,000,000.

AMENDMENT TO PROCEPT'S RESTATED CERTIFICATE OF INCORPORATION, HEAVEN'S DOOR
  STOCKHOLDER ACTION AND PROCEPT SPECIAL MEETING; RECOMMENDATION OF THE PROCEPT BOARD

    Heaven's Door has agreed, in accordance with the Delaware General Corporation Law and its amended certificate of incorporation and by-laws, to use its best efforts to obtain the written consent of its stockholders approving the merger agreement as soon as practicable after the Securities and Exchange Commission has declared the registration statement effective. This consent will not be effective until 20 business days following the delivery of this prospectus to the Heaven's Door stockholders.

    Procept has agreed to cause the Procept special meeting to be held as promptly as possible following the effectiveness of the registration statement for the purpose of considering the approval of the stock issuances in accordance with the merger agreement as well as the proposed amendment to its restated certificate of incorporation. The Procept board of directors has agreed, subject to its fiduciary duties, to use best efforts to solicit from the Procept stockholders proxies in favor of the approval of the stock issuances and take all other actions necessary or advisable to secure the vote of the Procept's stockholders required to obtain the necessary approval. After obtaining stockholder approval of the amendment to its restated certificate of incorporation, Procept has agreed to file the amendment with the Delaware Secretary of State. A copy of the certificate of amendment to Procept's restated certificate of incorporation is attached to this proxy statement/prospectus as Annex B.

CERTAIN OTHER COVENANTS

    The merger agreement contains certain mutual covenants of the parties, including covenants relating to: public announcements; access to information; best efforts and further assurances; compliance with legal requirements and cooperation in connection with obtaining consents and approvals; confidential treatment of non-public information; and allocation of responsibility regarding certain tax matters.

    In addition, the merger agreement contains covenants of Procept including covenants requiring Procept to take all actions necessary to qualify the Procept common stock being issued to the stockholders of Heaven's Door in the merger under all applicable state securities laws and to list the Procept common stock to be issued in connection with the merger on the Nasdaq SmallCap Market.

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
CONDITIONS TO THE MERGER

CONDITIONS TO EACH PARTY'S OBLIGATIONS TO COMPLETE THE MERGER

    The obligations of Procept and Heaven's Door to complete the merger are subject to the satisfaction of the following conditions:

    - the registration statement of which this proxy statement/prospectus is a part being declared effective by the SEC, not being subject to any stop order or related proceedings by the SEC and the Procept common stock being qualified under applicable state securities laws;

    - the approval of the merger agreement by the holders of Heaven's Door common stock and approval of the stock issuance and the amendment to Procept's restated certificate of incorporation increasing the number of authorized shares of Procept common stock by the holders of Procept common stock;

    - the filing with the Delaware Secretary of State of the amendment to Procept's restated certificate of incorporation increasing its authorized shares of common stock;

    - no applicable law or regulation, judgment, injunction, order or decree of a court of competent jurisdiction prohibiting or enjoining the consummation of, or having a material adverse effect on, the merger;

    - the shares of Procept common stock to be issued in the merger being approved for quotation on the Nasdaq SmallCap Market;

    - Procept having a minimum of $1,000,000 in net working capital and Heaven's Door having positive net working capital; and

    - all other third party consents and approvals required to be obtained by either Heaven's Door or Procept being obtained.

CONDITIONS TO THE OBLIGATIONS OF PROCEPT

    The obligation of Procept to complete the merger also is subject to the satisfaction of the following conditions:

    - the representations and warranties of Heaven's Door contained in the merger agreement being true in all material respects at the time the merger is effective as if made at that time;

    - the performance in all material respects by Heaven's Door of its obligations under the merger agreement at or prior to the time the merger is effective;

    - each of Heaven's Door's directors, executive officers, holders of 5% or more of the outstanding voting stock of Heaven's Door and certain employees, consultants and advisors of Heaven's Door having delivered to Procept a lock-up agreement not to sell the shares of Procept common stock that they receive in the merger for designated periods of time;

    - the dissenting shares not exceeding 5% of the outstanding shares of Heaven's Door common stock issued and outstanding on the closing date of the merger;

    - resolution to Procept's reasonable satisfaction by Heaven's Door of past violations of state securities laws in connection with its previous equity financings;

    - three of Procept's current debt holders agreeing to cancel their remaining debt in exchange for shares of Procept common stock and reduced cash payments; and

    - other conditions as set forth in the merger agreement.

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
CONDITIONS TO THE OBLIGATIONS OF HEAVEN'S DOOR

    The obligation of Heaven's Door to complete the merger also is subject to the satisfaction of the following conditions:

    - the representations and warranties of Procept contained in the merger agreement being true in all material respects at the time the merger is effective as if made at that time;

    - the performance in all material respects by Procept of its obligations under the merger agreement at or prior to the time the merger is effective;

    - each of Procept's directors, executive officers and holders of 5% or more of Procept's common stock having entered into an agreement reasonably satisfactory to Heaven's Door not to sell their shares of Procept common stock for designated periods of time;

    - the special rights inherent in the shares of Procept common stock held by some Procept stockholders, known as Article VI Rights, being terminated pursuant to a written agreement; and

    - other conditions set forth in the merger agreement.

AMENDMENTS; WAIVERS

    Any provisions of the merger agreement may be amended or waived before the effective time of the merger only if the amendment or waiver is in writing and signed, in the case of an amendment, by each of Procept, Procept Acquisition Corp. and Heaven's Door and, in the case of a waiver, by the party against whom the waiver is to be effective.

NO SOLICITATION

    Procept and Heaven's Door have agreed in the merger agreement that, from the date of the signing of the merger agreement until its termination, neither party nor any of their authorized representatives will, directly or indirectly:

    - solicit any proposal relating to the acquisition by another party of any capital stock or substantially all of the assets of Procept or Heaven's Door;

    - engage in negotiations or discussions with another party regarding an acquisition or encourage any efforts by another party in an acquisition; nor

    - sell, transfer or dispose of all or any portion of the capital stock of Procept or Heaven's Door or substantially all of the assets of Procept or Heaven's Door.

    Notwithstanding the foregoing, Procept or Heaven's Door may participate in discussions or negotiations if the discussions or negotiations had begun prior to the date of the merger agreement or were not solicited by or on behalf of Procept or Heaven's Door and the board of directors of the involved company determines in good faith, based on the advice of outside legal counsel, that continuing the action is necessary to comply with its fiduciary duties under applicable law.

    If either party breaches its obligations discussed above, or consummates a transaction with a third party, and the merger has not occurred by January 31, 2000, or March 31, 2000 if the SEC reviews the registration statement of which this proxy statement/prospectus forms a part, then that party will pay a cash termination fee of $250,000 to the other party.

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
TERMINATION OF THE MERGER AGREEMENT

    The merger agreement may be terminated at any time before the closing date, whether before or after approval of the merger by Heaven's Door's stockholders:

    - by mutual written consent of Procept and Heaven's Door;

    - by either Heaven's Door or Procept:

     - if the merger has not been completed by January 31, 2000, or March 31, 2000 if the SEC reviews the registration statement of which this proxy statement/prospectus forms a part, which dates may be extended by mutual consent of the parties; provided, however, that neither Procept or Heaven's Door may terminate if its breach is the reason that the merger has not been consummated;

     - if a court with jurisdiction over the parties and the subject matter or a governmental body has issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the merger, which order, decree or ruling is final and nonappealable;

     - if the Heaven's Door's stockholders do not approve the merger agreement as required by Delaware law; or

     - if the stockholders of Procept vote and do not approve the amendment to Procept's restated certificate of incorporation increasing the number of authorized shares of Procept common stock and the stock issuance to Heaven's Door stockholders in accordance with the merger agreement.

    - by Procept:

     - if the Heaven's Door board of directors fails to recommend approval of the merger agreement or has withheld or withdrawn its recommendation in favor of any required approval of the merger; or

     - if any representation, warranty, covenant or agreement on the part of Heaven's Door set forth in the merger agreement was not true and correct in all material respects when made; or

     - if Heaven's Door has materially breached any covenant in the merger agreement and that breach has not been cured by Heaven's Door within thirty days following receipt by Heaven's Door of written notice of the breach from Procept or by the closing date, whichever occurs first.

    - by Heaven's Door:

     - if the Procept board of directors fails to recommend any required approval of the merger in this proxy statement/prospectus or has withheld or withdrawn its recommendation in favor of any required approval of the merger;

     - if any representation, warranty, covenant or agreement on the part of Procept set forth in the merger agreement was not true and correct in all material respects when made; or

     - if Procept has materially breached any covenant in the merger agreement and that breach has not been cured by Procept within thirty days following receipt by Procept of written notice of the breach from Heaven's Door or by the closing date, whichever occurs first.

    If the merger agreement is terminated validly, the only provisions of the merger agreement that will survive are the provisions relating to expenses, termination fees, publicity, confidentiality and miscellaneous provisions of general application. The termination of the merger agreement will not

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
eliminate or reduce any party's liability to another party for any breach of the merger agreement occurring before the termination.

TERMINATION FEE

    If either party breaches its nonsolicitation obligations mentioned above, and the merger has not occurred prior to January 31, 2000, or March 31, 2000 if the SEC reviews the registration statement of which this proxy statement/prospectus is a part, then the breaching company must pay the other party a termination fee in the amount of $250,000 on the earlier to occur of the completion of any acquisition transaction with a third party or January 31, 2000, or March 31, 2000 if the SEC reviews the registration statement of which this proxy statement/prospectus is a part.

PAYMENT OF EXPENSES OF THE MERGER

    If the parties do not complete the merger, Heaven's Door and Procept will each bear its own expenses. If the parties complete the merger, the surviving company, as the successor to Heaven's Door and as a wholly-owned subsidiary of Procept, will be liable for all unpaid expenses of Heaven's Door.

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             UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

    The following unaudited pro forma financial statements of Procept and the related notes are presented to give effect to the merger of Procept Acquisition Corp. with and into Heaven's Door as if it had been completed on January 1, 1999 for statement of operations purposes, and as if it had been completed on September 30, 1999 for balance sheet purposes, subject to assumptions and adjustments in the accompanying notes to the pro forma information. Procept will account for the merger under the purchase method of accounting. The unaudited pro forma statements of operations for the year ended December 31, 1998 and the nine months ended September 30, 1999 give effect to Procept's merger on March 17, 1999 with Pacific Pharmaceuticals, Inc. and Pacific's merger on February 5, 1999 with Binary Therapeutics, Inc. as if the acquisitions had been completed on January 1, 1998. Procept's merger with Pacific and Pacific's merger with BTI were also accounted for under the purchase method of accounting.

    The unaudited pro forma financial statements are based on the historical consolidated financial statements for Procept, Heaven's Door, Pacific and BTI and the assumptions and adjustments described in the accompanying notes. The unaudited pro forma financial statements for the period ended September 30, 1999 include the nine months then ended for Procept and Heaven's Door, Pacific for the period from January 1, 1999 to March 16, 1999, and BTI for the period from January 1, 1999 to February 5, 1999. The unaudited pro forma financial statements for the year ended December 31, 1998 include the twelve months ended for Procept, Heaven's Door, Pacific and BTI.

    The unaudited pro forma financial statements do not purport to represent what Procept's results of operations and financial condition actually would have been if the events described above had occurred as of the dates indicated or what such results and financial conditions will be for any future periods, or give effect to certain non-recurring charges which resulted from these events. The unaudited pro forma financial statements are based upon assumptions that Procept believes are reasonable and should be read in conjunction with the Consolidated Financial Statements and accompanying notes thereto included elsewhere in this proxy statement/prospectus.

                                 PROCEPT, INC.
                  UNAUDITED PRO FORMA COMBINED BALANCE SHEETS
                            AS OF SEPTEMBER 30, 1999

                                                                                                           PRO FORMA
                                                                       HISTORICAL                        PROCEPT WITH
                                                       HISTORICAL     HEAVEN'S DOOR    PRO FORMA         HEAVEN'S DOOR
                                                      PROCEPT, INC.    CORPORATION    ADJUSTMENTS          COMBINED
                                                      -------------   -------------   ------------       -------------
ASSETS
  Current assets:
    Cash and cash equivalents.......................   $ 5,268,686     $   89,164     $   275,000 (B)    $  5,532,850
                                                                                          (50,000)(E)
                                                                                          (50,000)(F)
    Accounts receivable.............................             0         23,023               0              23,023
    Employee receivable.............................             0          1,835               0               1,835
    Inventory.......................................             0              0               0                   0
Other current assets................................       419,485              0               0             419,485
                                                       -----------     ----------     ------------       ------------
    Total current assets............................     5,688,171        114,022         175,000           5,977,193
                                                       -----------     ----------     ------------       ------------
Property and equipment, net.........................        76,624         85,617               0             162,241
Goodwill, net.......................................             0         67,500      25,181,333 (A)      25,181,333
                                                                                          (67,500)(J)
Other assets........................................         7,150          8,266               0              15,416
                                                       -----------     ----------     ------------       ------------
    Total assets....................................   $ 5,771,945     $  275,405     $25,288,833        $ 31,336,183
                                                       ===========     ==========     ============       ============
LIABILITIES AND SHAREHOLDERS EQUITY
  Current liabilities:
    Accounts payable................................   $   440,026     $   18,988     $         0        $    459,014
    Accrued expenses................................       518,671              0         (14,695)(E)       1,132,055
                                                                                         (371,921)(F)
                                                                                        1,000,000 (I)
    Advances from related parties...................             0          5,000               0               5,000
    Current portion of capital lease obligations....         4,714              0               0               4,714
    Notes payable...................................       200,000              0        (200,000)(E)               0
    Other current liabilities.......................       510,138              0               0             510,138
                                                       -----------     ----------     ------------       ------------
      Total current liabilities.....................     1,673,549         23,988         413,384           2,110,921
                                                       -----------     ----------     ------------       ------------
    Other non-current liabilities...................       103,033                                            103,033
    Capital lease obligations.......................        15,637                                             15,637
    Convertible note................................                                      275,000 (B)               0
                                                                                         (275,000)(C)
Shareholders' equity:
  Preferred stock...................................             0              0               0                   0
  Common stock......................................       140,895         12,117           1,098 (E)         302,811
                                                                                            1,601 (F)
                                                                                            2,200 (C)
                                                                                          109,200 (A)
                                                                                            5,460 (D)
                                                                                           42,357 (G)
                                                                                          (12,117)(H)
  Additional paid-in capital........................    81,063,143      1,100,184         232,180 (E)     116,721,676
                                                                                          320,320 (F)
                                                                                          272,800 (C)
                                                                                       23,095,800 (A)
                                                                                       10,582,643 (G)
                                                                                        1,154,790 (D)
                                                                                       (1,100,184)(H)
  Accumulated deficit...............................   (77,177,652)      (860,884)        860,884 (H)     (87,871,235)
                                                                                      (10,625,000)(G)
                                                                                          (68,583)(E)
  Deferred compensation.............................       (69,242)             0               0             (69,242)
  Cumulative dividends on preferred stock...........             0              0               0                   0
  Unrealized gain on investments....................        34,439              0               0              34,439
  Treasury stock....................................       (11,857)             0               0             (11,857)
                                                       -----------     ----------     ------------       ------------
    Total shareholder's equity......................     3,979,726)       251,417      24,875,449          29,106,592
                                                       -----------     ----------     ------------       ------------
    Total liabilities and shareholder's equity......   $ 5,771,945     $  275,405     $25,288,833        $ 31,336,183
                                                       ===========     ==========     ============       ============

   See accompanying Notes to Selected Unaudited Pro Forma Combined Condensed
                                 Financial Data

                                 PROCEPT, INC.
             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999

                                                                                                         BINARY PRO
                                                             HISTORICAL PACIFIC     HISTORICAL BINARY       FORMA
                                                            PHARMACEUTICALS, INC.   THERAPEUTICS, INC.   ADJUSTMENTS
                                                            ---------------------   ------------------   -----------
Revenues:
  Product sales...........................................       $         0             $      0        $        0
  License fees and royalties..............................                 0                    0                 0
  Research and development revenue under collaborative
    agreements from related party.........................                 0                    0                 0
  Interest and other......................................       $         0             $      0        $        0
                                                                 -----------             --------        ----------
    Total revenues........................................       $         0             $      0        $        0
                                                                 -----------             --------        ----------
Costs and expenses:
  Cost of product sales...................................                 0                    0                 0
  Research and development................................           296,634                    0                 0
  Purchased research......................................                 0                    0                 0
  General and administrative..............................           307,682                  163                 0
  Business Development and Marketing......................                 0                    0                 0
  Interest and other......................................           (24,834)              11,924            (8,000)(E)
                                                                 -----------             --------        ----------
    Total costs and expenses..............................       $   579,482               12,087            (8,000)
                                                                 -----------             --------        ----------
Loss applicable to minority interest......................                 0                    0                 0
Net loss..................................................          (579,482)             (12,087)            8,000
Less: dividends on preferred stock........................                 0                    0                 0
                                                                 -----------             --------        ----------
Net loss available to common shareholders.................       $  (579,482)            $(12,087)       $    8,000
                                                                 ===========             ========        ==========
Basic and diluted net loss per common share...............       $     (0.04)
                                                                 ===========
Weighted average number of common shares--basic and
  diluted.................................................        13,664,732                              1,007,192
                                                                 ===========                             ==========


                                                             PRO FORMA                     PACIFIC PRO       PRO FORMA
                                                            PACIFIC WITH    HISTORICAL        FORMA         PROCEPT WITH
                                                               BINARY      PROCEPT, INC.   ADJUSTMENTS        PACIFIC
                                                            ------------   -------------   -----------      ------------
Revenues:
  Product sales...........................................  $         0    $          0    $        0       $         0
  License fees and royalties..............................            0               0             0                 0
  Research and development revenue under collaborative
    agreements from related party.........................            0               0             0                 0
  Interest and other......................................  $         0    $    221,225    $        0       $   221,225
                                                            -----------    ------------    -----------      -----------
    Total revenues........................................  $         0    $    221,225    $        0       $   221,225
                                                            -----------    ------------    -----------      -----------
Costs and expenses:
  Cost of product sales...................................            0               0             0                 0
  Research and development................................      296,634       1,034,439             0         1,331,073
  Purchased research......................................            0       9,405,671    (9,405,671)(Q)             0
  General and administrative..............................      307,845       1,219,283             0         1,527,128
  Business Development and Marketing......................            0               0             0                 0
  Interest and other......................................      (20,910)        474,964                         454,054
                                                            -----------    ------------    -----------      -----------
    Total costs and expenses..............................      583,569      12,134,357    (9,405,671)        3,312,255
                                                            -----------    ------------    -----------      -----------
Loss applicable to minority interest......................            0               0             0                 0
Net loss..................................................     (583,569)    (11,913,132)    9,405,671        (3,091,030)
Less: dividends on preferred stock........................            0               0             0                 0
                                                            -----------    ------------    -----------      -----------
Net loss available to common shareholders.................  $  (583,569)   $(11,913,132)   $9,405,671       $(3,091,030)
                                                            ===========    ============    ===========      ===========
Basic and diluted net loss per common share...............  $     (0.04)   $      (1.24)                    $      0.29
                                                            ===========    ============                     ===========
Weighted average number of common shares--basic and                                        (14,671,924)(N)
  diluted.................................................   14,671,924       9,600,025     1,169,370(O)     10,769,395
                                                            ===========    ============    ===========      ===========

                                                                                                 PRO FORMA
                                                                                               PROCEPT, INC.,
                                                             HISTORICAL     HEAVEN'S DOOR       WITH PACIFIC
                                                            HEAVEN'S DOOR     PRO FORMA         AND HEAVEN'S
                                                             CORPORATION     ADJUSTMENTS            DOOR
                                                            -------------   -------------      --------------
Revenues:
  Product sales...........................................   $     1,120    $          0         $     1,120
  License fees and royalties..............................             0               0                   0
  Research and development revenue under collaborative
    agreements from related party.........................             0               0                   0
  Interest and other......................................   $         0    $          0         $   221,225
                                                             -----------    -------------        -----------
    Total revenues........................................   $     1,120    $          0         $   222,345
                                                             -----------    -------------        -----------
Costs and expenses:
  Cost of product sales...................................             0               0                   0
  Research and development................................       138,630               0           1,469,703
  Purchased research......................................             0               0                   0
  General and administrative..............................       308,748               0           1,835,876
  Business Development and Marketing......................       394,973               0             394,973
  Interest and other......................................        13,625               0             467,679
                                                             -----------    -------------        -----------
    Total costs and expenses..............................       855,976               0           4,168,231
                                                             -----------    -------------        -----------
Loss applicable to minority interest......................             0               0                   0
Net loss..................................................      (854,856)              0          (3,945,886)
Less: dividends on preferred stock........................             0               0                   0
                                                             -----------    -------------        -----------
Net loss available to common shareholders.................   $  (854,856)   $          0         $(3,945,886)
                                                             ===========    =============        ===========
Basic and diluted net loss per common share...............   $     (0.07)                        $     (0.15)
                                                             ===========                         ===========
Weighted average number of common shares--basic and                          (12,116,564)(P)
  diluted.................................................    12,116,564      15,971,680          26,741,075
                                                             ===========    =============        ===========

   See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial
                                   Statements

                                 PROCEPT, INC.
             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                               PRO FORMA
                               HISTORICAL PACIFIC     HISTORICAL BINARY    BINARY PRO FORMA   PACIFIC WITH    HISTORICAL
                              PHARMACEUTICALS, INC.   THERAPEUTICS, INC.     ADJUSTMENTS         BINARY      PROCEPT, INC.
                              ---------------------   ------------------   ----------------   ------------   -------------
Revenues:
  Product sales.............       $      6,136          $         0         $         0      $      6,136    $         0
  License fees and
    royalties...............              5,073                    0                   0             5,073              0
  Research and development
    revenue under
    collaborative agreements
    from related party......                  0                    0                   0                 0        109,375
  Interest and other........       $    198,674          $         0         $         0      $    198,674    $   220,590
                                   ------------          -----------         -----------      ------------    -----------
    Total revenues..........       $    209,883          $         0         $         0      $    209,883    $   329,965
                                   ------------          -----------         -----------      ------------    -----------

Costs and expenses:
  Cost of product sales.....             58,743                    0                   0            58,743              0
  Marketing.................             86,376                    0                   0            86,376              0
  Research and development..          2,075,451              543,416            (726,132)(K)     1,892,735      1,990,640
  General and
    administrative..........          2,003,759              100,269                   0         2,104,028      1,610,078
  Restructuring charges.....                  0                    0                   0                 0        225,000
  Interest and other........            154,038              555,055             (24,000)(E)       175,093       (204,396)
                                                                                (510,000)(L)
                                   ------------          -----------         -----------      ------------    -----------
    Total costs and
      expenses..............       $  4,378,367            1,198,740          (1,260,132)        4,316,975      3,621,322
                                   ------------          -----------         -----------      ------------    -----------

Loss applicable to minority
  interest..................            159,083                    0                   0           159,083              0
Net loss....................         (4,009,401)          (1,198,740)          1,260,132        (3,948,009)    (3,291,357)
Less: dividends on preferred
  stock.....................          6,161,109                    0                   0         6,161,109              0
                                   ------------          -----------         -----------      ------------    -----------
Net loss available to common
  shareholders..............       $(10,170,510)         $(1,198,740)        $ 1,260,132      $(10,109,118)   $(3,291,357)
                                   ============          ===========         ===========      ============    ===========
Basic and diluted net loss
  per common share..........       $      (0.90)                                              $      (0.75)   $     (1.40)
                                   ============                                               ============    ===========
Weighted average number of
  common shares--basic and
  diluted...................         11,328,108                                2,158,268        13,486,376      2,347,245
                                   ============                              ===========      ============    ===========

                                                                                                   PRO FORMA
                                                                                                 PROCEPT, INC.
                                                                                                 WITH PACIFIC
                                                   PRO FORMA      HISTORICAL     HEAVEN'S DOOR        AND
                              PACIFIC PRO FORMA   PROCEPT WITH   HEAVEN'S DOOR     PRO FORMA       HEAVEN'S
                                 ADJUSTMENTS        PACIFIC       CORPORATION     ADJUSTMENTS        DOOR
                              -----------------   ------------   -------------   -------------   -------------
Revenues:
  Product sales.............    $          0      $     6,136     $        0      $         0    $      6,136
  License fees and
    royalties...............               0            5,073              0                0           5,073
  Research and development
    revenue under
    collaborative agreements
    from related party......               0          109,375              0                0         109,375
  Interest and other........    $          0      $   419,264     $        0      $         0    $    419,264
                                ------------      -----------     ----------      -----------    ------------
    Total revenues..........    $          0      $   539,848     $        0      $         0    $    539,848
                                ------------      -----------     ----------      -----------    ------------
Costs and expenses:
  Cost of product sales.....               0           58,743              0                0          58,743
  Marketing.................               0           86,376              0                0          86,376
  Research and development..               0        3,883,375              0                0       3,883,375
  General and
    administrative..........               0        3,714,106              0                0       3,714,106
  Restructuring charges.....               0          225,000              0                0         225,000
  Interest and other........                          (29,303)             0                          (29,303)

                                ------------      -----------     ----------      -----------    ------------
    Total costs and
      expenses..............               0        7,938,297              0                0       7,938,297
                                ------------      -----------     ----------      -----------    ------------
Loss applicable to minority
  interest..................               0          159,083              0                0         159,083
Net loss....................               0       (7,239,366)             0                0      (7,239,366)
Less: dividends on preferred
  stock.....................      (3,240,784)(M)    2,920,325              0                0       2,920,325
                                ------------      -----------     ----------      -----------    ------------
Net loss available to common
  shareholders..............    $ (3,240,784)     $(10,159,691)   $        0      $              $(10,159,691)
                                ============      ===========     ==========      ===========    ============
Basic and diluted net loss
  per common share..........                      $     (1.54)    $     0.00                     $      (0.45)
                                                  ===========     ==========      ===========    ============
Weighted average number of
  common shares--basic and       (13,486,376)(N)                                   (4,942,564)(P)
  diluted...................       4,261,221 (N)    6,608,466      4,942,564       15,971,680 (P)   22,580,146
                                ============      ===========     ==========      ===========    ============

   See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial
                                   Statements

                                 PROCEPT, INC.
                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                              FINANCIAL STATEMENTS

(1) THE MERGER

    Procept entered into a definitive Agreement and Plan of Merger dated as of November 8, 1999 to acquire Heaven's Door Corporation, a Delaware corporation based in Coral Springs, Florida, through a merger of a wholly-owned subsidiary of Procept with and into Heaven's Door. Heaven's Door, which is engaged in providing funeral-related products and services through its website, www.HeavenlyDoor.com, will be the surviving company in the merger and will continue as a Delaware corporation. The business of Heaven's Door will be allocated to Procept upon consummation of the merger. Pursuant to the merger agreement, each share of Heaven's Door common stock will convert into approximately .8381 of a share of Procept common stock or a total of 10,920,000 Procept shares. In addition, contemporaneously with the merger, Procept will issue approximately 4,235,742 shares of common stock to some existing shareholders in exchange for the termination of special rights inherent in the shares of Procept common stock they hold, called Article VI Rights.

    The pro forma combined balance sheet as of September 30, 1999 gives effect to the merger as of September 30, 1999, using the purchase accounting method and assumes that the Procept common stock issued has a fair market value of $2.13 per share (based upon the closing price on November 7, 1999) or approximately $23.2 million of total value. The allocation of the purchase price is discussed further in Note 2.

(2) PRO FORMA ADJUSTMENTS RELATED TO THE ACQUISITION

    (A) Purchase Price Allocation

       Upon consummation of the merger, Procept will issue 10,920,000 shares of its $.01 par value common stock to acquire all of the outstanding common stock of Heaven's Door and therefore has credited common stock for the par value of $109,200 and credited additional paid-in capital for $23,095,800. The aggregate purchase price of $23.2 million, plus estimated acquisition costs of $1.0 million, a brokerage fee of $1.2 million and assumed liabilities of approximately $24,000 will be allocated to the acquired tangible and intangible assets based on their estimated respective fair values:

Cash........................................................  $    89,164
Receivables and other assets................................       33,124
Property and equipment......................................       85,617
Goodwill....................................................   25,181,333
                                                              -----------
                                                              $25,389,238
                                                              ===========

    (B) In November 1999, a shareholder of Heaven's Door loaned to Heaven's Door $275,000 in cash and received a convertible promissory note. Immediately prior to consummation of the merger, the convertible promissory note will be converted into 262,499 shares of Heaven's Door common stock. The adjustment in the amount of $275,000 represents the recording of the convertible promissory note. This amount has not been reflected in the historical balances as of September 30, 1999.

    (C) As part of the merger of Heaven's Door with Procept, the convertible promissory note in the principal amount of $275,000 due to a shareholder of Heaven's Door will be converted into 262,499 shares of Heaven's Door common stock which, in the merger, will be converted into 220,000 shares of Procept common stock. Upon conversion, $2,200 was credited to common stock for the par value and $272,800 was credited to additional paid in capital.

    (D) Upon consummation of the merger, Procept will issue 546,000 shares of its $.01 par value common stock, which has a value of $1,162,980, to settle a brokerage fee to Paramount with respect to the merger resulting in a credit to common stock of $5,460 for the par value and a credit to additional paid in capital for $1,154,790. The debit for the $1,162,980 brokerage fee was included in the purchase price allocation as described in adjustment (A).

    (E) As part of the merger agreement, Procept is required to pay off the note payable to BTI of $200,000 plus accrued interest of $14,695 by paying cash in the amount of $50,000 and issuing approximately 109,778 shares of Procept common stock at a price of $1.50 per share, which is a discount when compared to $2.13 per share fair market value of Procept stock on the date immediately prior to the date of the merger agreement. Therefore, a charge of $68,583 was debited to accumulated deficit to account for the 109,778 shares issued below fair market value and $1,098 was credited to common stock and $232,180 was credited to additional paid in capital to account for the issuance of the 109,778 shares of Procept common stock. Interest on this note payable of $8,000 and $24,000 has been eliminated in the Pro Forma Combined Statements of Operations for the nine months ended September 30, 1999 and the year ended December 31, 1998, respectively, as if these loans had been converted to Procept common stock on January 1, 1998.

    (F) As part of the merger agreement, Procept is required to settle a liability which is a brokerage fee due to Paramount with respect to Procept's acquisition of Pacific. This liability of $371,921 will be settled by paying cash in the amount of $42,357 and issuing approximately 160,160 shares of Procept common stock. Therefore $1,601 was credited to common stock and $320,320 was credited to additional paid in capital.

    (G) Contemporaneously with the merger with Heaven's Door, Procept is terminating the special rights that are inherent in some of its shares of common stock, called Article VI Rights, in exchange for approximately 4,235,742 additional shares of Procept common stock. This transaction was accounted for as an induced conversion by debiting accumulated deficit for $10,625,000 and crediting common stock for the par value of $42,357 and crediting and additional paid-in capital, for $10,582,643. The pro forma adjustments to the unaudited pro forma combined statements operations for the year ended December 31, 1998 do not give effect to a $10.6 million charge for the induced conversion with respect to terminating the special rights that are inherent in some of the Procept common stock shares in exchange for approximately 4,235,742 additional shares of Procept common stock. The $10.6 million value of shares being issued will be charged to operations upon the consummation of the merger, however, this charge is not in the unaudited pro forma combined statements of operations because it is non-recurring and directly related to these transactions.

    (H) To eliminate Heaven's Door's historical stockholders' equity amounts:

Common stock............................................  $   12,117
Additional paid-in capital..............................   1,100,184
Accumulated deficit.....................................    (860,884)
                                                          ----------
                                                          $  251,417
                                                          ==========

    (I) The adjustment in the amount of $1,000,000 to accrued expenses reflects the accrual of the estimated acquisition costs which have not been reflected in the historical balances as of September 30, 1999. The debit for the $1,000,000 of accrued merger expenses have been included in the purchase price allocation as described in adjustment (A) above.

    (J) The adjustment of $67,500 is made to reduce Heaven's Door's historical goodwill to its fair market value of $0. This amount has not been reflected in the historical balances as of September 30, 1999.

    (K) Pacific is funding BTI and records the funding as R&D expense. BTI utilizes these funds for R&D and G&A expense. Accordingly, the Pacific expense is being eliminated in these pro forma financials.

    (L) Before Procept's acquisition of Pacific, Pacific acquired BTI. As part of the acquisition of BTI by Pacific, a loan, a note payable and the related accrued interest were converted to BTI common stock. Interest on the loan of $510,000 has been eliminated in the Pro Forma Combined Statements of Operations for the year ended December 31, 1998 as if these loans were converted to Pacific common stock on January 1, 1998.

    (M) All of Pacific's preferred stock dividends related to its 1997 private placement are assumed to have been triggered by the mergers and therefore recorded prior to the earliest period presented and eliminated from the pro forma financials.

    (N) To eliminate Pacific's weighted average shares outstanding, issue 4,261,221 shares of common stock of Procept as proceeds for: merger consideration, anti-dilution rights with respect to certain shareholders of Procept and the satisfaction of certain liabilities.

    (O) Procept's merger with Pacific closed on March 17, 1999; therefore, the majority of the 4,261,221 shares issued are included in Procept's weighted average shares outstanding for the nine month period ended September 30, 1999. The 1,169,370 weighted average shares represent the portion of the 4,261,221 shares issued in Procept's merger with Pacific that were outstanding from January 1, 1999 to March 16, 1999 and were not included in Procept's weighted average shares outstanding for the nine month period ended September 30, 1999.

    (P) To issue 15,155,742 shares of common stock of Procept as proceeds of the merger, eliminate Heaven's Door's weighted average shares outstanding, and to issue 815,938 shares issued to satisfy certain liabilities as described in Notes D, E and F.

    (Q) To eliminate the non-recurring charge for purchased in-process research and development amount of $9,405,671 that resulted from Procept's acquisition of Pacific and BTI.

                             PRINCIPAL STOCKHOLDERS

PROCEPT SHARE OWNERSHIP

    The following table and footnotes set forth information regarding the beneficial ownership of Procept's common stock as of December 1, 1999 by
(i) persons known by Procept to be beneficial owners of more than 5% of Procept common stock, (ii) each executive officer of Procept, (iii) each director of Procept, and (iv) all current executive officers and directors of Procept as a group:

                                                             COMMON STOCK BENEFICIALLY OWNED (1)
                                                          -----------------------------------------
                                                                                  PERCENTAGE
                                                                           ------------------------
BENEFICIAL OWNER                                            SHARES         PRE-MERGER   POST-MERGER
----------------                                          ----------       ----------   -----------
The Aries Trust.........................................  12,081,790(2)      60.22%        33.08%
Aries Domestic Fund, L.P.
Aries Master Fund
Aries Domestic Fund II, L.P.
Paramount Capital Investments, LLC
Paramount Capital Asset Management, Inc.
Dr. Lindsay A. Rosenwald
  c/o Paramount Capital Asset Management, Inc.
  787 Seventh Avenue
  New York, New York 10019

John F. Dee.............................................   1,043,412(3)       6.52%         3.21%
Michael Fitzgerald......................................       5,000(4)          *             *
Michael S. Weiss........................................     260,738(5)       3.35%         1.62%
Zola P. Horovitz, Ph.D..................................      37,610(6)          *             *
Max Link, Ph.D..........................................      24,169(7)          *             *
Mark C. Rogers, M.D.....................................  10,006,200(8)      54.98         28.86
Nigel J. Rulewski, M.D..................................     187,726(9)       1.24%            *
Elliott H. Vernon.......................................     25,2111(10)         *             *
Glenn Cooper............................................           0             *             *
All current executive officers and directors as a group
  (9 persons)...........................................  11,871,626(11)     59.26%        32.53%

--------------------------
  * Indicates less than 1%

 (1) Unless otherwise indicated in these footnotes, each stockholder has sole voting and investment power with respect to the shares of common stock shown as beneficially owned by the stockholder, subject to community property laws where applicable. Shares of common stock issuable upon the exercise of options or warrants currently exercisable or exercisable within 60 days of December 1, 1999 are treated as outstanding solely for the purpose of calculating the amount and percentage of shares beneficially owned by the holder of the options or warrants.

 (2) Reported ownership consists of:

   (A) the following holdings of The Aries Trust: (1) 4,370,326 outstanding shares of common stock, (2) 1,344,652 shares issuable on exercise of Class C Warrants, (3) 83,353 shares issuable upon exercise of 1998 Unit Purchase Options, (4) 51,067 shares issuable upon exercise of Class C Warrants issuable on exercise of 1998 Unit Purchase Options, (5) 65,584 shares issuable upon exercise of 1997 Unit Purchase Options originally issued by Pacific, (6) 9,061 shares issuable upon exercise of Class A Warrants issuable on exercise of 1997 Unit Purchase Options originally issued by Pacific, (7) 2,716 shares issuable upon exercise of 1995 Unit Purchase Options originally issued by Pacific, (8) 3,395 shares issuable upon exercise of Class A Warrants issuable on exercise of 1995 Unit Purchase Options originally issued by Pacific, (9) 117,757 shares issuable upon exercise of Class A Warrants originally issued by Pacific,
       (10) 441,000 shares issuable upon exercise of Class D Warrants,
       (11) 11,408 shares issuable upon exercise of Common Stock Warrants originally issued by Pacific, and (12) 4,092 shares issuable upon exercise of Common Stock Warrants issued by Procept;

    (B) the following holdings of the Aries Domestic Fund, L.P.: (1) 2,207,454 outstanding shares of common stock, (2) 700,592 shares issuable on exercise of Class C Warrants, (3) 41,055 shares issuable upon exercise of 1998 Unit Purchase Options, (4) 25,153 shares issuable upon exercise of Class C Warrants issuable on exercise of 1998 Unit Purchase Options,
        (5) 33,807 shares issuable upon exercise of 1997 Unit Purchase Options originally issued by Pacific, (6) 4,671 shares issuable upon exercise of Class A Warrants issuable on exercise of 1997 Unit Purchase Options originally issued by Pacific, (7) 2,716 shares issuable upon exercise of 1995 Unit Purchase Options originally issued by Pacific, (8) 3,395 shares issuable upon exercise of Class A Warrants issuable on exercise of 1995 Unit Purchase Options originally issued by Pacific, (9) 73,871 shares issuable upon exercise of Class A Warrants originally issued by Pacific, (10) 189,000 shares issuable upon exercise of Class D Warrants,
        (11) 4,889 shares issuable upon exercise of Common Stock Warrants issued by Pacific, and (12) 1,754 shares issuable upon exercise of Common Stock Warrants issued by Procept;

    (C) the following holding of Aries Master Fund: 26,962 shares of common stock;

   (D) the following holding of Aries Domestic Fund II, L.P.: 634 shares of common stock

    (E) the following holdings of Dr. Lindsay A. Rosenwald: (1) 213,697 outstanding shares of common stock, (2) 693,809 shares issuable upon exercise of 1998 Unit Purchase Options, (3) 425,069 shares issuable upon exercise of Class C Warrants issuable on exercise of 1998 Unit Purchase Options, (4) 624,556 shares issuable upon exercise of 1997 Unit Purchase Options originally issued by Pacific, (5) 86,292 shares issuable upon exercise of Class A Warrants issuable on exercise of 1997 Unit Purchase Options originally issued by Pacific, (6) 20,879 shares issuable upon exercise of 1995 Unit Purchase Options originally issued by Pacific, and
        (7) 26,099 shares issuable upon exercise of Class A Warrants issuable on exercise of 1995 Unit Purchase Options originally issued by Pacific; and

    (F) the following holding of Paramount Capital Investments, LLC: 171,025 shares of common stock.

 (3) Includes 1,043,412 shares issuable to Mr. Dee upon the exercise of options currently exercisable or exercisable within 60 days of December 1, 1999.

 (4) Consists solely of shares of common stock owned by Mr. Fitzgerald.

 (5) Includes (A) 242,845 shares issuable to Mr. Weiss upon the exercise of options currently exercisable or exercisable within 60 days of December 1, 1999 and (B) options held by Hawkins Group, LLC to purchase units consisting of an aggregate of (i) 159,678 shares of common stock and
     (ii) Class C Warrants to purchase 97,828 shares of common stock. Mr. Weiss is a managing member of the Hawkins Group, LLC and disclaims beneficial ownership of its shares except to the extent of his pecuniary interest therein.

 (6) Consists solely of shares issuable to Dr. Horovitz upon the exercise of options currently exercisable or exercisable within 60 days of December 1, 1999.

 (7) Includes 23,954 shares issuable to Dr. Link upon the exercise of options currently exercisable or exercisable within 60 days of December 1, 1999.

 (8) Includes (A) 9,991,389 shares held by The Aries Trust, Aries Domestic Fund, L.P., Aries Master Fund, Aries Domestic Fund II, L.P., Paramount Capital Investments LLC and Paramount Capital Asset Management Inc. (the "Paramount Entities") and (B) shares issuable to Dr. Rogers upon the exercise of options currently exercisable or exercisable within 60 days of December 1, 1999. Dr. Rogers is the President of Paramount Capital, Inc. which is affiliated with the Paramount Entities. Dr. Rogers disclaims beneficial ownership of the shares held by the Paramount Entities except to the extent of his pecuniary interest therein if any.

 (9) Includes 177,726 shares issuable to Dr. Rulewski upon the exercise of options currently exercisable or exercisable within 60 days of December 1, 1999.

(10) Consists solely of shares issuable to Mr. Vernon upon the exercise of options currently exercisable or exercisable within 60 days of December 1, 1999.

(11) Includes 1,589,523 shares of common stock subject to options that are presently exercisable or will become exercisable within sixty (60) days of December 1, 1999. See footnotes (3), (4), (5), (6), (7), (8), (9), and
     (10).

HEAVEN'S DOOR SHARE OWNERSHIP

    The following table and footnotes sets forth information regarding the beneficial ownership of Heaven's Door's common stock as of December 1, 1999 and the percentage which such ownership bears to the total number of outstanding shares as of that date by (i) persons known to Heaven's Door to be beneficial owners of more than 5% of the Heaven's Door common stock; (ii) each executive officer of Heaven's Door, (iii) each director of Heaven's Door and (iv) all executive officers and directors as a group.

                                                                   COMMON STOCK
                                                              BENEFICIALLY OWNED (1)
                                                              -----------------------
BENEFICIAL OWNER                                                SHARES     PERCENTAGE
----------------                                              ----------   ----------
Michael Mitchell............................................  2,500,000      20.63%
Don Paradiso................................................  1,621,996      13.39%
Richard Kurtz...............................................  1,482,499(2)   12.24%
GSII Corporation............................................  1,421,996      11.74%
Howard Weiser...............................................  1,350,000(3)   11.14%
J.E. Holdings, Inc..........................................  1,250,000      10.32%
Xavier "Sonny" Melicheccia..................................    150,000(4)    1.24%
Geoffrey Gazda..............................................    100,000(4)        *
Charlie Scheuerman..........................................    100,000(4)        *
Robert Weiser...............................................    100,000(4)        *
Heinz E. Hazelman...........................................     50,000(4)        *
All current executive officer and directors as a group (7
  persons)..................................................  4,350,000(5)   35.90%

------------------------------

*   Indicates less than 1%.

(1) Unless otherwise indicated in these footnotes, each stockholder has sole voting and investment power with respect to the shares of common stock shown as beneficially owned by the stockholder, subject to community property laws where applicable.

(2) Includes 400,000 shares owned by Argus Publishing of which Richard Kurtz is the sole shareholder and 262,499 shares that Heaven's Door will issue prior to the consummation of the merger upon conversion of a convertible debt instrument in the principal amount of $275,000.

(3) Includes 1,250,000 shares owned by J.E. Holdings, a company with respect to which Howard Weiser is the sole shareholder. Also includes 100,000 shares which will be issued by Heaven's Door prior to the closing of the merger in cancellation of contingent rights that the stockholder holds in connection with his engagement as an advisor of Heaven's Door.

(4) These shares will be issued by Heaven's Door prior to the closing of the merger in cancellation of contingent rights that the individuals hold in connection with their employment or advisory relationships with Heaven's Door.

(5) Includes 600,000 shares which will be issued by Heaven's Door prior to the closing of the merger in cancellation of contingent rights that the stockholders hold in connection with their employment or advisory relationships with Heaven's Door.

                      DESCRIPTION OF PROCEPT CAPITAL STOCK

GENERAL

    The description of the capital stock below is qualified in its entirety by reference to the Procept restated certificate of incorporation, as amended, and the Procept by-laws, copies of which are on file with the SEC. We sometimes refer to the Procept restated certificate of incorporation as the Procept charter.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

    Procept is authorized to issue up to 30,000,000 shares of Procept common stock with par value of $0.01 per share and 1,000,000 shares of Procept preferred stock with a par value of $0.01 per share. On December 1, 1999, there were 14,970,037 shares of Procept common stock issued and outstanding. No shares of Procept preferred stock are issued or outstanding. After giving effect to the stock issuances related to the merger, approximately 31,436,037 shares of Procept will be outstanding. In addition, after giving effect to the merger and including shares issuable in connection with warrants and options exercisable for an aggregate of 12,386,903 shares, 43,822,940 shares of Procept common stock will be outstanding.

COMMON STOCK

    Shares of Procept common stock which, by the provisions of the Procept charter, are entitled to vote upon any question are entitled to one vote per share in person or by proxy and do not have cumulative voting rights. The Procept stockholders are entitled to receive dividends only when and if declared by the Procept board of directors out of any funds legally available of Procept for the payment of dividends. The Procept stockholders have no preemptive rights to purchase shares of capital stock of Procept. Shares of Procept common stock are not subject to any redemption provisions and are not convertible into any other securities or property. In the event of a liquidation, dissolution or winding up of the affairs of Procept, the holders of Procept common stock are entitled to share ratably in all assets of Procept which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Procept preferred stock then outstanding. All issued and outstanding shares of Procept common stock are fully-paid and non-assessable and the shares of Procept common stock to be issued in connection with the merger, when authorized, approved, issued and delivered, subject to the terms of the merger agreement, will be fully-paid and non-assessable. The rights, preferences and privileges of holders of Procept common stock are subject to the rights of the holders of shares of any series of preferred stock that Procept may issue in the future.

PREFERRED STOCK

    Procept may issue preferred stock from time to time in one or more series and the Procept board of directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the Procept board of directors to determine the rights and preferences of the preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of holders of Procept common stock and, under certain circumstances, make it more difficult for a third party to gain control of Procept.

OPTIONS AND WARRANTS

    After giving effect to the merger, Procept will have options and warrants outstanding for approximately 12,386,903 shares of Procept common stock, held by employees and investors in Procept or Pacific having exercise prices ranging from $0.70 to $490.00. Some of these warrants have anti-dilution protection, which provisions may cause the number of shares issuable on exercise to increase in the event Procept issues shares of common stock in the future at less than the exercise price or then market price.

DELAWARE ANTI-TAKEOVER STATUTE

    Delaware has a law regulating corporate takeovers, commonly referred to as the "anti-takeover law." In certain circumstances, the anti-takeover law prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq SmallCap Market, from engaging in a "business combination," including a merger or sale of more than 10% of the corporation's assets, with an "interested stockholder" for three years following the date on which the stockholder became an interested stockholder subject to certain exceptions, unless the transaction is approved by the board of directors and the holders of at least 66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a stockholder who owns 15% or more of corporation's outstanding voting securities. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain employee stock plans). A Delaware corporation subject to the anti-takeover law may "opt out" of the anti-takeover law with an express provision either in its certificate of incorporation or by-laws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares; such an amendment is effective following expiration of twelve months from adoption. Procept is a Delaware corporation that is subject to the anti-takeover law and has not "opted out" of its provisions.

    The anti-takeover law could have the effect of discouraging others from attempting a hostile takeover of Procept and, as a consequence, it may also inhibit temporary fluctuations in the market price of the common stock that might result from actual or rumored hostile takeover attempts. The anti-takeover law may also have the effect of preventing changes in the management of Procept. It is possible that the anti-takeover law could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

    The Procept charter provides that Procept will indemnify each of its directors and officers against all liabilities and expenses reasonably incurred by a director or officer in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which a director or officer is involved or with which a director or officer is threatened, while in office or thereafter. The rights accruing to any director or officer under the foregoing provisions do not exclude any other right to which a director or officer may be lawfully entitled and inure to the benefit of such person's estate. No stockholder will be liable personally to any person with respect to any claim for indemnity or reimbursement or otherwise.

    The Procept charter further provides that, notwithstanding any provision of law or any other provision of the Procept charter, a director will not be liable to Procept or any Procept stockholder for monetary damages for breach of the director's fiduciary duties as a director, except with respect to any matter as to which the liability is imposed by applicable law and the director was adjudicated (i) to have breached his or her duty of loyalty to Procept or its stockholders, (ii) not to have acted in good faith or omitted to act in good faith, (iii) to have knowingly violated the law, (iv) to have intentionally engaged in misconduct, (v) to have derived any improper personal benefit from a transaction or (vi) pursuant to Section 174 of the Delaware General Corporation Law.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Procept common stock is American Stock Transfer & Trust Company.

                 COMPARATIVE RIGHTS OF HOLDERS OF HEAVEN'S DOOR
                            AND PROCEPT COMMON STOCK

    Both Heaven's Door and Procept are organized under the laws of the State of Delaware. If the merger is completed, holders of Heaven's Door common stock will become holders of Procept common stock, and the rights of former Heaven's Door common stockholders will be governed by the Delaware General Corporation Law, referred to as the DGCL, and Procept's restated certificate of incorporation and by-laws. The rights of Heaven's Door stockholders under Heaven's Door's amended certificate of incorporation and by-laws differ in limited respects from the rights of Procept stockholders under Procept's restated certificate of incorporation and by-laws. The following table provides a summary of the material differences between the rights of Heaven's Door stockholders and Procept stockholders. This summary does not purport to be complete and is qualified in its entirety by reference to the relevant provisions of the DGCL and to the organizational documents of both Heaven's Door and Procept.

                                                               HEAVEN'S DOOR CORPORATION
                             PROCEPT STOCKHOLDER RIGHTS            STOCKHOLDER RIGHTS
                          --------------------------------  --------------------------------
CORPORATE GOVERNANCE      The rights of Procept             The rights of Heaven's Door
                          stockholders currently are        stockholders currently are
                          governed by the DGCL and the      governed by the DGCL and the
                          restated certificate of           amended certificate of
                          incorporation and by-laws of      incorporation and by- laws of
                          Procept.                          Heaven's Door.

                          Upon completion of the merger,    Upon completion of the merger,
                          the rights of Procept             the rights of the former
                          stockholders will continue to be  Heaven's Door stockholders will
                          governed by the DGCL and the      be governed by the DGCL and the
                          restated certificate of           restated certificate of
                          incorporation and by-laws of      incorporation and by- laws of
                          Procept.                          Procept.

AUTHORIZED CAPITAL STOCK  The authorized capital stock of   Heaven's Door is authorized to
                          Procept is set forth under the    issue up to 20,000,000 shares of
                          "Description of Procept Capital   common stock, $.001 par value.
                          Stock" above.

BOARD OF DIRECTORS        Procept currently has seven       Heaven's Door currently has
                          directors. The Procept by-laws    three directors. The Heaven's
                          provide that the board of         Door by- laws provide that the
                          directors cannot be comprised of  board of directors cannot be
                          fewer than one director. The      comprised of fewer than three or
                          number of directors is fixed by   greater than five directors,
                          the board from time-to-time and   unless a fewer number is allowed
                          may be enlarged by a vote of the  by the DGCL.
                          majority of the directors then
                          in office.

                                                               HEAVEN'S DOOR CORPORATION
                             PROCEPT STOCKHOLDER RIGHTS            STOCKHOLDER RIGHTS
                          --------------------------------  --------------------------------
REMOVAL OF DIRECTORS      Under the Procept by-laws, a      The Heaven's Door by-laws do not
                          director may be removed with or   provide for removal of
                          without cause, by the holders of  directors. Under the DGCL, any
                          a majority of the shares          director or the entire board of
                          entitled to vote at an election   directors may be removed, with
                          of directors, provided that the   or without cause, by the holders
                          directors of a class elected by   of a majority of the shares then
                          a particular class of             entitled to vote at an election
                          stockholders may be removed only  of directors.
                          by the vote of a majority of the
                          shares of the class entitled to
                          vote for the election of those
                          directors.

SPECIAL MEETINGS OF       Special meetings of the           Special meetings of the
STOCKHOLDERS;             stockholders may be called at     stockholders may be called at
STOCKHOLDER ACTION        any time by Procept's President,  any time by Heaven's Door's
WITHOUT MEETING           Chairman of the board of          President or board of directors
                          directors, if any, the board of   and shall be called by the
                          directors, or by the Secretary    President at the request of the
                          or any other officer upon the     holders of not less than
                          written request of one or more    one-tenth of all the outstanding
                          stockholders holding of record    shares of the corporation
                          at least a majority of the        entitled to vote at the meeting.
                          outstanding shares of Procept
                          stock entitled to vote at the
                          meeting. The written request
                          must state the purpose or
                          purposes of the proposed
                          meeting. Business transacted at
                          any special meeting of
                          stockholders is limited to
                          matters relating to the purpose
                          or purposes stated in the notice
                          of meeting.

                          The DGCL and the Procept by-      The DGCL and the Heaven's Door
                          laws permit action to be taken    by-laws permit action to be
                          without a meeting, without prior  taken without a meeting, without
                          notice and without a vote, if a   prior notice and without a vote,
                          consent in writing, setting       if a consent in writing, setting
                          forth the action so taken, is     forth the action so taken, is
                          signed by the holders of          signed by the holders of
                          outstanding stock having not      outstanding stock having not
                          less than the minimum number of   less than the minimum number of
                          votes that would be necessary to  votes that would be necessary to authorize or take such action at  authorize or take such action at
                          a meeting at which all shares     a meeting at which all shares
                          entitled to vote on the action    entitled to vote on the action
                          were present and voted. Under     were present and voted. Under
                          the DGCL, prompt notice of the    the DGCL, prompt notice of the
                          taking of corporate action        taking of corporate action
                          without a meeting by less than    without a meeting by less than
                          unanimous written consent must    unanimous written consent must
                          be given to those                 be given to those

                                                               HEAVEN'S DOOR CORPORATION
                             PROCEPT STOCKHOLDER RIGHTS            STOCKHOLDER RIGHTS
                          --------------------------------  --------------------------------
                          stockholders who have not         stockholders who have not
                          consented in writing.             consented in writing.

STOCKHOLDER PROPOSALS     Procept has no provisions in its  Heaven's Door has no provisions
                          charter or by-laws relating to    in its charter or by-laws
                          stockholder proposals.            relating to stockholder
                                                            proposals.

QUORUM FOR MEETING OF     The holders of a majority in      The holders of at least fifty
STOCKHOLDERS              interest of all stock issued and  one percent of all stock issued outstanding and entitled to vote  and outstanding and entitled to upon a question to be considered  vote upon a question to be
                          at a meeting, present in person   considered at the meeting of
                          or represented by proxy,          Heaven's Door, present in person
                          constitutes a quorum for the      or represented by proxy,
                          consideration of that question.   constitutes a quorum for the
                                                            consideration of that question.

STOCKHOLDER'S VOTING      The holders of shares of Procept  The holders of shares of
RIGHTS                    common stock vote together as     Heaven's Door common stock vote
                          one class. Each share of Procept  together as one class. Each common stock entitles the holder  share of Heaven's Door common
                          to one vote.                      stock entitles the holder to one
                                                            vote.

LIQUIDATION RIGHTS        Upon liquidation or dissolution,  Upon liquidation or dissolution,
                          after payment had been made to    each outstanding common share is
                          any holder of the preferred       entitled to share equally in the
                          stock of the full amount to       assets legally available for
                          which they are entitled, the      distribution to stockholders
                          holders of common stock are       after payment of all debts and
                          entitled to share ratably         other liabilities.
                          according to the number of
                          shares of common stock held by
                          them in all remaining assets of
                          the corporation available for
                          distribution to its
                          stockholders.

CONVERSION RIGHTS         No convertible preferred stock    No convertible preferred stock
                          is outstanding.                   has been authorized.

DIVIDEND RIGHTS           Dividends are payable on Procept  Dividends are payable on
                          common stock only when, as and    Heaven's Door common stock only
                          if declared by Procept's board    when, as and if declared by
                          of directors, out of funds        Heaven's Door board of
                          legally available for             directors, out of funds legally
                          distribution. The DGCL provides   available for distribution. The
                          that dividends on Procept common  DGCL provides that dividends on
                          stock may be paid only out of     Heaven's Door common stock may
                          Procept's surplus or net profits  be paid only out of Heaven's for the fiscal year in which the  Door's surplus or net profits dividend is declared and/ or the  for the fiscal year in which the
                          preceding fiscal year.            dividend is declared and/or the
                                                            preceding fiscal year.

                          Procept has not paid dividends    Heaven's Door has not paid
                          to date and it does not           dividends to date and it is not
                          anticipate paying any dividends   anticipated that any dividends
                          in the foreseeable future.        will be paid in the foreseeable
                                                            future.

                                                               HEAVEN'S DOOR CORPORATION
                             PROCEPT STOCKHOLDER RIGHTS            STOCKHOLDER RIGHTS
                          --------------------------------  --------------------------------
APPRAISAL RIGHTS          Because Procept is quoted on the  The DGCL governs the
                          Nasdaq SmallCap Market, Procept   availability of appraisal rights
                          stockholders are not entitled to  with respect to the merger with
                          appraisal rights under the DGCL   Procept. Under Section 262 of
                          in connection with the merger.    the DGCL, Heaven's Door
                                                            stockholders are entitled to an
                                                            appraisal by the Court of
                                                            Chancery of the fair value of
                                                            their shares, exclusive of any
                                                            element of value arising from
                                                            the merger if they:

                                                            (1) file written notice with
                                                                Heaven's Door of their
                                                                intention to exercise such
                                                                appraisal rights;

                                                            (2) continue to hold their
                                                            shares through the effective
                                                                time of the merger;

                                                            (3) do not vote in favor of the
                                                                merger; Stockholders who
                                                                follow the procedure set
                                                                forth in Section 262 are
                                                                entitled to have their
                                                                Heaven's Door stock
                                                                purchased by the surviving
                                                                corporation for cash at the
                                                                fair value of the shares of
                                                                Heaven's Door as determined
                                                                by the Delaware Court of
                                                                Chancery.

STOCKHOLDER RIGHTS PLAN   Procept does not have a           Heaven's Door does not have a
                          stockholders rights plan.         stockholders rights plan.

CHARTER AND BY-LAW        Procept's charter may be amended  Heaven's Door's charter may be
AMENDMENTS                by vote of a majority of the      amended by vote of a majority of
                          outstanding stock entitled to     the outstanding stock entitled
                          vote thereon. Procept's by-laws   to vote thereon. Heaven's Door's
                          may be amended (i) by the         by- laws may be amended (i) by
                          affirmative vote of a majority    the affirmative vote of a
                          of the directors present at any   majority of the directors
                          regular or special meeting of     present at any regular or
                          the board of directors at which   special meeting of the board of
                          a quorum is present or (ii) by    directors at which a quorum is
                          the affirmative vote of the       present or (ii) by the
                          holders of a majority of the      affirmative vote of the holders
                          outstanding stock entitled to     of a majority of the outstanding
                          vote at any regular meeting of    stock entitled to vote at any
                          stockholders, or at any special   regular meeting of stockholders,
                          meeting of stockholders provided  or at any special meeting of
                          notice of such amendment was      stockholders provided notice of
                          included in the notice of such    such amendment was included in
                          special meeting.                  the notice of such special
                                                            meeting.

                                 LEGAL MATTERS

    Certain legal matters relating to Procept in connection with the merger, including, among other things, certain legal matters with respect to the validity of the securities to be issued, will be passed upon for Procept by Palmer & Dodge LLP, Boston, Massachusetts. Lynnette C. Fallon, a partner at Palmer & Dodge LLP, is the Secretary of Procept.

    Certain legal matters relating to Heaven's Door in connection with the merger will be passed upon for Heaven's Door by Todtman, Nachamie, Spizz & Johns, P.C..

                                    EXPERTS

    The financial statements of Procept as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 included in this proxy statement/prospectus have been so included in reliance on the report dated March 17, 1999 of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of Heaven's Door as of June 30, 1999 and 1998, and for each of the three years in the period ended June 30, 1999 included in this proxy statement/prospectus, have been so included in reliance on the report dated August 11, 1999 of Rotenberg & Company, LLP, independent auditors, given upon their authority as experts in accounting and auditing.

    With respect to the Independent Accountants Report on the unaudited interim financial information of Heaven's Door Corporation for the three month periods ended September 30, 1999 and 1998 dated November 5, 1999, which is included in this proxy statement/prospectus, Rotenberg & Company, LLP has applied limited procedures in accordance with professional standards for a review of such information. However, as stated in its report Rotenberg & Company LLP did not audit and it did not express an opinion on that interim financial information. Accordingly, the degree of reliance on its report on the unaudited interim financial information should be restricted in light of the limited nature of the review procedures applied. Rotenberg & Company, LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for its report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

    The consolidated financial statements of Pacific Pharmaceuticals, Inc. as of March 31, 1998 and 1997, and for each of the three years in the period ended March 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the restatement of 1997 financial statements), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    The financial statements of Binary Therapeutics, Inc. as of and for the year ended December 31, 1997 and as of and for the nine months ended September 30, 1998 included in this proxy statement/ prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      FUTURE PROCEPT STOCKHOLDER PROPOSALS

    As noted in Procept's proxy statement for the 1999 annual meeting, the deadline to have stockholder proposals included in the proxy statement for Procept's 2000 annual meeting is December 31, 1999. Proposals must comply with the Securities and Exchange Commission's proxy regulations relating to stockholder proposals in order to be considered for inclusion in Procept's proxy materials. If a proponent fails to notify Procept in writing by March 15, 2000 of a proposal for consideration at the 2000 annual meeting, then the proxies named by Procept management with respect to that meeting will have discretionary voting authority with respect to that proposal.

                                 OTHER MATTERS

    Procept does not presently intend to bring before the Procept special meeting any matters other than those specified in the notice of meeting, and Procept does not know of any other matters which may be brought up by other persons. However, if any other matters not now known properly come before the Procept special meeting or any adjournments thereof, the persons named in the enclosed forms of the Procept proxy, including any substitutes, will vote proxies in accordance with their judgment on that matter.

                      WHERE YOU CAN FIND MORE INFORMATION

    Procept files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that Procept files with the SEC at the SEC's public reference rooms at the following locations:

    Public Reference Room        New York Regional Office        Chicago Regional Office
    450 Fifth Street, N.W          7 World Trade Center              Citicorp Center
          Room 1024                     Suite 1300               500 West Madison Street
   Washington, D.C. 20549           New York, NY 10048                 Suite 1400
                                                                 Chicago, IL 60661-2511

    Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information concerning Procept may also be inspected at the offices of The Nasdaq Stock Market, which is located at 1735 K Street, N.W., Washington, D.C. 20006.

    Procept filed a registration statement on Form S-4, to register with the SEC the Procept common stock to be issued to Heaven's Door stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Procept in addition to being a proxy statement of Procept. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in Procept's registration statement or the exhibits to the registration statement.

    The SEC allows Procept to "incorporate by reference" information into this proxy statement/ prospectus, which means that Procept can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in later filed documents incorporated by reference in this proxy statement/ prospectus.

    This proxy statement/prospectus incorporates by reference the documents set forth below that Procept has previously filed with the SEC. These documents contain important business and financial information about Procept that is not included in or delivered with this proxy statement/prospectus.

PROCEPT FILINGS (FILE NO.0-21134)           PERIOD OR DATE FILED
Annual Report on Form 10-K                  Fiscal year ended December 31, 1998, filed on April 1,
                                            1999

Quarterly Reports on Form 10-Q              Quarters ended March 31, 1999, filed on May 24, 1999, as
                                            amended on June 7, 1999; June 30, 1999, filed on August
                                            16, 1999; and September 30, 1999, filed on November 12,
                                            1999

Current Reports on Form 8-K                 Filed on March 31, 1999

The description of Procept common stock     Filed on January 21, 1993, as amended by Procept's
contained in Procept's Registration         Registration Statements on Form 8-A/A, filed on November
Statement on Form 8-A                       8, 1993 and February 7, 1994

    Procept also incorporates by reference additional documents that it may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/ prospectus and the date of the Procept special meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

    If you are a Procept stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through Procept, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from Procept without charge, excluding all exhibits, except that if Procept has specifically incorporated by reference an exhibit in this proxy statement/prospectus, the exhibit will also be provided without charge. Stockholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Procept at the following address:

                                 Procept, Inc.
                               840 Memorial Drive
                         Cambridge, Massachusetts 02139
                                 (617) 491-1100

    If you would like to request documents from Procept, please make your request by January 6, 1999 so that you will receive them before the special meeting.

    You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated
            , 1999. You should not assume that the information contained in this proxy statement/ prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/ prospectus to stockholders nor the issuance of Procept common stock to the Heaven's Door stockholders in the merger creates any implication to the contrary.

    INDEX TO FINANCIAL STATEMENTS OF PROCEPT, HEAVEN'S DOOR, PACIFIC AND BTI

                                                              PAGE(S)
                                                              --------
FINANCIAL STATEMENTS OF PROCEPT

  Report of Independent Accountants.........................     F-3
  Balance Sheets as of December 31, 1998 and 1997...........     F-4
  Statements of Operations for the years ended December 31,
    1998, 1997 and 1996.....................................     F-5
  Statements of Comprehensive Income (Loss).................     F-5
  Statements of Shareholders' Equity for the years ended
    December 31, 1998, 1997
    and 1996................................................     F-6
  Statements of Cash Flows for the years ended December 31,
    1998, 1997 and 1996.....................................     F-7
  Notes to Financial Statements.............................     F-8
  Balance Sheet at December 31, 1998 and September 30, 1999
    (unaudited).............................................    F-27
  Statement of Operations for the Three and Nine Months
    ended September 30, 1998 and September 30, 1999
    (unaudited).............................................    F-28
  Statement of Cash Flows for the Nine Months ended
    September 30, 1998 and 1999 (unaudited).................    F-29
  Notes to Financial Statements (unaudited).................    F-30

FINANCIAL STATEMENTS OF HEAVEN'S DOOR

  Independent Auditors' Report..............................    F-36
  Independent Accountant's Report on Interim Unaudited
    Financial Information...................................    F-37
  Balance Sheets at June 30, 1999 and 1998 and
    September 30, 1999 (Unaudited)..........................    F-38
  Statements of Changes in Stockholders' Equity for the
    Period From Inception (October 27, 1994) through
    June 30, 1999 and for the Three Months Ended
    September 30, 1999 (Unaudited)..........................    F-39
  Statements of Operations for the Years Ended June 30,
    1999, 1998 and 1997 and for the Period From Inception
    (October 27, 1994) through June 30, 1999 and for the
    Three Months Ended September 30, 1999 (Unaudited).......    F-40
  Statements of Cash Flows for the Years Ended June 30,
    1999, 1998 and 1997 and for the Period From Inception
    (October 27, 1994) through June 30, 1999 and for the
    Three Months Ended September 30, 1999 (Unaudited).......    F-41
  Notes to Financial Statements.............................    F-43

  CONSOLIDATED FINANCIAL STATEMENTS OF PACIFIC
  Independent Auditors' Report..............................    F-49
  Consolidated Balance Sheets as of March 31, 1998 and 1997
    (as restated)...........................................    F-50
  Consolidated Statements of Operations for the years ended
    March 31, 1998, March 31, 1997 (as restated), March 31,
    1996 and September 23, 1983 (inception) to March 31,
    1998....................................................    F-51
  Consolidated Statements of Stockholders' Equity from
    September 23, 1983 (inception) to March 31, 1998........    F-52
  Consolidated Statements of Cash Flow for the years ended
    March 31, 1998, March 31, 1997, March 31, 1996 and
    September 23, 1983 (inception) to March 31, 1998........    F-54
  Notes to Consolidated Financial Statements................    F-55
  Consolidated Balance Sheet as of December 31, 1998
    (unaudited) and March 31, 1998..........................    F-69
  Consolidated Statements of Operations for the Three Months
    and Nine Months ended December 31, 1998 (unaudited) and
    1997 (as restated) and from September 23, 1983
    (inception) to December 31, 1998........................    F-70
  Consolidated Statements of Stockholders'
    Equity/(Deficiency) for the Nine Months ended
    December 31, 1998 (unaudited) and 1997 (as restated)....    F-71

                                                              PAGE(S)
                                                              --------
  Consolidated Statements of Cash Flows for the Nine Months
    ended December 31, 1998 (unaudited) and 1997 and from
    September 23, 1983 (inception) to December 31, 1998.....    F-72
  Notes to Consolidated Financial Statements (unaudited)....    F-73

  FINANCIAL STATEMENTS OF BINARY THERAPEUTICS, INC.
  Independent Auditors' Report..............................    F-78
  Balance Sheets as of December 31, 1997 and September 30,
    1998....................................................    F-79
  Statements of Operations for the year ended December 31,
    1997, the Nine Months ended September 30, 1998 and
    October 23, 1998 (inception) to September 30, 1998
    (unaudited).............................................    F-80
  Statement of Stockholders' Equity from October 23, 1990
    (inception) to September 30, 1998 (balances prior to
    January 1, 1997 are unaudited)..........................    F-81
  Statements of Cash Flow for the year ended December 31,
    1997, the Nine Months ended September 30, 1998 and
    October 23, 1990 (inception) to September 30, 1998
    (unaudited).............................................    F-83
  Notes to Financial Statements.............................    F-84
  Balance Sheets as of December 31, 1998 (unaudited) and
    September 30, 1998......................................    F-90
  Statement of Operations for the Three Months Ended
    December 31, 1998 and 1997 (unaudited) and from
    October 23, 1990 (inception) to December 31, 1998
    (unaudited).............................................    F-91
  Statement of Cash Flows for the Three Months Ended
    December 31, 1998 and 1997 (unaudited) and from
    October 23, 1990 (inception) to December 31, 1998
    (unaudited).............................................    F-92
  Notes to Financial Statements.............................    F-93

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Procept, Inc.:

    In our opinion, the accompanying balance sheets and the related statements of operations, comprehensive income (loss), shareholders' equity and cash flows present fairly, in all material respects, the financial position of Procept, Inc. at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                        PricewaterhouseCoopers LLP

Boston, Massachusetts
March 17, 1999

                                 PROCEPT, INC.
                                 BALANCE SHEETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1998          1997
                                                              -----------   -----------
ASSETS
Current assets:
    Cash and cash equivalents...............................  $ 2,885,165   $   535,242
    Marketable securities (Note C)..........................    2,003,755            --
    Accounts receivable from VacTex (Note G)................           --        81,951
    Investment in Aquila (Note G)...........................      568,988            --
    Prepaid expenses and other current assets...............      182,925        50,111
                                                              -----------   -----------
      Total current assets..................................    5,640,833       667,304
Property and equipment, net (Notes D and J).................      180,452       889,258
Deferred charges (Note E)...................................      176,025        54,424
Deposits (Note J)...........................................      190,615       250,615
Investment in VacTex (Note G)...............................           --       300,000
Other assets................................................           --         6,411
                                                              -----------   -----------
      Total assets..........................................  $ 6,187,925   $ 2,168,012
                                                              ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable........................................  $   268,815   $ 1,069,952
    Accrued compensation....................................       54,511       320,463
    Accrued professional services...........................      185,604       142,680
    Other current liabilities...............................       96,875            --
    Current portion of capital lease obligations (Note J)...           --        20,231
                                                              -----------   -----------
      Total current liabilities.............................      605,805     1,553,326
Deferred rent (Note J)......................................      185,615       257,827
Other noncurrent liabilities................................           --        96,875
Commitments and contingencies (Notes G and J)
Shareholders' equity (Note E):
    Preferred stock, par value $.01 per share; 1,000,000
      shares authorized: Series A, 1 and 30,061 shares
      designated at December 31, 1998 and 1997,
      respectively; 0 and 30,060 shares issued and
      outstanding at December 31, 1998 and 1997,
      respectively..........................................           --           301
    Common stock, $.01 par value; 30,000,000 shares
      authorized; 3,001,832 and 196,204 shares issued at
      December 31, 1998 and 1997, respectively..............       30,018         1,962
    Additional paid-in capital..............................   70,458,992    62,242,741
    Deferred compensation...................................      (88,716)           --
    Cumulative dividends on preferred stock (Note E)........   (4,217,388)   (4,217,388)
    Accumulated deficit.....................................  (61,047,132)  (57,755,775)
    Accumulated other comprehensive income (Note F).........      272,588            --
    Treasury stock, at cost; 1,186 shares at December 31,
      1998 and 1997, respectively...........................      (11,857)      (11,857)
                                                              -----------   -----------
      Total shareholders' equity............................    5,396,505       259,984
                                                              -----------   -----------
      Total liabilities and shareholders' equity............  $ 6,187,925   $ 2,168,012
                                                              ===========   ===========

                     The accompanying notes are an integral
                       part of the financial statements.

                                 PROCEPT, INC.

                            STATEMENTS OF OPERATIONS

                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                       -----------------------------------------
                                                          1998           1997           1996
                                                       -----------   ------------   ------------
Revenues:
  Research and development revenue under
    collaborative agreements (Note G)................  $        --   $         --   $  1,275,000
  Research and development revenue under
    collaborative agreements from related party (Note
    G)...............................................      109,375        519,552        562,500
  Revenue from grant (Note G)........................           --        113,854             --
  Interest income....................................      220,590        147,766        440,075
                                                       -----------   ------------   ------------
      Total revenues.................................      329,965        781,172      2,277,575
                                                       -----------   ------------   ------------
Costs and expenses:
  Research and development (Notes G and J)...........    1,990,640      6,618,836      9,925,315
  General and administrative.........................    1,610,078      2,714,678      3,176,136
  Restructuring charges (Note A).....................      225,000        459,969        273,324
  Other (income) expenses, net.......................     (204,396)        40,264        138,560
                                                       -----------   ------------   ------------
      Total costs and expenses.......................    3,621,322      9,833,747     13,513,335
                                                       -----------   ------------   ------------
Net loss.............................................   (3,291,357)    (9,052,575)   (11,235,760)
Less: dividends on preferred stock (Note E)..........           --     (4,217,388)            --
                                                       -----------   ------------   ------------
Net loss available to common shareholders............  $(3,291,357)  $(13,269,963)  $(11,235,760)
                                                       ===========   ============   ============
Basic and diluted net loss per common share..........  $     (1.40)  $     (63.68)  $     (68.16)
                                                       ===========   ============   ============
Weighted average number of common shares
  outstanding--basic and diluted.....................    2,347,245        208,371        164,836
                                                       ===========   ============   ============

                   STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                       -----------------------------------------
                                                          1998           1997           1996
                                                       -----------   ------------   ------------
Net loss.............................................  $(3,291,357)  $ (9,052,575)  $(11,235,760)
Other comprehensive income (loss):
  Unrealized gain (loss) on investments..............      272,588          4,838         (5,926)
  Income tax expense related to items of other
    comprehensive income (loss)......................           --             --             --
                                                       -----------   ------------   ------------
Comprehensive loss, net of tax.......................  $(3,018,769)  $ (9,047,737)  $(11,241,686)
                                                       ===========   ============   ============

                     The accompanying notes are an integral
                       part of the financial statements.

                                 PROCEPT, INC.
                       STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                   PREFERRED STOCK
                                             COMMON STOCK              SERIES A         ADDITIONAL                     RECEIVABLE
                                         ---------------------   --------------------     PAID-IN       DEFERRED          FROM
                                          SHARES     PAR VALUE    SHARES    PAR VALUE     CAPITAL     COMPENSATION    SALE OF STOCK
                                         ---------   ---------   --------   ---------   -----------   -------------   -------------

Balance at December 31, 1995...........     92,515    $   925                           $38,946,490                     $(42,107)
  Employee stock purchase plan.........        857          8                                96,758                           --
  Issuance from secondary offering.....     33,571        336                             5,263,162                           --
  Issuance from private placement......     67,690        677                            11,578,403                           --
  Payment of costs of financings.......         --         --                              (855,673)                          --
  Exercise of stock options............        801          8                                66,073                      (50,150)
  Unrealized loss on securities for
    sale...............................         --         --                                    --                           --
  Collection on recivable from sale of
    stock..............................         --         --                                    --                       19,015
  Issuance of common stock warrants....         --         --                                   220                           --
  Net loss.............................         --         --                                    --                           --
                                         ---------    -------                           -----------                     --------

Balance at December 31, 1996...........    195,434      1,954                            55,095,433                      (73,242)
  Employee stock purchase plan.........        764          8                                55,192                           --
  Exercise of stock options............          6         --                                   410                           --
  Issuance from private placement......     85,333        853                             2,799,147                           --
  Payment of private placement costs...         --         --                              (131,382)                          --
  Conversion of note payable and common
    stock to preferred stock...........    (85,333)      (853)    30,060      $ 301         206,553                           --
  Cancellation of notes receivable.....         --         --         --         --              --                       73,242
  Dividends on preferred stock.........         --         --         --         --       4,217,388                           --
  Maturity of marketable securities....         --         --         --         --              --                           --
  Net loss.............................         --         --         --         --              --                           --
                                         ---------    -------    -------      -----     -----------                     --------

Balance at December 31, 1997...........    196,204      1,962     30,060        301      62,242,741                           --
  Issuance from private placement......  1,960,500     19,605         --         --       9,782,895                           --
  Payment of private placement costs...         --         --         --         --      (1,764,131)                          --
  Conversion of preferred stock to
    common stock.......................    841,680      8,417    (30,060)      (301)         (8,116)                          --
  Common stock contribution to savings
    and retirement plan................      3,448         34         --         --          43,203                           --
  Stock options issued for services....         --         --         --         --          58,537                           --
  Deferred compensation related to
    stock options......................         --         --         --         --         103,863     $(103,863)            --
  Amortization of deferred
    compensation.......................         --         --         --         --              --        15,147             --
  Unrealized gain on investments.......         --         --         --         --              --            --             --
  Net Loss.............................         --         --         --         --              --            --             --
                                         ---------    -------    -------      -----     -----------     ---------       --------

Balance at December 31, 1998...........  3,001,832    $30,018         --      $  --     $70,458,992     $ (88,716)      $     --
                                         =========    =======    =======      =====     ===========     =========       ========

                                          CUMULATIVE                    ACCUMULATED
                                          DIVIDENDS                        OTHER                       TOTAL
                                         ON PREFERRED   ACCUMULATED    COMPREHENSIVE    TREASURY   SHAREHOLDERS'
                                            STOCK         DEFICIT          INCOME        STOCK        EQUITY
                                         ------------   ------------   --------------   --------   -------------
Balance at December 31, 1995...........                 $(37,467,440)     $  1,088                 $  1,438,956
  Employee stock purchase plan.........                          --             --                       96,766
  Issuance from secondary offering.....                          --             --                    5,263,498
  Issuance from private placement......                          --             --                   11,579,080
  Payment of costs of financings.......                          --             --                     (855,673)
  Exercise of stock options............                          --             --                       15,931
  Unrealized loss on securities for
    sale...............................                          --         (5,926)                      (5,926)
  Collection on recivable from sale of
    stock..............................                          --             --                       19,015
  Issuance of common stock warrants....                          --             --                          220
  Net loss.............................                 (11,235,760)            --                  (11,235,760)
                                                        ------------      --------                 ------------
Balance at December 31, 1996...........                 (48,703,200)        (4,838)                   6,316,107
  Employee stock purchase plan.........                          --             --                       55,200
  Exercise of stock options............                          --             --                          410
  Issuance from private placement......                          --             --                    2,800,000
  Payment of private placement costs...                          --             --                     (131,382)
  Conversion of note payable and common
    stock to preferred stock...........                          --             --                      206,001
  Cancellation of notes receivable.....                          --             --      $(11,857)        61,385
  Dividends on preferred stock.........  $(4,217,388)            --             --           --              --
  Maturity of marketable securities....           --             --          4,838           --           4,838
  Net loss.............................           --     (9,052,575)            --           --      (9,052,575)
                                         -----------    ------------      --------      --------   ------------
Balance at December 31, 1997...........   (4,217,388)   (57,755,775)            --      (11,857)        259,984
  Issuance from private placement......           --             --             --           --       9,802,500
  Payment of private placement costs...           --             --             --           --      (1,764,131)
  Conversion of preferred stock to
    common stock.......................           --             --             --           --              --
  Common stock contribution to savings
    and retirement plan................           --             --             --           --          43,237
  Stock options issued for services....           --             --             --           --          58,537
  Deferred compensation related to
    stock options......................           --             --             --           --              --
  Amortization of deferred
    compensation.......................           --             --             --           --          15,147
  Unrealized gain on investments.......           --             --        272,588           --         272,588
  Net Loss.............................           --     (3,291,357)            --           --      (3,291,357)
                                         -----------    ------------      --------      --------   ------------
Balance at December 31, 1998...........  $(4,217,388)   $(61,047,132)     $272,588      $(11,857)  $  5,396,505
                                         ===========    ============      ========      ========   ============

    The accompanying notes are an integral part of the financial statements

                                 PROCEPT, INC.

                            STATEMENTS OF CASH FLOWS

                                                                  FOR THE YEARS ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                                 1998          1997           1996
                                                              -----------   -----------   ------------
Cash flows from operating activities:
  Net loss..................................................  $(3,291,357)  $(9,052,575)  $(11,235,760)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................      449,808     1,057,952      1,234,448
    Non-cash related party revenue..........................           --      (150,000)      (150,000)
    Compensation expense associated with cancellation of
     notes receivable.......................................           --       112,789             --
    Gain on sale of equipment...............................     (209,439)      (40,895)            --
    Savings and retirement plan stock contribution..........       43,237            --             --
    Compensatory stock and stock option expense.............       73,684            --             --
    Gain on sale of marketable securities...................           --            --         (1,359)
  Changes in operating assets and liabilities:
    Accounts receivable.....................................       81,951        90,861       (163,868)
    Prepaid expenses and other current assets...............      (51,302)       61,126         36,274
    Deposits................................................       60,000      (114,640)        10,000
    Other assets............................................        6,411        (6,627)       (18,243)
    Accounts payable........................................     (801,137)      296,451       (115,199)
    Accrued compensation....................................     (265,952)      197,751        (71,403)
    Accrued contract research...............................           --      (438,513)        21,160
    Accrued professional services...........................       42,924       (53,930)       (54,210)
    Other current liabilities...............................       96,875            --             --
    Deferred revenue........................................           --            --     (1,275,000)
    Deferred rent...........................................      (72,212)      (27,702)        12,390
    Other noncurrent liabilities............................      (96,875)      (53,125)       150,000
                                                              -----------   -----------   ------------
      Net cash used in operating activities.................   (3,933,384)   (8,121,077)   (11,620,770)
                                                              -----------   -----------   ------------
Cash flows from investing activities:
    Capital expenditures....................................     (319,669)      (84,010)      (297,888)
    Proceeds from sale of equipment.........................      706,594        40,895             --
    Proceeds from sale of marketable securities.............           --            --      2,004,070
    Proceeds from maturity of marketable securities.........           --     4,006,463      3,000,000
    Purchase of marketable securities.......................   (2,000,155)           --     (6,989,032)
    Decrease in restricted investment.......................           --       469,000         53,000
    Merger costs............................................     (176,025)           --             --
                                                              -----------   -----------   ------------
      Net cash (used in) provided by investing activities...   (1,789,255)    4,432,348     (2,229,850)
                                                              -----------   -----------   ------------
Cash flows from financing activities:
    Proceeds from issuance of common stock..................           --            --      5,282,514
    Payment of common stock financing costs.................           --            --       (855,673)
    Proceeds from exercise of common stock options..........           --           410         15,931
    Proceeds from employee stock purchase plan..............           --        55,200         96,766
    Proceeds from issuance of warrants......................           --            --            220
    Proceeds from private placement of stock................    9,802,500     2,800,000     11,579,080
    Payment of private placement securities costs...........   (1,709,707)     (131,382)            --
    Payment on note payable.................................           --            --       (115,851)
    Proceeds from note payable..............................           --       206,001             --
    Deferred financing charges paid.........................           --       (54,424)       152,773
    Principal payments on capital lease obligations.........      (20,231)     (614,063)      (908,432)
                                                              -----------   -----------   ------------
      Net cash provided by financing activities.............    8,072,562     2,261,742     15,247,328
                                                              -----------   -----------   ------------
Net change in cash and cash equivalents.....................    2,349,923    (1,426,987)     1,396,708
Cash and cash equivalents at beginning of year..............      535,242     1,962,229        565,521
                                                              -----------   -----------   ------------
Cash and cash equivalents at end of year....................  $ 2,885,165   $   535,242   $  1,962,229
                                                              ===========   ===========   ============
Supplemental disclosure of cash flow information:
    Interest paid...........................................  $     5,184   $    27,609   $    146,772
                                                              ===========   ===========   ============
    Unrealized gain (loss) on securities available for
     sale...................................................  $   272,588            --   $     (5,926)
                                                              ===========   ===========   ============
Supplemental disclosure of non-cash transactions:
    Preferred stock converted to common stock...............  $     8,417            --             --
                                                              ===========   ===========   ============
    Common stock converted to preferred stock...............           --   $ 2,800,000             --
                                                              ===========   ===========   ============
    Savings and retirement plan stock contribution..........  $    43,237            --             --
                                                              ===========   ===========   ============
    Stock options issued for services.......................  $    73,684            --             --
                                                              ===========   ===========   ============
    Note payable converted to preferred stock...............           --   $   206,001             --
                                                              ===========   ===========   ============
    Common stock received in exchange for cancellation of
     notes receivable.......................................           --   $    11,857             --
                                                              ===========   ===========   ============
    Preferred stock dividends...............................           --   $ 4,217,388             --
                                                              ===========   ===========   ============

    The accompanying notes are an integral part of the financial statements.

                                 PROCEPT, INC.

                         NOTES TO FINANCIAL STATEMENTS

A. NATURE OF BUSINESS

    Procept, Inc. (Procept or the Company), located in Cambridge, MA, is currently engaged in the development and commercialization of novel drugs based on biotechnological research. As discussed more fully in Note K, on March 17, 1999, Procept consummated its merger with Pacific Pharmaceuticals, Inc. (Pacific) in which Pacific became a subsidiary of Procept. The combined company will have a product portfolio with a focus in anti-infectives and oncology, including three compounds in human clinical trials which may be candidates for accelerated regulatory approval. Procept is continuing its search to acquire or in-license drug development candidates to position itself as a successful biopharmaceutical development company.

    The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, development by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with FDA government regulations and the ability to obtain financing.

PLAN OF OPERATIONS

    Since its inception in 1985, Procept has devoted its principal efforts to drug discovery and research. The Company is now devoting its principal efforts to drug development, human clinical trials, partnership commercialization, and in-licensing efforts.

    Procept has generated no revenue from product sales, has not been profitable since inception, and has incurred an accumulated deficit of $61.0 million through December 31, 1998. Losses have resulted principally from costs incurred in research and development activities related to the Company's efforts to develop drug candidates and from associated administrative costs. The Company expects to incur significant additional operating losses over the next several years and expects cumulative losses to increase substantially due to preclinical and clinical testing, and development of marketing, sales and production capabilities. Procept's future plans will focus on drug development rather than research. The Company is seeking strategic partnering opportunities for its lead compounds to accelerate revenue and minimize the investment required for marketing, sales and production capabilities.

RESTRUCTURING

    In September 1996, the Company implemented a restructuring plan that resulted in the elimination of 20 positions, mostly from the research organization. The amount of termination benefits accrued and charged to restructuring costs in the statement of operations for the year ended
December 31, 1996 was $0.3 million. The amount of termination benefits paid and charged against the liability for the year ended December 31, 1996 was $0.3 million.

    In 1997, the Company further reduced staffing in its research organization through the elimination of six senior research positions and the departure of one executive. The amount of termination benefits accrued and charged to restructuring costs in the statement of operations for the year ended
December 31, 1997 was $0.5 million. The amount of termination benefits paid and charged against the liability for the year ended December 31, 1997 was $0.2 million.

    In order to focus its limited resources on PRO 2000 Gel, in January 1998 the Company terminated work on all other research programs and underwent a significant downsizing, reducing its staff to 13 people. The amount of termination benefits accrued and charged to restructuring costs in the statement of operations for the year ended December 31, 1998 was $0.2 million. The amount of termination

                                 PROCEPT, INC.

A. NATURE OF BUSINESS (CONTINUED)

benefits paid and charged against the liability for the years ended
December 31, 1998 and 1997, was $0.4 million. The remaining liability of $0.1 million is expected to be utilized by March 31, 1999. Due to the restructuring and focus on development of PRO 2000 Gel, the Company has sold and plans to continue to sell most of its research and development equipment. For the year ended December 31, 1998, the Company received $0.7 million from the sale of equipment and has recorded a $0.2 million gain in other expenses.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

CASH EQUIVALENTS AND MARKETABLE SECURITIES

    The Company considers all short-term investments purchased with an original maturity of three months or less at the date of acquisition to be cash equivalents, all short-term investments with a scheduled maturity date of less than 12 months at the balance sheet date are considered to be current marketable securities, and all investments purchased with a scheduled maturity date greater than 12 months at the balance sheet date are noncurrent marketable securities.

PROPERTY AND EQUIPMENT

    Property and equipment is recorded at cost and depreciated on a straight-line basis over the following estimated useful lives:

Laboratory equipment.........................  5 years
Furniture and fixtures.......................  5 years
Office equipment.............................  5 years
Equipment and furniture under capital          Estimated useful life or term of lease, if
  lease......................................  shorter
                                               Estimated useful life or term of lease, if
Leasehold improvements.......................  shorter

    Major additions and improvements are capitalized, while repairs and maintenance are expensed as incurred. Upon retirement or other disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in the determination of net loss.

RESEARCH AND DEVELOPMENT

    Research and development costs are expensed as incurred.

INCOME TAXES

    The Company provides for income taxes under the liability method which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been

                                 PROCEPT, INC.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided for net deferred tax assets if, based on the weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

REVENUE RECOGNITION

    Revenue is recognized under collaborative research and development agreements and research grants as earned based upon the performance requirements of each agreement. Payments received in advance under these agreements are recorded as deferred revenue until earned. Amounts received under research and development agreements and research grants are non-refundable and are not contingent on the outcome of research efforts.

FINANCIAL INSTRUMENTS

    Cash, cash equivalents and marketable securities are financial instruments which potentially subject the Company to concentrations of credit risk. The Company invests its excess cash in United States Government securities and money market instruments.

COMPREHENSIVE (LOSS) INCOME

    In June 1997, the Financial Accounting Standards Board issued SFAS 130, "Reporting Comprehensive Income," which is effective for periods beginning after December 15, 1997. The statement establishes standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The statement requires that all components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company has adopted SFAS 130 in the accompanying financial statements.

BUSINESS SEGMENTS

    In June 1997, the Financial Standards Board issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," superseding SFAS 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial statements. It also requires disclosures about products and services, geographic areas and major customers.

    The Company is in the business of development and commercialization of novel drugs based on biotechnological research. The Company evaluated its business activities that are regularly reviewed by the executive management team and the Board of Directors for which discrete financial information is available. As a result of this evaluation, the Company determined that it has one operating segment and, accordingly, one reportable segment. The adoption of SFAS 131 did not affect the results of operations, financial position, or require the disclosure of segment information since the Company has one reportable segment.

                                 PROCEPT, INC.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NEW ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Earlier application is permitted. The statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. The Company does not believe that the adoption will have a material effect on the Company.

    In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Accounting for the Costs of Start-up Activities" (SOP 98-5). SOP 98-5 requires all costs of start-up activities (as defined by SOP 98-5) to be expensed as incurred. This statement has no impact on the Company.

BASIC AND DILUTED NET (LOSS) PER COMMON SHARE

    Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS is based upon the weighted average number of common shares outstanding during the period plus the additional weighted average common equivalent shares during the period. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be anti-dilutive. Common equivalent shares result from the assumed exercises of outstanding stock options and warrants, the proceeds of which are then assumed to have been used to repurchase outstanding stock options using the treasury stock method.

    For the years ended December 31, 1998 and 1996, the Company had stock options and stock warrants outstanding that were anti-dilutive (see Note E). For the year ended December 31, 1997, the Company had convertible preferred stock, stock options and stock warrants outstanding that were anti-dilutive (see
Note E). These securities could potentially dilute basic EPS in the future and were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented. Consequently, there were no differences between basic and diluted EPS for these periods.

RELATED PARTIES

    Certain members of the Company's Board of Directors are also retained as consultants by the Company. Management believes the consulting agreements have been negotiated at an "arms-length" basis and are immaterial. On December 31, 1997, in connection with a severance agreement with an officer and shareholder, three notes and the associated accrued interest, in the amount of $124,646, were cancelled in exchange for the surrender to the Company of 1,186 outstanding shares of Common Stock resulting in treasury stock of $11,857 recorded at cost and $112,789 of compensation expense which is included in general and administrative expenses for 1997.

    In addition, a member of the Board of Directors is a Senior Managing Director of Paramount Capital, Inc. (Paramount), and a member of the Board of Directors is a President of Paramount, which may be deemed an affiliate of Paramount Capital Asset Management, the general partner and investment manager, respectively of two significant shareholders of the Company who together, at

                                 PROCEPT, INC.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

December 31, 1997, owned 30,060 shares of the outstanding Series A Preferred Stock of the Company and "New Warrants" then exercisable for 328,314 shares of Common Stock at $10.90 per share. Such shareholders exchanged their Series A Preferred Stock, including accrued dividends, and the New Warrants in connection with the final closing of the Company's unit offering on April 9, 1998 (the Final Closing Date), for 841,680 shares of Common Stock and Class C Warrants to purchase an equal number of shares of Common Stock at an exercise price of $5.00 per share. On the Final Closing Date, the Company entered into a Financial Advisory Agreement with Paramount. Under the Financial Advisory Agreement, Paramount receives a monthly retainer for a minimum of 24 months, out-of-pocket expenses and certain cash and equity success fees in the event Paramount assists the Company with certain financing and strategic transactions.

    As a result of the acquisition of Pacific, the Company issued an additional 1,307,439 shares of common stock to the shareholders affiliated with Paramount and the exercise price of the Class C Warrants was reduced to $3.67. As of March 30, 1999, shareholders affiliated with Paramount owned approximately 2,662,720 shares of common stock, representing approximately 36% of the outstanding shares of Procept common stock.

RECLASSIFICATIONS

    Certain reclassifications may have been made to the prior years' financial statements to conform with current year presentation.

C. MARKETABLE SECURITIES

    The marketable securities of the Company, consisting of United States Government Agencies have been classified as available for sale. Realized gains and losses on disposition of securities are determined on the specific identification method and are reflected in the Statement of Operations. Net unrealized gains and losses are recorded directly in a separate shareholders' equity account, except those losses that are deemed to be other than temporary, which losses, if any, are reflected in the Statement of Operations.

    Fair values are estimated based on quoted market prices. Interest is recognized when earned. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and interest are included in interest income.

    The following is a summary of marketable securities as of December 31, 1998:

                                                FAIR      UNREALIZED   AMORTIZED
                                               VALUE        GAINS         COST
                                             ----------   ----------   ----------
Marketable securities, current:
United States Government Securities........  $2,003,755     $3,600     $2,000,155
                                             ==========     ======     ==========

    The average maturity of the Company's marketable securities as of December 31, 1998 was four months.

                                 PROCEPT, INC.

D. PROPERTY AND EQUIPMENT

    Property and equipment consisted of the following:

                                                           DECEMBER 31,
                                                     -------------------------
                                                        1998          1997
                                                     -----------   -----------
Furniture and fixtures.............................       86,844       147,123
Office equipment...................................      264,862       570,954
Leasehold improvements.............................    1,040,027     1,198,542
                                                     -----------   -----------
                                                       2,137,052     5,700,803
Less: accumulated depreciation & amortization......   (1,956,600)   (4,811,545)
                                                     -----------   -----------
Property and equipment, net........................  $   180,452   $   889,258
                                                     ===========   ===========

    Depreciation and amortization expense amounted to $0.4 million, $1.1 million and $1.2 million for the years ended December 31, 1998, 1997 and 1996, respectively.

    The Company sold equipment with a net book value of $0.5 million for proceeds of $0.7 million, resulting in a $0.2 million gain which is included in other (income) expense in the accompanying Statement of Operations.

    Included above in property and equipment are the following assets that were acquired pursuant to capital lease arrangements:

                                                           DECEMBER 31,
                                                     -------------------------
                                                        1998          1997
                                                     -----------   -----------
Laboratory equipment...............................  $   462,174   $ 2,480,802
Furniture and fixtures.............................       12,203       119,557
Office equipment...................................      151,803       213,570
Leasehold improvements.............................      459,410       273,008
                                                     -----------   -----------
                                                       1,085,590     3,086,937
Less: accumulated amortization.....................   (1,060,218)   (2,265,522)
                                                     -----------   -----------
                                                     $    25,372   $   821,415
                                                     ===========   ===========

E. SHAREHOLDERS' EQUITY

COMMON AND PREFERRED STOCK

    On May 18, 1998, Procept's shareholders approved a one-for-ten reverse split of the Company's Common Stock (the May 18, 1998 Reverse Stock Split). The
May 18, 1998 Reverse Stock Split was effected on June 1, 1998. Shareholders' equity has been restated to give retroactive application to the May 18, 1998 Reverse Stock Split in prior periods by reclassifying from Common Stock to additional paid-in capital the par value of the eliminated shares arising from the May 18, 1998 Reverse Stock Split. In addition, all references in the financial statements to the number of shares, per share amounts and stock option and warrant data of the Company's Common Stock have been restated.

    On September 29, 1997, Procept's shareholders approved a one-for-seven reverse split of the Company's Common Stock (the September 29, 1997 Reverse Stock Split). The September 29, 1997

                                 PROCEPT, INC.

E. SHAREHOLDERS' EQUITY (CONTINUED)

Reverse Stock Split was effected on October 14, 1997. Shareholders' equity has been restated to give retroactive application to the September 29, 1997 Reverse Stock Split in prior periods by reclassifying from Common Stock to additional paid-in capital the par value of the eliminated shares arising from the September 29, 1997 Reverse Stock Split. In addition, all references in the financial statements to number of shares, per share amounts, and stock option and warrant data of the Company's Common Stock have been restated.

    As a part of a unit offering, the Company sold an aggregate of 1,960,500 shares of Common Stock in January, February, and April of 1998 together with five-year Class C Warrants to purchase 1,960,500 shares of Common Stock at an exercise price of $5.00 per share (the 1998 Offering). The $5.00 per share exercise price of the Class C Warrants was determined as part of the terms of the 1998 Offering in a negotiation between the Company and the placement agent for the 1998 Offering. The Company did not separately value the Class C Warrants from the Common Stock issued in the 1998 Offering since the resulting accounting treatment for both securities is to record their value in additional paid-in capital within the equity section of the balance sheet. These securities were sold for gross proceeds of $9.8 million. The Company received net proceeds of $8.1 million, after offering costs of $1.7 million. The purchasers in the 1998 Offering hold certain contractual rights requiring contingent additional issuances of Common Stock to the purchasers, (x) based on the market price on April 9, 1999 (y) to protect them against future dilutive sales of securities and (z) as a dividend substitute beginning October 1999. As a result of the acquisition of Pacific in March 1999, the purchasers in the 1998 Offering and certain other stockholders were issued an aggregate of 1,036,659 shares of Procept common stock pursuant to the anti-dilution contractual rights. In the event of (i) a liquidation, dissolution or winding up of the Company, (ii) the sale or other disposition of all or substantially all of the assets of the Company, or (iii) any consolidation, merger, combination, reorganization or other transaction in which the Company is not the surviving entity, the purchasers are entitled to receive an amount equal to 140% of such purchaser's investment as a liquidation "preference." Except in the case of a liquidation, dissolution or winding up, such payment will be in the form that equity holders will receive such as in cash, property or securities of the entity surviving the acquisition transaction. In the event of a liquidation, dissolution or winding up, such payment is contingent upon the Company having available resources to make such payment. These contractual rights will terminate on or after April 9, 1999 if the Common Stock trades at more than $11.01 per share.

    On June 30, 1997, The Aries Fund and the Aries Domestic Fund, L.P. (collectively the Aries Funds) made a direct investment of $3.0 million into the Company. The Company received proceeds of $2.8 million for the issuance of 85,334 shares of Common Stock (the Common Shares). The Common Shares contained certain contractual obligations including, but not limited to, the right to convert the Common Shares into preferred stock (the Preferred Stock) upon Procept shareholder approval of such Preferred Stock. The Company also received from the Aries Funds an additional $0.2 million for the issuance of two convertible promissory notes. The notes accrued interest at a rate of 12% per year and were due on or before September 30, 1997. In addition to the Common Shares and the notes, the Aries Funds received (i) Class A Warrants exercisable for an aggregate of 39,182 shares of Procept Common Stock at an initial exercise price of $0.70 and (ii) Class B Warrants exercisable for an aggregate of 108,603 shares of Procept Common Stock at an initial exercise price of $41.00. The Company did not separately value the Class A and Class B Warrants from the Preferred Stock since the resulting accounting treatment for both securities is to record their value in additional paid-in capital within the equity section of the balance sheet. Additionally, since the Preferred Stock and the Class A and Class B

                                 PROCEPT, INC.

E. SHAREHOLDERS' EQUITY (CONTINUED)

Warrants are not redeemable, no accretion is required. All of the Class A Warrants and the Class B Warrants contemplated that such warrants would be converted on September 30, 1997 into "New Warrants" having the same aggregate exercise price as the Class A and Class B Warrants converted, but with a per share exercise price equal to the lesser of (i) $20.30 or (ii) 50% of the trading price (determined per a formula) at September 30, 1997. The Class A and Class B Warrants further provided that the exercise price of the New Warrants would be adjusted at the time of the Company's next equity financing to ensure that the exercise price of the New Warrants was at least 50% of the pricing in such future equity financing. The Class A and Class B Warrants were converted to New Warrants for 328,314 shares of Procept Common Stock having a per share exercise price of $10.90. In a negotiated transaction with the Aries Funds, the New Warrants were exchanged in April 1998 for Class C Warrants for an aggregate of 841,680 shares of Procept Common Stock having an exercise price of $5.00, which exercise price was reduced to $3.67 in March 1999 as a result of anti-dilution provisions.

    At an adjourned session of the Company's 1997 annual meeting held on July 15, 1997, its shareholders approved an amendment and restatement of the Company's Restated Certificate of Incorporation which authorized 1,000,000 shares of preferred stock. On August 1, 1997, the Board of Directors established a series of 30,061 shares of Series A Convertible Preferred Stock (the Series A Preferred Stock). Upon the establishment of this Series A Preferred Stock, the purchasers of the securities issued in the June 1997 direct investment exercised the right to convert their Common Shares to shares of Series A Preferred. On August 22, 1997, the Aries Funds converted the 85,334 Common Shares into 28,000 shares of Series A Preferred Stock. On September 30, 1997, the Aries Funds converted the convertible promissory notes and the corresponding accrued interest into 2,060 shares of Series A Preferred Stock.

    The Series A Preferred Stock was initially convertible into Common Stock at a conversion price equal to $32.80. The terms of the Series A Preferred Stock provided that the conversion price would adjust on September 30, 1997 (or earlier, if certain events occurred) to a new conversion price equal to the lesser of (i) $20.30 or (ii) 50% of the trading price (determined per a formula) at September 30, 1997. On September 30, 1997, the conversion price of the
Series A Preferred Stock adjusted to $10.90. In connection with this adjustment, the Company recorded a preferred stock dividend in the amount of $4,217,388 which reflects the intrinsic value of the beneficial conversion feature based upon the difference between the $26.25 per share fair market value of the Company's Common Stock on the date of issuance and the $10.90 per share adjusted conversion price of the Series A Preferred Stock. Additionally, since the Series A Preferred Stock is not redeemable, no accretion is required. As of December 31, 1997, the conversion price of the Series A Preferred Stock was $10.90, but remains subject to further conversion rate adjustments based on future events. At December 31, 1997, the Series A Preferred Stock was convertible into 274,748 shares of Common Stock. After the September 30, 1997 conversion price adjustment, the terms of the Series A Preferred Stock provided for further reduction of the conversion price of the Series A Preferred Stock
(i) on June 30, 1998 to ensure that the market price at that time was at least 140% of the conversion price, (ii) if equity securities were issued in the future with a pricing reset feature, on the reset date of such future equity securities (if such a reset date occurred on or prior to June 30, 1999), so that the conversion price of the Series A Preferred Stock was reduced proportionately to the price reduction in the future equity securities, (iii) if no reset date for future equity securities occurred by June 30, 1999, to ensure that the market price at that time was at least 200% of the conversion price, and
(iv) on future issuances of equity securities at a price below the then effective conversion price or the then market price, to a

                                 PROCEPT, INC.

E. SHAREHOLDERS' EQUITY (CONTINUED)

price determined by a weighted average formula reflecting such dilutive issuance. Other significant features of the Series A Preferred Stock include
(i) a per share cumulative annual dividend, payable in cash or in kind, of 10% of the sum of $140 per share plus accrued but unpaid dividends, (ii) the right to participate in most subsequent dividend distributions to Common Stock,
(iii) the right to vote the Series A Preferred Stock on an as converted to Common Stock basis reflecting the then effective conversion price, and (iv) the right to a liquidation preference of $140 per share plus accrued but unpaid dividends.

    Furthermore, on September 30, 1997 in accordance with the original terms of the Class A and Class B Warrants issued in the June 1997 private placement, such warrants were exchanged for 328,314 "New Warrants" at an exercise price of $10.90 per share. The $10.90 exercise price of the New Warrants was determined based on a formula set forth in the Class A Warrants and Class B Warrants. The formula provided that the exercise price of the New Warrants would equal the lesser of (i) $20.30 or (ii) 50% of the trading price (determined per a formula) at September 30, 1997. The formula trading price at September 30, 1997 was $21.80, and the exercise price was fixed at $10.90. The Company incurred costs in the amount of $0.1 million related to the June 1997 private placement and the subsequent conversion events which were charged to additional paid-in capital.

    In April 1998, all outstanding Series A Preferred Stock was converted into shares of common stock having certain contractual rights, and in March 1999, the Company eliminated the authorization of the Series A Preferred Stock by a filing with the Secretary of the State of Delaware. Also, in April 1998, all new warrants were converted to Class C Warrants, as discussed above.

    On May 17, 1996, the Company completed a self-managed private placement of units. Each Unit consisted of one share of the Company's Common Stock and one callable warrant to purchase one share of the Company's Common Stock. The Warrants are subject to redemption at the sole option of the Company upon 30 days prior notice to the holders of the Warrants beginning May 17, 1998 at a price of $0.01 per Warrant Share in the event that the average closing price of the Company's Common Stock for any 20 consecutive trading day period exceeds $262.50. The initial exercise price of the Warrants per share of common stock is $175.00. The Company did not separately value the warrants from the common stock issued in the May 17, 1996 private placement of units since the resulting accounting treatment for both securities is to record their value in additional paid-in capital within the equity section of the balance sheet. The Company received proceeds of $11.6 million for the issuance of 67,690 Units. The Company incurred additional costs in the amount of $0.6 million related to this financing which were charged to additional paid-in capital in 1996.

    On February 8, 1996 the Company closed on a second public offering. The Company received proceeds of $4.9 million (net of underwriting discount and underwriter's offering expenses) for the issuance of 31,429 shares of Common Stock. On March 27, 1996, the associated over allotment option was partially exercised and the Company issued and sold an additional 2,143 shares of the Company's Common Stock resulting in net proceeds to the Company of $0.3 million. The Company incurred costs in the amount of $0.2 million related to this financing at December 31, 1995. The deferred financing costs were charged to additional paid-in capital in 1996.

    The Company has reserved at December 31, 1998, and kept available out of the authorized but unissued shares of common stock, 4,519,366 shares for issuance upon the exercise of outstanding options and warrants.

                                 PROCEPT, INC.

1998 EQUITY INCENTIVE PLAN

    Under the Company's 1998 Equity Incentive Plan, formerly known as the 1989 Stock Plan (the Plan) adopted by the Board of Directors during 1989, and subsequently amended and restated, the Company is permitted to sell or award common stock or to grant stock options for the purchase of common stock to employees, officers and consultants up to a maximum of 16,245 shares. In
March 1996, the Board of Directors approved an amendment to the Plan to increase the number of shares covered by the Plan by 3,571 which amendment was approved by the shareholders at the 1996 Annual Meeting of Shareholders. In March 1997, the Board of Directors approved an amendment to the Plan to increase the number of shares covered by the Plan by 7,143 shares to 26,959 shares, which amendment was approved by the shareholders at the 1997 Annual Meeting of Shareholders. In April 1998, the Board of Directors approved an amendment to the Plan to increase the number of shares covered by the Plan to 1,500,000 shares, which amendment was approved at the 1998 Annual Meeting of Shareholders. In November 1998, the Board of Directors approved an amendment and restatement of the Plan as the 1998 Equity Incentive Plan (the 1998 Plan). In January 1999, the Board of Directors approved an amendment to the Plan to increase the number of shares covered by the Plan by 3,300,000 to 4,800,000. At December 31, 1998, there were 4,128,646 shares available for future grants under the 1998 Plan.

    The 1998 Plan provides for the granting of incentive stock options (ISOs) and nonstatutory stock options. In the case of ISOs, the exercise price shall not be less than 100% of the fair market value per share of the common stock, on the date of grant. In the case of nonstatutory options, the exercise price shall be determined by a committee appointed by the Board of Directors. All stock options under the 1998 Plan have been granted at exercise prices at least equal to the fair market value of the common stock.

    The options either become exercisable immediately on the date of grant or shall become exercisable in such installments as the Compensation Committee of the Board of Directors may specify, generally over a 4 year period. Each option shall expire on the date specified by the Compensation Committee, but not more than ten years and one day from the date of grant in the case of nonqualified options, and generally ten years from the date of grant in the case of ISOs (five years in certain cases).

DIRECTOR STOCK OPTION PLAN

    In June 1994, the shareholders of the Company adopted the 1994 Director Stock Option Plan (the Director Plan). The Director Plan was established to attract and retain highly qualified, non-employee directors. The price per share for each option granted under this plan shall be the current fair market value at date of grant. The options vest over a period of three years and have a term of ten years. As originally adopted, the aggregate number of shares of the Company's common stock which may be optioned under this plan is 2,143 shares. In March 1997, the Board of Directors approved an amendment to the Director Plan to increase the number of shares covered by the Director Plan by 2,143 shares, which amendment was approved by the shareholders at the 1997 Annual Meeting of Shareholders. In April 1998, the Board of Directors approved an amendment to the Director Plan to increase the number of shares covered by the Director Plan to 500,000, which amendment was approved at the 1998 Annual Meeting of Shareholders. In June 1998, the Board of Directors terminated the Director Plan.

                                 PROCEPT, INC.

SUPPLEMENTAL DISCLOSURES FOR STOCK-BASED COMPENSATION

    The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), issued in 1995, defined a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. The Company elected to continue to apply the accounting provisions of APB Option No. 25 for stock options. The required disclosures under SFAS 123 as if the Company had applied the new method of accounting are made below.

    Activity under all stock plans related to all the ISOs and nonqualified stock options for the three years ended December 31, 1998 is listed below.

                                               ISO      NONQUALIFIED                    WEIGHTED AVG.
                                              SHARES       SHARES       OPTION PRICE    EXERCISE PRICE
                                             --------   ------------   --------------   --------------
Outstanding at December 31, 1995...........     9,073       5,152      $70.00-$892.50      $310.10

Granted....................................     6,669         740      $87.50-$227.50      $107.10
Exercised..................................      (729)        (71)     $70.00-$187.60      $ 82.60
Canceled...................................    (2,967)     (3,405)     $70.00-$892.50      $261.80
                                             --------     -------

Outstanding at December 31, 1996...........    12,046       2,416      $70.00-$892.50      $244.30

Granted....................................   110,943      13,214      $ 10.00-$96.30      $ 22.70
Exercised..................................        (6)         --              $70.00      $ 70.00
Canceled...................................    (4,038)        (91)     $70.20-$892.50      $250.70
                                             --------     -------

Outstanding at December 31, 1997...........   118,945      15,539      $10.00-$892.50      $ 39.50

Granted....................................   428,000     239,000      $  0.70-$10.00      $  4.97
Canceled...................................  (118,945)    (15,486)     $10.00-$892.50      $ 37.87
                                             --------     -------

Outstanding at December 31, 1998...........   428,000     239,053      $  0.70-$70.19      $  4.98
                                             ========     =======

    Summarized information about stock options outstanding at December 31, 1998 is as follows:

                                                                                    EXERCISABLE
                         NUMBER OF    WEIGHTED AVERAGE                      ----------------------------
      RANGE OF            OPTIONS        REMAINING       WEIGHTED AVERAGE   NUMBER OF   WEIGHTED AVERAGE
   EXERCISE PRICES      OUTSTANDING    CONTRACT LIFE      EXERCISE PRICE     OPTIONS     EXERCISE PRICE
---------------------   -----------   ----------------   ----------------   ---------   ----------------
    $ 0.70-$3.65           37,110           9.76              $1.03          37,110          $1.03
    $       5.00          598,000           9.65              $5.00              --          $  --
    $7.94-$70.19           31,943           2.53              $9.20          26,489          $9.20

    Options for the purchase of 63,599 shares, 23,538 shares and 5,925 shares are exercisable at December 31, 1998, 1997 and 1996, respectively. The total exercise proceeds for all options outstanding at December 31, 1998 is approximately $3.3 million.

                                 PROCEPT, INC.

    During September 1998, the Board of Directors cancelled certain individuals' outstanding stock options under the Plan. The number of stock options cancelled was 12,510 with exercise prices ranging from $10.00 per share to $735.00 per share. Concurrent with the canceling of the stock options, the Board of Directors reissued 248,000 stock options to the same individuals with an exercise price of $5.00 per share which was greater than the fair market value at the date of grant.

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                     1998        1997        1996
                                                   --------    --------    --------
Dividend yield...................................    None        None        None
Expected volatility..............................     104%         75%         75%
Risk free interest rate..........................    5.25%       6.00%       6.25%
Expected life of option..........................     5.0         5.0         5.0

    All options granted in 1998, 1997 and 1996 were granted at fair value or at amounts greater than fair value. Options to consultants are recorded at fair value and recognized as expense over the vesting period. The weighted average fair value of options granted was $1.62, $15.90 and $70.70 for 1998, 1997 and 1996, respectively.

    Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards made in 1998, 1997 and 1996 consistent with the provisions of SFAS 123, the Company's net loss and loss per share would have been increased to the pro forma amounts shown below:

                                                           1998          1997           1996
                                                        -----------   -----------   ------------
Net loss--as reported.................................  $(3,291,357)  $(9,052,575)  $(11,235,760)
Net loss--pro forma...................................  $(3,791,798)  $(9,368,531)  $(11,455,536)
Basic and diluted net loss per common share--as
  reported............................................  $     (1.40)  $    (63.68)  $     (68.16)
Basic and diluted net loss per common share--pro
  forma...............................................  $     (1.62)  $    (65.20)  $     (69.50)

    The effects of applying SFAS 123 in the pro forma disclosure are not indicative of future amounts.

1994 EMPLOYEE STOCK PURCHASE PLAN

    In April 1994, the Board of Directors adopted the 1994 Employee Stock Purchase Plan (the 1994 Plan). Under the 1994 Plan, eligible employees of the Company may purchase shares of Common Stock, through payroll deductions, at the lower of 85% of fair market value of the stock at the time of grant or 85% of fair market value at the time of exercise. As originally adopted, a total of 3,572 shares were reserved for issuance under the 1994 Plan. In March 1997, the Board of Directors approved an amendment to the 1994 Plan to increase the number of shares covered by the 1994 Plan by 3,572 shares, which amendment was approved by the shareholders at the 1997 Annual Meeting of Shareholders. In April 1998, the Board of Directors approved an amendment to the 1994 Plan to increase the number of shares covered by the 1994 Plan to 200,000, which amendment was approved at the 1998 Annual Meeting of Shareholders. The Company is not currently offering shares under the 1994 Plan. The Company issued 763 shares and 857 shares in 1997 and 1996, respectively. The weighted average fair values of grants at fair value under the 1994 Plan during 1997 and 1996 were $14.10 and $70.00, respectively. No shares were issued during 1998 under the 1994 Plan.

                                 PROCEPT, INC.

COMMON STOCK WARRANTS

    On February 10, 1994, in connection with the closing of the initial public offering the Company's underwriter purchased for $210.00 warrants to purchase 3,000 shares of the Company's common stock at an exercise price of $833.00 per share. The warrants expired on February 10, 1999.

    On April 1, 1994, in connection with the Company's $2 million master lease agreement, the Company issued common stock warrants for a purchase price of $350.00 to purchase 500 shares of common stock at a price of $595.00 at any time on or after April 1, 1995 and on or before April 1, 1999.

    On September 11, 1995, the Company issued common stock warrants for a purchase price of $300.00 to purchase 429 shares of the Company's common stock to Oppenheimer & Co., Inc. at an exercise price of $490.00 per share, in connection with the engagement of Oppenheimer & Co., Inc. to provide investment banking services to the Company. These warrants are exercisable beginning September 11, 1996 and expire September 10, 2000.

    On February 14, 1996, the Company issued common stock warrants for a purchase price of $220.00 to purchase up to 3,142 shares of the Company's common stock to Commonwealth Associates at an exercise price of $219.10 per share in connection with a public financing. These warrants are exercisable beginning February 14, 1997 and expire on February 14, 2001.

    On May 17, 1996, the Company issued a common stock warrant to purchase 11,283 shares of the Company's common stock at an exercise price of $175.00 per share to David Blech in connection with financial advisory services to the Company. This warrant is exercisable beginning May 17, 1996 and expires on May 16, 2001.

    On May 17, 1996, the Company completed a self-managed private placement of units. Each unit consisted of one share of the Company's common stock and one callable warrant to purchase one share of the Company's common stock. The Warrants are subject to redemption by the Company upon 30 days prior notice to the holders of the Warrants beginning May 17, 1998 at a price of $0.10 per Warrant Share in the event that the average closing price of the Company's Common Stock for any 20 consecutive trading day period exceeds $262.50. The initial exercise price of the Warrants per share of common stock is $175.00. The Company received proceeds of $11.6 million for the issuance of 67,690 units (i.e., 67,690 shares of Procept Common Stock and warrants to purchase 67,690 shares of Procept Common Stock). The warrants expire on May 17, 2001.

    On January 6, 1997, the Company issued a common stock warrant to purchase 1,071 shares of the Company's common stock to Furman Selz LLC at an exercise price of $105.00 per share in connection with financial advisory services to the Company. This warrant is exercisable beginning January 6, 1997 and expires on January 6, 2002.

    In August 1991 and September 1992, the Company issued warrants to purchase up to 432 and 286 shares, respectively, of the Company's Class D Preferred Stock (the Class D Warrants) at a minimum exercise price of $175.00 per share, in connection with leasing arrangements. The Class D Warrants were automatically converted into warrants to purchase 268 shares of common stock at an exercise price of $468.30 per share upon the closing of the Company's initial public offering on February 17, 1994. The warrants expired on February 10, 1999.

    On April 9, 1998, Procept issued an aggregate of 98.025 units, each unit consisting of 20,000 shares of common stock, and Class C Warrants to purchase 20,000 shares of the Company's common stock (i.e., 1,960,500 shares of Procept common stock and warrants to purchase 1,960,500 shares of Procept

                                 PROCEPT, INC.

common stock) at an exercise price of $5.00 per share. As part of the final closing of the unit offering, The Aries Fund and the Aries Domestic Fund, L.P. exchanged an aggregate of 30,060 shares of Series A Convertible Preferred Stock, $0.01 par value per share, and Class B Warrants to purchase an aggregate of 328,314 shares of Procept common stock for an aggregate of 42.084 Units (i.e., 841,680 shares of Procept common stock and Class C Warrants to purchase 841,680 shares of Procept common stock at an exercise price of $5.00 per share, which exercise price was reduced to $3.67 in March 1999 as a result of anti-dilution provisions).

    In connection with the final closing of the Company's 1998 private placement on April 9, 1998 and certain advisory services, the Company sold to Paramount Capital, Inc., the Company's placement agent in the 1998 private placement, for $0.001 per option, options to purchase an aggregate of 24.06875 units (each unit consisting of 20,000 shares of common stock and Class C Warrants to purchase 20,000 shares of common stock at an exercise price of $5.00 per share, which exercise price was reduced to $3.67 in March 1999 as a result of anti-dilution provisions) at an exercise price of $110,000 per unit (i.e., $5.50 per share). The Company did not separately value the Class C Warrants from the Common Stock issued in the 1998 Offering since the resulting accounting treatment for both securities is to record their value in additional paid-in capital within the equity section of the balance sheet.

    At December 31, 1998 there were 3,852,313 warrants outstanding, all of which are exercisable.

F. COMPREHENSIVE INCOME (LOSS)

    Effective January 1, 1998, the Company adopted SFAS 130, "Reporting Comprehensive Income." This statement requires changes in comprehensive income to be shown in a financial statement that is displayed with the same prominence as other financial statements. Accumulated other comprehensive income (loss) currently consists of unrealized gain (loss) on investments as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                  ------------------------------
                                                    1998       1997       1996
                                                  --------   --------   --------
Accumulated other comprehensive income (loss),
  beginning balance.............................  $     --   $(4,838)   $ 1,088
Unrealized gain (loss) on investments...........   272,588        --     (5,926)
Maturity of investments.........................        --     4,838         --
                                                  --------   -------    -------
Accumulated other comprehensive income (loss),
  ending balance................................  $272,588   $    --    $(4,838)
                                                  ========   =======    =======

G. COLLABORATIVE RESEARCH AND DEVELOPMENT AGREEMENTS

    In September 1993, the Company signed a Research and Development Agreement with Sandoz Pharma Ltd. (the Sandoz Agreement). Effective as of September 1, 1995, the Sandoz Agreement was amended to focus the research program on compounds targeting CD4 and its ligand and to limit the research program with respect to compounds that bind to CD2 and its ligand to certain screening activities being conducted by Sandoz through the end of 1995. In connection with this amendment, $1.3 million was recorded as revenue in 1996. No further revenue is expected under the Sandoz Agreement.

    In January 1996, Procept entered into a Sponsored Research Agreement with VacTex, Inc. (VacTex), to provide research services relating to the development of novel vaccines based on discoveries licensed from the Brigham and Women's Hospital and Harvard Medical School. These

                                 PROCEPT, INC.

G. COLLABORATIVE RESEARCH AND DEVELOPMENT AGREEMENTS (CONTINUED)

discoveries shed light on a previously unknown aspect of immunology, the CD1 system of lipid antigen presentation.

    Under the Sponsored Research Agreement, Procept conducted specified research tasks on behalf of VacTex for which Procept received a combination of cash and equity in VacTex based on the number of full-time equivalent employees of Procept engaged in the research, but subject to maximum cash and stock limits. The Sponsored Research Agreement also includes a provision requiring Procept to issue to VacTex or its shareholders warrants to purchase an aggregate of 1,429 shares of Procept Common Stock at an exercise price of $245.00 per share.

    In the year ended December 31, 1998, the Company recorded revenue of $0.1 million which was paid in cash. In the year ended December 31, 1997, the Company recorded revenue of $0.5 million which consisted of $0.4 million in cash and 150,000 shares of VacTex common stock. In the year ended December 31, 1996, the Company recorded revenue of $0.6 million which consisted of $0.4 million in cash and 150,000 shares of VacTex common stock. At December 31, 1997, the Company had an accounts receivable of $21,000, which was subsequently paid in January 1998, and an investment in VacTex of $0.3 million.

    In order to apply available resources to the PRO 2000 Gel development program, the Company did not seek to renew the Sponsored Research Agreement with VacTex, which expired on January 8, 1998.

    On April 13, 1998, VacTex was acquired by Aquila Biopharmaceuticals, Inc. (Aquila). The Company's investment in VacTex of 300,000 shares of common stock was converted to 113,674 shares of Aquila common stock and $128,501 of 7% debentures. As a result, the Company is accounting for its investment in Aquila under Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" as an available for sale security and marked it to market by recording an unrealized gain of $0.3 million as part of Shareholders' Equity, based on Aquila's common stock closing price on December 31, 1998. The Company's investment in VacTex was originally accounted for under the cost method since it was a restricted security, it did not have a readily determinable fair value and Procept owned less than 20% of VacTex.

    In July 1997, the Company announced that it had been awarded a Phase I Small Business Innovation Research Grant from the National Institutes of Health to support the development of novel vaccines for tuberculosis. Under the terms of the Phase I Grant, Procept received $0.1 million in financial support in 1997. No further revenue is expected under this grant.

H. INCOME TAXES

    No federal or state income taxes have been provided for as the Company has incurred losses since its inception. At December 31, 1998, the Company had federal and state tax net operating loss (NOL) carryforwards of approximately $59.7 million and $46.5 million which will expire beginning in the year 2000 through 2018 for federal and beginning in the year 1998 through 2003 for state, respectively. Additionally, the Company had federal and state research and experimentation credit carryforwards of approximately $1.4 million and $0.9 million, respectively, both of which will expire in the year 2004.

    The Internal Revenue Code of 1986 (the Code) contains provisions which limit the net operating loss carryforwards and tax credits available to be used in any given year upon the occurrence of certain

                                 PROCEPT, INC.

H. INCOME TAXES (CONTINUED)

events, including significant changes in ownership interests. In conjunction with the initial public offering, such a change in ownership as defined in the Code occurred. Accordingly, certain available NOL carryforwards and tax credits are subject to these limitations.

    The components of Procept's net deferred tax assets were as follows at December 31:

                                           1998          1997          1996
                                        -----------   -----------   -----------
Net deferred tax assets:
  Net operating loss carryforwards....  $23,218,000   $22,665,000   $19,021,000
  Tax credit carryforwards............    2,192,000     2,660,000     1,947,000
  Depreciation........................      363,000     1,263,000     1,057,000
  Capital leases and other............   (1,171,000)   (1,253,000)     (935,000)
  Valuation allowance.................  (24,602,000)  (25,335,000)  (21,090,000)
                                        -----------   -----------   -----------
Total net deferred tax assets.........  $         0   $         0   $         0
                                        ===========   ===========   ===========

    As required by Financial Accounting Statement No. 109, management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets which are comprised principally of net operating loss and tax credit carryforwards. Management has considered the Company's history of losses and concluded, in accordance with the applicable accounting standards, that it is more likely than not that the Company will not recognize the benefit of the net deferred tax assets. Accordingly, the deferred tax assets have been fully reserved. Management re-evaluates the positive and negative evidence on an annual basis.

I. SAVINGS AND RETIREMENT PLAN

    On July 1, 1990, the Company established the Procept, Inc. Savings and Retirement Plan (the 401(k) Plan), a profit-sharing plan under Section 401 of the Code. Employees are eligible to participate in the 401(k) Plan by meeting certain requirements, including length of service and minimum age. The Company may contribute to the 401(k) Plan, without regard to current or accumulated net profits, in an amount not to exceed the maximum allowable under applicable provisions of the Code. The amount is to be allocated to active participants based on their annual pay as a percentage of the total annual pay of all such participants. Participants may also contribute to the 401(k) Plan, but no more than the maximum permissible amount allowed by regulatory definitions. For the years ended December 31, 1998 and 1996, the Company did not contribute to the 401(k) Plan. For the plan year 1997, the Company contributed 4,324 shares of Procept common stock to the 401(k) Plan in 1998 with a value of $43,237.

J. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

    On February 28, 1989, the Company entered into an operating lease arrangement for its facility. The Company has made several amendments to its operating lease arrangement for its facility to include additional leased space and extension of the lease terms. The commitment under the operating lease requires the Company to pay monthly base rent and an allocable percentage of operating costs and property taxes.

                                 PROCEPT, INC.

J. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    The monthly base rent is subject to increases during the course of the lease term which are unrelated to increases in utilized space. Accordingly, the Company is providing for rent expense based on an amortization of the lease payments on a straight-line basis over the life of the lease arrangement.

    Pursuant to the aforementioned leasing arrangements, at December 31, 1998 and 1997, the Company has recorded noncurrent liabilities of $0.2 million and $0.3 million, respectively, for rent expense in excess of cash expenditures for leased facilities.

    Gross rent expense for leased facilities and equipment amounted to approximately $1.4 million, $1.8 million and $1.6 million, for the years ended December 31, 1998, 1997 and 1996, respectively. The approximate gross future minimum annual rental payments for leased facilities for the next two years under the lease arrangements consist of the following at December 31, 1998:

1999............................................  $1,435,000
2000............................................  $  706,000

    The Company has entered into sublease agreements which offset the future minimum lease payments by $1.9 million in 1999 and $1.0 million in 2000. The sublease agreements require that the Company provide certain services including utilities. The Company expects sublease income to continue to approximate its related costs.

    Pursuant to the facility lease agreement, the Company had provided an open letter of credit for the term of its leases in the amount of $0.4 million which would provide for payment to the lessor of its main facility in the event of default by the Company. The Company held a certificate of deposit, which was classified as a restricted investment solely for the purpose of collateralizing this letter of credit in the amount of $0.4 million. During September 1997, in substitution of the letter of credit and restricted investment arrangement, the Company increased its rent deposit with the lessor to $0.2 million.

CAPITAL LEASES

    In 1992, the Company entered into a leasing agreement which allowed the Company to lease up to $1.0 million of capital equipment at implicit interest rates ranging from approximately 11% to 13% for a 42 month term.

    In 1994, the Company entered into a $2 million master lease agreement for the lease and sale/ leaseback of certain equipment and leasehold improvements. The implicit interest rates for the leases under this agreement range from approximately 5.5% to 7% for a 36 month term. During fiscal year 1994, the Company purchased and leased $0.7 million of laboratory equipment, office equipment and furniture and fixtures pursuant to this leasing arrangement. During fiscal year 1995, the Company purchased and leased $1.3 million of laboratory equipment, office equipment and leasehold improvements pursuant to this leasing arrangement. These equipment leasing agreements have been fully utilized at December 31, 1996. All obligations under leasing agreements have been fully satisfied at December 31, 1998.

                                 PROCEPT, INC.

J. COMMITMENTS AND CONTINGENCIES (CONTINUED)

CONTRACT RESEARCH

    In February 1987, the Company entered into a Research and Licensing Agreement with Dana-Farber, a Massachusetts not-for-profit corporation. As part of the Agreement, the Company had agreed to fund certain research and development projects conducted by Dana-Farber in relation to the development and eventual commercialization of products related to T-cell activation in exchange for exclusive rights to technologies developed. The Research and Licensing Agreement expired on March 31, 1997, as the Company chose not to extend funding.

    The amount of contract research costs under the Agreement incurred by the Company and included in research and development expense amounted to $0.2 million and $0.8 million in 1997 and 1996, respectively.

LEGAL PROCEEDINGS

    On October 23, 1997, Commonwealth Associates (Commonwealth) filed a Complaint with the United States District Court for the Southern District of New York naming the Company as a defendant (the Complaint). The Complaint alleges that the Company breached obligations to Commonwealth under the Underwriting Agreement between Commonwealth and the Company dated February 8, 1996, giving Commonwealth a right of first refusal to act as co-lead underwriter or co-managing agent of a public offering or Private Placement of the Company's securities during the period ended August 8, 1997. In the Complaint, Commonwealth seeks aggregate compensatory damages in the amount of $375,000, incidental and consequential damages in an amount to be proven at trial, costs, disbursements and accrued interest and such other and further relief as the court deems proper. The Company served an answer on or about March 16, 1998 denying Commonwealth's allegations and has engaged in substantial discovery. At a court-sponsored mediation held on February 9, 1999, the Company and Commonwealth reached an agreement in principle to settle this matter whereby Commonwealth will agree to dismiss the suit in return for payment of $45,000 in cash and 36,785 shares of the Company's common stock.

K. SUBSEQUENT EVENT--MERGER (UNAUDITED)

    Procept entered into a definitive Agreement and Plan of Merger (the Merger Agreement) dated December 10, 1998 to acquire Pacific Pharmaceuticals, Inc. (Pacific), a Delaware corporation engaged in the development of cancer therapies, based in San Diego, California, through a merger of a wholly owned subsidiary of Procept with and into Pacific.

    The acquisition of Pacific was accounted for under the purchase accounting method. The aggregate purchase price of $3.8 million, plus estimated acquisition costs of $1.5 million, assumed liabilities of $6.4 million and $1.0 million for the value of the stock options and warrants being issued to the Pacific shareholders were allocated to the acquired tangible and intangible assets based on their estimated respective fair values. Approximately $8.1 million of the purchase price has been allocated to in-process research and development and expensed in the first quarter of 1999. The charge for in-process research and development represents the value assigned to Pacific's programs which are still in the development stage and for which there is no alternative future use. The value assigned to these programs has been determined by selecting the fair value of these programs, as provided by an independent valuation of the Pacific business, based on comparable technologies.

                                 PROCEPT, INC.

K. SUBSEQUENT EVENT--MERGER (UNAUDITED) (CONTINUED)

    The valuation methodology was based on estimated discounted cash flows. The above purchase price accounting is based on the valuation which is being finalized. Recent Securities and Exchange Commission (SEC) guidelines on valuation methodologies for in-process research and development are still evolving. The amount written off may be subject to adjustment as the SEC continues to focus on accounting for acquired in-process research and development.

    Pursuant to the Merger Agreement, each share of Pacific common stock (including preferred stock on an as converted basis into common stock) converted into approximately 0.11 shares of Procept common stock or a total of 2,755,000 Procept shares and an additional 414,584 Procept shares were issued to holders of Pacific's preferred stock for a total of 3,169,584 Procept shares (of which 1,558,587 shares of Procept common stock issued in the merger to the holders of Pacific's preferred stock were accompanied by certain contractual rights identical to contractual rights held by purchasers in Procept's 1998 private placement). In addition, Procept assumed an approximately $7.3 million obligation (payable in cash or common stock of Procept) of Pacific's subsidiary, BG Development Corp., and Procept exchanged all Pacific's outstanding warrant, unit purchase option and stock option obligations into approximately 1,773,078 like instruments of Procept. As a result of the merger with Pacific, Procept also issued approximately 1,036,659 shares of its common stock to purchasers in Procept's 1998 private placement and certain other stockholders pursuant to certain contractual anti-dilution rights.

                                 PROCEPT, INC.
                                 BALANCE SHEETS
                                  (UNAUDITED)

                                                              SEPTEMBER 30, 1999   DECEMBER 31, 1998
                                                              ------------------   -----------------
ASSETS
Current assets:
  Cash and cash equivalents.................................     $  5,268,686         $ 2,885,165
  Marketable securities.....................................                0           2,003,755
  Investment in Aquila......................................          206,091             568,988
  Prepaid expenses and other current assets.................          213,394             182,925
                                                                 ------------         -----------
      Total current assets..................................        5,688,171           5,640,833
                                                                 ------------         -----------

Property and equipment, net.................................           76,624             180,452
Deferred charges............................................               --             176,025
Deposits....................................................            7,150             190,615
                                                                 ------------         -----------
      Total assets..........................................     $  5,771,945         $ 6,187,925
                                                                 ============         ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................     $    440,026         $   268,815
  Notes payable to related party............................          200,000                  --
  Accrued compensation......................................          151,912              54,511
  Accrued acquisition costs.................................          366,759                  --
  Other current liabilities.................................          510,138             282,479
  Current portion of capital lease obligations..............            4,714                  --
                                                                 ------------         -----------
      Total current liabilities.............................        1,673,549             605,805
                                                                 ------------         -----------
Deferred rent...............................................          103,033             185,615
Capital lease obligations...................................           15,637                  --
                                                                 ------------         -----------
      Total liabilities.....................................        1,792,219             791,420
                                                                 ------------         -----------
Commitments and contingencies
Shareholders' equity:
  Preferred stock, par value $.01 per share; 1,000,000
    shares authorized: Series A, 0 and 1 share(s) designated
    at
    September 30, 1999 and December 31, 1998; 0 shares
    issued at September 30, 1999 and December 31, 1998,
    respectively............................................               --                  --
  Common stock, $.01 par value; 30,000,000 shares
    authorized; 14,089,469 and 3,001,832 shares issued at
    September 30, 1999 and December 31, 1998,
    respectively............................................          140,895              30,018
  Additional paid-in capital................................       81,063,143          70,458,992
  Deferred compensation.....................................          (69,242)            (88,716)
  Accumulated deficit.......................................      (77,177,652)        (65,264,520)
  Accumulated other comprehensive income....................           34,439             272,588
  Treasury stock, at cost; 1,186 shares at September 30,
    1999 and
      December 31, 1998, respectively.......................          (11,857)            (11,857)
                                                                 ------------         -----------
      Total shareholders' equity............................        3,979,726           5,396,505
                                                                 ------------         -----------
      Total liabilities and shareholders' equity............     $  5,771,945         $ 6,187,925
                                                                 ============         ===========

    The accompanying notes are an integral part of the financial statements.

                                 PROCEPT, INC.

                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                THREE MONTHS ENDED          NINE MONTHS ENDED
                                                   SEPTEMBER 30,              SEPTEMBER 30,
                                              -----------------------   --------------------------
                                                 1999         1998          1999          1998
                                              ----------   ----------   ------------   -----------
Revenues:
  Research and development revenue under
    collaborative agreements from related
    party...................................  $       --   $       --   $         --   $   109,375
  Interest income...........................      65,845       75,031        221,225       155,530
                                              ----------   ----------   ------------   -----------
      Total revenues........................  $   65,845   $   75,031        221,225       264,905
                                              ----------   ----------   ------------   -----------
Costs and expenses:
  Research and development..................     450,209      371,958      1,034,439     1,707,256
  General and administrative................     241,295      269,666      1,219,283     1,411,786
  Charge for purchased in-process research
    and development.........................          --           --      9,405,671            --
  Restructuring.............................          --           --             --       225,000
  Other (income) expense, net...............       9,482      (38,444)       (26,491)     (203,356)
                                              ----------   ----------   ------------   -----------
      Total costs and expenses..............     700,986      603,180     11,632,902     3,140,686
                                              ----------   ----------   ------------   -----------
Net loss....................................  $ (635,141)  $ (528,149)  $(11,411,677)  $(2,875,781)
                                              ----------   ----------   ------------   -----------
Less: Incremental charge associated with the
      conversion of the preferred stock
      minority interest in a subsidiary,
      net...................................          --           --        501,455            --
                                              ----------   ----------   ------------   -----------
Net loss available to common shareholders...  $ (635,141)  $ (528,149)  $(11,913,132)  $(2,875,781)
                                              ==========   ==========   ============   ===========
Basic and diluted net loss per common
  share.....................................  $    (0.05)  $    (0.18)  $      (1.24)  $     (1.35)
                                              ==========   ==========   ============   ===========
Weighted average number of common shares
  outstanding
  --basic and diluted.......................  14,061,206    3,001,832      9,600,025     2,126,651
                                              ==========   ==========   ============   ===========

    The accompanying notes are an integral part of the financial statements.

                                 PROCEPT, INC.

                            STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                  1999          1998
                                                              ------------   -----------
Cash flows from operating activities:
  Net loss..................................................  $(11,411,677)  $(2,875,781)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
      Depreciation and amortization.........................        99,259       525,951
      Gain on sale of equipment.............................       (24,550)     (208,365)
      Charge for purchased in-process research..............     9,405,671            --
      Compensatory stock and stock option expense...........        89,542            --
      Savings and Retirement Plan stock contribution........            --        43,238
      Stock options issued for consulting services..........            --        12,192
  Changes in operating assets and liabilities, net of
    acquisition:
      Accounts receivable...................................            --       124,536
      Prepaid expense and other current assets..............        (2,398)       60,000
      Deposits..............................................       183,465            --
      Accounts payable......................................      (274,323)     (768,309)
      Accrued compensation..................................        97,401      (182,261)
      Deferred rent.........................................       (82,582)      (50,203)
      Other current liabilities.............................      (703,645)       30,353
      Other non-current liabilities.........................            --       (96,875)
                                                              ------------   -----------
        Net cash used in operating activities...............    (2,623,837)   (3,385,524)
                                                              ------------   -----------
Cash flows from investing activities:
  Capital expenditures......................................            --      (319,669)
  Proceeds from sale of equipment...........................        29,119       647,816
  Proceeds for redemption of debentures.....................       128,501            --
  Proceeds from maturity of marketable securities...........     2,000,000    (2,000,153)
  Cash acquired in the acquisition of Pacific
    Pharmaceuticals.........................................     2,750,097            --
                                                              ------------   -----------
        Net cash (used in) provided by investing
        activities..........................................     4,907,717    (1,672,006)
                                                              ------------   -----------
Cash flows from financing activities:
  Payment of note payable...................................       (85,000)           --
  Principal payments on capital lease.......................        (2,859)      (20,231)
  Proceeds for the exercise of common stock warrant.........       187,500            --
  Proceeds from private placement of common stock...........            --     9,802,500
  Expenses from private placement of common stock...........            --    (1,691,091)
                                                              ------------   -----------
        Net cash (used in) provided by financing
        activities..........................................        99,641     8,091,178
                                                              ------------   -----------
Net change in cash and cash equivalents.....................     2,383,521     3,033,648
Cash and cash equivalents at beginning of period............     2,885,165       535,242
                                                              ------------   -----------
Cash and cash equivalents at end of period..................  $  5,268,686   $ 3,568,890
                                                              ============   ===========
Supplement disclosures and non-cash transactions:
                                                              ============   ===========
  Cash paid for interest....................................  $      3,284   $     5,120
                                                              ============   ===========
  Stock options issued for consulting services..............  $         --   $    30,192
                                                              ============   ===========
  Savings and Retirement Plan stock contribution............  $         --   $    43,238
                                                              ============   ===========
  Common stock issued to acquire Pacific Pharmaceuticals....  $  3,766,913   $        --
                                                              ============   ===========
  Common stock issued to acquire minority interest in
    subsidiary..............................................  $  4,160,363   $        --
                                                              ============   ===========
  Common stock options issued to acquire Pacific
    Pharmaceuticals.........................................  $    965,835   $        --
                                                              ============   ===========
  Common stock issued to pay off loans......................  $    441,870   $        --
                                                              ============   ===========
  Common stock issued for services..........................  $     35,000   $        --
                                                              ============   ===========
  Common stock issued in settlement of legal action.........  $    135,002   $        --
                                                              ============   ===========

    The accompanying notes are an integral part of the financial statements.

                         NOTES TO FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

NATURE OF BUSINESS

    Procept, Inc. ("Procept" or the "Company"), located in Cambridge, MA, is a biopharmaceutical company currently engaged in the development and commercialization of novel drugs with a product portfolio focused on infectious diseases and oncology. As discussed more fully in Note 7, on March 17, 1999, Procept consummated its merger with Pacific Pharmaceuticals, Inc. ("Pacific") in which Pacific became a subsidiary of Procept. The combined company has three compounds in human clinical trials, two of which have substantial government funding and support. On November 8, 1999, the Company announced a major strategic change in its business with the signing of an agreement and plan of merger to acquire Heaven's Door Corporation ("HDC"). HDC, an Internet company, provides a range of funeral-related products and services for senior citizens. Procept will focus on growing the Internet business, while maximizing the value of the biotechnology assets.

    The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, development by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with FDA government regulations and the ability to obtain financing.

PLAN OF OPERATIONS

    From its inception in 1985 to 1998, Procept devoted its principal efforts to drug discovery and research. Since 1998, the Company devoted its principal efforts to drug development, human clinical trials, and partnership commercialization, focusing on PRO 2000 Gel and O(6)-Benzylguanine.

    Effective with the merger of HDC, the Company will focus its efforts on creating a central worldwide source, through the website, www.heavenlydoor.com, to initially provide a comprehensive range of products and services specifically related to the funeral services industry. The Company and HDC plan to later expand this concept to other products and services for the elderly and aging baby boomer population including, but not limited to, the long-term care and assisted living industry, and financial/estate planning.

    Procept has generated no revenue from product sales, has not been profitable since inception, and has incurred an accumulated deficit of $77.2 million through September 30, 1999. Losses have resulted principally from costs incurred in research and development activities related to the Company's efforts to develop drug candidates and from the associated administrative costs. The Company expects to incur additional operating losses over the next several years as it focuses on growing the new Internet business, while maximizing the value of the biotechnology business through partnerships or the sale of these assets.

    The Company expects that its current funds and interest income will be sufficient to fund Procept's operations through June 2000. Although management continues to pursue additional funding arrangements and/or strategic partnering, there can be no assurance that additional funding will be available from any of these sources or, if available, will be available on acceptable or affordable terms. If the Company is unable to enter into an additional corporate collaboration(s) that produce revenue for the Company, or secure additional financing, the Company's financial condition will be adversely affected.

    The accompanying financial statements for the three- and nine-month periods ended September 30, 1999 and 1998 are unaudited and have been prepared by the Company in accordance with generally accepted accounting principles. These interim financial statements, in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for the interim periods ended September 30, 1999 and 1998. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the fiscal year. These interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 1998 which are contained in the Company's 1998 Annual Report on Form 10-K.

2. SHAREHOLDERS' EQUITY

    On December 31, 1998, the Company had a total of 3,001,832 shares of common stock outstanding. During the nine months ending September 30, 1999, the Company issued 11,087,637 new shares of common stock. These issuances resulted from the acquisition of Pacific Pharmaceuticals, Inc. ("Pacific") and contractual obligations associated with the 1998 subscription agreements entered into in connection with the Company's 1998 private placement (the "1998 Subscription Agreements") in which the Company raised $8.3 million, net. The following section summarizes the recent issuances of the Company's common stock.

    On March 15, 1999, the Company issued 36,785 shares of its common stock to Commonwealth Associates in connection with the settlement of the litigation described in the Company's Annual Report on Form 10-K for the year ended December 31, 1998. On the same date, the Company issued 2,724 shares of its common stock to The Harvard School of Dental Medicine as partial satisfaction of certain contractual obligations of Pacific.

    On March 17, 1999, Pacific was merged with, and became a wholly owned subsidiary of, the Company. In connection with the merger, each share of Pacific common stock (including preferred stock on an as converted basis) was converted into approximately 0.11 shares of Procept common stock or a total of 2,753,205 Procept shares; an additional 414,584 Procept shares were issued to holders of Pacific's preferred stock, for a total of 3,167,789 shares (of which 1,558,587 shares issued in the merger to holders of Pacific preferred stock were accompanied by certain contractual rights similar to those held by purchasers in Procept's 1998 private placement). The Company also issued 88,374 shares of its common stock in exchange for the cancellation of certain indebtedness of Pacific.

    The issuance of common stock in connection with the Pacific merger was a dilutive issuance under the terms of the 1998 Subscription Agreements. As a result, on March 17, 1999 pursuant to anti-dilution provisions of the 1998 Subscription Agreements, the Company issued 1,005,058 shares of its common stock to purchasers in the 1998 private placement and certain other stockholders with identical contractual rights. In addition, the exercise price of the Company's Class C Warrants issued in the 1998 private placement was reduced from $5.00 to $3.67 as a result of the dilutive issuance.

    On April 9, 1999, pursuant to the contractual reset provision contained in the 1998 Subscription Agreements, the Company issued 3,885,851 shares of its common stock to the purchasers in the 1998 private placement and certain other stockholders with identical contractual rights.

    On May 18, 1999, the Company issued 51,087 shares of its common stock in connection with the exercise of a common stock warrant.

    On June 22, 1999 and July 15, 1999, the Company issued 5,000 and 10,000 shares, respectively, of its common stock as bonuses to certain employees. In addition, on June 22, 1999, the Company issued 11,765 of its common stock as partial satisfaction of certain financial obligations.

    On June 30, 1999, the Company issued 2,773,575 shares of its common stock and 924,525 Class D Warrants to purchase common stock to convert the minority interest in its majority owned subsidiary BG Development Corp. ("BGDC"), thereby eliminating a $6.5 million obligation pursuant to BGDC's preferred stock while obtaining all of the outstanding stock of BGDC. The 2,773,575 common shares issued in the conversion were valued at $2.11 per share. The shares have contractual rights identical to those held by purchasers in Procept's 1998 private placement. The Class D Warrants are exercisable for an aggregate of 924,525 shares of the Company's common stock at $2.11 per share and expire
June 30, 2004. The total value of the shares plus the warrants (utilizing the Black-Scholes valuation method), less the book value of the minority interest in BGDC resulted in an incremental charge against earnings of $501,000 during the period. This issuance was a dilutive event under the terms of the Class C Warrants. Accordingly, the exercise price of each Class C Warrant was reduced from $3.67 to $3.28.

    On July 16, 1999 and August 30, 1999, the Company issued 2,680 and 46,949 shares, respectively, of its common stock pursuant to the contractual reset provisions contained in the 1998 Subscription Agreements.

3. RESEARCH COLLABORATIONS

    In January 1996, Procept entered into a Sponsored Research Agreement with VacTex, Inc. ("VacTex"). Under the Sponsored Research Agreement, Procept conducted specified research tasks on behalf of VacTex for which Procept received a combination of cash and equity in VacTex based on the number of full-time equivalent employees of Procept engaged in the research, but subject to maximum cash and stock limits. At December 31, 1997, the Company's investment in VacTex was accounted for under the cost method since it was a restricted security, it did not have a readily determinable fair value and Procept owned less than twenty percent of VacTex.

    On April 13, 1998, Aquila Biopharmaceuticals, Inc. ("Aquila") acquired VacTex. The Company's investment in VacTex of 300,000 shares of common stock was converted to 113,674 shares of Aquila common stock and $128,501 principal amount of 7% debentures. On July 15, 1999, the Company redeemed the Aquila 7% debentures. The Company received $139,758 representing the principal and accrued interest due at the time of redemption. As a result, the Company is accounting for its investment in Aquila under Statement of Financial Accounting Standards ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities" as an available for sale security and marked it to market by recognizing an accumulated unrealized net gain of $34,439 as part of Shareholders' Equity, based on Aquila's common stock closing price on September 30, 1999.

4. RESTRUCTURING

    In January 1998, the Company terminated work on all research programs and underwent a significant downsizing, reducing its staff to 10 people. Due to the restructuring and focus on the clinical development of PRO 2000 Gel and O(6)-Benzylguanine, the Company has sold and plans to continue to sell most of its research equipment. For the nine months ended September 30, 1999, the Company received approximately $29,000 from the sale of equipment and has recorded a gain of approximately $25,000 in other expenses.

5. BASIC AND DILUTED NET (LOSS) PER COMMON SHARE

    In the quarter ended December 31, 1997, the Company adopted SFAS 128, "Earnings Per Share," which modifies the way in which earnings per share ("EPS") is calculated and disclosed. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS is based upon the weighted average number of common shares outstanding during the period plus the additional weighted average common equivalent shares during the period. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be anti-dilutive. Common equivalent shares result from the assumed exercises of outstanding stock options and warrants, the proceeds of which are then assumed to have been used to repurchase outstanding stock options using the treasury stock method. For the three- and nine-month periods ended September 30, 1999, there were no dilutive securities.

6. COMPREHENSIVE INCOME

    Effective January 1, 1998, the Company adopted SFAS 130, "Reporting Comprehensive Income." This statement requires changes in comprehensive income to be shown in a financial statement that is displayed with the same prominence as other financial statements. The Company has adopted SFAS 130 in the accompanying financial statements and will provide such information annually in its Statement of Shareholders' Equity and in a footnote disclosure for interim periods. Accumulated other comprehensive income is calculated as follows:

                                                THREE MONTHS ENDED         NINE MONTHS ENDED
                                                   SEPTEMBER 30,             SEPTEMBER 30,
                                               ---------------------   --------------------------
                                                 1999        1998          1999          1998
                                               ---------   ---------   ------------   -----------
Net loss.....................................  $(635,141)  $(528,149)  $(11,411,677)  $(2,875,781)
Change in unrealized gain (loss)
on investments...............................     21,371    (146,154)      (238,149)      158,414
Comprehensive loss...........................  $(613,770)  $(674,303)  $(11,649,826)  $(2,717,367)
                                               =========   =========   ============   ===========
Unrealized gain on investments:
Balance at December 31, 1998.................                                   $272,588
Change during the nine months ended September
  30, 1999...................................                                  (238,149)
                                                                       ==========================
Balance at June 30, 1999.....................                                   $ 34,439
                                                                       ==========================

7. ACQUISITION OF PACIFIC PHARMACEUTICALS, INC.

    On December 10, 1998, Procept entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") to acquire Pacific Pharmaceuticals, Inc. ("Pacific"), a Delaware corporation engaged in the development of cancer therapies, based in San Diego, California, through a merger of a wholly owned subsidiary of Procept with and into Pacific. The acquisition of Pacific Pharmaceuticals closed on March 17, 1999.

    The acquisition of Pacific was accounted for under the purchase accounting method. The aggregate purchase price of $3.8 million, plus estimated acquisition costs of $1.5 million, assumed liabilities (including a $200,000 note payable to a significant shareholder of the Company) of $5.7 million and $1.0 million for the value of the stock options and warrants being issued to the Pacific shareholders were allocated to the acquired tangible and intangible assets based on their estimated respective fair values. Approximately $9.4 million of the purchase price has been allocated to in-process research and development and expensed in the quarter ended March 31, 1999. The charge for in-process research and development represents the value assigned to Pacific's programs that are still in the development stage and for which there is no alternative future use. The value assigned to these programs has been developed by determining the fair value of these programs, as provided by an independent valuation of the Pacific business. The valuation methodology was based on estimated discounted cash flows.

    Pursuant to the Merger Agreement, each share of Pacific common stock (including preferred stock on an as converted basis into common stock) converted into approximately 0.11 shares of Procept common stock or a total of 2,753,205 Procept shares and an additional 414,584 Procept shares were issued to holders of Pacific's preferred stock for a total of 3,167,789 Procept shares (of which 1,558,587 shares of Procept common stock issued in the merger to holders of Pacific preferred stock were accompanied by certain contractual rights identical to contractual rights held by purchasers in Procept's 1998 private placements). In addition, Procept exchanged all Pacific's outstanding warrant, unit purchase option and stock option obligations into approximately 1,773,078 like instruments of Procept. Procept also assumed an approximately $6.5 million, net obligation (payable in cash or common stock of Procept, at the sole option of the Company) of Pacific's subsidiary, BG Development Corp. ("BGDC"). On
June 30, 1999, the Company issued 2,773,575 shares of its common stock and 924,525 Class D Warrants to convert the obligations to the minority shareholders of BGDC. The shares have contractual rights identical to those held by purchasers in Procept's 1998 private placement. The Class D Warrants are exercisable for an aggregate of 924,525 shares of the Company's common stock at $2.11 per share and expire on June 30, 2004. As a result of the merger with Pacific, Procept also issued approximately 1,005,058 shares of its common stock to purchasers in Procept's 1998 private placement and certain other stockholders pursuant to certain contractual anti-dilution rights.

PRO FORMA RESULTS OF OPERATION

    The following unaudited pro forma results of operations for the nine months ended September 30, 1999 and 1998 give effect to the Company's acquisition of Pacific as if the transaction had occurred at the beginning of each period. The pro forma results of operation exclude the charge for in-process research and development of $9.4 million that was recorded with the acquisition in 1999, and do not purport to reflect what the Company's results of operations actually would have been if the acquisition had occurred as of the beginning of the periods, or what such results will be for any future period. The financial data are based upon financial assumptions that the Company believes are reasonable and should be read in conjunction with the consolidated financial statements and accompanying notes thereto included elsewhere in this report.

                                                     PRO FORMA RESULTS FOR THE
                                                         NINE MONTHS ENDED
                                                           SEPTEMBER 30,
                                                     -------------------------
                                                        1999          1998
                                                     -----------   -----------
Revenues...........................................  $   259,103   $   422,058
Net loss...........................................  $(2,815,323)  $(5,736,224)
Basic and diluted net loss per common share........  $     (0.31)  $     (2.06)

8. NEW ACCOUNTING STANDARDS

    In June 1999, the Financial Accounting Standards Board ("FASB") issued
SFAS 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." SFAS 137 amends SFAS 133, Accounting for Derivative Instruments and Hedging Activities, which was issued in June 1998 and was to be effective for all fiscal quarters of fiscal years beginning after June 15, 1999. SFAS 137 defers the effective date of SFAS 133 to June 15, 2000. Earlier application is permitted. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. While management has not determined the impact of the new standard, it is not expected to be material to the Company.

    In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Accounting for the Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5 requires all costs of start-up activities (as defined by SOP 98-5) to be expensed as incurred. This statement has no impact on the Company.

9. SUBSEQUENT EVENT--MERGER WITH HEAVEN'S DOOR CORPORATION

    On November 8, 1999, Procept entered into an agreement and plan of merger to acquire Heaven's Door Corporation, a Delaware corporation engaged in providing a range of funeral-related products and services through its website, www.heavenlydoor.com.

    The acquisition of HDC will be accounted for utilizing the purchase accounting method. Under the terms of the agreement, the Company will issue new shares of Procept common stock in exchange for all of the outstanding HDC equity. In accordance with the Merger Agreement, the Company will also issue new shares to holders of the common stock purchased in the 1998 Private Placement, in exchange for the elimination of certain contractual rights contained in the 1998 Subscription Agreement. In addition, at the time of closing, Procept will issue new shares to convert the outstanding notes payable and certain other obligations of the Company. The effect of these issuances of common stock will result in the current Procept shareholders owning approximately 65% and the existing HDC shareholders owning approximately 35% of the combined company.

    The closing of the merger is contingent upon several conditions, including the approval of Procept's shareholders. The companies anticipate the transaction to close early in the first quarter of 2000, subject to satisfaction of all necessary conditions.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
 and Stockholders
Heaven's Door Corporation
New York, New York

    We have audited the accompanying balance sheets of Heaven's Door Corporation (A Development Stage Company) as of June 30, 1999 and 1998, and the related statements of changes in stockholders' equity, operations and cash flows for each of the three years in the period ended June 30, 1999 and for the period from inception (October 27, 1994) through June 30, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heaven's Door Corporation as of June 30, 1999 and 1998 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1999 and for the period from the date of inception (October 27, 1994) through June 30, 1999, in conformity with generally accepted accounting principles.

Rotenberg & Company, LLP
Rochester, New York
 August 11, 1999

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors
 and Stockholders
Heaven's Door Corporation
New York, New York

    We have reviewed the accompanying balance sheet of Heaven's Door Corporation as of September 30, 1999 and the related statements of operations, changes in stockholders' equity, and cash flows for the three months ended September 30, 1999 and 1998 and for the period from the date of inception (October 27, 1994) through September 30, 1999 in accordance with standards established by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Heaven's Door Corporation.

    A review consists principally of inquiries of company personnel and analytical procedures applied to the financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

    Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

    We have previously audited, in accordance with generally accepted auditing standards, the balance sheets as of June 30, 1999 and 1998, and the related statements of operations, changes in stockholder's equity and cash flows for each of the three years in the period ended June 30, 1999 and for the period from the date of inception (October 27, 1994) through June 30, 1999 (presented elsewhere herein); and in our report dated August 11, 1999, we expressed an unqualified opinion on those financial statements.

Rotenberg & Company, LLP
Rochester, New York
 November 5, 1999

                           HEAVEN'S DOOR CORPORATION
                        (FORMERLY UNITEL IMAGING CORP.)
                         (A DEVELOPMENT STAGE COMPANY)
                            (A DELAWARE CORPORATION)

                               BALANCE SHEETS AT
                             JUNE 30, 1999 AND 1998
                       AND SEPTEMBER 30, 1999 (UNAUDITED)

                                                                                    JUNE 30
                                                             SEPTEMBER 30,   ---------------------
                                                                 1999           1999        1998
                                                             -------------   ----------   --------
                                                              (UNAUDITED)
                                        ASSETS
Current Assets
  Cash and Cash Equivalents................................   $   89,164     $  525,430   $    --
  Accounts Receivable......................................       23,023          4,082        --
  Employee Receivable......................................        1,835          1,900        --
                                                              ----------     ----------   -------
      Total Current Assets.................................   $  114,022     $  531,412   $    --
Property and Equipment--Net of Accumulated Depreciation of
  $5,026 and $2,306........................................       85,617         44,091        --
Security Deposit...........................................        8,266          8,266        --
Goodwill--Net of Accumulated Amortization of $7,500 and
  $3,750...................................................       67,500         71,250        --
                                                              ----------     ----------   -------
      Total Assets.........................................   $  275,405     $  655,019   $    --
                                                              ==========     ==========   =======

                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts Payable and Accrued Expenses....................   $   18,988     $   19,146   $    --
  Advances from Related Parties............................        5,000             --        --
                                                              ----------     ----------   -------
      Total Liabilities....................................   $   23,988     $   19,146   $    --
                                                              ----------     ----------   -------
Stockholders' Equity
  Common Stock: $.001 Par Value; 20,000,000 Shares
    Authorized, 12,116,564 Shares Issued and Outstanding at
    September 30 and June 30, 1999 and 4,942,564 Shares
    Issued and Outstanding at June 30, 1998,
    respectively...........................................       12,117         12,117     4,943
  Additional Paid-In Capital...............................    1,100,184      1,100,184     1,085
  Deficit Accumulated During Development Stage.............     (860,884)      (476,428)   (6,028)
                                                              ----------     ----------   -------
      Total Stockholders' Equity...........................   $  251,417     $  635,873   $    --
                                                              ----------     ----------   -------
      Total Liabilities and Stockholders' Equity...........   $  275,405     $  655,019   $    --
                                                              ==========     ==========   =======

    The accompanying notes are an integral part of this financial statement.

                           HEAVEN'S DOOR CORPORATION
                        (FORMERLY UNITEL IMAGING CORP.)
                         (A DEVELOPMENT STAGE COMPANY)
                            (A DELAWARE CORPORATION)

          STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE PERIOD
            FROM INCEPTION (OCTOBER 27, 1994) THROUGH JUNE 30, 1999
         AND FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED)

                                                                               DEFICIT
                                                     COMMON                  ACCUMULATED
                                                      STOCK     ADDITIONAL     DURING          TOTAL
                                        NUMBER        $.001      PAID IN     DEVELOPMENT   STOCKHOLDERS'
                                       OF SHARES    PAR VALUE    CAPITAL        STAGE         EQUITY
                                      -----------   ---------   ----------   -----------   -------------
Inception--October 27, 1994.........           --    $    --    $       --    $      --      $      --
Net Loss............................           --         --            --       (6,028)        (6,028)
                                      -----------    -------    ----------    ---------      ---------
Balance--June 30, 1995..............           --    $    --    $       --    $  (6,028)     $  (6,028)
Common Stock Issued--October 24,
  1995..............................    6,027,496      6,028            --           --          6,028
Stock Split--February 14, 1999......   (1,084,932)    (1,085)        1,085           --             --
                                      -----------    -------    ----------    ---------      ---------
Restated Balance After Stock
  Split.............................    4,942,564      4,943         1,085    $  (6,028)     $      --
Net Loss............................           --         --            --           --             --
                                      -----------    -------    ----------    ---------      ---------
Balance--June 30, 1996..............    4,942,564      4,943         1,085       (6,028)            --
Net Loss............................           --         --            --           --             --
                                      -----------    -------    ----------    ---------      ---------
Balance--June 30, 1997..............    4,942,564      4,943         1,085       (6,028)            --
Net Loss............................           --         --            --           --             --
Balance--June 30, 1998..............    4,942,564      4,943         1,085       (6,028)            --
Additional Paid In Capital..........           --         --       116,273           --        116,273
Common Stock Issued:
  Compensation--Rule 701--
    February 1, 1999................    5,300,000      5,300        47,700           --         53,000
  Private Placement--Rule 504
  Issued at $.50 per Share--May 12,
    1999............................    1,874,000      1,874       935,126           --        937,000
Net Loss............................           --         --            --     (470,400)      (470,400)
                                      -----------    -------    ----------    ---------      ---------
Balance--June 30, 1999..............   12,116,564    $12,117    $1,100,184    $(476,428)     $ 635,873
Net Loss............................           --         --            --     (384,456)      (384,456)
                                      -----------    -------    ----------    ---------      ---------
Balance--September 30, 1999.........   12,116,564    $12,117    $1,100,184    $(860,884)     $ 251,417
                                      ===========    =======    ==========    =========      =========

    The accompanying notes are an integral part of this financial statement.

                           HEAVEN'S DOOR CORPORATION
                        (FORMERLY UNITEL IMAGING CORP.)
                         (A DEVELOPMENT STAGE COMPANY)
                            (A DELAWARE CORPORATION)

                        STATEMENTS OF OPERATIONS FOR THE
          YEARS ENDED JUNE 30, 1999, 1998 AND 1997 AND FOR THE PERIOD
            FROM INCEPTION (OCTOBER 27, 1994) THROUGH JUNE 30, 1999
     AND FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

                                                                                                       UNAUDITED
                                                                                        ---------------------------------------
                                                                                          FOR THE PERIOD
                                FOR THE PERIOD                                            FROM INCEPTION
                                FROM INCEPTION                                          (OCTOBER 27, 1994)
                              (OCTOBER 27, 1994)                                             THROUGH               THREE
                                   THROUGH                                                SEPTEMBER 30,         MONTHS ENDED
                                JUNE 30, 1999         1999        1998        1997             1999          SEPTEMBER 30, 1999
                              ------------------   ----------   ---------   ---------   ------------------   ------------------
Revenues....................      $       --       $       --   $      --   $      --       $    1,120           $    1,120
                                  ----------       ----------   ---------   ---------       ----------           ----------
Costs and Expenses
  Cost of Product Sales.....              --               --          --          --               --                   --
  Product Development
    Costs...................          54,537           54,537          --          --          138,630               84,093
  General and Administrative
    Costs...................         193,452          193,452          --          --          308,748              115,296
  Business Development and
    Marketing...............         221,284          215,256          --          --          401,001              179,717
  Interest and Other
    Expenses................           7,155            7,155          --          --           13,625                6,470
                                  ----------       ----------   ---------   ---------       ----------           ----------
      Total Costs and
        Expenses............      $  476,428       $  470,400   $      --   $      --       $  862,004           $  385,576
                                  ----------       ----------   ---------   ---------       ----------           ----------
Net Loss for the Period.....      $ (476,428)      $ (470,400)  $      --   $      --       $ (860,884)          $ (384,456)
                                  ----------       ----------   ---------   ---------       ----------           ----------
Net Loss Per Share--Basic
  and Diluted (1)...........      $     (.04)      $     (.04)  $      --   $      --       $     (.07)          $     (.03)
                                  ----------       ----------   ---------   ---------       ----------           ----------
Average Weighted Shares
  Outstanding (1)...........      12,116,564       12,116,564   4,942,564   4,942,564       12,116,564           12,116,564
                                  ----------       ----------   ---------   ---------       ----------           ----------

                                  UNAUDITED
                              ------------------

                                    THREE
                                 MONTHS ENDED
                              SEPTEMBER 30, 1998
                              ------------------
Revenues....................      $      --
                                  ---------
Costs and Expenses
  Cost of Product Sales.....             --
  Product Development
    Costs...................             --
  General and Administrative
    Costs...................             --
  Business Development and
    Marketing...............             --
  Interest and Other
    Expenses................             --
                                  ---------
      Total Costs and
        Expenses............      $      --
                                  ---------
Net Loss for the Period.....      $      --
                                  ---------
Net Loss Per Share--Basic
  and Diluted (1)...........      $      --
                                  ---------
Average Weighted Shares
  Outstanding (1)...........      4,942,564
                                  ---------

(1)SEE NOTE A

    The accompanying notes are an integral part of this financial statement.

                           HEAVEN'S DOOR CORPORATION
                        (FORMERLY UNITEL IMAGING CORP.)
                         (A DEVELOPMENT STAGE COMPANY)
                            (A DELAWARE CORPORATION)

                        STATEMENTS OF CASH FLOWS FOR THE
          YEARS ENDED JUNE 30, 1999, 1998 AND 1997 AND FOR THE PERIOD
            FROM INCEPTION (OCTOBER 27, 1994) THROUGH JUNE 30, 1999
     AND FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

                                                          FOR THE PERIOD
                                                          FROM INCEPTION
                                                        (OCTOBER 27, 1994)
                                                             THROUGH
                                                          JUNE 30, 1999        1999         1998         1997
                                                        ------------------   ---------   ----------   ----------
Cash Flows from Operating Activities
  Net Loss............................................       $(476,428)      $(470,400)  $      --    $       --
  Non-Cash Adjustments:
    Depreciation and Amortization.....................           6,056           6,056          --            --
    Organizational Costs Paid by Shareholders.........         108,028         102,000          --            --
    Franchise Taxes and Filing Fees Paid by
      Shareholders....................................           1,099           1,099          --            --
  Stock Issued for Compensation for Services..........          53,000          53,000          --            --
  Changes in Assets and Liabilities:
    Other Current Assets..............................          (5,982)         (5,982)         --            --
    Security Deposit..................................          (8,266)         (8,266)         --            --
    Accounts Payable and Accrued Expenses.............          19,146          19,146          --            --
                                                             ---------       ---------   ----------   ----------
      Net Cash Flows from Operating Activities........       $(303,347)      $(303,347)  $      --    $       --
                                                             ---------       ---------   ----------   ----------
  Cash Flows from Investing Activities
    Cash Purchases of Property and Equipment..........       $ (46,397)      $ (46,397)  $      --    $       --
    Cash Acquisition of Unitel Imaging Corp Cost in
      Excess of Fair Value of Net Assets..............         (75,000)        (75,000)         --            --
                                                             ---------       ---------   ----------   ----------
      Net Cash Flows from Investing Activities........       $(121,397)      $(121,397)  $      --    $       --
                                                             ---------       ---------   ----------   ----------
  Cash Flows from Financing Activities
    Advances from Related Parties.....................       $      --       $      --   $      --    $       --
    Additional Paid In Capital in Cash................          13,174          13,174          --            --
    Cash Received--Common Stock Issued................         937,000         937,000          --            --
                                                             ---------       ---------   ----------   ----------
    Net Cash Flows from Financing Activities..........       $ 950,174       $ 950,174   $      --    $       --
                                                             ---------       ---------   ----------   ----------
Net Increase in Cash and Cash Equivalents.............       $ 525,430       $ 525,430   $      --    $       --
Cash and Cash Equivalents--
  Beginning of Period.................................              --              --          --            --
                                                             ---------       ---------   ----------   ----------
Cash and Cash Equivalents--End of Period..............       $ 525,430       $ 525,430   $      --    $       --
                                                             ---------       ---------   ----------   ----------

                           HEAVEN'S DOOR CORPORATION
                        (FORMERLY UNITEL IMAGING CORP.)
                         (A DEVELOPMENT STAGE COMPANY)
                            (A DELAWARE CORPORATION)

                        STATEMENTS OF CASH FLOWS FOR THE
          YEARS ENDED JUNE 30, 1999, 1998 AND 1997 AND FOR THE PERIOD
            FROM INCEPTION (OCTOBER 27, 1994) THROUGH JUNE 30, 1999
     AND FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                                  (CONTINUED)

                                                                      UNAUDITED
                                             ------------------------------------------------------------
                                               FOR THE PERIOD
                                               FROM INCEPTION
                                             (OCTOBER 27, 1994)         THREE                THREE
                                                  THROUGH            MONTHS ENDED         MONTHS ENDED
                                             SEPTEMBER 30, 1999   SEPTEMBER 30, 1999   SEPTEMBER 30, 1998
                                             ------------------   ------------------   ------------------
Cash Flows from Operating Activities
  Net Loss.................................       $(860,884)           $(384,456)           $      --
  Non-Cash Adjustments:
    Depreciation and Amortization..........          12,526                6,470                   --
    Organizational Costs Paid by
      Shareholders.........................         108,028                   --                   --
    Franchise Taxes and Filing Fees Paid by
      Shareholders.........................           1,099                   --                   --
  Stock Issued for Compensation for
    Services...............................          53,000                   --                   --
  Changes in Assets and Liabilities:
    Other Current Assets...................         (24,858)             (18,876)                  --
    Security Deposit.......................          (8,266)                  --                   --
    Accounts Payable and Accrued
      Expenses.............................          18,988                 (158)                  --
                                                  ---------            ---------            ---------
      Net Cash Flows from Operating
        Activities.........................       $(700,367)           $(397,020)           $      --
                                                  ---------            ---------            ---------
  Cash Flows from Investing Activities
    Cash Purchases of Property and
      Equipment............................       $ (90,643)           $ (44,246)           $      --
    Cash Acquisition of Unitel Imaging Corp
      Cost in Excess of Fair Value of Net
      Assets...............................         (75,000)                  --                   --
                                                  ---------            ---------            ---------
      Net Cash Flows from Investing
        Activities.........................       $(165,643)           $ (44,246)           $      --
                                                  ---------            ---------            ---------
  Cash Flows from Financing Activities
    Advances from Related Parties..........       $   5,000            $   5,000            $      --
    Additional Paid In Capital in Cash.....          13,174                   --                   --
    Cash Received--Common Stock Issued.....         937,000                   --                   --
                                                  ---------            ---------            ---------
    Net Cash Flows from Financing
      Activities...........................       $ 955,174            $   5,000            $      --
                                                  ---------            ---------            ---------
Net Increase in Cash and Cash
  Equivalents..............................       $  89,164            $(436,266)           $      --
Cash and Cash Equivalents--
  Beginning of Period......................              --              525,430                   --
                                                  ---------            ---------            ---------
Cash and Cash Equivalents--End of Period...       $  89,164            $  89,164            $      --
                                                  ---------            ---------            ---------

                           HEAVEN'S DOOR CORPORATION
                        (FORMERLY UNITEL IMAGING CORP.)
                         (A DEVELOPMENT STAGE COMPANY)
                            (A DELAWARE CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

METHOD OF ACCOUNTING

    The Company maintains its books and prepares its financial statements on the accrual basis of accounting and complies with the requirements of Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises.

    The accompanying unaudited interim financial statements reflect all adjustments of a normal and recurring nature which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods presented. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year as a whole.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include money market funds, time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

FINANCIAL INSTRUMENTS

    Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents are held with financial institutions with high credit ratings.

PROPERTY, EQUIPMENT AND DEPRECIATION

    Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives as follows:

Computer Equipment..........................................  5 Years
Leasehold Improvements......................................  3 Years
Office Furniture and Equipment..............................  7 Years

    Maintenance and repairs are charged to expense as incurred. Upon sale or retirement of assets, the cost and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is recognized.

                           HEAVEN'S DOOR CORPORATION
                        (FORMERLY UNITEL IMAGING CORP.)
                         (A DEVELOPMENT STAGE COMPANY)
                            (A DELAWARE CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

WEBSITE DEVELOPMENT COSTS

    Costs incurred to develop the Company's website have been expensed as incurred.

ORGANIZATION COSTS

    Organizational expenses represent management, consulting, legal, accounting, and filing fees, incurred in the formation of the Company. Organizational costs are expensed as incurred per Statement of Position 98-5 on Reporting on the Costs of Start-Up Activities.

GOODWILL

    Goodwill recorded on the acquisition of Unitel Imaging Corp. represents the cost in excess of the fair value of the net assets acquired. Goodwill is being amortized over its estimated useful life of 5 years.

INCOME TAXES

    Deferred taxes are provided in the financial statements for significant temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. The primary differences are attributable to depreciation methods. Deferred tax assets arising from net operating losses incurred during the development stage have been fully reserved against due to the uncertainty as to when or whether the tax benefit will be realized.

NET LOSS PER SHARE

    The Company computes net loss per share in accordance with the provisions of SFAS No. 128, "Earnings per Share." Net loss per share is based upon the weighted-average number of common shares outstanding. Share and per share amounts for all periods presented have been adjusted to reflect a stock split in 1999. The weighted average shares outstanding for the year ended June 30, 1999 reflects the common stock issued under Rule 504 and 701 as outstanding for the entire year since there were no significant operations prior to the stock offering.

NOTE B--SCOPE OF BUSINESS

    Heaven's Door Corporation (formerly named Unitel Imaging Corp.) ("The Company") was formed in October 1994, under the laws of the State of Delaware. The Company was dormant until March 1999, when it was determined to commence development of its business as an Internet service provider to the funeral services industry. The Company is currently a development stage enterprise and is in the process of developing a web site to conduct electronic commerce with funeral homes, cemeteries, florists and others involved in the funeral services business.

                           HEAVEN'S DOOR CORPORATION
                        (FORMERLY UNITEL IMAGING CORP.)
                         (A DEVELOPMENT STAGE COMPANY)
                            (A DELAWARE CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE C--PROPERTY AND EQUIPMENT

    Property and equipment consisted of the following at June 30, 1999 and 1998 and September 30, 1999:

                                                     JUNE 30
                                               -------------------   SEPTEMBER 30
                                                 1999       1998         1999
                                               --------   --------   ------------
                                                                     (UNAUDITED)
Computer Equipment...........................  $19,205    $     --      $32,045
Leasehold Improvements.......................   13,857          --       30,230
Office Furniture and Equipment...............   13,335          --       28,368
                                               -------    --------      -------
                                                46,397          --      $90,643
LESS: Accumulated Depreciation...............    2,306          --        5,026
                                               -------    --------      -------
  Net Property and Equipment.................  $44,091    $     --      $85,617
                                               =======    ========      =======

NOTE D--LEASE COMMITMENTS

    The Company rents approximately 3,000 square feet of office space in New York City and Coral Springs, Florida under three year leases. The current monthly rent is approximately $5,100. The minimum annual lease commitments under these operating leases is as follows:

                         YEAR ENDED JUNE 30,
  -----------------------------------------------------------------
          2000              2001       2002       2003       2004
  ---------------------   --------   --------   --------   --------
         $61,200          $61,200    $45,900    $    --    $    --
         =======          =======    =======    =======    =======

NOTE E--STOCKHOLDERS' EQUITY

COMMON STOCK

    The Company's securities are not registered under the Securities Act of 1933 and, therefore, no offering may be made which would constitute a "Public Offering" within the meaning of the United States Securities Act of 1933, unless the shares are registered pursuant to an effective registration statement under the Act.

    The stockholders may not sell, transfer, pledge or otherwise dispose of the common shares of the company in the absence of either an effective registration statement covering said shares under the 1933 Act and relevant state securities laws, or an opinion of counsel that registration is not required under the Act or under the securities laws of any such state.

INITIAL CAPITALIZATION

    The Company had all of its organizational costs paid by the shareholders. The shareholders paid $6,028 for these costs for which they received 6,027,496 shares of the Company's common stock.

                           HEAVEN'S DOOR CORPORATION
                        (FORMERLY UNITEL IMAGING CORP.)
                         (A DEVELOPMENT STAGE COMPANY)
                            (A DELAWARE CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE E--STOCKHOLDERS' EQUITY (CONTINUED)

    Certain shareholders paid for additional organization costs of $102,000 and also contributed additional cash capital of $13,174 during 1999.

STOCK SPLIT

    On February 1, 1999 the Board of Directors approved a 1 share for 10 shares stock split on certain outstanding shares other than protected shares to be effective as of February 14, 1999 to shareholders of record on that date. The total number of unprotected shares outstanding on that date was 1,205,500. The adjusted shares outstanding after the split are as follows:

Protected Shares.......................................              4,821,996
Unprotected shares.....................................  1,205,500
Stock Split............................................   1 for 10     120,550
Adjust Fractional Shares...............................                     18
                                                                     ---------
Restated Shares Outstanding............................              4,942,564
                                                                     =========

COMMON STOCK ISSUED

    On February 1, 1999 the Board of Directors authorized the Company to sell up to 2,000,000 shares of common stock to the public at $.50 per share in an offering pursuant to Regulation D, Rule 504 of the Securities Act of 1933. Stock subscriptions totaling $937,000 (representing 1,874,000 common shares) were received in cash and common shares were issued on May 12, 1999.

    Also on February 1, 1999 the Board of Directors approved the issuance of 5,300,000 shares of the Company's common shares under Rule 701 to certain individuals for compensation of services rendered to develop a business and marketing plan (recorded at the fair value of the services rendered of $53,000).

OTHER

    On February 1, 1999 the Board of Directors authorized the establishment of an employee stock benefit plan. On May 12, 1999, 700,000 shares of common stock were reserved in treasury for the establishment of an employee stock benefit plan in the future.

                           HEAVEN'S DOOR CORPORATION
                        (FORMERLY UNITEL IMAGING CORP.)
                         (A DEVELOPMENT STAGE COMPANY)
                            (A DELAWARE CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE F--SUPPLEMENTAL CASH FLOW INFORMATION

    Non-Cash Financing Activities:

                                           FOR THE PERIOD
                                           FROM INCEPTION
                                         (OCTOBER 27, 1994)
                                              THROUGH
                                         SEPTEMBER 30, 1999     1999       1998       1997
                                         ------------------   --------   --------   --------
Common Stock Issued:
  For Compensation for Services........       $ 53,000        $ 53,000     $--        $--
In Exchange for Expenses Paid by
  Shareholders.........................       $109,127        $103,099     $--        $--

NOTE G--YEAR 2000 ISSUES

STATE OF READINESS

    Heaven's Door recognizes the need to ensure its operations will not be adversely impacted by the inability of Heaven's Door's systems to process data having dates on or after January 1, 2000 ("Year 2000").

YEAR 2000 RISKS

    Processing errors due to software failure arising from calculations using the Year 2000 date are recognized as a risk. Heaven's Door is currently assessing the risk, with respect to the availability and integrity of its financial systems and the reliability of its operating systems, and is in the process of communicating with suppliers, customers, financial institutions and others with whom it conducts business to assess whether they are or will be Year 2000 compliant.

THE COMPANY'S STATE OF READINESS

    The Company views contingency planning as broader than the Year 2000 issue and believes that a comprehensive contingency plan should address any known circumstance that may cause a disruption of operations or an adverse customer experience. To that end, the Company is developing business continuity plans to address each critical process and activity that it believes would cause a significant disruption to operations if not functional for 24 hours.

    Heaven's Door's website hosting service, Interland, has represented to it that Heaven's Door's hardware and software systems are Year 2000 compliant. Heaven's Door's information technology systems consist of a series of personal computers which process data using purchased software programs produced and maintained by large software vendors. All of the software presently installed on Heaven's Door's systems is Year 2000 compliant.

                           HEAVEN'S DOOR CORPORATION
                        (FORMERLY UNITEL IMAGING CORP.)
                         (A DEVELOPMENT STAGE COMPANY)
                            (A DELAWARE CORPORATION)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE G--YEAR 2000 ISSUES (CONTINUED)

COSTS TO ADDRESS YEAR 2000 ISSUES

    To date, Heaven's Door has not incurred any significant costs attributable to Year 2000 compliance. Heaven's Door is not currently aware of any material operational issues or costs associated with preparing systems for the Year 2000. Nonetheless, Heaven's Door may experience material unexpected costs caused by undetected errors or defects in the technology used in its systems or because of the failure of a material vendor to be Year 2000 compliant.

                          INDEPENDENT AUDITORS' REPORT

Pacific Pharmaceuticals, Inc. and Subsidiaries:

    We have audited the accompanying consolidated balance sheets of Pacific Pharmaceuticals, Inc. and Subsidiaries (collectively, the "Company", a development stage enterprise) as of March 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1998 and the period from September 23, 1983 (date of incorporation of Pacific Pharmaceuticals, Inc.) to March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pacific Pharmaceuticals, Inc. and Subsidiaries at March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1998, and for the period from September 23, 1983 (date of incorporation of Pacific Pharmaceuticals, Inc.) to March 31, 1998 in conformity with generally accepted accounting principles.

    The Company is in the development stage as of March 31, 1998. As discussed in Note 1 to the consolidated financial statements, the Company's activities since inception have been directed primarily toward the development and commercialization of products based on biotechnological research.

    As discussed in Note 9, the accompanying fiscal 1997 financial statements have been restated.

DELOITTE & TOUCHE LLP
July 8, 1998
San Diego, California

                          CONSOLIDATED BALANCE SHEETS
                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                                                    AS OF MARCH 31,
                                                              ----------------------------
                                                                  1998           1997
                                                              ------------   -------------
                                                                             (AS RESTATED,
                                                                              SEE NOTE 9)
ASSETS
Current Assets:
Cash and cash equivalents...................................  $  3,290,176   $  1,784,599
Short-term investments......................................            --      4,981,435
Accounts receivable, net....................................            --         99,066
Inventory...................................................        38,637         41,677
Prepaid expenses............................................        85,053         87,311
                                                              ------------   ------------
Total current assets........................................     3,413,866      6,994,088
Property and equipment, net.................................        71,840         82,563
Patent costs, net...........................................       104,981        157,597
                                                              ------------   ------------
TOTAL ASSETS................................................  $  3,590,687   $  7,234,248
                                                              ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable............................................  $    661,371   $    723,523
Accrued expenses............................................       201,125        161,574
Current portion of capital leases...........................         4,066          4,670
                                                              ------------   ------------
Total current liabilities...................................       866,562        889,767
                                                              ------------   ------------
Capital leases..............................................        22,584         13,072
                                                              ------------   ------------
Commitments and contingencies (Note 4)

Stockholders' Equity:
Convertible preferred stock, $25 par value, 2,000,000 shares authorized;
  40,090 and 50,000 issued and outstanding at March 31, 1998 and 1997, respectively (liquidating preference
  $10,423,400)..............................................     1,002,288      1,250,038
Common stock, $.02 par value, 100,000,000 shares authorized;
  10,777,234 and 8,151,029 shares issued and outstanding at
  March 31, 1998 and 1997, respectively.....................       215,545        163,021
Capital in excess of par value..............................    46,969,197     38,805,489
Deficit accumulated during the development stage............   (45,485,489)   (33,887,139)
                                                              ------------   ------------
Total stockholders' equity..................................     2,701,541      6,331,409
                                                              ------------   ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................  $  3,590,687   $  7,234,248
                                                              ============   ============

                See Notes to Consolidated Financial Statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                                 YEARS ENDED MARCH 31,             SEPTEMBER 23, 1983
                                        ----------------------------------------     (INCEPTION) TO
                                            1998          1997          1996         MARCH 31, 1998
                                        ------------   -----------   -----------   ------------------
                                                     (AS RESTATED,
                                                      SEE NOTE 9)
REVENUES
Product sales.........................  $     69,510   $   100,485   $    13,657      $  2,019,741
License fees and royalties............         5,405         1,207       150,000           486,612
Contract research.....................            --        39,172        45,000           268,063
Marketing rights......................            --         5,000        60,000         1,311,500
Interest and other....................       273,545       129,316       110,159         1,913,658
                                        ------------   -----------   -----------      ------------
Total revenues........................       348,460       275,180       378,816         5,999,574
                                        ------------   -----------   -----------      ------------
COSTS AND EXPENSES
Cost of product sales.................       140,460        95,200       124,530         3,138,395
Product development...................     2,196,433     2,565,664     1,853,899        17,160,961
General and administrative............     2,086,249     1,155,515     1,257,722        17,851,747
Business development and marketing....       218,603       290,603       372,316         3,776,889
Interest and other....................        78,178        65,564        26,252           633,973
                                        ------------   -----------   -----------      ------------
Total costs and expenses..............     4,719,923     4,172,546     3,634,719        42,561,965
                                        ------------   -----------   -----------      ------------
Net loss..............................    (4,371,463)   (3,897,366)   (3,255,903)      (36,562,391)
Convertible preferred stock
  dividends...........................     7,226,887     1,696,211            --         8,923,098
                                        ------------   -----------   -----------      ------------
Net loss applicable to common
  stockholders........................  $(11,598,350)  $(5,593,577)  $(3,255,903)     $(45,485,489)
                                        ============   ===========   ===========      ============
Net loss per share of common
  stock-basic and diluted.............  $      (1.25)  $     (0.69)  $     (0.52)
                                        ============   ===========   ===========
Weighted average common stock
  outstanding.........................     9,273,717     8,115,139     6,222,832
                                        ============   ===========   ===========

                See Notes to Consolidated Financial Statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                                                                                                       DEFICIT
                                                                                                                     ACCUMULATED
                                                        PREFERRED STOCK           COMMON STOCK          CAPITAL       DURING THE
                                                     ---------------------   ----------------------    IN EXCESS     DEVELOPMENT
                                                      SHARES    PAR VALUE      SHARES     PAR VALUE   OF PAR VALUE      STAGE
                                                     --------   ----------   ----------   ---------   ------------   ------------
Balance at September 23, 1983......................       --    $       --           --   $     --    $        --    $         --
Original issuance of common stock:
October 1983 at $.02 per share.....................                             597,500     11,950
October 1983 at $2.00 per share....................                              55,000      1,100        108,900
Issuance for cash, January 1984 at $4.00 per
  share............................................                             383,625      7,672      1,325,817
Net loss...........................................                                                                      (137,937)
                                                     -------    ----------   ----------   --------    -----------    ------------
Balance at March 31, 1984..........................       --            --    1,036,125     20,722      1,434,717        (137,937)
Purchase of treasury stock.........................                                                          (267)
Adjustment to capital in excess of par value.......                                                         5,600
Net loss...........................................                                                                      (692,070)
                                                     -------    ----------   ----------   --------    -----------    ------------
Balance at March 31, 1985..........................       --            --    1,036,125     20,722      1,440,050        (830,007)
Purchase of treasury stock.........................                                                           (83)
Initial public offering, October 1985 at $6.00 per
  share............................................                             500,000     10,000      2,392,536
Net loss...........................................                                                                      (994,767)
                                                     -------    ----------   ----------   --------    -----------    ------------
Balance at March 31, 1986..........................       --            --    1,536,125     30,722      3,832,503      (1,824,774)
Purchase of treasury stock.........................                                                            (5)
Preferred stock subscribed:
Series A...........................................    6,000       150,000                                450,000
Net loss...........................................                                                                    (1,445,191)
                                                     -------    ----------   ----------   --------    -----------    ------------
Balance at March 31, 1987..........................    6,000       150,000    1,536,125     30,722      4,282,498      (3,269,965)
Issuance of 8.5% convertible subordinated notes
  warrants.........................................                                                        62,500
Retirement of treasury stock.......................                             (17,500)      (350)           350
Preferred stock subscribed/(returned):
Series A...........................................   (3,000)      (75,000)                              (225,000)
Series B...........................................    1,600        40,000                                120,000
Net loss...........................................                                                                    (1,327,934)
                                                     -------    ----------   ----------   --------    -----------    ------------
Balance at March 31, 1988..........................    4,600       115,000    1,518,625     30,372      4,240,348      (4,597,899)
Conversion of 8.5% convertible subordinated
  notes............................................                              39,999        800        249,193
Consultant's compensation..........................                               1,073         22          6,524
Preferred stock subscribed/(converted):
Series A...........................................   (3,000)      (75,000)      35,002        700         74,296
Series B...........................................   27,180       679,500                              1,556,444
Dividends accrued--Series B........................                                                      (221,955)
Net loss...........................................                                                                    (1,553,240)
                                                     -------    ----------   ----------   --------    -----------    ------------
Balance at March 31, 1989..........................   28,780       719,500    1,594,699     31,894      5,904,850      (6,151,139)
Private placement, November 1989 at $8.00 per
  share............................................                              75,000      1,500        538,500
Exercise of common stock options...................                               3,500         70         13,930
Preferred stock subscribed/(converted):
Series B...........................................  (28,780)     (719,500)     719,500     14,390        705,111
Dividends accrued--Series B........................                                                      (141,158)
Reverse accrued dividends--Series B................                                                       363,113
Exercise of Series B warrants......................                             463,088      9,262      1,611,546
Exercise of other warrants.........................                               2,000         40         14,360
Net loss...........................................                                                                    (1,512,343)
                                                     -------    ----------   ----------   --------    -----------    ------------
Balance at March 31, 1990..........................       --            --    2,857,787     57,156      9,010,252      (7,663,482)
Exercise of common stock options...................                               7,100        142         28,258
Exercise of other warrants.........................                              98,000      1,960        743,640
Consultant's compensation..........................                                 338          7          2,894
Private placement, October 1990 at $12.00 per
  share............................................                             257,500      5,150      2,765,446
Net loss...........................................                                                                    (2,111,267)
                                                     -------    ----------   ----------   --------    -----------    ------------

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                                                                                                       DEFICIT
                                                                                                                     ACCUMULATED
                                                        PREFERRED STOCK           COMMON STOCK          CAPITAL       DURING THE
                                                     ---------------------   ----------------------    IN EXCESS     DEVELOPMENT
                                                      SHARES    PAR VALUE      SHARES     PAR VALUE   OF PAR VALUE      STAGE
                                                     --------   ----------   ----------   ---------   ------------   ------------
Balance at March 31, 1991..........................       --            --    3,220,725     64,415     12,550,490      (9,774,749)
Exercise of common stock options...................                              10,950        218         40,932
Exercise of other warrants.........................                              10,000        200        104,800
Private placement, April 1991 at $17.50 per
  share............................................                             214,188      4,284      3,433,816
Net loss...........................................                                                                    (3,156,803)
                                                     -------    ----------   ----------   --------    -----------    ------------
Balance at March 31, 1992..........................       --            --    3,455,863     69,117     16,130,038     (12,931,552)
Exercise of common stock options...................                               4,300         86         16,139
Private placement, May 1992 at $11.625 per share...                             277,100      5,542      2,889,461
Net loss...........................................                                                                    (3,738,097)
                                                     -------    ----------   ----------   --------    -----------    ------------
Balance at March 31, 1993..........................       --            --    3,737,263     74,745     19,035,638     (16,669,649)
Exercise of common stock options...................                              70,227      1,405        292,406
Common stock retired as payment for common stock
  options exercised................................                             (12,903)      (258)       (99,740)
Grant of stock option below fair market value......                                                       468,750
Private placements:
July 1993 at $5.50 per share.......................                             317,093      6,342      1,531,879
December 1993 at average of $6.12 per share........                             427,275      8,546      2,386,770
January 1994 at average of $6.24 per share.........                             222,100      4,442      1,259,545
March 1994 at $5.30 per share......................                              51,000      1,020        244,088
Common stock issued in payment of offering
  expenses.........................................                                 974         19          8,868
Net loss...........................................                                                                    (4,613,042)
                                                     -------    ----------   ----------   --------    -----------    ------------
Balance at March 31, 1994..........................       --            --    4,813,029     96,261     25,128,204     (21,282,691)
Private placements:
April 1994 at $4.00 per share......................                             100,000      2,000        378,000
August 1994 at $4.485 per share....................                             100,000      2,000        423,575
September 1994 at $3.80 per share..................                             250,000      5,000        886,428
Net loss...........................................                                                                    (3,754,968)
                                                     -------    ----------   ----------   --------    -----------    ------------
Balance at March 31, 1995..........................       --            --    5,263,029    105,261     26,816,207     (25,037,659)
Private placements:
November 1995 at $1.25 per share...................                           2,788,000     55,760      2,864,383
Net loss...........................................                                                                    (3,255,903)
                                                     -------    ----------   ----------   --------    -----------    ------------
Balance at March 31, 1996..........................                           8,051,029    161,021     29,680,590     (28,293,562)
Private placement of convertible preferred stock...   50,000    $1,250,038                              7,291,688
Warrants exercised.................................                             100,000      2,000         92,000
Issuance of warrants for services..................                                                        45,000
Convertible preferred stock dividend (as restated,
  see Note 9)......................................                                                     1,696,211      (1,696,211)
Net loss...........................................                                                                    (3,897,366)
                                                                                                                     ------------
Balance at March 31, 1997 (as restated)............   50,000     1,250,038    8,151,029    163,021     38,805,489     (33,887,139)
                                                     -------    ----------   ----------   --------    -----------    ------------
Warrants exercised.................................                             423,437      8,469        389,562
Issuance of common stock for services..............                              13,110        262         11,737
Conversion of preferred stock into common stock....   (9,910)     (247,750)   2,189,658     43,793        203,957
Preferred stock unit purchase options as
  compensation for financial advisory services.....                                                       331,565
Convertible preferred stock dividend...............                                                     7,226,887      (7,226,887)
Net loss...........................................                                                                    (4,371,463)
                                                                                                                     ------------
Balance at March 31, 1998..........................   40,090    $1,002,288   10,777,234   $215,545    $46,969,197    $(45,485,489)
                                                     =======    ==========   ==========   ========    ===========    ============

                See Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                                                   YEARS ENDED MARCH 31,            SEPTEMBER 23, 1983
                                                          ---------------------------------------     (INCEPTION) TO
                                                             1998          1997          1996         MARCH 31, 1998
                                                          -----------   -----------   -----------   ------------------
OPERATING ACTIVITIES
Net loss................................................  $(4,371,463)  $(3,897,366)  $(3,255,903)     $(36,562,391)
Adjustments to reconcile net loss to net cash used by
  operating activities:
Depreciation and amortization...........................       81,257       109,731       123,427         1,665,001
Non-cash compensation expense upon issuance of common
  stock, stock options and warrants.....................      331,565        45,000            --           851,861
Net book value of asset disposals.......................       76,376        17,064         5,506           241,692
Option income from retirement of stock or amounts
  previously advanced by customer.......................           --            --            --          (400,000)
Changes in assets and liabilities:
Accounts receivable.....................................       99,066       (96,398)        6,405                --
Inventory...............................................        3,040          (770)        7,060           (38,640)
Prepaid expenses and other assets.......................        2,258         8,634         3,349           (96,028)
Accounts payable........................................      (62,152)      509,214        (2,505)          661,371
Accrued expenses........................................       39,551      (217,353)      263,486            57,102
Customer advances.......................................           --            --       (30,888)          140,863
Other liabilities.......................................           --        (7,842)      (11,895)           (4,866)
                                                          -----------   -----------   -----------      ------------

Net cash used by operating activities...................   (3,800,502)   (3,530,086)   (2,891,958)      (33,484,035)
                                                          -----------   -----------   -----------      ------------

INVESTING ACTIVITIES
Purchases of short-term investments.....................           --    (4,981,435)   (1,288,106)      (10,461,867)
Maturities of short-term investments....................    4,981,435     1,288,106       992,326        10,461,867
Capital expenditures....................................      (16,502)       (9,764)      (51,596)         (847,929)
Patent costs............................................      (64,945)      (31,799)      (61,823)         (977,372)
Other...................................................           --         8,825            --             7,829
                                                          -----------   -----------   -----------      ------------

Net cash provided by (used in) investing activities.....    4,899,988    (3,726,067)     (409,199)       (1,817,472)
                                                          -----------   -----------   -----------      ------------

FINANCING ACTIVITIES
Issuance of notes payable...............................           --       524,467       325,426         2,183,867
Repayment of notes payable..............................           --      (524,467)     (325,426)       (1,965,124)
Repayment of capital lease obligations..................       (3,940)       (4,625)      (37,087)         (183,547)
Long-term customer advances.............................           --            --            --           100,000
Issuance of common stock, convertible preferred stock
  and stock warrants....................................      410,031     8,635,726     2,920,143        38,456,487
                                                          -----------   -----------   -----------      ------------

Net cash provided by financing activities...............      406,091     8,631,101     2,883,056        38,591,683
                                                          -----------   -----------   -----------      ------------

Net increase (decrease) in cash and cash equivalents....    1,505,577     1,374,948      (418,101)        3,290,176

Cash and cash equivalents at beginning of period........    1,784,599       409,651       827,752                --
                                                          -----------   -----------   -----------      ------------

Cash and cash equivalents at end of period..............  $ 3,290,176   $ 1,784,599   $   409,651      $  3,290,176
                                                          ===========   ===========   ===========      ============

Cash paid for interest..................................  $     2,682   $    36,210   $    18,804      $    497,742
                                                          ===========   ===========   ===========      ============

                See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Nature of Operations--The Consolidated Financial Statements include the accounts of Pacific Pharmaceuticals, Inc. and its wholly owned subsidiaries, Perio Test, Inc., XYX Acquisition Corp. and BG Development Corp. (collectively, the "Company"). The Company was incorporated under the laws of the State of Delaware on September 23, 1983. For the period of inception to date, the Company's activities have been directed primarily toward the development and commercialization of products based on biopharmaceutical research. On August 7, 1997, the Company's stockholders approved an amendment to the Certificate of Incorporation to change the name of the Company to Pacific
Pharmaceuticals, Inc. The Company was formerly known as Xytronyx, Inc.

    Principles of Consolidation--All significant intercompany balances and transactions have been eliminated in consolidation.

    Development Stage--The Company has not earned significant revenues from planned principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("FAS 7"). Among the disclosures required by FAS 7 are that the Company's financial statements be identified as those of a development stage enterprise, and that the consolidated statements of operations, stockholders' equity and cash flows disclose activity since the date of the Company's inception.

    Since inception, the Company has experienced negative cash flow from operations, and management considers it prudent to anticipate that negative cash flow from operations will continue until such time as sales of its products under development commence. The Company has initiated a private placement equity financing to raise a maximum of $10 million assuming exercise of over-allotment provision by the placement agent as described in Note 8. On June 22, 1998, the Company closed on gross proceeds of $2.9 million ($2.6 net proceeds), for the aforementioned private placement. The Company has also initiated contingency plans to defer certain research and development expenditures and other non essential costs until the Company has closed a more significant portion of the aforementioned financing. Management believes the Company's financial resources will be adequate, based on the assumption that no significant revenues are generated through March 1999.

    Accounting Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

    Cash Equivalents--Cash equivalents consist of money market instruments purchased with an original maturity of three months or less.

    Short-Term Investments--Short term investments represent marketable debt securities and are carried at fair value in accordance with FAS 115. Unrealized holding gains or losses have not been material.

    Accounts Receivable, net--Accounts receivable consists of sales of products to customers, net of allowances for doubtful accounts. Inventory--Inventory, which consists principally of raw materials and work in process, is valued at the lower of cost (determined by the first-in, first-out method) or market.

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    Property and Equipment--Depreciation and amortization of property and equipment are provided using the straight-line method over the estimated useful lives of the related assets, which are principally five and ten years. Property and equipment are summarized as follows:

                                                               MARCH 31
                                                          -------------------
                                                            1998       1997
                                                          --------   --------
Laboratory equipment....................................  $118,343   $357,139
Office furniture and equipment..........................   166,860    157,966
Leasehold improvements..................................     3,799      3,799
                                                          --------   --------
Total property and equipment............................   289,002    518,904
Less accumulated depreciation and amortization..........  (217,162)  (436,341)
                                                          --------   --------
Total...................................................  $ 71,840   $ 82,563
                                                          ========   ========

    Patent Costs--Legal expenses incurred in connection with applications for patents on research and development projects are capitalized. The costs are amortized using the straight-line method over five years. Patent costs which have no further economic value are written off in the period in which such impairment in value occurs. As a result of the Company's annual evaluation of its capitalized patent costs, the Company wrote off patent and trademark costs during Fiscal 1998 with a net book value of $68,000 which related primarily to the Kephra technology. Patent costs are net of accumulated amortization of $335,844 and $360,969 at March 31, 1998 and 1997, respectively.

    Accrued Expenses--Accrued expenses consist of the following:

                                                               MARCH 31
                                                          -------------------
                                                            1998       1997
                                                          --------   --------
Accrued compensation....................................  $ 67,687   $ 25,185
Accrued clinical trial expense..........................   133,438    133,438
Other...................................................        --      2,951
                                                          --------   --------
Total...................................................  $201,125   $161,574
                                                          ========   ========

    Revenue Recognition--Product sales revenue is generally recognized at the time of product shipment. License fees and royalties, contract research, and marketing rights income are all recognized as earned in accordance with their respective agreements. Payments received in advance of shipments or prior to the completion of the earnings process are recorded as deferred revenue.

    Loss Per Share of Common Stock--Basic loss per share of common stock is computed by dividing the net loss applicable to common stockholders by the weighted average number of shares of common stock outstanding during the period.

    The Company adopted Statement of Financial Accounting Standards ("SFAS")
No. 128, Earnings Per Share (EPS) during the current fiscal year. This statement requires the presentation of earnings per share to reflect both "Basic EPS" as well as "Diluted EPS" on the face of the statement of operations. In general, Basic EPS is a function of weighted average number of common shares outstanding for the periods. Diluted EPS does reflect the potential dilution created by stock issuable pursuant to

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

outstanding options, warrants, convertible debt or equity securities and other contingently issuable shares. The requirements of SFAS 128 have been applied retroactively to all periods presented. There was no impact on reported net loss per common share as a result of the adoption of this SFAS.

    Concentration of Credit Risk--The Company invests its excess cash in money market accounts and short-term investments, primarily in U. S. Treasury securities. The Company has not experienced any significant losses on its cash accounts or short-term investments.

    Fair Value of Financial Instruments--The Company's carrying amounts of its financial assets and liabilities approximate their fair value due to the short-term nature of the assets and liabilities.

    Major Customers--One customer accounted for 98% and 75% of product sales for the years ended March 31, 1998 and 1997, respectively. Three customers individually accounted for 21%, 26% and 46%, respectively, of fiscal year 1996 product sales. Export sales, which accounted for 2% in the current fiscal year, were to one customer in Japan, and 81% of product sales for the year ended
March 31, 1997 were primarily to one customer in Europe. Export sales, all of which were to Japan, accounted for 51% of product sales in fiscal year 1996.

    Supplemental Cash Flow Information--The Company had the following noncash financing and investing activities for the period September 23, 1983 (inception) through March 31, 1998: Common Stock issued upon the conversion of $720,000 of Series B preferred stock during fiscal year 1990; Common Stock issued upon the conversion of long-term debt in the amount of $250,000 in fiscal year 1996; option income of $100,000 recognized from an amount previously classified as a customer advance during fiscal year 1996; capital lease obligations incurred totaling $229,000, of which $24,000 was incurred in fiscal year 1996 and $29,000 was incurred in fiscal year 1998, and; non-cash convertible preferred stock dividends of $6,822,000 and $1,696,000 in fiscal years 1998 and 1997, respectively.

    Reclassifications--Certain items in prior years' consolidated financial statements have been reclassified to conform to the current year's presentation.

2. STOCKHOLDERS' EQUITY

    Private Placements of Equity Securities--In fiscal year 1997, the Company completed a private equity financing ("1997 Private Placement") in two stages with the initial closing completed on December 19, 1996 (the "Initial Closing") and the final closing completed on March 7, 1997 (the "Final Closing") in which it raised $8,542,000, net of offering expenses.

    The Company sold 100 Premium Preferred Units ("Units") at a price per Unit of $100,000, each Unit consisting of 500 shares of Convertible Preferred Stock ("Preferred Stock"), par value $25 per share, and 50,000 Common Stock Purchase Warrants ("Warrants"), to accredited individuals and institutional investors pursuant to Regulation D under the Securities Act of 1933, as amended. Each Warrant entitles the holder to purchase one share of Common Stock at a price of $1 per share and may be exercised until March 7, 2007.

    The initial conversion ratio for the Preferred Stock was 208.33 shares of Common Stock for each share of Preferred Stock. The 1997 Private Placement contained an adjustment provision to reset the conversion ratio under certain conditions. For Preferred Stock converted after March 7, 1998, the new conversion ratio is 290.89 shares of common stock for each share of Preferred Stock.

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

2. STOCKHOLDERS' EQUITY (CONTINUED)

    The subscribers to the Private Placement purchased the Units at a discount from the closing prices of the Company's common stock on the Initial Closing date of 23% and the Final Closing date of 36%. The detachable stock purchase warrants issued as part of the Units had a fair value at the date of issuance of $1,967,000. The aggregate value of the beneficial conversion feature and warrants at the date of issuance was $6,721,000 and has been recognized as a return to the Preferred Stockholders from the date of issuance of the Preferred Stock to the date in which the Preferred Stock was eligible for conversion into Common Stock. The reset of the conversion ratio during March 1998 generated an additional non-cash dividend of $2,576,000. Accordingly, non-cash dividends to preferred stockholders totaled $9,297,000, of which $7,227,000 and $1,696,000 were recognized during the years ended March 31, 1998 and 1997, respectively.

    Holders of the Preferred Stock will be entitled to receive dividends, when and if declared by the Board of Directors. The Company does not intend to pay cash dividends on the Preferred Stock or the underlying Common Stock for the foreseeable future. Liquidating rights for preferred stockholders are $260 per share plus accrued, but unpaid dividends.

    Certain of the subscribers to the Private Placement entered into a Lock-up Agreement ("Lock-up") with the Company. In the Lock-up, each subscriber agreed not to sell or exercise any of the securities contained in the Units until the underlying common stock is registered with the Securities and Exchange Commission. The Company filed a registration statement with respect to resale of the securities to be offered and the registration statement was effective on September 4, 1997. As of March 31, 1998, 25% of the securities remain subject to the Lock-up.

    The placement agent, Paramount Capital Inc. ("Paramount"), who is affiliated with certain significant shareholders of the Company, received an aggregate dollar commission of $900,000 and a non-accountable expense allowance of $410,753. The Company will also pay a commission to Paramount of 6% of the gross proceeds received upon any exercise of the Warrants. Additionally, in connection with the 1997 Private Placement and in connection with its provision of financial advisory services to the Company, Paramount received a Unit Purchase Option and an Advisory Option (the "Options") which, in the aggregate, entitle Paramount to purchase 25 Units at $110,000 per unit. Accordingly, the Options would entitle the holders thereof, upon exercise, to receive (i) 12,500 shares of Preferred Stock, convertible into 3,636,125 shares of Common Stock, and
(ii) Warrants to purchase 1,250,000 shares of Common Stock.

    Under the terms of the Placement Agency agreement the Company signed with Paramount, Paramount will provide financial advisory services to the Company for an 18 month period beginning after the final closing. The Company will pay Paramount $2,500 per month and has agreed to sell 2.5 Units at $110,000 per unit to Paramount. The convertible Preferred Stock contained in the Units convert into 363,613 shares of the Company's common stock ("Advisory Stock"). There are also warrants ("Advisory Warrants") to purchase 125,000 shares of the Company's common stock at $1 per share attached to the Units, which are exercisable until March 7, 2007. The Company valued the Advisory Stock at approximately $335,000 and the Advisory Warrants at approximately $162,000 using a valuation program in accordance with SFAS 123. The Company is amortizing these advisory services over 18 months beginning in April 1997.

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

2. STOCKHOLDERS' EQUITY (CONTINUED)

    During November 1995 the Company completed a private placement of 34.85 units at $100,000 per unit to "accredited" investors as defined by federal securities regulations. Each unit was comprised of 80,000 shares of the Company's common stock and 100,000 warrants to purchase one share of common stock per warrant at an exercise price of $1.00 per share for a period of ten years. The Company received net proceeds of $2,920,000 after issuance costs of $565,000 Included among the issuance costs was the payment of $314,000 in commissions and a non-accountable expense allowance of $139,000 to Paramount. The Company will also pay a commission to Paramount of 6% of the gross proceeds received upon any exercise of the warrants. Additionally, Paramount received
4.35625 unit purchase warrants at an exercise price $110,000 per unit, to purchase up to 784,125 shares of common stock.

    Warrants and Placement Agent's Unit Purchase Options--The table below summarizes the number of the Company's outstanding warrants and unit purchase options at March 31, 1998:

                                                               PLACEMENT
                                                                AGENT'S        OTHER
                                       CLASS A     CLASS B    OPTIONS AND   COMPENSATION
DESCRIPTION                           WARRANTS    WARRANTS     WARRANTS       WARRANTS       TOTAL
-----------                           ---------   ---------   -----------   ------------   ----------
Balance at March 31, 1997...........  8,385,150     309,734    4,638,408       403,600     13,736,892
Issued..............................                           1,031,880                    1,031,880
Exercised...........................    423,437                                               423,437
Cancelled/Expired...................                                           153,600        153,600
                                                                               -------     ----------
Balance at March 31, 1998...........  7,961,713     309,734    5,670,288       250,000     14,191,735
                                      =========   =========    =========       =======     ==========
Weighted Average Exercise Price.....      $1.00      $22.00        $1.06         $1.48          $1.49
                                      =========   =========    =========       =======     ==========

    The Company may redeem the warrants if the market price of the Company's Common Stock for the 20-day period exceeds $4 per share. 3,010,000 of the Class A Warrants expire in November 2005 and 4,952,000 expire in March 2007.

    As described in Note 4, a stipulated settlement agreement was completed in June 1994 under which the Company issued Class B warrants to purchase 309,734 shares of common stock at an exercise price of $22 per share, exercisable for a period of five years from date of issuance. The settlement warrants were issued on August 11, 1996 and expire in August 2001. The Company valued the Class B warrants using a generally accepted valuation program and determined that the value was immaterial.

    In May 1996, the Company entered into an agreement with Wound Healing of Oklahoma ("WHO"), under which the Company acquired an exclusive world-wide license to a certain Cancer Immunotherapy technology. Under the agreement, the Company granted WHO a ten-year warrant to purchase 100,000 shares of the Company's common stock at an exercise price of $2.25 per share valued at $50,000, and must pay a minimum royalty of $50,000 per year. The value of the warrant was based upon the negotiated terms of the agreement. The first year royalty is payable in two stages, 1) $25,000 due upon execution of the agreement and 2) $25,000 due upon submission of an Investigational New Drug ("IND") application to the U. S. Food and Drug Administration ("FDA"). The initial $25,000 was recognized as an expense upon execution of the agreement. The Company will record the balance of the expense related to the issuance of the warrant and pay the contingent portion of the minimum royalty if and when an IND is filed with the FDA concerning this technology.

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

2. STOCKHOLDERS' EQUITY (CONTINUED)

    In September 1996, the Company entered into a line of credit agreement with two of its stockholders under which the Company may borrow up to $500,000. The agreement called for interest at the rate of 12% per annum. In connection with the line of credit agreement, the Company granted the stockholders five-year warrants to purchase a total of 150,000 shares of the Company's common stock at an exercise price of $0.96. The warrants, which expire in October 2001, are valued at $20,000, which was recorded as interest during the period the line of credit facility was outstanding. The fair market value of the warrants was determined based upon rates for lines of credit with similar terms available to the Company at the date of grant. The line of credit was subsequently paid back in March 1997.

    Stockholders' Rights Plan--In April 1991, the Company's Board of Directors adopted a stockholders' rights plan. The plan provides for the distribution of preferred stock purchase rights to common stockholders which separate from the common stock ten business days following: (a) an announcement of an acquisition by a person or group ("Acquiring Party") of 15% or more of the outstanding common shares of the Company, (b) the commencement of a tender offer or exchange offer for 15% or more of the common shares, or (c) a merger or asset sale as defined in the agreement. Under the agreement, certain related parties are not considered to be an Acquiring Party. In addition, the plan was amended in November 1995 to allow Paramount (and its affiliates) associated with the November 1995 private placement to acquire up to 30% of the outstanding common shares of the Company without being characterized as an Acquiring Party and was additionally amended on December 17, 1996 to provide that Paramount (and its affiliates) would not be considered an Acquiring Party under the plan. One right attached to each share of common stock outstanding as of April 15, 1991 and attaches to all shares issued thereafter. Each right entitles the holder to purchase one one-hundredth of one share of Series R junior participating cumulative preferred stock, par value $25 per share ("unit of preferred stock"), at an exercise price of $120 per unit of preferred stock. The units of preferred stock are non redeemable, voting and are entitled to certain preferential dividend and liquidation rights. The exercise price and the number of units of preferred stock issuable are subject to adjustment to prevent dilution.

    If, after the rights have been distributed, the Company is a party to a business combination or other specifically defined transaction, each right (other than those held by the Acquiring Party) will entitle the holder to receive, upon exercise, units of preferred stock or shares of common stock of the surviving company with a value equal to two times the exercise price of the right. Alternatively, a majority of the independent Directors of the Company may direct the Company to exchange all of the then outstanding rights for common stock at an exchange ratio of one common share per right. The rights expire April 15, 2001 and are redeemable (at the option of a majority of the independent Directors of the Company) at $.01 per right at any time until the tenth day following an announcement of the acquisition of 15% or more of the Company's Common Stock.

    Common Stock Options--The Company is authorized to issue options of up to 6,418,000 common shares to directors, consultants and key employees under various stock option plans or by direct grant by the Company's Board of Directors. Incentive and non-qualified stock options are granted at prices not less than the fair market value at the date of grant. There were no options granted below fair market value during fiscal years 1998, 1997 and 1996. However, during fiscal year 1998, two employees were issued 75,000 shares of restricted stock at a fair market value of $0.875 per share which vest over

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

2. STOCKHOLDERS' EQUITY (CONTINUED)

a two year period. Options become exercisable in various increments over two through five years. Options expire if not exercised within 5-10 years from the date of grant.

    The following table summarizes stock option activity for the fiscal years ended March 31, 1996, 1997 and 1998:

                                                               NUMBER     WEIGHTED AVERAGE
                                                              OF SHARES    EXERCISE PRICE
                                                              ---------   ----------------
Outstanding April 1, 1995...................................  1,051,640        $ 8.87
      Granted...............................................    182,000        $ 2.21
      Exercised.............................................         --            --
      Canceled..............................................   (320,340)       $11.51
                                                              ---------        ------
Outstanding March 31, 1996..................................    913,300        $ 6.59
      Granted...............................................  1,054,000        $ 1.15
      Exercised.............................................         --            --
      Canceled..............................................   (257,300)       $ 5.10
                                                              ---------        ------
Outstanding March 31, 1997..................................  1,710,000        $ 3.08
      Granted...............................................    920,000        $ 1.17
      Exercised.............................................         --            --
      Canceled..............................................   (597,500)       $ 1.48
                                                              ---------        ------
Outstanding March 31, 1998..................................  2,032,500        $ 2.24
                                                              ---------        ------

    As of March 31, 1998, 4,310,000 shares remained available for grant under all plans. At March 31, 1998, options for 888,225 shares of common stock were exercisable at a weighted average exercise price of $3.45 per share and the remaining 1,144,275 become exercisable through 2002. At March 31, 1997, options for 489,725 common shares were exercisable at a weighted average exercise price of $6.78 per share.

    The Company has adopted the disclosure only provisions of SFAS 123 and continues to account for its stock-based awards using the intrinsic value method in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees and its related interpretations. Accordingly, no compensation expense has been recognized during fiscal years 1998, 1997 and 1996 for employee stock option and purchase plan arrangements. In fiscal year 1998, $5,000 of compensation expense was recognized related to restricted stock awards.

    Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected life of options. A change in those assumptions could result in a significant change in the calculated values. Pro forma disclosures as if the Company adopted the cost recognition requirements under SFAS 123 in fiscal years 1998 and 1997 are presented below.

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

2. STOCKHOLDER'S EQUITY (CONTINUED)

    If the computed fair values of the fiscal year 1998, 1997 and 1996 awards had been amortized to expense over the vesting period of the awards, the program effect would have been an increase to compensation expense and net loss of $383,000 or ($.04) per share, $113,000 or ($.01) per share and $40,000 or ($.01)
per share for the years ended March 31, 1998, 1997 and 1996, respectively. The proforma effect on net loss for fiscal years 1998, 1997 and 1996 is not representative of the proforma effect on net income or loss in future years because it does not take into consideration proforma compensation expense related to grants awarded prior to April 1, 1995.

    The following table summarizes significant ranges of outstanding and exercisable options at March 31, 1998:

                                                      OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                                                 ------------------------------      -----------------------------
                                                 WEIGHTED AVERAGE
                                                    REMAINING          WEIGHTED                           WEIGHTED
                                                   CONTRACTUAL         AVERAGE                            AVERAGE
                                   NUMBER              LIFE            EXERCISE          NUMBER           EXERCISE
RANGE OF EXERCISE PRICES          OF SHARES           (YRS)             PRICE          EXERCISABLE         PRICE
------------------------          ---------      ----------------      --------      ---------------      --------
$0.75-$1.13.................      1,525,000            8.9              $1.05            528,125           $1.11
1.75-2.50...................        183,500            7.9               2.04             95,200            2.03
3.50-5.13...................        197,000            6.4               4.91            137,900            4.91
6.25-10.00..................         67,000            5.1               9.09             67,000            9.09
15.00-16.88.................         60,000            2.7              16.57             60,000           16.57
                                  ---------            ---              -----            -------           -----
$0.75-16.88.................      2,032,500            8.3              $2.24            888,225           $3.45
                                  =========            ===              =====            =======           =====

    The weighted average fair value of options granted during fiscal years 1998, 1997 and 1996 was estimated at $0.58, $0.57 and $1.42 respectively. The Company's calculations were made using the Black Scholes option pricing model recognizing forfeitures as they occur with the following weighted average assumptions:

                                                               1998       1997       1996
                                                             --------   --------   --------
Expected Life..............................................    2.6        2.6        4.0
Interest Rate..............................................    5.8%       6.0%       6.0%
Volatility.................................................     75%        75%        84%
Dividend Yield.............................................      0%         0%         0%

3. DISTRIBUTION AND MARKETING AGREEMENTS

    In May 1996, the Company entered into a distribution agreement with a European dental company for it to become the exclusive European distributor for the Company's Periodontal Tissue Monitor ("the PTM") product. The Company made an initial shipment to the distributor and recorded revenue of $76,000 during the year ended March 31, 1997. No revenues were recorded in the current fiscal year under this agreement and the agreement terminated in November 1997.

    On June 23, 1997, the Company received approval from the United States Food and Drug Administration ("FDA") to begin commercial sales and distribution in the United States of its PTM product. During the current fiscal year, the Company signed two agreements with an international dental company for the exclusive five-year distribution of PTM worldwide, except in Japan. The company recorded $68,000 in revenues under the agreements during the current fiscal year.

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

3. DISTRIBUTION AND MARKETING AGREEMENTS (CONTINUED)

    During the year ended March 31, 1996 the Company entered into an agreement under which it granted exclusive rights relating to its Kephra(TM) photochromic technology. The agreement relates to the exclusive use of Kephra in the U.S. and Canadian soft-drink markets and expired in June 1997. The Company recorded $150,000 of revenues during fiscal 1996 under this agreement.

    In January 1996 the Company entered into an agreement under which it licensed its Sun Alert technology for exclusive worldwide use. The Sun Alert license is renewable each year with a minimum royalty payment of $5,000.

4. COMMITMENTS AND CONTINGENCIES

    Technology License Agreements--The Company enters into agreements relating to certain technologies which obligate the Company to pay royalties based on any sales of products incorporating such technologies and upon achievement of certain other milestones.

    In March 1998, the Company signed a license agreement for a compound called O(6) Benzylguanine ("BG") with the owners of the patents: Pennsylvania State University, the National Institutes of Health (NIH), the University of Chicago, and Case Western Reserve University, (collectively, the "Co-Owners"). Under the terms of the agreement, the Company has a six month evaluation period ending on September 17, 1998. The Company may terminate the agreement during the evaluation period and pay $75,000 to the Co-Owners. Accordingly, the Company recorded $75,000 in product development expenses under this agreement during Fiscal 1998.

    The Company may enter into a Cooperative Research and Development Agreement ("CRADA") with the NIH to fund studies and clinical trials. If the Company were to enter into a CRADA with the NIH, it would be obligated to provide funding of $125,000 each year for five years for research. If the Company elects to continue to develop the BG technology, it would be obligated to make additional milestone, royalty and patent reimbursement payments to the Co-Owners during the term of the License Agreement. The agreement also has a provision in which the Company may elect to make payments in common stock of the Company.

    In connection with the license agreement for BG, the Company entered into an introduction agreement with Paramount. The agreement provides for cash consideration of $100,000 plus reimbursement of expenses, as well as milestone payments in the Company's common stock of up to 1,000,000 shares if the BG compound successfully reaches certain milestones. The Company recorded $225,000 in product development expenses under this agreement during the current fiscal year. Paramount is affiliated with certain significant shareholders of the Company and a Paramount employee is a member of the Company's Board of Directors.

    In May 1996 the Company entered into an agreement with Wound Healing of Oklahoma ("WHO") under which it acquired an exclusive worldwide license to Cancer Immunotherapy technology. The agreement requires the Company to pay WHO a royalty ranging from 8% to 10% on any sales of products using the licensed technology, or from the sale of marketing rights associated with the technology. The Company also entered into a research agreement for one year, plus renewal options, with WHO. During fiscal years 1998 and 1997, the Company incurred research and development costs of $305,000 and $322,000, on developing this technology.

    The Company has an agreement with the Board of Trustees of the University of Illinois ("U of I") which grants the Company an exclusive license to certain technologies used in the PTM product and

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

4. COMMITMENTS AND CONTINGENCIES (CONTINUED)

requires the Company to pay a royalty, subject to reduction under certain circumstances, to U of I equal to 5% of any sales of PTM. No royalties were recorded under the agreement in fiscal year 1998.

    Leases--The capitalized cost and accumulated depreciation of property under capital lease obligations included in property and equipment is as follows:

                                                                   MARCH 31
                                                              -------------------
                                                                1998       1997
                                                              --------   --------
Office furniture and equipment..............................  $28,393    $23,918
Less accumulated depreciation...............................   (3,155)    (6,176)
                                                              -------    -------
Net property under capital lease obligations................  $25,238    $17,742
                                                              =======    =======

    Future minimum lease commitments and rental payments are summarized as follows for the year ending March 31:

                                                              CAPITAL    OPERATING
                                                               LEASES      LEASE
                                                              --------   ---------
1999........................................................  $ 6,519     $34,078
                                                                          =======
2000........................................................    6,519
2001........................................................    6,519
2002........................................................    6,519
2003........................................................    6,519
  Thereafter................................................    1,630
                                                              -------
                                                               34,225
  Less imputed interest.....................................   (7,575)
                                                              -------
  Present value of minimum future lease payments............  $26,650
                                                              =======

    At March 31, 1998, the Company occupied approximately 3,400 square feet of office and laboratory space in San Diego, California under a lease which expires in February 1999. The lease has no renewal options. Total rent expense for the fiscal years ended March 31, 1998, 1997 and 1996, and the period September 23, 1983 to March 31, 1998 was $45,472, $136,831, $132,766 and $1,559,483,
respectively.

    Employment Agreement--The Company entered into an employment agreement with Dr. H. Laurence Shaw, its Chairman, President and Chief Executive Officer for an initial two year period beginning December 17, 1996, subject to renewal upon mutual agreement. Pursuant to the agreement, the Company has agreed to pay
Dr. Shaw an initial base salary, subject to certain annual increases. Dr. Shaw will also be entitled to receive a minimum annual bonus with an additional annual milestone-based bonus at the discretion of the Board of Directors of up to an additional 50% of base salary. In connection with the execution of the agreement, Dr. Shaw was paid a signing bonus. Pursuant to the terms of agreement, Dr. Shaw was granted qualified incentive stock options to purchase 675,000 shares of the common stock of the Company, exercisable for a period of ten years, at an exercise price equal to the fair market value on the date of issuance, with vesting ratably over a three year period from the date of grant.

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

4. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    Under the terms of Dr. Shaw's employment agreement, the Company is required to pay all of Dr. Shaw's relocation expenses. The Board of Directors approved an interest free bridge loan of $300,000 to Dr. Shaw for the purpose of acquiring a new residence in California prior to the sale of his New Jersey residence. The loan, which was made on May 1997, was paid back in September 1997. The Company paid $182,000 in relocation expenses under the employment agreement during fiscal year 1998.

    Consulting Agreements--As compensation for services rendered, the Company paid annual consulting fees to its former Chairman of $37,500 and $87,500 for fiscal years 1997 and 1996, respectively.

    In December 1996, Dr. Jerry Weisbach was appointed to the Board of Directors of the Company. The Company also entered into a consulting agreement with Dr. Weisbach to provide advisory services to the Company. Dr. Weisbach was paid $30,600 and $9,000 during the fiscal years 1998 and 1997, respectively.
Dr. Weisbach resigned from the Board of Directors in January 1998 and the consulting agreement was terminated.

    Litigation--During 1992, the Company was the target of a consolidated stockholder class action complaint. Although management believed the claim to be without merit, the Company concluded that it was in the best interest of the Company to settle the matter. Such action was ultimately settled during fiscal 1995 with a cash payment of $2,800,000 to the plaintiff class, all of which was paid by the Company's insurers. Additionally, in fiscal year 1997, the Company issued to the plaintiff class five year Class B Warrants to purchase 309,734 shares of Common Stock at an exercise price of $22 per share. The Class B Warrants were issued on August 11, 1997 and expire in August 2001. The Company valued the Class B warrants using a generally accepted valuation model and determined that the value was immaterial.

5. INCOME TAXES

    Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                      MARCH 31
                                                              -------------------------
                                                                 1998          1997
                                                              -----------   -----------
Deferred tax assets:
  Capitalized research expense..............................  $   226,000   $   276,000
  Accruals not currently deductible.........................       53,000        41,000
  Net operating loss carryforwards..........................   12,388,000    11,647,000
  Capitalized technology....................................      646,000            --
  Research and development and other credits................      577,000       634,000
                                                              -----------   -----------
    Total deferred tax credits..............................   13,890,000    12,598,000
Deferred tax liabilities-patent expense.....................      (44,000)      (65,000)
                                                              -----------   -----------
    Total net deferred tax assets...........................   13,846,000    12,533,000
Valuation allowance for deferred tax assets.................  (13,846,000)  (12,533,000)
                                                              -----------   -----------
    Net deferred tax assets.................................  $        --   $        --
                                                              ===========   ===========

    A valuation allowance of $13,846,000 and $12,533,000 at March 31, 1998 and 1997, respectively, has been recognized as an offset to the deferred tax assets as realization of such assets is uncertain. At

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

5. INCOME TAXES (CONTINUED)

March 31, 1998, the Company has federal and California tax net operating loss carryforwards of approximately $33,077,000 and $9,175,000, respectively. The Company also has federal and California research and other credit carryforwards of approximately $442,000 and $135,000, respectively. The difference between the tax loss and credit carryforwards for federal and California purposes is attributable to the capitalization of research and development expenses for California tax purposes and a required 50% limitation in the utilization of California tax loss carryforwards. The federal and California tax loss carryforwards and the credit carryforwards expire beginning in Fiscal 1999 through 2013, unless previously utilized.

    The Internal Revenue Code ("the Code") includes provisions which significantly limit potential use of net operating losses in situations where there is a change in ownership of more than 50% during a three-year period. Accordingly, if a change in ownership occurs, the ultimate benefit realized from these carryovers may be significantly reduced in total, and the amount that may be utilized in any given year may be significantly limited. The State of California has enacted similar legislation. The common stock issuance of November 27, 1995 in combination with other stock issuances completed by the Company during the past three years have resulted in a change in ownership as of November 27, 1995 as defined in the Code. Accordingly, the Company has federal and California net operating losses in the amount of $25,175,000 and $6,526,000 respectively that are currently subject to the annual limitation. Approximately $605,000 of these net operating losses become available for use each year. The remaining federal and California net operating losses of approximately $7,902,000 and $2,649,000, respectively, are not subject to the annual limitation since these losses occurred after the ownership changes.

6. OPTION TO ACQUIRE BINARY THERAPEUTICS, INC.

    On June 4, 1996 the Company entered into an agreement with Binary Therapeutics, Inc. ("BTI") under which the Company was granted an option to acquire BTI, a development stage company with certain technologies in the area of Photodynamic Therapy ("PDT") for cancer. The agreement, as amended, gives the Company the right to acquire BTI by a merger of BTI into a wholly-owned subsidiary of the Company. In February 1997, the Company and BTI agreed to extend the period during which the Company may exercise its option to acquire BTI from April 30, 1997 until such time as BTI has completed human clinical trials of Boronated Porphyrin Compound ("BOPP") at an agreed upon dose level (the "Option Period"). The Option Period was extended at the Company's request to enable BTI to complete preclinical studies, to commence clinical trials in humans and to demonstrate that a given dose level of BOPP in humans would not cause certain adverse events. Accordingly, the Company has deferred its election to exercise the option.

    The agreement calls for the Company to issue common stock to the BTI stockholders with an aggregate acquisition value of $6,000,000. The number of shares of the Company's common stock to be issued ranges from 1,000,000 to 3,000,000 shares, and is to be determined based upon the market price of the Company's common stock prior to the date of exercise. The agreement has been approved by a majority of the stockholders of BTI. The Company's Board of Directors voted to approve the merger, however the merger is also subject to shareholder approval for the issuance of additional shares of common stock. One of the Company directors is also a director of BTI.

    Under the agreement, the Company will assist BTI during the option period in preparing the PDT products for advancement into human clinical trials. The Company pays substantially all of BTI's operating expenses which are comprised primarily of product development costs. The Company is also

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

6. OPTION TO ACQUIRE BINARY THERAPEUTICS, INC. (CONTINUED)

required to advance to BTI funds to repay $664,000 of indebtedness, including accrued interest as part of the acquisition price of BTI. Certain holders of such indebtedness are shareholders of the Company. In exchange for such funding, BTI will issue convertible notes to the Company which may be converted into BTI equity at the Company's option or if the merger is not consummated. The Company has elected to record all advances to BTI as product development expense in the period incurred due to uncertainties regarding the ultimate value to be realized from the convertible notes. During the fiscal years ended March 31, 1998 and 1997, the Company advanced $1,176,000 and $1,282,000, respectively to BTI.

7. OTHER RELATED PARTY TRANSACTIONS

    For the period September 23, 1983 to March 31, 1995, the Company incurred expenses, principally for financial consulting services inclusive of finder's fees on Company financing of $861,928 to related entities.

8. SUBSEQUENT EVENTS

    Potential Delisting from the American Stock Exchange

    On June 24, 1998, the Company received notice from the American Stock Exchange ("AMEX") that Amex intends to take action to remove the Company's Common Stock from the AMEX because the Company no longer satisfies all of the financial guidelines of the AMEX for continued listing. The Company notified the Board of Governors of AMEX that intends to appeal the decision to remove the Company's Common Stock from the AMEX. There can be no assurance that the appeal by the Company will be successful, and that the listing will be continued. The Company is taking measures to ensure that in the event of an unsuccessful appeal, an orderly transition will occur and that its Common Stock will commence trading on the NASD Electronic Bulletin Board.

    Security Private Placement Financing

    The Company entered into a Placement Agency agreement with Paramount to do an additional private placement financing ("Private Placement"). Under the terms of the agreement, the placement agent will use its best efforts to sell 60 Units for $100,000 each, which consist of 50,000 shares of Series A Convertible Preferred Stock ("Units"), valued at $2.00 per share of BG Development Corp. ("BGDC"), a wholly-owned subsidiary of the Company. The Units are redeemable in cash or common stock of the Company under certain circumstances. The Private Placement, as presently structured, would raise minimum gross proceeds of $1,000,000 and maximum gross proceeds of $6,000,000 with a provision for the placement agent to sell an additional 40 Units as an over-allotment of up to $4,000,000. Seventy-five percent of the net proceeds of the Private Placement will be used by BGDC for development costs associated with BG technology acquired during fiscal 1998 (Note 4). Twenty-five percent of the net proceeds of the Private Placement will go to the Company to be used for general purposes.

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

8. SUBSEQUENT EVENTS (CONTINUED)

    At all times while the Units remain outstanding, the preferred stock shall accrue dividends as follows:

DIVIDEND DATE                                                     DIVIDEND AMOUNT
-------------                                                     ---------------
From final closing to 30 months.............................  $1.99 per share
30-36 months after closing..................................  $0.82 per share
36-42 months after closing..................................  $0.82 per share
42-48 months after closing..................................  $1.16 per share
42-60 months after closing..................................  $1.16 per share
After 60 months.............................................  Compounded rate of 35%

    On June 22, 1998, the Company did an initial closing on 29 Units of the private placement described above for gross proceeds of $2,900,000 (net proceeds of $2,600,000).

9. 1997 RESTATEMENT

    Subsequent to the issuance of the Company's 1997 financial statements, the Company's management determined that the accounting for the convertible Preferred Stock issued in the fiscal year did not reflect the value of the detachable stock purchase warrants issued in connection with the 1997 Private Placement described in Note 2. The fair value of such warrants, as calculated by an independent valuation consulting firm, was $1,967,000, and is being recorded as a return to the Preferred Stockholders from the date of issue of the Preferred Stock to the date in which the Preferred Stock was eligible for conversion into Common Stock. As a result, net loss applicable to Common Shareholders and net loss per share for Fiscal 1997 have been restated from the amounts previously reported. Such restatement also resulted in a $530,950 increase in both capital in excess of par value and the deficit accumulated in development stage.

    A summary of the effect of the restatement is as follows:

                                                                       SEPTEMBER 23,
                                                                     1983 (INCEPTION)      SEPTEMBER 23,
                                        FISCAL 1997    FISCAL 1997   TO MARCH 31, 1997   1983 (INCEPTION)
                                       AS PREVIOUSLY       AS          AS PREVIOUSLY     TO MARCH 31, 1997
                                         REPORTED       RESTATED         REPORTED           AS RESTATED
                                       -------------   -----------   -----------------   -----------------
Convertible preferred stock
  dividends..........................   $ 1,165,261    $ 1,696,211     $  1,165,261        $  1,696,211
                                        -----------    -----------     ------------        ------------
Net loss applicable to common
  shareholders.......................   $(5,062,627)   $(5,593,577)    $(33,356,189)       $(33,887,139)
                                        -----------    -----------     ------------        ------------
Net loss per share of common stock-
  basic and diluted..................   $     (0.62)   $     (0.69)
                                        ===========    ===========

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                              DECEMBER 31, 1998   MARCH 31, 1998
                                                              -----------------   --------------
ASSETS
Current Assets:
  Cash and cash equivalents.................................     $ 3,561,557       $ 3,290,176
  Accounts receivable, net..................................          15,236                --
  Inventory.................................................              --            38,637
  Prepaid expenses..........................................          63,261            85,053
                                                                 -----------       -----------
      Total current assets..................................       3,640,054         3,413,866

  Property and equipment, net...............................          48,050            71,840
  Patent costs, net.........................................         105,322           104,981
                                                                 -----------       -----------
      TOTAL ASSETS..........................................     $ 3,793,426       $ 3,590,687
                                                                 ===========       ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................     $   654,271       $   661,371
  Accrued expenses..........................................         476,864           201,125
  Current portion of capital leases.........................           4,381             4,066
                                                                 -----------       -----------
      Total current liabilities.............................       1,135,516           866,562
                                                                 -----------       -----------

  Capital leases............................................          19,261            22,584
  Minority interest.........................................       4,665,323                --
                                                                 -----------       -----------
Stockholders' Equity/(Deficiency):
  Convertible preferred stock, $25 par value, 2,000,000
    shares authorized; 36,196 and 40,090 issued and
    outstanding at December 31,1998 and March 31, 1998,
    respectively............................................         904,938         1,002,288
  (liquidation preference $9,410,960 and $10,423,400,
    respectively)
  Common stock, $.02 par value, 100,000,000 shares
    authorized; 12,513,656 and 10,777,234 shares issued and
    outstanding at December 31, 1998 and March 31, 1998,
    respectively............................................         250,269           215,545
  Capital in excess of par value............................      48,384,983        46,969,197
  Deficit accumulated during the development stage..........     (51,566,865)      (45,485,489)
                                                                 -----------       -----------
      Total stockholders' equity/(deficiency)...............      (2,026,674)        2,701,541
                                                                 -----------       -----------
      TOTAL LIABILITIES AND STOCKHOLDERS'
        EQUITY/(DEFICENCY)..................................     $ 3,793,426       $ 3,590,687
                                                                 ===========       ===========

                See Notes to Consolidated Financial Statements.

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                 THREE MONTHS ENDED             NINE MONTHS ENDED
                                     DECEMBER 31                   DECEMBER 31           SEPTEMBER 23, 1983
                             ---------------------------   ---------------------------     (INCEPTION) TO
                                1998           1997           1998           1997        DECEMBER 31, 1998
                             -----------   -------------   -----------   -------------   ------------------
                                           (AS RESTATED)                 (AS RESTATED)
REVENUES
Product sales..............  $     2,120    $    68,810    $     6,136    $    69,510       $  2,025,877
License fees and
  royalties................           --            145             --            332            486,612
Contract research..........           --             --             --             --            268,063
Marketing rights...........           --             --             --             --          1,311,500
Interest and other.........       50,609         59,175        149,963        224,834          2,063,621
                             -----------    -----------    -----------    -----------       ------------
Total revenues.............       52,729        128,130        156,099        294,676          6,155,673
                             -----------    -----------    -----------    -----------       ------------
COSTS AND EXPENSES
Cost of product sales......       13,497         87,471         41,075        122,792          3,179,470
Product development........      331,856        411,042      1,312,324      1,433,306         18,473,285
General and
  administrative...........      812,724        474,538      1,590,292      1,672,782         19,442,039
Business development and
  marketing................        4,345         36,888         26,901        159,128          3,803,790
Interest and other.........      112,963          1,598        131,585         55,725            765,560
                             -----------    -----------    -----------    -----------       ------------
Total costs and expenses...    1,275,385      1,011,537      3,102,177      3,443,733         45,664,144
                             -----------    -----------    -----------    -----------       ------------
Loss applicable to minority
  interest.................       73,608             --        159,083             --            159,083
Net loss...................   (1,149,048)      (883,407)    (2,786,995)    (3,149,057)       (39,349,388)
                             -----------    -----------    -----------    -----------       ------------
Convertible preferred stock
  dividends................           --        932,170      3,294,381      4,360,158         12,217,477
Net loss applicable to
  common shareholders......  $(1,149,048)   $(1,815,577)   $(6,081,376)   $(7,509,215)      $(51,566,865)
                             ===========    ===========    ===========    ===========       ============
Net loss per share of
  common stock-basic and
  diluted..................  $     (0.09)   $     (0.18)   $     (0.52)   $     (0.84)
                             -----------    -----------    -----------    -----------
Weighted average common
  stock outstanding........   12,356,069      9,986,058     11,681,950      8,906,236
                             ===========    ===========    ===========    ===========

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY/(DEFICIENCY) (UNAUDITED)

                                                                                                         DEFICIT
                                            CONVERTIBLE                                                ACCUMULATED
                                          PREFERRED STOCK           COMMON STOCK          CAPITAL       DURING THE
                                       ---------------------   ----------------------    IN EXCESS     DEVELOPMENT
                                        SHARES    PAR VALUE      SHARES     PAR VALUE   OF PAR VALUE      STAGE          TOTAL
                                       --------   ----------   ----------   ---------   ------------   ------------   -----------
Balance at March 31, 1997
  (as restated)......................   50,000    $1,250,038    8,151,029   $163,021    $38,805,489    $(33,887,139)  $ 6,331,409
Exercise of warrants.................                             420,312      8,406        386,687                       395,093
Issuance of common stock
  for services.......................                               1,143         20            980                         1,000
Conversion of preferred
  stock into common stock............   (8,394)     (209,850)   1,748,753     34,975        174,875                            --
Preferred stock unit purchase
  option compensation for
  financial advisory services........                                                       248,666                       248,666
Convertible preferred stock
  dividends (as restated)............                                                     4,360,158     (4,360,158)            --
Net loss.............................                                                                   (3,149,057)    (3,149,057)
                                                                                                       ------------   -----------

Balance at December 31, 1997
  (as restated)......................   41,606    $1,040,188   10,321,237   $206,422    $43,976,855    $(41,396,354)  $ 3,827,111
                                        ------    ----------   ----------   --------    -----------    ------------   -----------

Balance at March 31, 1998............   40,090    $1,002,288   10,777,234   $215,545    $46,969,197    $(45,485,489)  $ 2,701,541
Exercise of warrants.................                               1,563         31          1,438                         1,469
Common stock issued for services.....                             571,172     11,423        251,194                       262,617
Preferred stock unit purchase
  option as compensation for
  financial advisory services........                                                       138,165                       138,165
Conversion of preferred stock
  into common stock..................   (3,894)      (97,350)   1,163,687     23,270         74,080                            --
Convertible preferred
  stock dividends....................                                                       374,056     (3,294,381)    (2,920,325)
Proceeds from subsidiary
  preferred stock issuance...........                                                       576,853                       576,853
Net loss.............................                                                                   (2,786,995)    (2,786,995)
                                                                                                       ------------   -----------
Balance at December 31, 1998.........   36,196    $  904,938   12,513,656   $250,269    $48,384,983    $(51,566,865)  $(2,026,674)
                                        ======    ==========   ==========   ========    ===========    ============   ===========

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                         NINE MONTHS ENDED
                                                            DECEMBER 31          SEPTEMBER 23, 1983
                                                     -------------------------     (INCEPTION) TO
                                                        1998          1997       DECEMBER 31, 1998
                                                     -----------   -----------   ------------------
OPERATING ACTIVITIES
Net loss...........................................  $(2,786,995)  $(3,149,057)     $(39,349,386)
Adjustments to reconcile net loss to net cash used
  by operating activities:
Depreciation and amortization......................       53,357        62,742         1,718,358
Loss allocated to minority interest................     (159,083)           --          (159,083)
Non-cash expense upon issuance of common stock
  options, common stock and warrants...............      400,782       248,666         1,252,643
Net book value of asset disposals..................       70,871        58,534           312,563
Option income from retirement of stock or amounts
  previously advanced by customer..................           --            --          (400,000)
Changes in assets and liabilities:
  Accounts receivable..............................      (15,236)       23,996           (15,236)
  Inventory........................................       38,637         3,040                --
  Prepaid expenses and other assets................       21,792       (20,311)          (74,236)
  Accounts payable.................................       (7,100)     (486,751)          654,271
  Accrued expenses.................................      275,739        87,647           332,841
  Customer advances................................           --            --           140,863
  Other liabilities................................           --         1,506            (4,869)
                                                     -----------   -----------      ------------
Net cash used by operating activities..............   (2,107,236)   (3,169,988)      (35,591,271)

INVESTING ACTIVITIES
Purchases of short-term investments................           --            --       (10,461,867)
Maturities of short-term investments...............           --     1,484,788        10,461,867
Capital expenditures...............................       (6,213)      (16,637)         (854,142)
Patent costs.......................................      (94,566)      (58,321)       (1,071,938)
Other..............................................          316            --             8,145
                                                     -----------   -----------      ------------
Net cash provided (used) by investing activities...     (100,463)    1,409,830        (1,917,935)

FINANCING ACTIVITIES
Issuance of notes payable..........................           --            --         2,183,867
Repayment of notes payable.........................           --            --        (1,965,124)
Repayment of capital lease obligations.............       (3,324)       (3,592)         (186,871)
Long-term customer advances........................           --            --           100,000
Issuance of common and preferred stock.............      578,322       396,093        39,034,809
Minority interest investment in subsidiary.........    1,904,082            --         1,904,082
                                                     -----------   -----------      ------------
Net cash provided by financing activities..........    2,479,080       392,501        41,070,763
                                                     -----------   -----------      ------------
Net increase (decrease) in cash and cash
  equivalents......................................      271,381    (1,367,657)        3,561,557
Cash and cash equivalents at beginning of period...    3,290,176     1,784,599                --
                                                     -----------   -----------      ------------
Cash and cash equivalents at end of period.........  $ 3,561,557   $   416,942      $  3,561,557
                                                     ===========   ===========      ============

                See Notes to Consolidated Financial Statements.

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.  PRINCIPLES OF INTERIM PERIOD REPORTING

    The consolidated financial statements include the accounts of Pacific Pharmaceuticals, Inc. and its wholly owned subsidiaries, Perio Test, Inc., XYX Acquisition Corp. and BG Development Corp., a majority owned subsidiary, (collectively the "Company"). All significant intercompany balances and transactions have been eliminated.

    The Company has not earned significant revenues from planned principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("FAS 7"). Among the disclosures required by FAS 7 are that the Company's financial statements be identified as those of a development stage enterprise, and that certain consolidated financial statements disclose activity since the date of the Company's inception.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results may differ from those estimates.

    In the opinion of the Company, the unaudited consolidated financial statements contain all of the adjustments, consisting only of normal recurring adjustments and accruals, necessary to present fairly the financial position of the Company as of December 31, 1998 and March 31, 1998, results of operations for the nine months ended December 31, 1998 and 1997 (as restated) and from September 23, 1983 (inception) to December 31, 1998 and cash flows for the nine months ended December 31, 1998 and 1997 and from September 23, 1983 (inception) to December 31, 1998. The results of operations for the nine months ended December 31, 1998 are not necessarily indicative of the results to be expected in subsequent periods or for the year as a whole. For further information, refer to the consolidated financial statements and footnotes thereto as set forth in the Company's Annual Report on Form 10-K and 10-K/A for the year ended
March 31, 1998.

    The Company adopted Financial Accounting Standards Board Statement No. 128 ("FAS 128"), EARNINGS PER SHARE (EPS). This statement requires the presentation of earnings per share to reflect both "Basic EPS" as well as "Diluted EPS" on the face of the statement of operations. In general, Basic EPS is a function of weighted average number of common shares outstanding for the periods. Diluted EPS does reflect the potential dilution created by stock issuable pursuant to outstanding options, warrants, convertible debt or equity securities and other contingently issuable shares. The requirements of FAS 128 have been applied retroactively to all periods presented. There was no impact on reported net loss per common share as a result of the adoption of this FAS.

2.  BGDC PRIVATE PLACEMENT FINANCING AND MINORITY INTEREST

    During the nine months ended December 31, 1998, the Company entered into a placement agency agreement with Paramount Capital Inc. ("Paramount). Under the terms of the agreement, Paramount was to use its best efforts to sell up to 60 Units (with an overallotment option for an additional 40 Units) for $100,000 per unit, which consist of 50,000 shares of Series A Convertible Preferred Stock ("BGDC Units"), valued at $2.00 per share of BG Development Corp. ("BGDC"). The BGDC Units are redeemable in cash by BGDC and the BGDC Units may be exchanged for cash or common stock of the Company under the circumstances described in the subscription agreement between the

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

2.  BGDC PRIVATE PLACEMENT FINANCING AND MINORITY INTEREST (CONTINUED)

Company and shareholders of BGDC. Pursuant to the subscription agreement, seventy-five percent of the net proceeds are allocated to BGDC for development costs associated with O6 Benzylguanine technology. Twenty-five percent of the net proceeds of the BGDC private placement went to the Company to be used for general purposes.

    The BGDC Units accrue dividends as follows:

          DIVIDEND DATE                     DIVIDEND AMOUNT
          -------------            ---------------------------------
Upon final closing...............  $1.99 per share
30-36 months after closing.......  $0.82 per share
36-42 months after closing.......  $0.82 per share
42-48 months after closing.......  $1.16 per share
48-60 months after closing.......  $1.16 per share
After 60 months..................  Compounded rate of 35%

    On June 22, 1998, the Company completed a closing on 29.35 BGDC Units of the private placement for gross proceeds of $2,900,000 (net proceeds of $2,455,000). Paramount, who is affiliated with certain significant shareholders of the Company, received an aggregate dollar commission of $264,000 and a non-accountable expense allowance of $117,000 as compensation for the BGDC private placement. Additionally, Paramount received warrants to purchase 10% of the number of BGDC Units issued in the private placement at $110,000 per unit. BGDC and Paramount also entered into a 24 month Financial Advisory Services Agreement in which BDGC will pay Paramount $3,000 per month for such services plus warrants ("Advisory Warrants") to purchase 15% of the number of BGDC Units issued in the private placement at $110,000 per Unit. The Company valued the Advisory Warrants at $88,000 and is amortizing these advisory services over a 24 month period ending in June 2000.

    Subsequent to the closing of the private placement, BGDC Preferred Stockholders own 16.4% of voting rights in BGDC. This minority interest, as reflected in the accompanying Consolidated Balance Sheet as of December 31, 1998, includes the initial net proceeds to BGDC of $1,886,000, plus the initial dividend of $2,920,000, or $1.99 per preferred share outstanding, paid in capital associated with the amortization of the Advisory Warrants and 16.4% of BGDC's operating loss through December 31, 1998.

    BGDC and the Company have entered into a one-year renewable Corporate Services and Management Agreement pursuant to which the Company will provide financial/accounting, administrative, advisory and managerial support to BGDC. For such services, the Company will receive from BGDC a management fee equal to $500,000 per year, payable in equal monthly installments. The Company does not expect any further closings to occur for the private placement.

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

3. TERMINATION OF PTM PRODUCT

    During the quarter ended December 31, 1998, the Company determined that it would no longer continue to sell its Periodontal Tissue Monitor ("PTM") product. In that connection, the Company recorded an expense of $113,000, which consists of the following:

                                                             AMOUNT
                                                            --------
Inventory.................................................  $ 55,000
Unamortized patent costs..................................    58,000
                                                            --------
    Total.................................................  $113,000
                                                            ========

4.  NON-CASH CONVERTIBLE PREFERRED STOCK DIVIDENDS

    In fiscal year 1997, the Company completed a private equity financing ("1997 Private Placement") in two stages with the initial closing completed on December 19, 1996 (the "Initial Closing") and the final closing completed on March 7, 1997 (the "Final Closing") in which it raised $8,542,000, net of offering expenses.

    The Company sold 100 Premium Preferred Units ("Units") at a price per Unit of $100,000, each Unit consisting of 500 shares of Convertible Preferred Stock ("Preferred Stock"), par value $25 per share, and 50,000 detachable Common Stock Purchase Warrants ("Warrants"), to accredited individuals and institutional investors pursuant to Regulation D under the Securities Act of 1933, as amended. Each Warrant entitles the holder to purchase one share of Common Stock at a price of $1 per share and may be exercised until March 7, 2007.

    The initial conversion ratio for the Preferred Stock was 208.33 shares of Common Stock for each share of Preferred Stock. The 1997 Private Placement contained an adjustment provision to reset the conversion ratio under certain conditions. For Preferred Stock converted after March 7, 1998, the new conversion ratio is 290.89 shares of common stock for each share of Preferred Stock.

    The subscribers to the Private Placement purchased the Units at a discount from the closing prices of the Company's common stock on the Initial Closing date of 23% and the Final Closing date of 36%. The detachable stock purchase warrants issued as part of the Units had a fair value at the date of issuance of $1,967,000. The aggregate value of the beneficial conversion feature and warrants at the date of issuance was $6,721,000 and has been recognized as a return to the Preferred Stockholders from the date of issuance of the Preferred Stock to the date in which the Preferred Stock was eligible for conversion into Common Stock. The reset of the conversion ratio during March 1998 generated an additional non-cash dividend of $2,576,000.

    As discussed in Note 2, the BGDC private placement includes a provision that the subscribers are entitled to receive $1.99 per share dividends declared by to Board of Directors of BGDC. The dividends of $2,920,000, which have been credited to minority interest during the nine months ended December 31, 1998, accumulate until paid in cash or common stock by BGDC.

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

4.  NON-CASH CONVERTIBLE PREFERRED STOCK DIVIDENDS (CONTINUED)

    Below is a summary of Preferred Stock Dividends recognized during the periods indicated:

                                   THREE MONTHS ENDED          NINE MONTHS ENDED
                                      DECEMBER 31,               DECEMBER 31,          SEPTEMBER 23, 1983
                                ------------------------   -------------------------     (INCEPTION) TO
                                  1998         1997          1998          1997        DECEMBER 31, 1998
DESCRIPTION                     --------   -------------   ---------   -------------   ------------------
                                           (AS RESTATED)               (AS RESTATED)
Dividend from beneficial
Conversion feature............       --          665,786     128,036       3,114,179        4,754,075
Dividend from reset of
  conversion..................       --               --     194,752              --        2,576,077
Dividend from warrant
  valuation...................       --          266,384      51,268       1,245,979        1,967,000
BGDC Preferred Stock
  dividends...................       --               --   2,920,325              --        2,920,325
                                -------    -------------   ---------   -------------       ----------
    Total.....................       --          932,170   3,294,381       4,360,158       12,217,477
                                =======    =============   =========   =============       ==========

5.  1997 RESTATEMENT

    Subsequent to the issuance of the Company's 1997 financial statements, the Company's management determined that the accounting for the convertible Preferred Stock issued during the fiscal year did not reflect the value of the detachable stock purchase warrants issued in connection with the 1997 Private Placement described in Note 4. The fair value of such warrants, as calculated by an independent valuation consulting firm, was $1,967,000, and has been recorded as a return to the Preferred Stockholders from the date of issue of the Preferred Stock to the date in which the Preferred Stock was eligible for conversion into Common Stock. As a result, net loss applicable to Common Shareholders and net loss per share for the quarter ended December 31, 1997 and nine months ended December 31, 1997 have been restated from the amounts previously reported. Such restatement resulted in increases of $461,000 and $980,000 in both capital in excess of par value and the deficit accumulated in development stage for the quarter and nine months ended December 31, 1997, respectively.

                 PACIFIC PHARMACEUTICALS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

5.  1997 RESTATEMENT (CONTINUED)

    A summary of the effect of the restatement is as follows:

                                                QUARTER                      NINE MONTHS
                                                 ENDED         QUARTER          ENDED       NINE MONTHS
                                             DECEMBER 31,       ENDED       DECEMBER 31,       ENDED
                                                 1997        DECEMBER 31,       1997        DECEMBER 31,
                                             AS PREVIOUSLY       1997       AS PREVIOUSLY       1997
                                               REPORTED      AS RESTATED      REPORTED      AS RESTATED
                                             -------------   ------------   -------------   ------------
Convertible
Preferred stock
Dividends..................................   $   665,786    $   932,170     $ 3,114,179    $ 4,360,158
                                              -----------    -----------     -----------    -----------
Net loss applicable
To common
Shareholders...............................   $(1,549,193)   $(1,815,577)    $(6,263,236)   $(7,509,215)
                                              -----------    -----------     -----------    -----------
Net loss per
Share of
Common stock-
Basic and diluted..........................   $     (0.16)   $     (0.18)    $     (0.72)   $     (0.86)
                                              -----------    -----------     -----------    -----------

6.  PROPOSED MERGER

    On December 10, 1998, the Company entered into an Agreement and Plan of Merger ("Merger Agreement") with Procept, Inc. ("Procept"), a biopharmaceutical company engaged in the development of novel drugs for the prevention of infectious diseases. The Merger Agreement provides that each of the Company's shares of common stock (including preferred stock on an as converted basis into common stock) will convert into 0.11 shares of Procept common stock or a total of 2,755,000 Procept shares (of which 1,151,048 shares of Procept common stock to be issued in the merger to the holders of the Company's preferred stock shall be accompanied by certain contractual rights identical to contractual rights held by purchasers in Procept's 1998 private placement, and as a result of such contractual rights, the holders of the Company's preferred stock will also receive 470,137 additional Procept shares). In addition, Procept has agreed to assume an approximately $7.3 million obligation of the Company's subsidiary, BG Development Corp., and Procept has agreed to exchange all of the Company's outstanding warrant, unit purchase option and stock option obligations into like instruments of Procept. The merger remains contingent upon the final approval by both companies' shareholders. Both Companies' have scheduled Special Shareholders Meetings in mid-March 1999 to vote on the proposed merger.

    In conjunction with the Merger Agreement, the Company entered into a severence agreement with its former Chairman and President and recorded $325,000 liability under such agreement.

7.  SUBSEQUENT EVENTS

    On February 4, 1999, the Company completed the merger with Binary Therapeutics, Inc. ("BTI"). The Company issued 2,158,268 shares of its common stock and assumed notes payable and accrued interest totaling $727,000. The Company also assumed a common stock warrant obligation and an obligation to issue shares of its common stock to a licensor in the event certain regulatory milestones are achieved. The transaction will be accounted for as a purchase.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Binary Therapeutics, Inc.:

    We have audited the accompanying balance sheets of Binary
Therapeutics, Inc. (a development stage enterprise) as of September 30, 1998 and December 31, 1997, and the related statements of operations, stockholders' equity (deficit) and cash flows for the nine months ended September 30, 1998 and for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of Binary Therapeutics, Inc. at September 30, 1998 and December 31, 1997, and the results of its operations and its cash flows for the nine months ended September 30, 1998 and for the year ended
December 31, 1997 in conformity with generally accepted accounting principles.

    The Company is in the development stage as of September 30, 1998. As discussed in Note 1 to the financial statements, the Company has not yet completed clinical trials, or verified the market acceptance or demand for its research efforts.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise engaged in research and development of medical products with a primary focus on cancer treatment. As discussed in Note 1 to the financial statements, the continued net loss and accumulated deficit at September 30, 1998 raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

DELOITTE & TOUCHE LLP
San Diego, California
December 18, 1998

                           BINARY THERAPEUTICS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                 BALANCE SHEETS

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                          ASSETS
Current Assets:
Cash........................................................   $    1,715      $    1,214
Prepaid expenses............................................           --             333
                                                               ----------      ----------
Total current assets........................................        1,715           1,547
Property and equipment, net of accumulated depreciation.....        2,754           3,567
Patent costs, net of accumulated amortization...............       49,885          54,607
                                                               ----------      ----------
TOTAL ASSETS................................................   $   54,354      $   59,721
                                                               ==========      ==========

                          LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts payable............................................   $  102,045      $  125,458
Accrued expenses............................................          630          30,630
Accrued interest............................................      457,443         367,330
Notes payable...............................................    3,499,117       2,958,861
                                                               ----------      ----------
Total current liabilities...................................    4,059,235       3,482,279

Stockholders' Deficit:
Preferred stock, $.001 par value, 5,000,000 shares
  authorized................................................           --              --
Common stock, $.001 par value, 20,000,000 shares authorized;
  16,854,740 and 14,994,740 shares issued and outstanding
  September 30, 1998 and December 31, 1997, respectively....       16,855          14,995
Capital in excess of par value..............................    1,192,340         846,200
Deficit accumulated during the development stage............   (5,211,018)     (4,280,695)
Subscriptions receivable on sale of common stock............       (3,058)         (3,058)
                                                               ----------      ----------
Total stockholders' deficit.................................   (4,004,881)     (3,422,558)
                                                               ----------      ----------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT.................   $   54,354      $   59,721
                                                               ==========      ==========

                       See Notes to Financial Statements.

                           BINARY THERAPEUTICS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF OPERATIONS

                                                                                       (UNAUDITED)
                                                 NINE MONTHS ENDED    YEAR ENDED     OCTOBER 23, 1990
                                                   SEPTEMBER 30,     DECEMBER 31,     (INCEPTION) TO
                                                       1998              1997       SEPTEMBER 30, 1998
                                                 -----------------   ------------   ------------------
COSTS AND EXPENSES
Product development............................      $ 474,234       $ 1,199,603         $ 3,040,030
General and administrative.....................         24,476            79,898             484,528
Interest and other.............................        431,613           792,007           1,686,460
                                                     ---------       -----------         -----------
Total costs and expenses.......................        930,323         2,071,508           5,211,018
                                                     ---------       -----------         -----------
Net loss.......................................      $(930,323)      $(2,071,508)        $(5,211,018)
                                                     =========       ===========         ===========

                       See Notes to Financial Statements.

                           BINARY THERAPEUTICS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                                      DEFICIT
                                                                                                    ACCUMULATED
                                                                   COMMON STOCK        CAPITAL IN    DURING THE
                                                              ----------------------   EXCESS OF    DEVELOPMENT
                                                                SHARES     PAR VALUE   PAR VALUE       STAGE
                                                              ----------   ---------   ----------   ------------
Balance at October 23, 1990.................................          --         --                          --
Original issuance of common stock:
October 1990 at $.001 per share.............................   1,965,000    $ 1,965
                                                              ----------    -------
* Balance at December 31, 1990..............................   1,965,000      1,965                          --
Issuance of common stock:
September 1991..............................................     700,000        700
December 1991...............................................      40,000         40
                                                              ----------    -------
* Balance at December 31, 1991..............................   2,705,000      2,705                          --
Issuance of common stock:
January 1992................................................      20,000         20
February 1992...............................................   2,024,500      2,025
August 1992.................................................      20,000         20
October 1992................................................   2,325,000      2,325
                                                              ----------    -------
* Balance at December 31, 1992..............................   7,094,500      7,095                          --
Issuance of common stock:
January 1993................................................   1,220,000      1,220
Repurchase of common stock..................................     (20,000)       (20)
Net loss....................................................                                           (351,311)
                                                              ----------    -------                 -----------
* Balance at December 31, 1993..............................   8,294,500      8,295                    (351,311)
Repurchase of common stock..................................  (1,425,000)    (1,425)
Receipt of stock subscription...............................
Net loss....................................................                                           (279,030)
                                                              ----------    -------                 -----------
* Balance at December 31, 1994..............................   6,869,500      6,870                    (630,341)
Issuance of common stock:
May 1995....................................................   3,638,290      3,639
June 1995...................................................     686,950        686
Stock issued pursuant to Unit Purchase Agreements...........     750,000        750        36,750
Net loss....................................................                                           (526,576)
                                                              ----------    -------    ----------   -----------
* Balance at December 31, 1995..............................  11,944,740     11,945        36,750    (1,156,917)
Collection of subscription receivable.......................
Stock issued pursuant to Unit Purchase Agreements...........     250,000        250        12,250
Stock issued in conjunction with Senior Bridge Notes........     400,000        400       139,600
Net loss....................................................                                         (1,052,270)
                                                              ----------    -------    ----------   -----------
* Balance at December 31, 1996..............................  12,594,740     12,595       188,600    (2,209,187)
Stock issued in conjunction with Senior Bridge Notes........   2,400,000      2,400       657,600
Net loss....................................................                                         (2,071,508)
                                                              ----------                            -----------
Balance at December 31, 1997................................  14,994,740     14,995       846,200    (4,280,695)
                                                              ----------    -------    ----------   -----------
Issuance of common stock....................................      60,000         60        11,940
Stock issued in conjunction with Senior Bridge Notes........   1,800,000      1,800       334,200
Net loss....................................................                                           (930,323)
                                                                                                    -----------
Balance at September 30, 1998...............................  16,854,740    $16,855    $1,192,340   $(5,211,018)
                                                              ----------    -------    ----------   -----------

                           BINARY THERAPEUTICS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

            STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

                                                              SUBSCRIPTIONS
                                                               RECEIVABLE        TOTAL
                                                              -------------   -----------
Balance at October 23, 1990.................................          --               --
Original issuance of common stock:
October 1990 at $.001 per share.............................     $(1,875)     $        90
Net loss....................................................
                                                                 -------      -----------
* Balance at December 31, 1990..............................      (1,875)              90
Issuance of common stock:
September 1991..............................................                          700
December 1991...............................................                           40
Net loss....................................................
                                                                 -------      -----------
* Balance at December 31, 1991..............................      (1,875)             830
Issuance of common stock:
January 1992................................................                           20
February 1992...............................................      (1,680)             345
August 1992.................................................                           20
October 1992................................................                        2,325
Net loss....................................................
                                                                 -------      -----------
* Balance at December 31, 1992..............................      (3,555)           3,540
Issuance of common stock:
January 1993................................................                        1,220
Repurchase of common stock..................................                          (20)
Net loss....................................................                     (351,311)
                                                                 -------      -----------
* Balance at December 31, 1993..............................      (3,555)        (346,571)
Repurchase of common stock..................................                       (1,425)
Receipt of stock subscription...............................       1,680            1,680
Net loss....................................................                     (279,030)
                                                                 -------      -----------
* Balance at December 31, 1994..............................      (1,875)        (625,346)
Issuance of common stock:
May 1995....................................................        (839)           2,800
June 1995...................................................        (412)             274
Stock issued pursuant to Unit Purchase Agreements...........                       37,500
Net loss....................................................                     (526,576)
                                                                 -------      -----------
* Balance at December 31, 1995..............................      (3,126)      (1,111,348)
Collection of subscription receivable.......................          68               68
Stock issued pursuant to Unit Purchase Agreements...........                       12,500
Stock issued in conjunction with Senior Bridge Notes........                      140,000
Net loss....................................................                   (1,052,270)
                                                                 -------      -----------
* Balance at December 31, 1996..............................      (3,058)      (2,011,050)
Stock issued in conjunction with Senior Bridge Notes........                      660,000
Net loss....................................................                   (2,071,508)
                                                                 -------      -----------
Balance at December 31, 1997................................      (3,058)      (3,422,558)
                                                                 -------      -----------
Issuance of common stock....................................                       12,000
Stock issued in conjunction with Senior Bridge Notes........                      336,000
Net loss....................................................                     (930,323)
                                                                 -------      -----------
Balance at September 30, 1998...............................     $(3,058)     $(4,004,881)
                                                                 -------      -----------

*   Balances prior to January 1, 1997 are unaudited

                       See Notes to Financial Statements.

                           BINARY THERAPEUTICS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENTS OF CASH FLOWS

                                                                                       (UNAUDITED)
                                                 NINE MONTHS ENDED    YEAR ENDED     OCTOBER 23, 1990
                                                   SEPTEMBER 30,     DECEMBER 31,     (INCEPTION) TO
                                                       1998              1997       SEPTEMBER 30, 1998
                                                 -----------------   ------------   ------------------
OPERATING ACTIVITIES
Net loss.......................................      ($930,323)      ($2,071,508)        ($5,211,018)
Adjustments to reconcile net loss to net cash
used by operating activities:
Depreciation and amortization..................         12,347            16,426              35,959
Issue of common stock for interest expense.....        336,000           660,000           1,186,000
Issue of common stock for royalty expense......         12,000                --              12,000
Changes in assets and liabilities:
  Prepaid expenses.............................            333              (333)                 --
  Accounts payable.............................        (23,413)          (42,427)            102,045
  Accrued expenses.............................        (30,000)         (219,930)                630
  Accrued interest.............................         90,113           125,447             457,443
                                                     ---------       -----------         -----------
      Net cash used by operating activities....       (532,943)       (1,532,325)         (3,416,941)

INVESTING ACTIVITIES
Patent costs...................................         (6,812)           (5,074)            (73,615)
Capital expenditures...........................             --                --              (5,421)
                                                     ---------       -----------         -----------
      Net cash used in investing activities....         (6,812)           (5,074)            (79,036)

FINANCING ACTIVITIES
Issuance of notes payable......................        540,256         1,536,169           3,499,117
Repurchase of common stock.....................             --                --              (1,425)
      Net cash provided by financing
        activities.............................        540,256         1,536,169           3,497,692
                                                     ---------       -----------         -----------
Net increase (decrease) in cash and cash
  equivalents..................................            501            (1,230)              1,715
Cash at beginning of period....................          1,214             2,444                  --
                                                     ---------       -----------         -----------
Cash at end of period..........................      $   1,715       $     1,214         $     1,715
                                                     ---------       -----------         -----------
Cash paid for interest.........................      $   5,499       $     6,089         $    18,135
                                                     ---------       -----------         -----------

                       See Notes to Financial Statements.

                         NOTES TO FINANCIAL STATEMENTS

                           BINARY THERAPEUTICS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Nature of Operations--The Company was incorporated under the laws of the State of Delaware on October 23, 1990. For the period of inception to date, the Company's activities have been directed toward research and development of medical products with a primary focus on cancer treatment.

    Development Stage--The Company has not earned revenues from operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7.

    The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, during the nine months ended September 30, 1998 and year ended December 31, 1997, the Company incurred net losses of $930,323 and $2,071,508 respectively. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and to obtain additional financing or refinancing as may be required, and ultimately to attain successful operations. In June 1996, as described in Note 7, the Company entered into an agreement under which it granted Pacific Pharmaceuticals, Inc. ("Pacific"), a development stage biotechnology company, the right to acquire the Company at any time prior to April 30, 1997. The agreement was amended in February 1997 and the Company and Pacific agreed to extend the period during which the Company may exercise its option to acquire the Company from April 30, 1997 until such time as the Company has completed human clinical trials of Boronated Porphyrin Compound ("BOPP") at an agreed upon dose level (the "Option Period"). The Company is currently dependent upon Pacific for funding of all of its operations during the Option Period. There can be no assurance, however, that Pacific will continue to provide funding to the Company or that funding provided by Pacific will be adequate to sustain the Company's operations, or that the Company will be successful in obtaining alternative financing in the event that Pacific terminates its funding or if such funding is inadequate to sustain operations.

    Accounting Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

    Research and Development--Research and development costs are expensed as incurred.

    Property and Equipment--Property is recorded at cost and is primarily office furniture and equipment. Depreciation of property and equipment is provided using the straight-line method over the

                           BINARY THERAPEUTICS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

estimated useful lives of the related assets, which are principally five and ten years. Property and equipment are summarized as follows:

                                                      SEPTEMBER 30,   DECEMBER 31,
                                                          1998            1997
                                                      -------------   ------------
Laboratory equipment................................     $   539         $   539
Office furniture and equipment......................       4,882           4,882
  Total property and equipment......................       5,421           5,421
  Less: accumulated depreciation....................      (2,667)         (1,854)
                                                         -------         -------
Total...............................................     $ 2,754         $ 3,567
                                                         =======         =======

    Patent Costs--Legal expenses incurred in connection with applications for patents on research and development projects are capitalized. The costs are amortized using the straight-line method over five years. Patent costs which have no further economic value are written off in the period in which such impairment in value occurs. Patent costs are net of accumulated amortization of $49,885 and $54,607 at September 30, 1998 and December 31, 1997, respectively.

2. EQUITY

    In fiscal year 1995 and fiscal year 1996, the Company completed a private placement of 2 units at $100,000 per unit to "accredited" investors, (the "Units"). Each Unit consisted of a Senior Bridge Note with a face value of $100,000 and 500,000 shares of common stock with par value of $.001 per share. As a result of this transaction, the Company issued notes payable totaling $200,000 (see Note 3) and 1,000,000 shares of common stock valued at $0.05 per share. Notes payable at September 30, 1998 and December 31, 1997 consist of the following:

    In fiscal year 1995, the Company issued Senior Bridge Notes for $200,000 with maturity dates in fiscal year 1996 (see Note 3). In fiscal year 1996, the Company and the noteholders agreed to an extension of the maturity dates in exchange for the issuance of 200,000 shares of common stock for each month the notes remain outstanding. As of December 31, 1997 and September 30, 1998 the Company issued 2,800,000 and 4,600,000 shares of common stock, respectively, valued at between $0.35 and $0.17 per share.

    In August 1998, the Company issued 60,000 shares of common stock, par value of $0.001 per share, to the University of California at San Francisco ("UCSF") in connection with a milestone payment under a license agreement (See
Note 4--License Agreements). The Company valued the common stock at $0.20 per share and recorded a royalty expense of $12,000 in conjunction with the issuance of the common stock.

    At September 30, 1998 options to purchase 47,500 shares of the Company's common stock at an exercise price of $.001 per share were outstanding and exercisable. Also, at September 30, 1998 and December 31, 1997 the Company had $588,049 and $534,197, respectively, debt and accrued interest convertible into shares of the Company's common stock at a conversion price of 75% of the market value of the Company's common stock at the date of conversion (see Note 3). The convertible debt automatically converts into common stock as described above upon any of the following events:

                           BINARY THERAPEUTICS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)

2. EQUITY (CONTINUED)

(i) initial public offering of the Company's common stock; (ii) completion of a private placement of at least $2 million; (iii) merger, consolidation, recapitalization or sale of substantially all of the Company's assets.

3. NOTES PAYABLE

    Notes Payable at September 30, 1998 and December 31, 1997 consist of the following:

                                                      SEPTEMBER 30,   DECEMBER 31,
                                                          1998            1997
                                                      -------------   ------------
Convertible notes payable, no interest, to Pacific
  Pharmaceuticals, Inc..............................   $2,671,117      $2,130,861
Notes payable to a stockholder, interest at 10% per
  annum, principal and interest due upon demand.....      243,000         243,000
Convertible notes payable to a stockholder, interest
  at 24% per annum..................................      200,000         200,000
Convertible notes payable, interest at 24% per
  annum.............................................      100,000         100,000
Senior bridge notes payable, interest at 15% per
  annum, principal and interest due upon demand.....      200,000         200,000
Note payable to a bank with interest payable monthly
  at the prime rate (bank prime rate at
  September 30, 1998 and December 31, 1997 was
  8.75 and 8.5%, receptively) loan automatically
  renews for 60 days if not paid....................       85,000          85,000
                                                       ----------      ----------
                                                       $3,499,117      $2,958,861
                                                       ==========      ==========

$643,000 of the debt outstanding at September 30, 1998 and December 31, 1997 is payable to stockholders of the Company or their affiliates.

4. COMMITMENTS AND CONTINGENCIES

    License Agreements--In July 1992 the Company entered into an exclusive license agreement with the University of California at San Francisco ("UCSF"). Pursuant to the license agreement, the Company paid an initial license fee of $15,000 and received an exclusive world-wide license to commercially develop, manufacture, use and distribute products covered under the license, BOPP. The license agreement obligates the Company to pay royalties to UCSF equal to 4% of future sales and/or sublicensing arrangements. The Company made minimum royalty payments of $10,000 for the year ended December 31, 1997 ("Fiscal 1997") and $25,000 for the nine months ended September 30, 1998 ("Fiscal Period 1998"). The license agreement, as amended, requires minimum annual royalty payments of $25,000 for future years. In addition, the agreement requires the Company to issue 60,000 shares of its common stock upon the acceptance of the Company's Investigational New Drug ("IND") application by the FDA and 60,000 shares upon approval of the Company's New Drug Application. In August 1998, the Company issued 60,000 shares of common stock as a result of the acceptance of it's IND application by the FDA. The Company is also obligated to make additional cash payments upon

                           BINARY THERAPEUTICS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)

4. COMMITMENTS AND CONTINGENCIES (CONTINUED)

the achievement of certain FDA approval milestones and all ongoing patent issue and maintenance costs.

    In July 1992 the Company entered into a research agreement with UCSF to conduct research related to the synthesis and biomedical applications of porphyrins. The research agreement was not funded by the Company and was replaced by another agreement (the "STAR Agreement") which became effective on January 1, 1997 and is effective for two years. The Company paid $146,700 under the STAR Agreement in Fiscal 1997 and $114,000 in Fiscal Period 1998. The Company is obligated to make an additional payment of $38,000 in the remainder of 1998. The Company retains any inventions or technology developed by UCSF under the STAR Agreement.

    In October 1993 the Company entered into a five year license and research agreement with the General Hospital Corporation, doing business as Massachusetts General Hospital ("Mass General") to develop scientific information relating to photodynamic diagnosis and therapy. The agreement required the Company to fund research costs in the amount of $375,000 spread over three years commencing in 1996. In Fiscal 1997, the Company negotiated a termination settlement with Mass General to pay $85,000 of its costs and the return of the license to Mass General in exchange for the release of any further obligations under the agreement. The Company paid $55,000 of the settlement in Fiscal 1997 and the remaining $30,000 in Fiscal Period 1998.

    Employment Agreement--In October 1994, the Company entered into a four-year employment agreement to engage Dr. Joseph Chang as Chief Executive Officer of the Company. The agreement provides for a guaranteed annual base salary of $175,000. Pursuant to an amendment to the agreement dated May 10, 1995, the Company issued 839,605 shares or 7.5% of the Company's common stock to Mr. Chang at $.001 per share. The Company and Dr. Chang terminated the employment agreement in April 1997 and effective in May 1997, entered into a month-to-month consulting agreement for cash compensation of $3,000 per month. The Company and Dr. Chang terminated the consulting agreement in November 1997.

    Consulting Agreements--On May 23, 1995, the Company entered into a three year consulting agreement with a researcher at UCSF commencing on September 30, 1995. As compensation for services rendered, the Company agreed to pay an up-front consulting fee of $30,000 and a monthly retainer in the amount of $4,000. The Company also issued 47,500 stock options to the consultant exercisable at $0.001 per share (see Note 2). The consulting agreement was terminated in September 1998.

    In March 1996, the Company entered into a one year consulting agreement with a consultant to provide assistance with the development of the Company's technologies. As compensation for services rendered, the Company agreed to pay an up-front consulting fee of $18,000 and a monthly retainer of $6,000. The company terminated the consulting agreement in September 1997.

    Both consultants are stockholders of the Company.

5. INCOME TAXES

    Deferred income taxes reflect the net tax effects of temporary differences between items which will have expected future tax consequences and which have been recognized for financial reporting

                           BINARY THERAPEUTICS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)

5. INCOME TAXES (CONTINUED)

purposes. Valuation allowances of $1,645,000 and $1,386,000 have been recognized as an offset to the deferred tax asset as realization of such assets is uncertain. The significant components of the Company's deferred tax assets are as follows:

                                              SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                              ------------------   -----------------
Deferred Tax Assets
  Net Operating Loss Carryforwards..........      $1,550,000          $1,331,000
  Research Credit Carryforwards.............          95,000              55,000
Total Deferred Tax Assets...................       1,645,000           1,386,000
Less: Valuation Allowance...................      (1,645,000)         (1,386,000)
                                                  ----------          ----------
Net deferred tax assets.....................      $       --          $       --
                                                  ==========          ==========

    At September 30, 1998, the Company had federal and Massachusetts tax net operating carryforwards of approximately $3,875,000 and $3,328,000 respectively. The federal tax loss will begin expiring in 2006 unless previously utilized. The Massachusetts tax loss carryforward will begin expiring in 1999. The Company also has federal research tax credit carryforwards totaling approximately $95,000. These credits will expire in 2011.

    If the merger which is disclosed in Note 7 takes place, then the company will incur an ownership change, as defined by Internal Revenue Code
Section 382. Such change of ownership would limit the use of the net operating loss each year to approximately $300,000. Losses incurred by the company after the ownership change would not be subject to this annual limitation.

6. RELATED PARTY TRANSACTIONS

    As described in Note 3, $643,000 of the notes payable outstanding at September 30, 1998 and December 31, 1997 are payable to stockholders of the Company or their affiliates. The Company issued 4,600,000 and 2,800,000 shares of common stock to entities affiliated with stockholders as compensation to extend the maturity of Senior Bridge Notes as of September 30, 1998 and December 31, 1997, respectively (see Note 3). Also, $2,671,117 and $2,130,861 in convertible notes were payable to Pacific at September 30, 1998 and December 31, 1997, respectively (see Note 7).

    Certain stockholders of the Company, or entities affiliated with stockholders, are stockholders or entities affiliated with stockholders of Pacific.

7. MERGER AGREEMENT

    In June 1996, the Company entered into an agreement under which it granted Pacific, a development stage biotechnology company, the right to acquire the Company at any time prior to April 30, 1997. The agreement was amended in February 1997 and the Company and Pacific agreed to extend the period during which the Company may exercise its option to acquire the Company from April 30, 1997 until such time as the Company has completed human clinical trials of BOPP at an agreed upon dose level. The Company is currently dependent upon Pacific for funding of all of its operations during the Option Period. If Pacific elects to exercise its option, Pacific would issue approximately 2,150,000 shares valued at $430,000. The agreement has been approved by a majority of

                           BINARY THERAPEUTICS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)

7. MERGER AGREEMENT (CONTINUED)

the stockholders of the Company. Pacific's Board of Directors voted to approve the merger. One of Pacific's directors is also a director and shareholder of the Company. There is no assurance that Pacific will continue to meet any funding obligations under the agreement or will elect to exercise the option to acquire the Company.

8. SUBSEQUENT EVENTS

    In December 1998, Pacific agreed to merge with Procept, Inc. ("Procept"), a publicly traded biopharmaceutical company, in which Pacific shareholders will receive approximately .11 shares of Procept common stock for each share of Pacific common stock. A condition of the merger with Procept is that Pacific is required to complete the merger with the Company prior to the completion of Pacific's merger with Procept.

                           BINARY THERAPEUTICS, INC.

                        (A DEVELOPMENT STAGE ENTERPRISE)

                                 BALANCE SHEETS

                                                              DECEMBER 31, 1998   SEPTEMBER 30,1998
                                                              -----------------   -----------------
                                                                 (UNAUDITED)
                                              ASSETS
Current assets:
  Cash......................................................     $     1,960         $     1,715
  Prepaid expenses..........................................              --                  --
                                                                 -----------         -----------
    Total current assets....................................           1,960               1,715
                                                                 -----------         -----------
Property and equipment, net of accumulated depreciation.....           2,483               2,754
Patent costs, net of accumulated amortization...............          53,307              49,885
                                                                 -----------         -----------
    Total assets............................................     $    57,750         $    54,354
                                                                 ===========         ===========

                               LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................     $   132,959         $   102,045
  Accrued expenses..........................................             630                 630
  Accrued interest..........................................         579,130             457,443
  Notes payable.............................................       3,618,329           3,499,117
                                                                 -----------         -----------
    Total current liabilities...............................       4,331,048           4,059,235
                                                                 -----------         -----------
Shareholders' equity:
  Preferred stock, $.001 par value; 5,000,000 shares
    authorized
  Common stock, $.001 par value; 20,000,000 shares
    authorized; 16,854,740 shares issued and outstanding at
    December 31, 1998, and September 30, 1998...............          16,855              16,855
  Capital in excess of par value............................       1,192,340           1,192,340
  Deficit accumulated during the development stage..........      (5,479,435)         (5,211,018)
  Subscriptions receivable on sale of common stock..........          (3,058)             (3,058)
                                                                 -----------         -----------
    Total stockholders' deficit.............................      (4,273,298)         (4,004,881)
                                                                 -----------         -----------
    Total liabilities and stockholders' deficit.............     $    57,750         $    54,354
                                                                 ===========         ===========

    The accompanying notes are an integral part of the financial statements.

                           BINARY THERAPEUTICS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                   THREE MONTHS ENDED
                                                      DECEMBER 31,             OCTOBER 23, 1990
                                                  ---------------------   (INCEPTION) TO DECEMBER 31,
                                                    1998        1997                 1998
                                                  ---------   ---------   ---------------------------
Costs and expenses:
  Product development...........................  $  69,182   $  64,480           $ 3,109,212
  General and administrative....................     75,794      12,690               560,322
  Interest and other............................    123,441     187,516             1,809,901
                                                  ---------   ---------           -----------
      Total costs and expenses..................    268,417     264,686             5,479,435
                                                  ---------   ---------           -----------
Net loss........................................  $(268,417)  $(264,686)          $(5,479,435)
                                                  =========   =========           ===========

    The accompanying notes are an integral part of the financial statements.

                           BINARY THERAPEUTICS, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                           THREE MONTHS ENDED     OCTOBER 23, 1990
                                                              DECEMBER 31,         (INCEPTION) TO
                                                          ---------------------     DECEMBER 31,
                                                            1998        1997            1998
                                                          ---------   ---------   ----------------
OPERATING ACTIVITIES
Net loss................................................  $(268,417)  $(264,686)     $(5,497,435)
Adjustments to reconcile net loss to net cash used by
  operating activities:
    Depreciation and amortization.......................      4,508       3,854           40,467
    Issue of common stock for interest expense..........         --          --        1,186,000
    Issue of common stock for royalty expense...........         --          --           12,000
    Changes in assets and liabilities:
      Prepaid expenses..................................         --         250               --
      Accounts payable..................................     30,914     (54,068)         132,959
      Accrued expenses..................................         --    (153,182)             630
      Accrued interest..................................    121,687      35,920          579,130
                                                          ---------   ---------      -----------
          Net cash used by operating activities.........   (111,308)   (431,912)      (3,528,249)
                                                          ---------   ---------      -----------

INVESTING ACTIVITIES
  Patent costs..........................................     (7,659)     (2,498)         (81,274)
  Capital expenditures..................................         --          --           (5,421)
                                                          ---------   ---------      -----------
          Net cash used in investing activities.........     (7,659)     (2,498)         (86,695)
                                                          ---------   ---------      -----------

FINANCING ACTIVITIES
  Issuance of notes payable.............................    119,212     284,860        3,618,329
  Repurchase of common stock............................         --     150,000           (1,425)
                                                          ---------   ---------      -----------
          Net cash provided by financing activities.....    119,212     434,860        3,616,904
                                                          ---------   ---------      -----------
  Net increase (decrease) in cash and cash
    equivalents.........................................        245         450            1,960
  Cash at beginning of period...........................      1,715         764               --
                                                          ---------   ---------      -----------
  Cash at end of period.................................  $   1,960   $   1,214      $     1,960
                                                          =========   =========      ===========

    The accompanying notes are an integral part of the financial statements.

                         NOTES TO FINANCIAL STATEMENTS

                           BINARY THERAPEUTICS, INC.

1. NATURE OF BUSINESS

    NATURE OF OPERATIONS--The Company was incorporated under the laws of the State of Delaware on October 23, 1990. For the period of inception to date, the Company's activities have been directed toward research and development of medical products with a primary focus on cancer treatment.

    DEVELOPMENT STATE--The Company has earned revenues from operations. Accordingly, the Company's activities have accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7.

    INTERIM FINANCIAL STATEMENTS--The accompanying financial statements for the three-month periods ended December 31, 1998 and 1997 are unaudited and have been prepared by the Company in accordance with generally accepted accounting principles. These interim financial statements, in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for the interim periods ended
December 31, 1999 and 1998. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the fiscal year. These interim financial statements should be read in conjunction with the audited financial statements for the nine months ended September 30, 1998.

2. NOTES PAYABLE

    Notes Payable at December 31, 1998 and September 30, 1998 consist of the following:

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1998           1998
                                                              ------------   -------------
Convertible notes payable, no interest, to Pacific
  Pharmaceuticals, Inc......................................   $2,790,329     $2,671,117
Notes payable to a stockholder, interest at 10% per annum,
  principal and interest due upon demand....................      243,000        243,000
Convertible notes, payable to a stockholder, interest at 24%
  per annum.................................................      200,000        200,000
Convertible notes payable, interest at 24% per annum........      100,000        100,000
Senior bridge notes payable, interest at 15% per annum,
  principal and interest due upon demand....................      200,000        200,000
Note payable to a bank with interest payable monthly at the
  prime rate (bank prime rate at December 31, 1998 and
  September 30, 1998 was 7.75% and 8.75%, respectively) loan
  automatically renews for 60 days if not paid..............       85,000         85,000
                                                               ----------     ----------
                                                               $3,618,329     $3,499,117
                                                               ==========     ==========

    $643,000 of the debt outstanding at December 30, 1998 and September 30, 1998 is payable to stockholders of the Company and their affiliates.

3. RELATED PARTY TRANSACTIONS

    As described in Note 2, $643,000 the notes payable outstanding at December 31, 1998 and September 30, 1998 are payable to stockholders of the Company and their affiliates. The Company issued 2,800,000 and 5,200,000 shares of common stock to entities affiliated with stockholders as compensation to extend the maturity of Senior Bridge Notes as of December 31, 1998 and 1997, respectively. Also, $2,790,329 and $2,671,117 in convertible notes were payable to Pacific at

                           BINARY THERAPEUTICS, INC.

3. RELATED PARTY TRANSACTIONS (CONTINUED)

December 31, 1998 and September 30, 1998, respectively. Certain stockholders of the Company, or entities affiliated with stockholders, are stockholders or entities with stockholders of Pacific.

4. MERGER AGREEMENT

    In June 1996, the Company entered into an agreement under which it granted Pacific, a development stage biotechnology company, the right to acquire the Company at any time prior to April 30, 1997. The agreement was amended in February 1997 and the Company and Pacific agreed to extend the period during which the Company may exercise its option to acquire the Company from April 30, 1997 until such time as the Company has completed human clinical trials of BOPP at an agreed upon dose level. The Company is currently dependent upon Pacific for funding of all of its operations during the Option Period. If Pacific elects to exercise its option, Pacific would issue approximately 2,150,000 shares valued at $430,000. The agreement has been approved by a majority of the stockholders of the Company. Pacific's Board of Directors voted to approve the merger. One of Pacific's directors is also a director and shareholder of the Company. There is no assurance that Pacific will continue to meet any funding obligations under the agreement or will elect to exercise the option to acquire the Company.

5. SUBSEQUENT EVENTS

    In December 1998, Pacific agreed to merge with Procept, Inc. ("Procept"), a publicly traded biopharmaceutical company, in which Pacific shareholders will receive approximately .11 shares of Procept common stock for reach share of Pacific common stock. A condition of the merger with Procept is that Pacific is required to complete the merger with the Company prior to the completion of Pacific's merger with Procept.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER
                                     AMONG
                                 PROCEPT, INC.,
                           PROCEPT ACQUISITION CORP.,
                           HEAVEN'S DOOR CORPORATION
                                      AND
                         THE STOCKHOLDERS NAMED HEREIN

                            ------------------------

                          Dated as of November 8, 1999

                            ------------------------

                               TABLE OF CONTENTS

                                                                                        PAGE
 SECTION 1   --         THE MERGER..................................................       A-6
       1.1              The Merger..................................................       A-6
       1.2              Effective Time..............................................       A-6
       1.3              Effects of the Merger.......................................       A-6
       1.4              Certificate of Incorporation and Bylaws.....................       A-6
       1.5              Directors and Officers......................................       A-6
       1.6              Conversion of Stock.........................................       A-7
       1.7              Closing of HDC Transfer Books...............................       A-7
       1.8              HDC Dissenting Shares.......................................       A-8
       1.9              Issuance of Procept Certificates............................       A-8
      1.10              No Fractional Shares........................................       A-9
 SECTION 2   --         REPRESENTATIONS AND WARRANTIES OF HDC.......................       A-9
       2.1              Organization and Qualification..............................       A-9
       2.2              Capitalization..............................................       A-9
                        2.2.1  Outstanding Capital Stock............................       A-9
                        2.2.2  Options or Other Rights..............................      A-10
       2.3              Authority to Execute and Perform Agreements.................      A-10
       2.4              Subsidiaries and Other Affiliates...........................      A-10
       2.5              Certificate of Incorporation and Bylaws; Books and
                        Records.....................................................      A-10
       2.6              Financial Statements........................................      A-10
       2.7              Absence of Undisclosed Liabilities..........................      A-11
       2.8              No Material Adverse Change..................................      A-11
       2.9              Tax Matters.................................................      A-13
      2.10              Compliance with Laws........................................      A-13
      2.11              Consents; No Breach.........................................      A-14
      2.12              Actions and Proceedings.....................................      A-14
      2.13              Contracts and Other Agreements..............................      A-15
      2.14              Real Property; Leases.......................................      A-16
      2.15              Tangible Property...........................................      A-16
      2.16              Intellectual Property.......................................      A-16
      2.17              Title to Assets; Liens......................................      A-16
      2.18              Employee Benefit Plans......................................      A-16
      2.19              Employee Relations..........................................      A-17
      2.20              Relationships with Affiliates...............................      A-17
      2.21              Insurance...................................................      A-17
      2.22              Brokerage...................................................      A-17
      2.23              Hazardous Materials.........................................      A-18
      2.24              Full Disclosure.............................................      A-18
 SECTION 3   --         REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS..........      A-18
       3.1              Title.......................................................      A-18
       3.2              Authority...................................................      A-18
       3.3              No Conflict.................................................      A-18
       3.4              Binding Agreement...........................................      A-18
       3.5              No Broker...................................................      A-19
 SECTION 4   --         REPRESENTATIONS AND WARRANTIES OF PROCEPT AND PAC...........      A-19
       4.1              Organization and Qualification..............................      A-19
       4.2              Capitalization..............................................      A-19
                        4.2.1  Outstanding Capital Stock............................      A-19
                        4.2.2  Options or Other Rights..............................      A-20

                                                                                        PAGE
       4.3              Authority to Execute and Perform Agreements.................      A-20
       4.4              Subsidiaries and Other Affiliates...........................      A-21
       4.5              Charter and Bylaws; Books and Records.......................      A-21
       4.6              SEC Reports.................................................      A-21
       4.7              Financial Statements........................................      A-21
       4.8              Absence of Undisclosed Liabilities..........................      A-21
       4.9              No Material Adverse Change..................................      A-22
      4.10              Compliance with Laws........................................      A-22
      4.11              Consents; No Breach.........................................      A-23
      4.12              Actions and Proceedings.....................................      A-24
      4.13              Information Supplied........................................      A-24
      4.14              Brokerage...................................................      A-24
      4.15              Tax Matters.................................................      A-24
      4.16              Environmental Matters.......................................      A-25
      4.17              Employee Benefit Plans......................................      A-25
      4.18              Title to Assets; Liens......................................      A-26
      4.19              Intellectual Property.......................................      A-26
      4.20              Vote Required...............................................      A-27
      4.21              Full Disclosure.............................................      A-27
 SECTION 5   --         COVENANTS AND AGREEMENTS....................................      A-27
       5.1              Conduct of HDC Business.....................................      A-27
       5.2              Nasdaq Listing..............................................      A-28
       5.3              CEO Search..................................................      A-28
       5.4              Agreement not to Entertain other Offers; Termination of
                        Article VI Rights...........................................      A-28
       5.5              Corporate Examinations and Investigations...................      A-29
       5.6              Expenses....................................................      A-30
       5.7              Authorization from Others...................................      A-30
       5.8              Consummation of Agreement...................................      A-30
       5.9              Further Assurances..........................................      A-30
      5.10              Securities Law Matters......................................      A-30
      5.11              HDC Stockholder Approval....................................      A-31
      5.12              Procept Stockholder Meeting.................................      A-31
      5.13              Public Announcements and Confidentiality....................      A-31
      5.14              Lock-Up Agreements..........................................      A-31
      5.15              Procept SEC Filings.........................................      A-32
      5.16              HDC Interim Financial Statements............................      A-32
      5.17              Fairness Opinions...........................................      A-32
      5.18              Procept Board Membership....................................      A-32
      5.19              Termination of Certain Contractual Rights...................      A-32
      5.20              Funding of HDC..............................................      A-32
      5.21              Tax Matters.................................................      A-33
      5.22              Disclaimer Regarding Tax Status.............................      A-35
 SECTION 6   --         CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EACH PARTY TO
                        CONSUMMATE THE MERGER.......................................      A-35
       6.1              Approvals...................................................      A-35
       6.2              Absence of Order............................................      A-35
       6.3              Nasdaq Stock Exchange Listing...............................      A-35
       6.4              Effectiveness of Registration Statement; State Securities
                        Laws........................................................      A-35
       6.5              Procept Fairness Opinion....................................      A-35
       6.6              HDC Fairness Opinion........................................      A-35

                                                                                        PAGE
       6.7              Procept Certificate of Amendment............................      A-35
       6.8              Cash Positions..............................................      A-35
 SECTION 7   --         CONDITIONS PRECEDENT TO THE OBLIGATION OF PROCEPT AND PAC TO
                        CONSUMMATE THE MERGER.......................................      A-35
       7.1              Representations, Warranties and Covenants...................      A-35
       7.2              Certificate of Secretary of HDC.............................      A-36
       7.3              HDC Lock-Up Agreements......................................      A-36
       7.4              SEC Reporting...............................................      A-36
       7.5              Recision Offers.............................................      A-36
       7.6              Debt Conversion.............................................      A-36
       7.7              Cancellation of Contingent Rights...........................      A-36
       7.8              Opinion of Counsel to HDC...................................      A-36
       7.9              Merger Certificate..........................................      A-36
      7.10              No Encumbrances.............................................      A-36
      7.11              Dissenting Shares...........................................      A-36
      7.12              Bank Accounts...............................................      A-36
      7.13              Certificates................................................      A-36
 SECTION 8   --         CONDITIONS PRECEDENT TO THE OBLIGATION OF HDC TO CONSUMMATE
                        THE MERGER..................................................      A-37
       8.1              Representations, Warranties and Covenants...................      A-37
       8.2              Certificate of Secretary of Procept.........................      A-37
       8.3              Certificate of Secretary of PAC.............................      A-37
       8.4              Procept Lock-Up Agreements..................................      A-37
       8.5              Opinion of Counsel to Procept and PAC.......................      A-37
       8.6              Certificates................................................      A-37
       8.7              Termination of Certain Contractual Rights...................      A-37
       8.8              Broker Fees.................................................      A-37
 SECTION 9   --         INDEMNIFICATION.............................................      A-37
       9.1              Definitions.................................................      A-37
       9.2              Indemnification Generally...................................      A-37
       9.3              Assertion of Claims.........................................      A-39
       9.4              Notice and Defense of Third Party Claims....................      A-39
       9.5              Limitations on Indemnification..............................      A-40
       9.6              Survival of Representations and Warranties..................      A-40
SECTION 10   --         TERMINATION, AMENDMENT AND WAIVER...........................      A-41
      10.1              Termination.................................................      A-41
      10.2              Effect of Termination.......................................      A-41
SECTION 11   --         MISCELLANEOUS...............................................      A-42
      11.1              Notices.....................................................      A-42
      11.2              Amendment...................................................      A-42
      11.3              Waiver......................................................      A-42
      11.4              Entire Agreement............................................      A-43
      11.5              Governing Law...............................................      A-43
      11.6              Binding Effect; No Assignment...............................      A-43
      11.7              Variations in Pronouns......................................      A-43
      11.8              Counterparts................................................      A-43
      11.9              Exhibits and Disclosure Schedules...........................      A-43

EXHIBITS

A  Article VI Rights Termination and Exchange Agreement

SCHEDULES
        Schedule I--List of HDC Stockholders
        HDC Disclosure Schedule
        Procept Disclosure Schedule
        Schedule 5.14--HDC Affiliates and Procept Affiliates

                          AGREEMENT AND PLAN OF MERGER

    THIS AGREEMENT AND PLAN OF MERGER dated as of November 8, 1999 is among Procept, Inc. ("Procept"), a Delaware corporation, Procept Acquisition Corp. ("PAC"), a Delaware corporation and a wholly-owned subsidiary of Procept, Heaven's Door Corporation ("HDC"), a Delaware corporation, and the stockholders of HDC named on SCHEDULE I hereto (the "Stockholders"). PAC and HDC are herein sometimes called the "Constituent Corporations." The parties wish to effect the acquisition of HDC by Procept through a merger of PAC into HDC on the terms and conditions hereof. This Agreement is intended to be a "plan of reorganization" within the meaning of Section368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

    Accordingly, in consideration of the mutual representations, warranties and covenants contained herein, the parties hereto agree as follows:

                            SECTION 1 -- THE MERGER

    1.1 THE MERGER. Upon the terms and subject to the conditions hereof, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), PAC shall be merged with and into HDC (the "Merger"). The Merger shall occur at the Effective Time (as defined herein). Following the Merger, HDC shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of PAC shall cease. As a result of the Merger, the outstanding shares of capital stock of the Constituent Corporations shall be converted or cancelled in the manner provided in Section 1.6.

    1.2 EFFECTIVE TIME. As soon as practicable after satisfaction or waiver of all conditions to the Merger, the parties shall cause a Certificate of Merger to be filed in accordance with Section 251 of the DGCL (the "Merger Certificate") and shall take all such further actions as may be required by law to make the Merger effective. The Merger shall be effective at such time as the Merger Certificate is filed with the Secretary of State of the State of Delaware in accordance with the DGCL or at such later time as is specified in the Merger Certificate (the "Effective Time"). Immediately prior to the filing of the Merger Certificate, a closing (the "Closing") will be held at the offices of Palmer & Dodge LLP, One Beacon Street, Boston, Massachusetts (or such other place as the parties may agree) for the purpose of confirming satisfaction or waiver of all conditions to the Merger. Subject to satisfaction or waiver of each of the conditions specified in Sections 6, 7 and 8 hereof, the Closing shall take place within three business days after the last to occur of:

        (a) the day the Merger is approved by the stockholders of HDC pursuant to Section 5.11; or

        (b) the day the issuance of the Merger Consideration (as defined below) is approved by the stockholders of Procept pursuant to Section 5.12;

or on such other date as the parties may agree, but not later than January 31, 2000 (or March 31, 2000 if the Registration Statement (as defined below) is reviewed by the SEC). The date on which the Closing occurs is referred to herein as the "Closing Date".

    1.3 EFFECTS OF THE MERGER. The Merger shall have the effects set forth in Sections 259, 260 and 261 of the DGCL.

    1.4 CERTIFICATE OF INCORPORATION AND BYLAWS. The Certificate of Incorporation of HDC and the Bylaws of PAC, in each case as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation immediately after the Effective Time, until duly amended in accordance with applicable law.

    1.5 DIRECTORS AND OFFICERS. The directors of the Surviving Corporation immediately after the Effective Time shall be the same as the directors of Procept after the Effective Time (after giving effect to the resignations and additions described in Section 5.18). The officers of the Surviving Corporation after the Effective Time shall be the officers of HDC immediately prior to the Effective Time PROVIDED, HOWEVER, that John F. Dee shall be appointed as interim Chief Executive Officer of HDC. Each such officer and director shall hold office until his successor shall be duly appointed or elected, as the case may be, and qualified or until his earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

    1.6  CONVERSION OF STOCK.

        (a) For purposes of this Agreement, "Merger Consideration" means 10,920,000 shares of common stock, $0.01 par value per share, of Procept ("Procept Common Stock") reduced by the number of shares of Procept Common Stock which would be issued but for the terms of Section 262 of the DGCL in respect of Dissenting Shares (as defined in Section 1.8).

        (b) At the Effective Time, by virtue of the Merger and without any action on the part of Procept or HDC:

          (i) All shares of Common Stock of HDC, $0.001 par value per share (the "HDC Stock"), outstanding immediately prior to the Effective Time, other than Dissenting Shares shall be converted into and become the right to receive (subject to the payment of cash for fractional shares as provided in Section 1.10) shares of Procept Common Stock in accordance with Section 1.6(c).

          (ii) All shares of HDC Stock held at the Effective Time by HDC as treasury stock shall be canceled and no payment shall be made with respect thereto.

          (iii) All Dissenting Shares shall be dealt with in accordance with
Section 1.8.

          (iv) All shares of Common Stock of PAC, $0.01 par value per share, outstanding immediately prior to the Effective Time, shall be converted into the right to receive the same number of shares of the Surviving Corporation.

        (c) The Merger Consideration shall be allocated among the holders of shares of HDC Stock outstanding immediately prior to the Effective Time by allocating to each such holder of HDC Stock outstanding at the Effective Time (other than the holders of Dissenting Shares) that number of shares of Procept Common Stock determined by multiplying the number of shares of HDC Common Stock held by each such holder by the Conversion Factor (as defined below).

        (d) "Conversion Factor" means the quotient obtained by dividing
(i) 10,920,000, the maximum possible number of shares of Procept Common Stock comprising the Merger Consideration, by (ii) the number of shares of HDC Common Stock outstanding immediately prior to the Effective Time. It is anticipated that there will be outstanding immediately prior to the Effective Time, 13,029,063 shares of HDC Common Stock, in which case the Conversion Factor will be 0.8381.

        (e) The Merger Consideration shall be adjusted in the event of any change in Procept Common Stock by reason of a stock split, stock recapitalization, combination or subdivision of Procept Common Stock, merger or other exchange of shares by operation of law or the like occurring after the date of this Agreement and before the Effective Time, such that, after the record date therefor the Merger Consideration shall be equal to the number and class of shares or other securities or property that would have been received in respect of a share of Procept Common Stock, as the case may be, if the Effective Time had occurred immediately prior to such record date.

    1.7 CLOSING OF HDC TRANSFER BOOKS. At the Effective Time, the stock transfer books of HDC shall be closed and no transfer of HDC Stock shall thereafter be made. If, after the Effective Time, certificates representing shares of HDC Stock are presented to the Surviving Corporation, they shall be canceled and exchanged for certificates representing Procept Common Stock.

    1.8  HDC DISSENTING SHARES.

        (a) Shares of HDC Stock held by a stockholder who has properly exercised appraisal rights with respect thereto in accordance with Section 262 of the DGCL are referred to herein as "Dissenting Shares". Shares of HDC Stock that constitute Dissenting Shares shall not be converted into Merger Consideration and shares of Procept Common Stock shall not be issued pursuant to
Section 1.6(b) in exchange therefor. From and after the Effective Time, a stockholder who has properly exercised such appraisal rights shall no longer retain any rights of a stockholder of HDC or the Surviving Corporation, except those provided under the DGCL.

        (b) HDC shall give Procept (i) prompt notice of any written notices and demands under Section 262 of the DGCL with respect to any shares of capital stock of HDC, any withdrawal of any such demands and any other instruments served pursuant to the DGCL and received by HDC and (ii) the right to participate in all negotiations and proceedings with respect to any demands under Section 262 of the DGCL with respect to any shares of capital stock of HDC. HDC shall cooperate with Procept concerning, and shall not, except with the prior written consent of Procept, voluntarily make any payment with respect to, or offer to settle or settle, any such demands.

        (c) In the event that a holder of HDC Stock makes a demand under
Section 262 of the DGCL the Merger Consideration shall be reduced by the number of shares of Procept Common Stock which would otherwise have been issued to such holder.

        (d) Cash used to pay holders of HDC Stock exercising demand rights pursuant to Section 262 of the DGCL shall be funded directly by Procept.

    1.9 ISSUANCE OF PROCEPT CERTIFICATES. Prior to the Effective Time, Procept shall authorize one or more persons to act as Exchange Agent hereunder (the "Exchange Agent") and shall deposit with or for the account of the Exchange Agent certificates representing the number of shares of Procept Common Stock equaling the Merger Consideration and cash in lieu of fractional shares of Procept Common Stock. As soon as practicable after the Effective Time, (i) HDC shall deliver to Procept a list of all record holders of HDC Stock immediately prior to the Effective Time (the "Record Holders"), setting forth each stockholder's name, address and number of shares of HDC Stock held prior to the Effective Time and such other information as may be reasonably requested by the Exchange Agent, certified by the President of HDC (the "Stockholder List") and
(ii) the Exchange Agent shall be instructed to mail to each Record Holder a form of letter of transmittal which shall specify instructions for use in effecting the surrender of HDC Stock certificates in exchange for Merger Consideration. Upon the Exchange Agent's receipt of the letter of transmittal and any certificate representing outstanding shares of HDC Stock held by a stockholder, each such stockholder shall be entitled to receive a certificate representing that number of whole shares of Procept Common Stock into which the shares of HDC Stock as set forth on the Stockholder List shall have been converted pursuant to the provisions of this Agreement. The shares of HDC Stock outstanding immediately prior to the Effective Time (and any certificates representing such shares) shall be deemed canceled as of the Effective Time. Procept Common Stock into which HDC Stock shall be converted in the Merger shall be deemed to have been issued at the Effective Time. If any Procept Common Stock certificates are to be issued in a name other than that in which the HDC Stock was registered immediately prior to the Effective Time, it shall be a condition of such issuance that the person requesting such issuance shall deliver to the Exchange Agent all documents necessary to evidence and effect such transfer and shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such shares of Procept Common Stock in a name other than that of the registered holder of the certificate so surrendered to establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. None of Procept, PAC or HDC shall be liable to any stockholder of HDC for shares of stock or any cash in lieu of fractional interests delivered to a public official pursuant to applicable escheat or abandoned property laws.

    1.10 NO FRACTIONAL SHARES. No certificates representing fractional shares of Procept Common Stock shall be issued upon the surrender for exchange of HDC Stock certificates. No fractional interest shall entitle the owner to vote or to any rights of a security holder. In lieu of fractional shares, each stockholder who would otherwise have been entitled to receive a fractional share of Procept Common Stock will receive from Procept at Closing an amount in cash (without interest) determined by multiplying such fraction by the fair market value of a share of Procept Common Stock. Such fair market value shall equal the mean of the daily high and low sales prices of Procept Common Stock on the Nasdaq Small Cap Market, as reported by Nasdaq, averaged over the period of ten (10) trading days ending on the fifth trading day prior to the Closing Date.

               SECTION 2 -- REPRESENTATIONS AND WARRANTIES OF HDC

    Except as set forth on the disclosure schedule (the "HDC DISCLOSURE SCHEDULE") delivered to Procept on the date hereof (regardless of whether the HDC DISCLOSURE SCHEDULE is referenced in any particular subsection of this
Section 2), the subsection numbers of which are numbered to correspond to the subsection numbers of this Agreement to which they refer (provided that disclosure thereon under any subsection number shall be disclosure for any section hereof), HDC represents and warrants to Procept as set forth below:

    2.1 ORGANIZATION AND QUALIFICATION. HDC is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has full corporate power and authority to own, lease and operate its assets, properties and business and to carry on its business as now being and as heretofore conducted. HDC does not own any capital stock of any corporation or any interest in any joint venture, partnership, association, trust or other entity. HDC is qualified, licensed or is otherwise authorized to transact business as a foreign corporation and is in good standing in each jurisdiction (in the United States and outside of the United States) in which the failure to be so qualified, licensed or otherwise authorized to transact business and in good standing would have a material adverse effect on the business or financial condition of HDC (other than changes that are the effect of economic factors affecting the economy or the funeral related services industry as a whole) (an "HDC Material Adverse Effect"), all of which jurisdictions are identified in Section 2.1 of the HDC DISCLOSURE SCHEDULE.

    2.2  CAPITALIZATION.

        2.2.1 OUTSTANDING CAPITAL STOCK. Immediately prior to Closing, HDC's authorized capital stock shall consist of 20 million shares of Common Stock, $.001 par value per share, of which 13,029,063 shares will be issued and outstanding. Except for the Stockholders and Richard Kurtz, HDC is not aware of any record or beneficial holder of more than five percent (5%) of the outstanding shares of HDC Stock. Immediately prior to the Effective Time, all outstanding shares of HDC Stock will be duly authorized, validly issued, fully paid, and nonassessable and issued in compliance with all charter documents of HDC and all applicable federal and state laws. Except as set forth in
Section 2.2.1 of the HDC DISCLOSURE SCHEDULE, no capital stock of HDC is or will be authorized or outstanding immediately prior to the Effective Time.
Section 2.2.1 of the HDC DISCLOSURE SCHEDULE contains a complete and accurate list of all record and beneficial holders of HDC Stock as of immediately prior to the Effective Time, including the number of shares of HDC Stock held by each such holder.

        2.2.2 OPTIONS OR OTHER RIGHTS. Except as set forth in the HDC Disclosure Schedule, no subscription, warrant, option, preemptive right, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock or other security of HDC issued by HDC is authorized or outstanding. Except as set forth in the HDC Disclosure Schedule, there is no commitment or offer by HDC to issue or provide any such subscription, warrant, option, preemptive right, convertible security or other right or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of HDC. HDC has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof. There are no restrictions on the transfer of HDC's capital stock other than those arising from securities laws. There are no voting trusts, proxies or other agreements, instruments or understandings with respect to outstanding shares of HDC's capital stock to which HDC is a party.

    2.3 AUTHORITY TO EXECUTE AND PERFORM AGREEMENTS. Subject to the requirement to obtain approval of its stockholders to consummate the Merger under the DGCL, HDC has the requisite corporate power and authority to execute and deliver this Agreement and each agreement, document and instrument contemplated by this Agreement to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform fully its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and each such other agreement, document and instrument to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of HDC. The Board of Directors of HDC has adopted a resolution approving this Agreement and the transactions contemplated hereby, recommending approval of this Agreement and the Merger contemplated hereby (the "Procept Merger Proposal") by the stockholders of HDC and directing that this Agreement be submitted to the stockholders of HDC for their consideration. This Agreement and each agreement, document and instrument to which it is a party executed and delivered pursuant to this Agreement constitute, or when executed and delivered will constitute, valid and binding obligations of HDC, enforceable in accordance with their respective terms.

    2.4 SUBSIDIARIES AND OTHER AFFILIATES. HDC does not have any subsidiary or directly or indirectly own or have any investment in any of the capital stock of, or any other interest in, any other person or entity.

    2.5 CERTIFICATE OF INCORPORATION AND BYLAWS; BOOKS AND RECORDS. HDC has heretofore delivered or made available to Procept true and complete copies of its Certificate of Incorporation, as amended (certified by the Secretary of State of Delaware) and Bylaws as in effect on the date hereof and corporate minute books. HDC is not in default in the performance, observation or fulfillment of either its Certificate of Incorporation, as amended, or Bylaws. The minute books of HDC contain true and complete records of all meetings and consents in lieu of meetings of the Board of Directors and of the stockholders prior to the date hereof, and accurately reflect all transactions referred to in such minutes and consents in lieu of meetings.

    2.6 FINANCIAL STATEMENTS. The audited financial statements (including any related notes thereto) representing the financial condition of HDC as of June 30, 1999 and the unaudited financial statements (including the notes thereto) representing the financial condition of HDC as of September 30, 1999 (including any related notes thereto) (the "HDC Interim Financials"), (x) were prepared in accordance with U.S. generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and (y) fairly present the financial position of HDC as at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the HDC Interim Financials were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The balance sheet of HDC as of June 30, 1999 is hereinafter referred to as the "HDC Balance Sheet," the financial statements as of June 30, 1999 are hereinafter referred to as the "HDC Financials," and the balance sheet of HDC as of September 30, 1999 is hereinafter referred to as the "HDC Interim Balance Sheet".

    2.7 ABSENCE OF UNDISCLOSED LIABILITIES. Except for matters reflected or reserved against in the HDC Balance Sheet, at June 30, 1999 HDC had no and has not since such date incurred any material liabilities (either individually or in the aggregate) of any nature, whether accrued, absolute, contingent or otherwise (including without limitation, liabilities as guarantor or otherwise with respect to obligations of others or liabilities for taxes due or then accrued or to become due), except as and to the extent incurred since June 30, 1999 in the ordinary course of business.

    2.8  NO MATERIAL ADVERSE CHANGE.  Since June 30, 1999, there has not been:

        (i) any material adverse change in the assets, liabilities, condition (financial or otherwise), results of operation, business or prospects of HDC or any occurrence or circumstance which reasonably could be expected to result in such a material adverse change;

        (ii) any material change in the method of operating the business of HDC or in the manner of keeping the books, accounts or records of HDC or in any accounting method or practice of HDC;

        (iii) except for the execution of this Agreement and the letter of intent between Procept and HDC, dated September 15, 1999 (the "Letter of Intent") and the consummation of the transactions contemplated hereby and thereby, any sale, lease, mortgage, pledge, encumbrance, abandonment or disposition of, or agreement to sell, lease, mortgage, pledge, encumber, abandon or dispose of, any material assets or properties of HDC other than in the usual and ordinary course of business;

        (iv) except for the execution of this Agreement and the Letter of Intent and the consummation of the transactions contemplated hereby and thereby, any material transaction, commitment, contract or agreement entered into by HDC, or any relinquishment or abandonment by HDC of any material contract or right, or any modification, waiver, amendment, release, recision, or termination of any material term, condition or provision of any contract pertaining to HDC (other than any satisfaction by performance in accordance with the terms thereof) other than in the usual and ordinary course of business;

        (v) any adverse relationships or conditions with employees, suppliers, lenders or customers of HDC or any adverse relationships by HDC with governmental agencies that could reasonably be anticipated to have an HDC Material Adverse Effect;

        (vi) any acquisition by HDC (other than property or interests therein acquired in the ordinary course of its business) of all or any part of the assets, properties, capital stock or business of any other person or entity;

        (vii) any redemption or other acquisition by HDC of any of its capital stock or any declaration, setting aside or payment of any dividend or distribution of any kind with respect to shares of its capital stock;

        (viii) any loan or advance by HDC to any of its stockholders, officers, directors or consultants, or any other loan or advance other than in the ordinary course of business; or

        (ix) except as set forth in the HDC DISCLOSURE SCHEDULE, any new employment or consulting agreement, any increase in compensation, bonus or other benefits payable or to become payable by HDC to any of its directors, officers or employees, other than regularly scheduled increases consistent with past practice in the ordinary course of business, or any new grant of severance or termination rights, or increase in rights or benefits payable under existing severance or termination policies or agreements, to any director, officer or employee of HDC.

    2.9  TAX MATTERS.

        (a) Since its inception HDC has not filed any Tax Returns (as defined below). All Taxes required to be paid by HDC, whether or not shown on any Tax Return, have been paid or HDC has adequately provided reserves (in accordance with GAAP). HDC is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by any taxing authority in any jurisdiction that HDC is or may be subject to taxation by that jurisdiction. HDC has never been a member of any group required to file any affiliated, combined, consolidated, or unitary Tax Return.

        (b) There are no liens or other encumbrances with respect to Taxes upon any of the assets or properties of HDC, other than with respect to Taxes not yet due and payable.

        (c) No deficiency for any Taxes has been proposed in writing against HDC, which deficiency has not been paid in full. There are not ongoing or, to the knowledge of HDC, threatened any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters which could result in any tax deficiency of HDC for any taxable period ending on or before the date hereof, and HDC knows of no basis for the assertion of such a deficiency. No issue relating to HDC involving any Tax for which HDC might be liable has been resolved in favor of any taxing authority in any audit or examination which, by application of the same principles applied in the resolution of such issue, could reasonably be expected to result in a deficiency for Taxes of HDC for any period for which the applicable statute of limitations has not expired.

        (d) There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to HDC for any taxable period, and no power of attorney granted by or with respect to HDC relating to Taxes is currently in force.

        (e) The unpaid Taxes of HDC for all taxable periods (or portions thereof) ending on or prior to the date hereof (A) did not, as of September 30, 1999, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the HDC Interim Balance Sheet (rather than in any notes thereof).

        (f) No consent to the application of section 341(f)(2) of the Code (or any predecessor provision) has been made or filed by or with respect to HDC or any of its assets or properties. None of the assets or properties of HDC are or will be required to be treated as being (i) owned by any other person pursuant to the provisions of section 168(f)(8) of the Internal Revenue Code of 1954, as amended, and in effect immediately before the enactment of the Tax Reform Act of 1986, or (ii) tax-exempt use property within the meaning of section 168(h)(1) of the Code. HDC has not agreed, nor is it required, to make any adjustment under
Section 481(a) of the Code by reason of a change in accounting method or otherwise.

        (g) HDC has not been and is not currently in violation (or, with or without notice or lapse of time or both, would be in violation) of any applicable law or regulation relating to the payment or withholding of Taxes, and all withholding and payroll Tax requirements required to be complied with by HDC up to and including the date hereof have been satisfied.

        (h) HDC is not and has never been a party to or bound by, nor does it have or has it ever had any obligation under, any Tax sharing agreement or similar contract or arrangement.

        (i) There is no contract or agreement, plan, or arrangement by HDC concerning any person that, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible by HDC by reason of Section 280G of the Code.

        (j) HDC is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Procept shall have received (a) a certification from HDC, dated no more than thirty
(30) days prior to the Effective Time and signed by a responsible corporate officer of HDC, that HDC is not, and has not been at any time during the five years preceding the date of such certification, a United States real property holding company, as defined in Section 897(c)(2) of the Code, and (b) proof reasonably satisfactory to Procept that HDC has provided notice of such certification to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

As used in this Agreement, (i) "Tax Return" means any return, declaration, report, claim for refund, information return, or statement, and any schedule, attachment, or amendment thereto, including without limitation any consolidated, combined or unitary return or other document (including any related or supporting information), filed or required to be filed by any taxing authority in connection with the determination, assessment, collection, imposition, payment, refund or credit of any federal, state, local or foreign Tax or the administration of the laws relating to any Tax, and (ii) "Tax" or "Taxes" means any and all taxes, charges, fees, levies, deficiencies or other assessments of whatever kind or nature including, without limitation, all net income, gross income, profits, gross receipts, excise, real or personal property, sales, ad valorem, withholding, social security, retirement, excise, employment, unemployment, minimum estimated, severance, stamp, property, occupation, environmental, windfall profits, use, service, net worth, payroll, franchise, license, gains, customs, transfer, recording and other taxes, customs, duty, fees, assessments or charges of any kind whatsoever, imposed by any taxing authority, including any liability therefor as a transferee under Section 6901 of the Code or any similar provision of applicable law, as a result of Treasury Regulation Section 1.1502-6 or any similar provision of applicable law, or as a result of any Tax sharing or similar agreement, together with any interest, penalties or additions to tax relating thereto.

    2.10  COMPLIANCE WITH LAWS.

          2.10.1 Except as set forth on the HDC DISCLOSURE SCHEDULE, HDC is not in violation of or in default under, in any material respect, any order, judgment, injunction, award or decree, or any federal, state, local or foreign law, ordinance or regulation or any other requirement of any governmental or regulatory body, court or arbitrator, and is in compliance in all material respects with all of the foregoing that are applicable to it, its business or its assets. HDC has not received notice of, and there has not been any citation, fine or penalty imposed or asserted against it for, any such violation or alleged violation that has not been favorably and fully resolved.

          2.10.2 HDC holds all licenses, permits, certificates, exemptions, variances, franchises, orders or approvals of any federal, state, local or foreign governmental or regulatory body (collectively, "Permits") that are material to the conduct of its business and the uses of its assets. The HDC DISCLOSURE SCHEDULE contains a true and complete list of all such Permits as of the date hereof (the "HDC Permits"). The HDC Permits are in full force and effect and the validity and effectiveness of the HDC Permits will not be affected by the transactions contemplated hereby. No violations are or have been recorded with any governmental or regulatory body in respect of any HDC Permit, no proceeding is pending or, to the best knowledge of HDC, threatened to revoke or limit any HDC Permit, and HDC knows of no grounds for any such revocation or limitation. HDC is in compliance with the terms of the HDC Permits, except failures so to comply which individually or in the aggregate, are not having and could not be reasonably expected to have an HDC Material Adverse Effect.

    2.11 CONSENTS; NO BREACH. All consents, permits, authorizations and approvals from any person or entity that are required pursuant to applicable law, or agreement or otherwise in connection with the execution, delivery and performance of this Agreement by HDC are set forth in Section 2.11 of the HDC DISCLOSURE SCHEDULE, other than those which the failure to obtain would not affect the validity of this transaction or materially adversely affect the business of the Surviving Corporation after the Effective Time. Except as set forth in Section 2.11 of the HDC DISCLOSURE SCHEDULE, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any provision of the Certificate of Incorporation, as amended, or Bylaws of HDC; (ii) violate, conflict with or result in the breach of any of the terms or conditions of, result in a modification of, or otherwise give any other contracting party the right to terminate or accelerate, or constitute (or with notice or lapse of time or both constitute) a default under, any instrument, contract or other agreement to which HDC is a party or to which HDC or any of its assets or properties is bound or subject; (iii) violate any statute, law or regulation of any jurisdiction (which violation would affect the validity of the transaction contemplated hereby or otherwise would materially adversely affect the business of the Surviving Corporation after the Effective Time) or any order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body applicable to or binding upon HDC or any of its securities, properties, assets or business; (iv) violate any material Permit held by HDC; (v) require any filing with, notice to, or approval or consent of any foreign, federal, state, local or other governmental or regulatory body or any other person or entity; (vi) give rise to any obligation to make any material payment; or (vii) result in the creation of any Encumbrance (as defined in Section 2.15) on the assets or properties of HDC excluding from the foregoing clauses (ii), (iii), (iv) and (v) any exceptions to the foregoing that, in the aggregate, would not have an HDC Material Adverse Effect on the business of HDC or on the ability of HDC to consummate the transactions contemplated hereby, and the following: (a) the filing of the Merger Certificate with the Secretary of State of Delaware, (b) filings with various state blue sky authorities, (c) the filing with Nasdaq of an application for listing on the Nasdaq Small-Cap Market of the shares of Procept Common Stock to be issued in the Merger and (d) the filing with the Securities and Exchange Commission ("SEC") and the declaration of the effectiveness of a registration statement on Form S-4 (or such other form required by the SEC) (the "Registration Statement") to register the shares of Procept Common Stock to be issued in the Merger, including the proxy statement (the "Procept Proxy Statement") relating to the meeting of the stockholders of Procept (the "Procept Stockholders Meeting") to be held for the purpose of voting on the ratification and approval of the Procept Merger Proposal.

    2.12 ACTIONS AND PROCEEDINGS. There are no outstanding orders, judgments, injunctions, awards or decrees of any court, governmental or regulatory body or arbitration tribunal against or involving HDC or any of its securities, assets, or properties. There are no actions, suits or claims or legal, judicial, administrative or arbitration proceedings or investigations (whether or not the defense thereof or liabilities in respect thereof are covered by insurance) pending or, to the best knowledge of HDC, threatened against or involving HDC, or any of its securities, assets or properties.

    2.13 CONTRACTS AND OTHER AGREEMENTS. Section 2.13 of the HDC Disclosure Schedule sets forth a correct and complete list of all of the following currently in effect:

        (i) written contracts and other agreements with or for the benefit of any current or former officer, director, stockholder or employee of HDC involving more than $10,000, (provided in the case of a loan by HDC to any such person, the HDC DISCLOSURE SCHEDULE shall list all such loan arrangements, whether or not in writing, involving at least $10,000) and contracts and other agreements for the payment of fees or other consideration to any entity in which HDC has an interest;

        (ii) contracts and other agreements with any labor union or association representing any employee of HDC or otherwise providing for any form of collective bargaining;

        (iii) contracts and other agreements for the purchase or sale of materials, supplies, equipment, merchandise or services that contain an escalation, renegotiation or redetermination clause or that obligate HDC to purchase all or substantially all of its requirements of a particular product from a supplier, or for periodic minimum purchases of a particular product from a supplier;

        (iv) contracts and other agreements for the sale of any of the assets or properties of HDC other than in the ordinary course of business or for the grant to any person of any options, rights of first refusal, or preferential or similar rights to purchase any of such assets or properties;

        (v) partnership or joint venture agreements to which HDC is a party;

        (vi) contracts with agents or foreign representatives regarding the sales or marketing of the services or products of HDC;

        (vii) contracts or other agreements under which HDC agrees to act as surety or guarantor for or to indemnify any party (other than required indemnification provisions in customer contracts) or to share the tax liability of any party;

        (viii) contracts, options, outstanding purchase orders and other agreements for the purchase of any material asset, tangible or intangible;

        (ix) contracts and other agreements with customers, suppliers or other parties for the sharing of fees, the rebating of charges or other similar arrangements other than such contracts entered into in the ordinary course of business;

        (x) contracts and other agreements containing obligations or liabilities of any kind to holders of the securities of HDC as such (including, without limitation, an obligation to register any of such securities under any federal or state securities laws);

        (xi) contracts and other agreements containing covenants of HDC not to compete in any line of business or with any person or entity or covenants of any other person or entity not to compete with HDC in any line of business;

        (xii) contracts and other agreements relating to the acquisition by HDC of any operating business or the capital stock of any other person or entity;

        (xiii) contracts and other agreements requiring the payment to any party of a brokerage or sales commission or a finder's or referral fee;

        (xiv) contracts, indentures, mortgages, promissory notes, debentures, loan agreements, guaranties, security agreements, pledge agreements, and other agreements and instruments relating to the borrowing or lending of money by HDC or securing any such liability by HDC;

        (xv) any agreement or series of related agreements requiring aggregate payments by or to HDC of more than $10,000;

        (xvi) contracts under which HDC will acquire or has acquired ownership of, or license to, intangible property, including software other than commercially available end-user licenses; and

        (xvii) any other material contract or other agreement to which HDC is a party or by which any of its assets are bound whether or not made in the ordinary course of business.

    HDC has delivered or made available to Procept true and complete copies of all of the contracts and other agreements (and all amendments, waivers or other modifications thereto) set forth in Section 2.13 of the HDC DISCLOSURE SCHEDULE. All of such contracts and other agreements are valid, subsisting, in full force and effect, binding upon HDC and to the knowledge of HDC, binding upon the other parties thereto in accordance with their terms. Other than defaults which would not, either singly or in the aggregate, have an HDC Material Adverse Effect, HDC is not in default under any of such contracts and other agreements, nor, to the knowledge of HDC, is any other party to any such contract or other agreement in default thereunder, nor does any condition exist that constitutes or with notice or lapse of time or both would constitute a default by HDC thereunder.

    2.14 REAL PROPERTY; LEASES. HDC does not own any real property or any buildings or other structures and does not have any options or any contractual obligations to purchase or acquire any interest in real property. Section 2.14 of the HDC DISCLOSURE SCHEDULE sets forth a correct and complete list of all leases of real property to which HDC is a party (collectively, the "LEASES"). True and complete copies of the Leases and all amendments, modifications and supplemental agreements thereto have been delivered by HDC to Procept. The Leases are in full force and effect and to the knowledge of HDC, are binding and enforceable against each of the other parties thereto in accordance with their respective terms. To the knowledge of HDC no party to any Lease has given notice to HDC claiming the existence or occurrence of a breach or default thereunder by HDC and there has not occurred any event or circumstances which constitute, or with the passage of time or the giving of notice would constitute, a breach or default thereunder by HDC other than defaults which would not, either singly or in the aggregate, have an HDC Material Adverse Effect.

    2.15 TANGIBLE PROPERTY. HDC has good and marketable title to, or valid leasehold interests or otherwise has the unrestricted right to use, free and clear of any liens, claims, mortgages, encumbrances, pledges, security interests, equities and charges of any kind (each an "Encumbrance") each item of equipment, furniture, leasehold improvements, fixtures, vehicles, structures, any related capitalized items and other tangible property material to the business of HDC ("TANGIBLE PROPERTY") other than (i) any statutory Encumbrance arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent and (ii) any minor imperfection of title or similar Encumbrance which individually or in the aggregate with other such Encumbrances does not materially impair the value of the property or asset subject to such Encumbrances or the use of such property or asset in the ordinary conduct of business. All such Tangible Property is in good and sufficient operating condition and repair, ordinary wear and tear excepted, and to the best knowledge of HDC, HDC has not received notice that any of its Tangible Property is in violation of any existing law or any building, zoning, health, safety or other ordinance, code or regulation.

    2.16  INTELLECTUAL PROPERTY.

        (a) To the knowledge of HDC, HDC owns, or is licensed to use, or otherwise has the right to use all patents, trademarks, service marks, trade names, trade secrets, logos, franchises, and copyrights, and all applications for any of the foregoing, and all technology, inventions, trade secrets, know-how, computer software and processes to the extent material to the conduct of its business as now conducted (collectively, the "Proprietary Rights"). HDC has previously delivered to Procept a certified list of all such patents and registered copyrights and trademarks, and all applications therefor (the "HDC Registered Rights"). All of the HDC Registered Rights owned by HDC, and to the knowledge of HDC, all HDC Registered Rights licensed to HDC have been registered in, filed in or issued by the United States Patent and Trademark Office, the United States Register of Copyrights, or the corresponding offices of other jurisdictions as identified in Section 2.16 of the HDC DISCLOSURE SCHEDULE, and have been properly maintained and renewed in accordance with all applicable provisions of law and administrative regulations in the United States and in each such other jurisdiction.

        (b) To the knowledge of HDC, the business of HDC as currently conducted does not infringe upon the proprietary rights of others, nor has HDC received any notice or claim from any third party of such infringement by HDC. HDC is not aware of any material unlicensed infringement by any third party on, or any issued competing claim of right to use or own any of, the Proprietary Rights of HDC. To the knowledge of HDC, none of the activities of the employees of HDC on behalf of HDC violates any agreements or arrangements that any such employees have with former employers.

    2.17 TITLE TO ASSETS; LIENS. HDC has good and marketable title to or valid leasehold interests in or otherwise has the right to use all of its material assets and properties, including, without limitation, all of the assets and properties reflected on the HDC Interim Balance Sheet, free and clear of any Encumbrance, except for (i) assets and properties disposed of in the ordinary course of business subsequent to the date of the HDC Interim Balance Sheet,
(ii) Encumbrances securing the claims of materialmen, carriers, landlords and like persons, all of which are not yet due and payable, (iii) liens for Taxes not yet due and payable or for Taxes being contested in good faith by appropriate proceedings, or (iv) Encumbrances reflected on the HDC Interim Balance Sheet.

    2.18 EMPLOYEE BENEFIT PLANS. Section 2.18 of the HDC DISCLOSURE SCHEDULE sets forth a description of the group health plan (the "Plan") that HDC sponsors for the benefit of its employees. HDC does not sponsor any pension, profit sharing, retirement, deferred compensation, welfare, insurance, disability, bonus, vacation pay, severance pay or any similar plan, program or arrangement, including without limitation any employee benefit plan as defined in
Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). HDC has never maintained or contributed to any "MULTIEMPLOYER PLAN" as defined in Section 4001(a)(3) of ERISA, and HDC has not incurred any material liability under Section 4062, 4063 or 4201 of ERISA. The Plan has been administered in all material respects in accordance with the terms of such Plan and the provisions of any and all applicable statutes, orders or governmental rules or regulations, including without limitation ERISA and the Code. All material reports, returns, notices and documents required to be filed with respect to the Plan, have been timely filed. Except as set forth on the HDC DISCLOSURE SCHEDULE, all contributions required by law or the terms of the Plan have been made. Except as set forth on the HDC DISCLOSURE SCHEDULE, all claims for welfare benefits incurred by employees of HDC on or before the Closing are or will be fully covered by third-party insurance policies or programs. The Plan is not a defined benefit pension plan that is subject to Title IV of ERISA, nor has HDC ever maintained such a plan or any other qualified retirement or savings plan. Except for continuation of health coverage to the extent required under
Section 4980B of the Code or as otherwise set forth in this Agreement, there are no obligations under the Plan providing group health expense reimbursement benefits after termination of employment. Complete copies of the following have been delivered to Procept: (i) each trust agreement, group annuity contract, insurance policy or contract; (ii) if applicable, each Form 5500 series annual report with each required schedule and attachment for each of the three
(3) most recent plan years; and (iii) the most recent summary plan description and each summary of material modification thereto.

    2.19 EMPLOYEE RELATIONS. HDC has approximately 9 full-time equivalent employees and generally enjoys good employer-employee relations. None of HDC's employees are represented by any labor union. HDC is not delinquent in payments to any of its employees or consultants for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them to the date hereof or amounts required to be reimbursed to such employees or consultants. Neither Procept nor HDC will by reason of the Merger or anything done prior to the Closing be liable to any HDC employees for severance pay or any other payments (other than accrued salary, vacation or sick pay in accordance with HDC's normal policies) in the event any such employees are terminated. Correct and complete information as to all current directors, officers, employees or consultants of HDC including, in each case, name, current job title and annual rate of compensation has been provided by HDC to Procept.

    2.20 RELATIONSHIPS WITH AFFILIATES. Except as set forth in Section 2.20 of the HDC DISCLOSURE SCHEDULE, to the best knowledge of HDC, no officer or director of HDC has directly or indirectly any interest in, (i) any property or assets of HDC (except as a stockholder of HDC), (ii) any competitor or customer of HDC, (iii) any supplier or lender to HDC, or (iv) any party to any material contract or agreement with HDC.

    2.21 INSURANCE. Section 2.21 of the HDC DISCLOSURE SCHEDULE sets forth a correct and complete list of all policies or binders of fire, liability, product liability, workmen's compensation, vehicular, directors' and officers' and other insurance held by or on behalf of HDC specifying in each case the type and scope of coverage, the amount of coverage, the premium, the insurer, the expiration date and all claims made thereunder within the past three years. Such policies and binders are in full force and effect, are reasonably believed to be adequate for the business engaged in by HDC, are in conformity with the requirements of all leases or other agreements to which HDC is a party and are valid and enforceable in accordance with their terms. All premiums due under such policies and binders have been paid, and HDC is not in default with respect to any provision contained in any such policy or binder nor has HDC failed to give any notice or present any claim under any such policy or binder in due and timely fashion. There are no outstanding unpaid claims under any such policy or binder. HDC has not received notice of cancellation or non-renewal of, or any material amendment to, or any material increase in deductibles or premiums under, any such policy or binder. Correct and complete copies of certificates of insurance with respect to all such policies and binders have been provided by HDC to Procept.

    2.22 BROKERAGE. No broker, finder, agent or similar intermediary has acted on behalf of HDC in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, finders fees or similar fees or commissions payable in connection therewith based on any agreement, arrangement or understanding with, or any action taken by, HDC.

    2.23 HAZARDOUS MATERIALS. HDC has not generated, used or handled any Hazardous Materials (as defined below), nor has HDC treated, stored or disposed of any Hazardous Materials at any site owned or leased at any time by HDC or shipped any Hazardous Materials for treatment, storage or disposal at any other site or facility, except in compliance with all applicable laws. To the knowledge of HDC, no other person has generated, used, handled, stored or disposed of any Hazardous Materials at any site owned or premises leased by HDC at any time nor to the knowledge of HDC, has there been or is there threatened any release of any Hazardous Materials on or at any such site or premises. HDC does not presently operate or lease nor has it operated or leased in the past any site on which, underground storage tanks are or were located and which tanks are the responsibility of HDC to operate. To the knowledge of HDC, without investigation, no lien has been imposed by any governmental agency in connection with the presence of any Hazardous Materials on any property, facility, machinery, or equipment operated or leased by HDC. For purposes of this
Section 2.23, "Hazardous Materials" shall mean and include any "hazardous waste" as defined in either the United States Resource Conservation and Recovery Act, 42 U.S.C. 6901, or regulations adopted pursuant to said Act, and also any "hazardous substances" or "hazardous materials" as defined in the United States Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601, but excludes ordinary and customary materials in quantities reasonably required to be used by HDC in the ordinary course of its business.

    2.24 FULL DISCLOSURE. All documents and other papers delivered by or on behalf of HDC in connection with this Agreement and the transactions contemplated hereby are true, complete and authentic. No representation, warranty or statement of HDC made in this Agreement or the HDC DISCLOSURE SCHEDULE or in any document, statement or certificate furnished to Procept pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements made, in light of the circumstance under which they were made, not false or misleading.

        SECTION 3 -- REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

    Each Stockholder, severally and not jointly, represents and warrants to Procept as follows:

    3.1 TITLE. Such Stockholder has good and marketable title to the HDC Stock held by such Stockholder as set forth on SCHEDULE I, free and clear of any and all covenants, conditions, restrictions, voting trust arrangements, liens, charges, encumbrances, options and adverse claims or rights whatsoever.

    3.2 AUTHORITY. Such Stockholder has the full right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

    3.3 NO CONFLICT. Such Stockholder is not a party to, subject to or bound by any agreement or any judgment, order, writ, prohibition, injunction, decree or award of any federal, state, foreign or local court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory body, authority or agency (a "Governmental Entity") which would prevent the execution or delivery of this Agreement by such Stockholder or the consummation of the transactions contemplated hereby.

    3.4 BINDING AGREEMENT. This Agreement has been duly executed by such Stockholder. This Agreement and all other agreements and obligations entered into and undertaken in connection with the transactions contemplated hereby to which such Stockholder is a party constitute the valid and legally binding obligations of such Stockholder, enforceable against such Stockholder in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights and remedies of creditors generally. The execution, delivery and performance by such Stockholder of this Agreement and the agreements provided for herein to which such Stockholder is a party, and the consummation by such Stockholder of the transactions contemplated hereby and thereby, will not, with or without the giving of notice or the passage of time or both, (a) violate the provisions of any federal, state, local or foreign laws, regulations, rules, ordinances or orders applicable to such Stockholder; (b) violate any judgment, order, writ, prohibition, injunction, decree or award of any Governmental Entity applicable to such Stockholder; or (c) require on the part of such Stockholder any filing with, or any permit, authorization, consent or approval of, any Governmental Entity. No consent or approval of non-governmental third parties is required to be obtained in connection with the consummation by the Stockholders of the transactions contemplated by this Agreement.

    3.5 NO BROKER. No broker or finder has acted for such Stockholder in connection with this Agreement or the transactions contemplated hereby, and no broker or finder is entitled to any brokerage or finder's fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of such Stockholder.

         SECTION 4 -- REPRESENTATIONS AND WARRANTIES OF PROCEPT AND PAC

    Except as set forth on the disclosure schedule (the "PROCEPT DISCLOSURE SCHEDULE") delivered to HDC on the date hereof (regardless of whether the PROCEPT DISCLOSURE SCHEDULE is referenced in any particular subsection of this
Section 4), the subsection numbers of which are numbered to correspond to the subsection numbers of this Agreement to which they refer (provided that disclosure thereon under any subsection number shall be disclosure for any section hereof), each of Procept and PAC represents and warrants to HDC as set forth below:

    4.1 ORGANIZATION AND QUALIFICATION. Each of Procept and each direct and indirect subsidiary of Procept (the "Procept Subsidiaries") is a corporation duly organized, validly existing and in good standing under the laws of the state or other jurisdiction of its incorporation and has full corporate power and authority to own, lease and operate its assets, properties and business and to carry on its business as now being and as heretofore conducted. PAC was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated hereby. Each of Procept and each Procept Subsidiary is qualified, licensed or is otherwise authorized to transact business as a foreign corporation and is in good standing in each jurisdiction (in the United States and outside of the United States) in which the failure to be so qualified, licensed or otherwise authorized to transact business and in good standing would have a material adverse effect on the business or financial condition of Procept and the Procept Subsidiaries, taken as a whole (other than changes that are the effect of economic factors affecting the economy or the pharmaceutical industry as a whole) (a "Procept Material Adverse Effect").
Section 4.1 of the PROCEPT DISCLOSURE SCHEDULE sets forth the name and jurisdiction of incorporation of each Procept Subsidiary and each jurisdiction in which Procept and each Procept Subsidiary is licensed, qualified or otherwise authorized to transact business. Except as disclosed in Section 4.1 of the PROCEPT DISCLOSURE SCHEDULE, all of the outstanding shares of capital stock of each Procept Subsidiary are duly authorized, validly issued, fully paid and nonassessable and are owned, beneficially and of record, by Procept or a Procept Subsidiary wholly owned, directly or indirectly, by Procept, free and clear of any Encumbrances.

    4.2  CAPITALIZATION.

        4.2.1 OUTSTANDING CAPITAL STOCK. Procept's authorized capital stock consists of (i) 30,000,000 shares of Common Stock, $.01 par value per share, of which 14,652,161 shares were issued and outstanding as of October 30, 1999, no shares were held in treasury of Procept and 12,313,506 shares were reserved for issuance pursuant to instruments described in the PROCEPT DISCLOSURE SCHEDULE and (ii) 1,000,000 shares of Preferred Stock, $.01 par value per share, none of which shares are issued and outstanding as of the date of this Agreement. Except as disclosed in
Section 4.2 of the PROCEPT DISCLOSURE SCHEDULE, Procept has no obligation to issue additional shares of Procept Common Stock or any other security of Procept. Except as disclosed in Procept's proxy statement for its annual meeting of stockholders held on June 11, 1999, Procept is not aware of any record or beneficial holder of more than five percent (5%) of the outstanding shares of Procept Common Stock. The outstanding shares of Procept Common Stock are and all shares reserved for issuance will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid, and nonassessable and have been issued in compliance with all charter documents of Procept and all applicable federal and state laws. The shares of Procept Common Stock issuable to the holders of the HDC Stock pursuant to Article I of this Agreement will be, when issued in accordance with this Agreement, duly authorized, validly issued, fully paid and nonassessable. Except as disclosed in Section 4.1 of the PROCEPT DISCLOSURE SCHEDULE, there are no (x) outstanding subscriptions, warrants, options, preemptive rights, convertible securities or other rights (any of the foregoing an "Option") obligating Procept or any of the Procept Subsidiaries to issue or sell any shares of capital stock of Procept or any Procept Subsidiary or to grant, extend or enter into any such Option or (y) voting trusts, proxies or other agreements, instruments or understandings with respect to outstanding shares of Procept or any Procept Subsidiary or (z) outstanding contractual obligations of Procept or any Procept Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of any Procept Subsidiary or to provide funds to or make an investment (in the form of a loan, capital contribution or otherwise) in any Procept Subsidiary.

        4.2.2 OPTIONS OR OTHER RIGHTS. Except as set forth in the PROCEPT DISCLOSURE SCHEDULE, (i) no Option obligating Procept to purchase or acquire any shares of capital stock or other security of Procept is authorized or outstanding, (ii) there is no commitment or offer by Procept to issue or provide any such Option or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of Procept, (iii) Procept has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof, (iv) there are no restrictions on the transfer of Procept's capital stock other than those arising from securities laws, and (v) there are no voting trusts, proxies or other agreements, instruments or understandings with respect to outstanding shares of Procept's capital stock to which Procept is a party.

    4.3 AUTHORITY TO EXECUTE AND PERFORM AGREEMENTS. Subject to the requirement that Procept obtain approval of its stockholders to consummate the Merger under the DGCL, each of Procept and PAC has the requisite corporate power and authority to execute and deliver this Agreement and each agreement, document and instrument contemplated by this Agreement to which it is a party, to consummate the transactions contemplated hereby and thereby and to perform fully its respective obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and each such other agreement, document and instrument to which either of Procept or PAC is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Procept and PAC. The Board of Directors of each of Procept and PAC has adopted a resolution approving this Agreement and the transactions contemplated hereby. The Board of Directors of PAC has recommended the approval of this Agreement to the sole stockholder of PAC, and Procept, as the sole stockholder of PAC, has approved this Agreement in accordance with the DGCL. The Board of Directors of Procept has adopted a resolution recommending approval of the Procept Merger Proposal by the stockholders of Procept, declaring the advisability of the issuance of Procept Common Stock in connection with the Merger, and directing that the Procept Merger Proposal be submitted for consideration by the stockholders of Procept. This Agreement and each agreement, document and instrument to which Procept or PAC is a party executed and delivered pursuant to this Agreement constitutes, or when executed and delivered by Procept or PAC, as the case may be, will constitute, valid and binding obligations of each of Procept and PAC, enforceable against Procept and PAC in accordance with their respective terms.

    4.4 SUBSIDIARIES AND OTHER AFFILIATES. Except as disclosed in Section 4.1 of the PROCEPT DISCLOSURE SCHEDULE, Procept does not have any subsidiary or directly or indirectly own or have any investment in any of the capital stock of, or any interest convertible into or exchangeable or exercisable for or any other interest in, any other person, corporation, partnership, joint venture or other business association or entity.

    4.5 CHARTER AND BYLAWS; BOOKS AND RECORDS. Procept has heretofore delivered or made available to HDC true and complete copies of the Certificate of Incorporation (certified by the Secretary of State or comparable authority of its jurisdiction of incorporation) and Bylaws of each of Procept and PAC as in effect on the date hereof, and corporate minute books. Neither Procept nor PAC is in default in the performance, observation or fulfillment of either its Certificate of Incorporation or Bylaws. The minute books of Procept and PAC contain true and complete records of all meetings and consents in lieu of meetings of the Board of Directors and of the stockholders of each of Procept and PAC prior to the date hereof, and accurately reflect all transactions referred to in such minutes and consents in lieu of meetings. The stock books of each of Procept and PAC are true, complete and correct. The general ledgers and books of account of Procept and PAC to which HDC and its representatives have been given access are correct and complete in all material respects and have been maintained in accordance with good business practice.

    4.6 SEC REPORTS. Procept has previously delivered to HDC its (i) Annual Report on Form 10-K for the year ended December 31, 1998 (the "Procept 10-K"), as filed with the SEC, (ii) the proxy statement relating to Procept's annual meeting of stockholders held on June 11, 1999 and (iii) all other forms, schedules, reports and other documents (all of the foregoing documents referred to in (i), (ii) and (iii), the "Procept SEC Reports") filed by Procept with the SEC and all similar forms, documents, reports and schedules filed by Procept with the SEC since January 1, 1994, which are all the documents that Procept and the Procept Subsidiaries were required to file with the SEC since such date. As of their respective dates, the Procept SEC Reports and all similar forms, documents, reports and schedules filed by Procept with the SEC since January 1, 1994 complied in all material respects with applicable requirements of the Securities Act of 1933, as amended (the "Securities Act") or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the case may be, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Procept has timely filed with the SEC all reports required to be filed under Section 13, 14 or 15(d) of the Exchange Act since becoming registered under the Exchange Act.

    4.7 FINANCIAL STATEMENTS. The consolidated financial statements contained in the Procept 10-K and in Procept's quarterly report on Form 10-Q for the quarter ended June 30, 1999 (the "Procept 10-Q") complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto and have been prepared from, and are in accordance with, the books and records of Procept and fairly present the consolidated financial condition, results of operations and cash flows of Procept as of the dates and for the periods presented therein, all in accordance with GAAP applied on a consistent basis, except as otherwise indicated therein and subject (in the case of the unaudited financial statements included in the Procept 10-Q) to normal year-end and audit adjustments and footnote disclosures, which in the aggregate are not material.

    4.8 ABSENCE OF UNDISCLOSED LIABILITIES. Except for matters reflected or reserved against in the balance sheet for the period ended December 31, 1998 (or the notes thereto) included in the Procept 10-K (the "Procept Balance Sheet") neither Procept nor any of the Procept Subsidiaries had at such date or has incurred since such date liabilities of any nature, whether accrued, absolute, contingent or otherwise (including without limitation, liabilities as guarantor or otherwise with respect to obligations of others or liabilities for Taxes due or then accrued or to become due), except for liabilities (i) adequately reflected and reserved against in the Procept unaudited balance sheet dated
June 30, 1999 included in the Procept 10-Q (the "Procept Interim Balance Sheet"), or (iii) incurred since December 31, 1998 in the ordinary course of business and not material in amount, either individually or in the aggregate and which liabilities have not had, and could not be reasonably expected to have, individually or in the aggregate, a Procept Material Adverse Effect.

    4.9 NO MATERIAL ADVERSE CHANGE. Except as set forth in the Procept Disclosure Schedule, since December 31, 1998, there has not been:

        (i) any material adverse change in the assets, liabilities, condition (financial or otherwise), results of operation, business or prospects of Procept and the Procept Subsidiaries, taken as a whole, or any occurrence or circumstance which reasonably could be expected to result in such a material adverse change;

        (ii) any material change in the method of operating the business of Procept and the Procept Subsidiaries, in the manner of keeping the books, accounts or records of Procept and the Procept Subsidiaries or in any accounting method or practice of Procept and the Procept Subsidiaries;

        (iii) except for the execution of this Agreement and the Letter of Intent and the consummation of the transactions contemplated hereby and thereby, any sale, lease, mortgage, pledge, encumbrance, abandonment or disposition of, or agreement to sell, lease, mortgage, pledge, encumber, abandon or dispose of, any material assets or properties of Procept, other than in the usual and ordinary course of business;

        (iv) except for the execution of this Agreement and the Letter of Intent and the consummation of the transactions contemplated hereby and thereby, any material transaction, commitment, contract or agreement entered into by Procept or any Procept Subsidiary, or any relinquishment or abandonment by Procept or any Procept Subsidiary of any material contract or right, or any modification, waiver, amendment, release, recision, or termination of any material term, condition or provision of any contract pertaining to Procept or any Procept Subsidiary (other than any satisfaction by performance in accordance with the terms thereof), other than in the usual and ordinary course of business;

        (v) any adverse relationships or conditions with employees, suppliers, lenders, customers or governmental agencies that could reasonably be anticipated to have a Procept Material Adverse Effect;

        (vi) any acquisition by Procept or any Procept Subsidiary (other than property or interests therein acquired in the ordinary course of its business) of all or any part of the assets, properties, capital stock or business of any other person or entity;

        (vii) any redemption or other acquisition by Procept or any Procept Subsidiary of any of its capital stock or any declaration, setting aside or payment of any dividend or distribution of any kind with respect to shares of its capital stock;

        (viii) any loan or advance by Procept or any Procept Subsidiary to any stockholder, officer, director, employee, or consultant, or any other loan or advance other than in the ordinary course of business; or

        (ix) any new employment or consulting agreement, any increase in compensation, bonus or other benefits payable or to become payable by Procept or any Procept Subsidiary to any of its directors, officers or employees, other than regularly scheduled increases consistent with past practice in the ordinary course of business, or any new grant of severance or termination rights, or increase in rights or benefits payable under existing severance or termination policies or agreements, to any director, officer or employee of Procept or any Procept Subsidiary.

    Since December 31, 1998, Procept and the Procept Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice.

    4.10  COMPLIANCE WITH LAWS.

    4.10.1 Each of Procept and the Procept Subsidiaries is not in violation of or in default under, in any material respect, any order, judgment, injunction, award or decree, or any federal, state, local or foreign law, ordinance or regulation or any other requirement of any governmental or regulatory body, court or arbitrator, and is in compliance in all material respects with all of the foregoing that are applicable to it, its business or its assets. Neither Procept nor any of the Procept Subsidiaries has received notice of, and there has not been any citation, fine or penalty imposed or asserted against any of them for, any such violation or alleged violation that has not been favorably and fully resolved.

    4.10.2 Procept and the Procept Subsidiaries hold all Permits that are material to the conduct of their business and the uses of their assets. The PROCEPT DISCLOSURE SCHEDULE contains a true and complete list of all such Permits as of the date hereof (the "Procept Permits"). The Procept Permits are in full force and effect and the validity and effectiveness of the Procept Permits will not be affected by the transactions contemplated hereby. No violations are or have been recorded with any governmental or regulatory body in respect of any Procept Permit, no proceeding is pending or, to the best knowledge of Procept, threatened to revoke or limit any Procept Permit, and Procept knows of no grounds for any such revocation or limitation. Procept and the Procept Subsidiaries are in compliance with the terms of the Procept Permits, except failures so to comply which, individually or in the aggregate, are not having and could not be reasonably expected to have a Procept Material Adverse Effect.

    4.11 CONSENTS; NO BREACH. All consents, permits, authorizations and approvals from any person or entity that are required pursuant to applicable law, or agreement or otherwise in connection with the execution, delivery and performance of this Agreement by Procept and PAC are set forth in Section 4.11 of the PROCEPT DISCLOSURE SCHEDULE, other than those which the failure to obtain would not affect the validity of this transaction or materially adversely affect the business of Procept and the Procept Subsidiaries after the Effective Time. Except as set forth in Section 4.11 of the PROCEPT DISCLOSURE SCHEDULE, the execution, delivery and performance of this Agreement by Procept and PAC and the consummation of the transactions contemplated hereby will not (i) violate any provision of the Certificate of Incorporation or Bylaws of Procept or PAC;
(ii) violate, conflict with or result in the breach of any of the terms or conditions of, result in a modification of, or otherwise give any other contracting party the right to payment or terminate or accelerate or constitute (or with notice or lapse of time or both constitute) a default under, any instrument, contract or other agreement to which Procept or any Procept Subsidiary is a party or to which Procept or any Procept Subsidiary or any of their respective assets or properties is bound or subject; (iii) violate any statute, law or regulation of any jurisdiction (which violation would affect the validity of the transaction contemplated hereby or otherwise would materially adversely affect the business of Procept or the Procept Subsidiaries after the Effective Time) or any order, judgment, injunction, award or decree of any court, arbitrator or governmental or regulatory body applicable to or binding upon Procept or any of the Procept Subsidiaries or their respective securities, properties, assets or business; (iv) violate any Procept Permit; (v) require any filing with, notice to, or approval or consent of any foreign, federal, state, local or other governmental or regulatory body or any other person or entity;
(vi) give rise to any obligation to make any payment; or (vii) result in the creation of any Encumbrance on the assets or properties of Procept or any of the Procept Subsidiaries, excluding from the foregoing clauses (ii), (iii), (iv) and
(v) any exceptions to the foregoing that, in the aggregate, would not have a Procept Material Adverse Effect on the business of Procept or on the ability of Procept and PAC to consummate the transactions contemplated hereby, and the following: (a) the filing of the Merger Certificate with the Secretary of State of Delaware, (b) filings with various state blue sky authorities, (c) the filing with Nasdaq of an application for listing of the shares of Procept Common Stock to be issued in the Merger and (d) the filing with the SEC and the declaration of the effectiveness of the Registration Statement (including the Procept Proxy Statement).

    4.12 ACTIONS AND PROCEEDINGS. Except as set forth on the PROCEPT DISCLOSURE SCHEDULE, there are no outstanding orders, judgments, injunctions, awards or decrees of any court, governmental or regulatory body or arbitration tribunal against or involving Procept or the Procept Subsidiaries or any of their securities, assets, or properties. There are no actions, suits or claims or legal, judicial, administrative or arbitration proceedings or investigations (whether or not the defense thereof or liabilities in respect thereof are covered by insurance) pending or, to the best knowledge of Procept, threatened against or involving Procept or the Procept Subsidiaries or any of their respective securities, assets or properties.

    4.13 INFORMATION SUPPLIED. The Procept Proxy Statement, the Registration Statement and any other documents to be filed by Procept with the SEC or any other governmental or regulatory authority in connection with the Merger and the other transactions contemplated hereby will (in the case of the Procept Proxy Statement, the Registration Statement and any such other documents filed with the SEC under the Securities Act or the Exchange Act) comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, respectively, and will not, on the date of its filing or, in the case of the Registration Statement, at the time it becomes effective under the Securities Act or, in the case of the Procept Proxy Statement, at the time the Procept Proxy Statement is mailed to stockholders of Procept, at the time of the Procept Stockholders Meeting, and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

    4.14 BROKERAGE. Except as set forth on the PROCEPT DISCLOSURE SCHEDULE, no broker, finder, agent or similar intermediary has acted on behalf of Procept or PAC in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, finders fees or similar fees or commissions payable in connection therewith based on any agreement, arrangement or understanding with, or any action taken by Procept.

    4.15 TAX MATTERS. For the purposes of this Section 4.15 (including the defined terms used herein) "Procept" includes each of the Procept Subsidiaries.

    (a) Except as set forth in the PROCEPT DISCLOSURE SCHEDULE, Procept has filed all material Tax Returns required to be filed by it under applicable law prior to the date hereof. All such Tax Returns were true, complete and correct in all material respects and filed on a timely basis. Procept (i) has paid all material Taxes due, or claimed or asserted in writing by any taxing authority to be due, for the periods covered by such Tax Returns or (ii) has duly and fully provided reserves (in accordance with GAAP) with respect to all such Taxes.

    (b) Except as set forth in the PROCEPT DISCLOSURE SCHEDULE, the Procept Balance Sheet includes a reserve for Tax liability which is adequate to pay all material Taxes of Procept for the taxable periods ending on the date of such Procept Balance Sheet which were not yet due and payable.

    (c) Except as set forth in the PROCEPT DISCLOSURE SCHEDULE, there are no Tax liens upon the assets of Procept which reasonably could be expected to have a Procept Material Adverse Effect, except liens for Taxes not yet due.

    (d) Except as set forth in the PROCEPT DISCLOSURE SCHEDULE, (A) Procept has not waived or extended the statute of limitations for the assessment of any federal income Taxes applicable to any Tax Returns of Procept; (B) no federal income Tax Returns have been examined by the appropriate taxing authorities for any periods; and (C) no deficiency for any material Taxes has been asserted in writing or assessed by any taxing authority against Procept that has not been resolved and paid in full.

    (e) Except as set forth in the PROCEPT DISCLOSURE SCHEDULE, no audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of Procept.

    (f) Except as set forth in the PROCEPT DISCLOSURE SCHEDULE, Procept has not received a written ruling of a taxing authority relating to Taxes or entered into a written and legally binding closing agreement with any taxing authority relating to Taxes.

    (g) To the extent requested by HDC, Procept has made available to HDC complete and accurate copies of all Tax Returns filed by or on behalf of Procept for its last three taxable years.

    (h) Except as set forth in the PROCEPT DISCLOSURE SCHEDULE, no agreements relating to allocating or sharing of Taxes have been entered into by Procept.

    4.16  ENVIRONMENTAL MATTERS.

    (a) As of the date hereof, to the knowledge of Procept, no underground storage tanks are present under any property that Procept or any of the Procept Subsidiaries has at any time owned, operated or leased. To the knowledge of Procept, as of the date hereof no material amount of any Hazardous Materials, but excluding office and janitorial supplies, are present, as a result of the actions of Procept or any of the Procept Subsidiaries in, on or under any property, including the land and the improvements, ground water and surface water, that Procept or any of the Procept Subsidiaries has at any time owned, operated, occupied or leased.

    (b) At no time has Procept or any of the Procept Subsidiaries transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law or order promulgated by any governmental or regulatory authority in effect on or before the Effective Time, which has had or is reasonably likely to have a Procept Material Adverse Effect, nor has Procept or any of the Procept Subsidiaries disposed of, transported, sold or manufactured any product containing a Hazardous Material (collectively "Hazardous Material Activities") in violation of any law or order to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity, which has or is reasonably likely to have a Procept Material Adverse Effect.

    (c) Procept and the Procept Subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents ("Environmental Permits") necessary for the conduct of their Hazardous Material Activities and other businesses of Procept or any of the Procept Subsidiaries as such activities and businesses are currently being conducted.

    (d) No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the knowledge of Procept, as of the date hereof threatened concerning any Environmental Permit or any Hazardous Material Activity of Procept or any of the Procept Subsidiaries which reasonably could be expected to have a Procept Material Adverse Effect. Procept is not aware of any fact or circumstance which could involve Procept or any of the Procept Subsidiaries in any environmental litigation or impose upon Procept or any of the Procept Subsidiaries any environmental liability which in either case would be reasonably likely to have a Procept Material Adverse Effect.

    4.17 EMPLOYEE BENEFIT PLANS. Section 4.17 of the PROCEPT DISCLOSURE SCHEDULE sets forth a correct and complete list of all pension, profit sharing, retirement, deferred compensation, welfare, insurance, disability, bonus, vacation pay, severance pay and similar plans, programs or arrangements, including without limitation all employee benefit plans as defined in
Section 3(3) of ERISA with respect to which Procept is the "Plan Sponsor" within the meaning of Section 3(16)(B) of ERISA, or in which Procept or any of the Procept Subsidiaries participates (the "Procept Plans"). None of Procept or any of the Procept Subsidiaries has ever maintained or contributed to any "multiemployer plan" as defined in Section 4001(a)(3) of ERISA or any defined benefit pension plan or money purchase pension plan that is subject to Title IV of ERISA, and none of Procept or any of the Procept Subsidiaries has incurred any material liability under Section 4062, 4063 or 4201 of ERISA. Each Procept Plan which is intended to be qualified under Section 401(a) or 501(c)(9) of the Code has received a favorable determination letter from the Internal Revenue Service ("IRS"). Each Procept Plan has been administered in all material respects in accordance with its terms and the provisions of any and all applicable statutes, orders or governmental rules or regulations, including without limitation ERISA and the Code. To the knowledge of Procept, nothing has been done or omitted to be done with respect to any Procept Plan which is intended to comply with Section 401(a) of the Code that would adversely affect the qualified status of such Procept Plan or result in any material liability on the part of Procept or any of the Procept Subsidiaries including, without limitation, under Title I of ERISA or Section 4975 of the Code (other than an operational violation that could be corrected through the IRS's Administrative Policy Regarding Self-Correction). All material reports, returns, notices and documents required to be filed with respect to all Procept Plans, including without limitation annual reports on Form 5500, have been timely filed. Except as set forth on the PROCEPT DISCLOSURE SCHEDULE, all contributions required by law or the terms of any Procept Plan have been made. Except as set forth on the PROCEPT DISCLOSURE SCHEDULE, all claims for welfare benefits incurred by employees of Procept or any of the Procept Subsidiaries on or before the Closing are or will be fully covered by third-party insurance policies or programs. Except for continuation of health coverage to the extent required under
Section 4980B of the Code, there are no obligations under any Procept Plan providing group health expense reimbursement benefits after termination of employment. Complete copies of the following documents with respect to each Procept Plan (as applicable) have been delivered to HDC: (i) each relevant Procept Plan document and subsequent amendment thereto; (ii) each trust agreement, group annuity contract, insurance policy or contract; (iii) each Form 5500 series annual report with each required schedule and attachment for each of the three (3) most recent plan years; (iv) the most recent IRS determination letter; and (v) the most recent summary plan description and each summary of material modification thereto. For purposes of this Section 4.17, references to Procept include Procept and its ERISA Affiliates. An "ERISA Affiliate" of Procept means any trade or business (whether or not incorporated) that together with Procept would have been deemed a "single employer" within the meaning of Section 4001(b) of ERISA or Section 414(m) of the Code at any time within the five-year period ending on the Closing Date.

    4.18 TITLE TO ASSETS; LIENS. Each of Procept and the Procept Subsidiaries has good and marketable title to or valid leasehold interests in or otherwise has the right to use all of its material assets and properties, including, without limitation, all of the assets and properties reflected on the Procept Interim Balance Sheet, free and clear of any Encumbrance, except for (i) assets and properties disposed of in the ordinary course of business,
(ii) Encumbrances securing the claims of materialmen, carriers, landlords and like persons, all of which are not yet due and payable, (iii) liens for Taxes not yet due and payable or for Taxes being contested in good faith by appropriate proceedings, or (iv) Encumbrances reflected on the Procept Interim Balance Sheet.

    4.19  INTELLECTUAL PROPERTY.

    (a) To the knowledge of Procept, Procept and the Procept Subsidiaries, as appropriate, own, or are licensed to use, or otherwise have the right to use all Proprietary Rights to the extent material to the conduct of their business as now conducted. Procept has previously delivered to HDC a certified list of all such patents and registered copyrights and trademarks, and all applications therefor (the "Procept Registered Rights"). All of the Procept Registered Rights owned by Procept and the Procept Subsidiaries, and to the knowledge of Procept, all Procept Registered Rights licensed to Procept and the Procept Subsidiaries have been registered in, filed in or issued by the United States Patent and Trademark Office, the United States Register of Copyrights, or the corresponding offices of other jurisdictions as identified in Section 4.19 of the PROCEPT DISCLOSURE SCHEDULE, and have been properly maintained and renewed in accordance with all applicable provisions of law and administrative regulations in the United States and in each such other jurisdiction.

    (b) To the knowledge of Procept, the business of Procept and the Procept Subsidiaries as currently conducted does not infringe upon the proprietary rights of others, nor has Procept or any of the Procept Subsidiaries received any notice or claim from any third party of such infringement by Procept or any of the Procept Subsidiaries. Procept is not aware of any material unlicensed infringement by any third party on, or any issued competing claim of right to use or own any of, the Proprietary Rights of Procept or any of the Procept Subsidiaries. To the knowledge of Procept, none of the activities of the employees of Procept or any of the Procept Subsidiaries on behalf of Procept or any of the Procept Subsidiaries violates any agreements or arrangements that any such employees have with former employers.

    4.20 VOTE REQUIRED. The affirmative vote of the holders of record of at least a majority of the outstanding shares of Procept Common Stock with respect to the approval of the Merger and the issuance of Procept Common Stock in connection with the Merger is the only vote of the holders of any class or series of capital stock of Procept required to approve the Merger and the other transactions contemplated hereby.

    4.21 FULL DISCLOSURE. All documents and other papers delivered by or on behalf of Procept and the Procept Subsidiaries in connection with this Agreement and the transactions contemplated hereby are true, complete and authentic. No representation, warranty or statement of Procept or PAC made in this Agreement or in any Exhibit hereto or the PROCEPT DISCLOSURE SCHEDULE or in any document, statement or certificate furnished by Procept or PAC pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements made, in light of the circumstance under which they were made, not false or misleading.

                     SECTION 5 -- COVENANTS AND AGREEMENTS

    The parties covenant and agree as follows:

    5.1 CONDUCT OF HDC BUSINESS. Except with the prior written consent of Procept and except as otherwise contemplated herein, during the period from the date hereof to the Closing Date, HDC shall observe the following covenants:

    (a) AFFIRMATIVE COVENANTS PENDING CLOSING. HDC will:

        (i) PRESERVATION OF PERSONNEL. Use all reasonable efforts to preserve intact its business organization and keep available the services of present employees, in each case in accordance with past practice, it being understood that termination of employees with poor performance ratings shall not constitute a violation of this covenant;

        (ii) INSURANCE. Use all reasonable efforts to keep in effect casualty, public liability, worker's compensation and other insurance policies in coverage amounts not less than those in effect at the date of this Agreement;

        (iii) PRESERVATION OF THE BUSINESS; MAINTENANCE OF PROPERTIES, CONTRACTS. Use all reasonable efforts to preserve its business, advertise, promote and market its services, keep its properties intact, preserve its goodwill, and maintain all physical properties in good operating condition;

        (iv) INTELLECTUAL PROPERTY RIGHTS. Use all reasonable efforts to preserve and protect HDC's Proprietary Rights;

        (v) ORDINARY COURSE OF BUSINESS. Operate its business diligently and solely in the ordinary course; and

        (vi) CANCELLATION OF CONTINGENT RIGHTS TO RECEIVE HDC STOCK. Cause HDC Stock to be issued to each employee, consultant and advisor who currently holds contingent rights to receive HDC Stock pursuant to the terms of their employment or engagement arrangements with HDC ("HDC Rightsholders") in exchange for cancellation of such contingent rights, and withhold or cause to be withheld from each HDC Rightsholder funds sufficient to satisfy all applicable Tax withholding obligations related thereto.

    (b) NEGATIVE COVENANTS PENDING CLOSING. HDC will not:

        (i) DISPOSITION OF ASSETS. Sell or transfer, or mortgage, pledge or create or permit to be created any encumbrance on, any of its assets, other than sales or transfers in the ordinary course of business and liens existing under arrangements disclosed herein or permitted under Section 2.17;

        (ii) LIABILITIES. Without the consent of Procept, (A) incur any obligation or liability other than in the ordinary course of its business (provided that HDC may incur expenses in connection with this transaction of up to $185,000), (B) incur any indebtedness for borrowed money or enter into any contracts or commitments involving payments by HDC of $10,000 or more, other than purchase orders or commitments for inventory, materials and supplies in the ordinary course of business and the additional financing of HDC prior to the Effective Time contemplated by Section 5.20 hereof or (C) except as contemplated by Section 5.20 hereof, enter into any transaction with an officer, director or stockholder holding 5% or more of the equity of HDC;

        (iii) COMPENSATION. Without the consent of Procept, (A) change the compensation or fringe benefits of any officer, director or employee of HDC, or
(B) enter into or modify the Plan or any employment, severance or other agreement with any officer, director or employee of HDC other than changes in compensation based on regularly scheduled increases consistent with past practice in the ordinary course of business or as required by law to maintain the tax-qualified status of the Plan or as otherwise required by law;

        (iv) CAPITAL STOCK. Except as provided in Section 5.1(a)(vi) above and
Section 5.20 below, (A) Grant any option, warrant or other right to purchase, or to convert any obligation into, shares of its capital stock, (B) declare or pay any dividend or other distribution with respect to any shares of its capital stock or (C) issue any shares of its capital stock;

        (v) CERTIFICATE OF INCORPORATION AND BYLAWS; TAX ELECTIONS. Except as contemplated by this Agreement, amend the Certificate of Incorporation, as amended, or Bylaws of HDC or make any material Tax election;

        (vi) ACQUISITIONS. Make any material acquisition of property other than in the ordinary course of HDC's business; or

        (vii) MATERIAL AGREEMENTS. Without the consent of Procept, and except as contemplated by Section 5.20 hereof, enter into any material agreement with any other person or entity (other than in the ordinary course of its business involving payments by HDC of less than $10,000) or modify or cancel any such agreement.

    5.2 NASDAQ LISTING. Procept shall take such actions as may be necessary to cause the shares of Procept Common Stock to be issued hereunder to be admitted for trading or approved for quotation on The Nasdaq Small-Cap Market prior to the Effective Time.

    5.3 CEO SEARCH. Procept shall continue its search for an individual to engage as the Chief Executive Officer of Procept following the Merger. In the event that a new Chief Executive Officer is not engaged prior to the Merger, John F. Dee shall continue to serve in that capacity on an interim basis.

    5.4  AGREEMENT NOT TO ENTERTAIN OTHER OFFERS; TERMINATION OF ARTICLE VI
RIGHTS.

    5.4.1 In consideration of the efforts and expenses undertaken by both parties in pursuing the Merger and other valuable consideration, the receipt and adequacy of which are acknowledged, Procept and HDC agree that until the Closing Date or until this Agreement is otherwise terminated pursuant to Section 10, neither Procept nor HDC nor any of their authorized representatives shall:

    (a) (i) directly or indirectly, solicit any proposal relating to the acquisition by another party of all or any portion of the capital stock of such company or substantially all of the assets of such company (whether by merger or otherwise);

        (ii) directly or indirectly, engage in any discussions or negotiations with any other party regarding any such acquisition (whether by merger or otherwise), or otherwise encourage or facilitate any efforts by any other party to engage in such an acquisition; or

        (iii) except as otherwise contemplated by this Agreement, sell, transfer or dispose of all or any portion of the capital stock of such company or grant, issue or sell any option or warrant, right to subscribe to or purchase any such capital stock or any security convertible into or exchangeable for any such share or enter into any agreement or commitment to effect any such issuance or sale or sell, transfer or dispose of substantially all of the assets of such company (whether by merger or otherwise);

PROVIDED, HOWEVER, that (x) Procept shall have certain rights with respect to issuance of additional shares of Procept Common Stock to certain of its current shareholders and/or debtholders pursuant to the terms of the Article VI Rights
Termination and Exchange Agreement dated as of November   , 1999 (the
"Article VI Agreement") attached as Exhibit A hereto, (y) nothing in the foregoing shall restrict either company from engaging in discussions with potential collaborative partners, subject to such company disclosing to the other the identity of the party involved in such discussions and the general nature thereof; and (z) notwithstanding the foregoing, each such company and its authorized representatives may participate in discussions or negotiations with, provide information to, and consummate a transaction with, a third party which would otherwise be prohibited by this section, if (A) such discussions or negotiations were commenced prior to the date hereof or if commenced after the date hereof, were not solicited by or on behalf of such company and (B) such discussions or negotiations were being continued or initiated after consultation with and based upon written advice of independent legal counsel which determined in good faith that such action is necessary for the Board of Directors of the involved company to comply with its fiduciary duties to its stockholders under applicable law.

    (b) In the event that either HDC or Procept breaches its obligations under
Section 5.4(a) or engages in discussions or negotiations with, provides information to, or consummates a transaction with a third party, which activity would have been a breach of Section 5.4 but for clause (z) of such section, then, unless the Merger subsequently occurs prior to January 31, 2000 (or
March 31, 2000 if the Registration Statement is reviewed by the SEC), on the earlier of (i) the consummation of any such transaction with a third party or
(ii) January 31, 2000 (or March 31, 2000 if the Registration Statement is reviewed by the SEC), such company shall pay the other a termination fee in the amount of $250,000, in immediately available funds to an account designated by the recipient party. The parties acknowledge and agree that the provisions for payment of such a termination fee are included herein in order to induce each party to enter into this Agreement and to reimburse the non-terminating party for incurring the costs and expenses related to the contemplated Merger. No more than one termination fee shall be paid by any party hereunder. The parties hereto agree that any termination fee that is paid or due hereunder shall be deemed to be liquidated damages designed to reasonably compensate the recipient party for the loss incurred by the breaching party's actions.

    5.5 CORPORATE EXAMINATIONS AND INVESTIGATIONS. Prior to the Effective Time, each of Procept and HDC shall be entitled, through its employees and representatives, to have such access to the assets, properties, business, books, records and operations of the other as Procept or HDC, as the case may be, shall reasonably request in connection with such party's investigation of the other with respect to the transactions contemplated hereby. Any such investigation and examination shall be conducted at reasonable times and the party being investigated shall cooperate fully therein. No investigation by a party shall diminish or obviate any of the representations, warranties, covenants or agreements of any other party contained in this Agreement, provided that any party having actual knowledge prior to the date hereof of an inaccuracy in a representation or warranty of another party must have given notice thereof to such other party prior to the date hereof to be entitled to make any recovery hereunder for breach of such representation or warranty. For the purposes of this Agreement, actual knowledge shall mean the conscious knowledge of the executive officers of a party who have given substantive attention to this transaction. In order that each of Procept and HDC may have full opportunity to make such investigation, the party being investigated shall furnish the representatives of the other during such period with all such information and copies of such documents concerning the affairs of the party being investigated as such representatives may reasonably request and cause its officers, employees, consultants, agents, accountants and attorneys to cooperate fully with such representatives in connection with such investigation.

    5.6 EXPENSES. Subject to Section 5.4, if the Merger is not consummated, each of HDC and Procept shall bear its respective expenses incurred in connection with this Agreement and the transactions contemplated hereby. HDC represents and warrants that its good faith estimate of the fees and expenses of its legal counsel, financial advisors and accountants to be incurred in connection with this transaction are as set forth on the HDC DISCLOSURE SCHEDULE. If the Merger is consummated, the Surviving Corporation, as the successor to HDC, shall be liable for all unpaid expenses of HDC.

    5.7 AUTHORIZATION FROM OTHERS. Prior to the Closing Date, the parties shall use all reasonable efforts to obtain all authorizations, consents and permits required to permit the consummation of the transactions contemplated by this Agreement, including without limitation all consents required from third parties who have contractual relationships with HDC.

    5.8 CONSUMMATION OF AGREEMENT. Each party shall use all reasonable efforts to perform and fulfill all conditions and obligations to be performed and fulfilled by it under this Agreement and to ensure that to the extent within its control or capable of influence by it, no breach of any of its representations, warranties and agreements hereunder occurs or exists on or prior to the Effective Time, all to the end that the transactions contemplated by this Agreement shall be fully carried out in a timely fashion.

    5.9 FURTHER ASSURANCES. Each of the parties shall execute such documents, further instruments of transfer and assignment and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby.

    5.10 SECURITIES LAW MATTERS. As soon as practicable following the date hereof, Procept shall prepare and file with the SEC the Registration Statement covering the shares of Procept Common Stock comprising the Merger Consideration in which the Procept Proxy Statement/Prospectus will be included as part of the prospectus. Procept will use best efforts to have the Registration Statement declared and maintained effective, as soon as practicable following such filing. HDC will cooperate with Procept in such preparation and, after the Registration Statement is effective, Procept and HDC (by providing a list of HDC stockholder names and addresses) shall facilitate the distribution of the Procept Proxy Statement/Prospectus contained in the Registration Statement to the stockholders of Procept and the stockholders of HDC. Certificates representing shares issued to stockholders of HDC who are "affiliates" as defined under the Securities Act will bear appropriate legends as required under Rule 145 under the Securities Act. Prior to the Effective Time, Procept shall use best efforts to qualify the shares of Procept Common Stock to be issued in the Merger under the securities or "blue sky" laws of every state necessary to offer and issue the Merger Consideration to the stockholders of HDC at the Closing, except any such state with respect to which counsel for Procept has determined that such qualification is not required under the securities or "blue sky" laws of such state, and except that in no event shall Procept be obligated to qualify as a foreign corporation or to execute a general consent to service of process in any state in which it has not previously so qualified or has not previously so consented.

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
    5.11 HDC STOCKHOLDER APPROVAL. HDC, acting through its Board of Directors, shall, in accordance with applicable law and its certificate of incorporation and Bylaws:

        (i) as soon as practicable after the declaration of the effectiveness of the Registration Statement, use best efforts to obtain the approval (the "Approval") of the HDC stockholders required under the DGCL pursuant to action by written consent for the consummation of the transactions contemplated hereby; and

        (ii) as soon as practicable after obtaining the Approval, cause notice of the Approval to be sent to all HDC stockholders.

    5.12 PROCEPT STOCKHOLDER MEETING. Procept, acting through its Board of Directors, shall, in accordance with applicable law and its certificate of incorporation and Bylaws:

        (i) as soon as practicable after the declaration of the effectiveness of the Registration Statement, duly call, give notice of, convene and hold the Procept Stockholders Meeting and at any adjournment thereof, submit to the stockholders of Procept the Procept Merger Proposal to obtain such approval required pursuant to the Nasdaq Market Rules;

        (ii) subject to the duties of the Board of Directors under applicable law as advised in writing by independent legal counsel, include in the Procept Proxy Statement to be delivered to the stockholders of Procept soliciting their approval of this Agreement and the transactions contemplated hereby the recommendation of its Board of Directors that the stockholders vote in favor of such transactions; and

        (iii) use best efforts (A) to obtain and furnish the information required to be included by it in the Procept Proxy Statement, (B) to cause the Procept Proxy Statement to be mailed to its stockholders at the earliest practicable time after the effectiveness of the Registration Statement, and
(C) to obtain the necessary approvals by its stockholders of this Agreement, the Merger and the transactions contemplated hereby.

    5.13 PUBLIC ANNOUNCEMENTS AND CONFIDENTIALITY. Any press release or other information to the press or any third party with respect to this Agreement or the transactions contemplated hereby shall require the prior approval of Procept and HDC, which approval shall not be unreasonably withheld, provided that a party shall not be prevented from making such disclosure as it shall be advised by counsel is required by law. HDC shall also keep confidential and shall not use in any manner any information or documents obtained from Procept or its representatives concerning Procept's assets, properties, business and operations, unless readily ascertainable from public information, already known or subsequently developed by HDC independently, received from a third party not under an obligation to keep such information confidential or otherwise required by law. If this Agreement terminates prior to the Closing, Procept shall also keep confidential and shall not use in any manner any information or documents obtained from HDC or its representatives unless readily ascertainable from public information, already known or subsequently developed by Procept independently, received from a third party not under an obligation to keep such information confidential or otherwise required by law. If this Agreement terminates prior to the Closing all copies of any documents obtained from another party or its representatives will be returned, except that one copy thereof may be retained by counsel to the party returning such documents in order to evidence compliance hereunder. The obligations set forth in the previous three sentences of this Section 5.13 shall survive termination of this Agreement.

    5.14  LOCK-UP AGREEMENTS.  Except as otherwise provided pursuant to
Section 5.20 below, HDC shall use all reasonable efforts prior to the Closing Date, to cause all directors, executive officers of HDC, holders of 5% or more of the outstanding voting stock of HDC and certain employees, consultants and advisors of HDC, each of whom is named on Schedule 5.14 hereto (collectively, "HDC Affiliates") to execute an agreement in a form reasonably satisfactory to Procept and its counsel (the "HDC Lock-Up Agreements"), which shall restrict the sale of shares of Procept Common Stock issued to the HDC Affiliates in the Merger for a period of one year from the Closing Date (the "Holding Period") (provided that individuals who are not officers, directors or holders of 5% or more of the outstanding voting stock of HDC ("Designated HDC Affiliates") shall have the immediate right to sell up to 5% of the shares of the Procept Common Stock issued to them in the Merger), after which (i) 15% of the shares held by Designated HDC Affiliates and (ii) 20% of such shares held by all other HDC Affiliates shall be available for sale in the first calendar quarter subsequent to the Holding Period, and an additional 20% of such shares shall be available for sale each successive calendar quarter thereafter. Procept shall use all reasonable efforts prior to the Closing Date, to cause all directors and executive officers of Procept and holders of 5% or more of the outstanding voting stock of Procept, each of whom is named on
SCHEDULE 5.14 hereto ("Procept Affiliates") to execute an agreement in a form reasonably satisfactory to HDC and its counsel (the "Procept Lock-Up Agreements"), which shall restrict the sale of shares of Procept Common Stock held by such Procept Affiliate during the Holding Period, after which 20% of such shares shall be available for sale in the calendar quarter subsequent to the Holding Period, and an additional 20% of such shares shall be available for sale each successive calendar quarter thereafter.

    5.15 PROCEPT SEC FILINGS. Until the Closing Date, Procept shall furnish HDC with a copy of each periodic or current report filed by Procept under the Exchange Act promptly after filing the same. All filings made by Procept after the date hereof pursuant to the Exchange Act will be made in a timely fashion, will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

    5.16 HDC INTERIM FINANCIAL STATEMENTS. Until the Closing Date, HDC shall furnish Procept with a copy of its unaudited financial statements covering each calendar quarter ending after June 30, 1999, and prior to the Closing Date, promptly after the completion thereof. Such interim unaudited financial statements shall be prepared in a manner consistent with those financial statements referenced in Section 2.6 above.

    5.17 FAIRNESS OPINIONS. Each of Procept and HDC shall use all reasonable efforts to obtain a fairness opinion from the independent financial advisers named in Sections 6.5 and 6.6 addressed to such company's Board of Directors stating that the Merger is fair from a financial point of view to such company and its stockholders.

    5.18 PROCEPT BOARD MEMBERSHIP. Prior to or on the Closing Date, three persons shall resign as members of the Board of Directors of Procept, and
(ii) the remaining members of the Board of Directors shall vote to (a) enlarge the number of directors on the Board to nine and (b) effective immediately following the Effective Time, fill the vacancies on the Procept Board of Directors with the three individuals to be mutually determined by Procept and HDC.

    5.19  TERMINATION OF CERTAIN CONTRACTUAL RIGHTS.  As contemplated by the
Article VI Agreement attached hereto as EXHIBIT C, Procept shall use reasonable commercial efforts to terminate the rights of certain stockholders and other persons (the "Article VI Rights") to receive additional shares of Procept Common Stock pursuant to contractual provisions contained in Subscription Agreements and in the Agreement and Plan of Merger with Pacific Pharmaceuticals, Inc. dated as of December 10, 1998.

    5.20 FUNDING OF HDC. Richard Kurtz ("Kurtz") shall lend to HDC $275,000 pursuant to an additional financing (the "Financing") of HDC in the form of a demand note which shall be automatically convertible into 262,499 shares of HDC Stock immediately prior to the effectiveness of the Merger. Shares of Procept Common Stock issued as Merger Consideration in respect of HDC Stock issued to Kurtz in the Financing shall be specifically excluded from the HDC Lock-Up Agreements.

    5.21 TAX MATTERS. The following provisions shall govern the allocation between the Surviving Corporation and the Stockholders of responsibility for certain tax matters following the Effective Time:

        (a) The Surviving Corporation shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for HDC for all periods ending on or prior to the Effective Time which are due after the Effective Time. Such Tax Returns shall be provided to the Stockholders for the Stockholders' review and comment not later than 30 days prior to the due date for filing such Tax Returns (including extensions), and the Stockholders shall be entitled to suggest to the Surviving Corporation any reasonable changes to such Tax Returns. The Stockholders and the Surviving Corporation agree to consult and to resolve in good faith any issue arising as a result of the review of such Tax Returns and to mutually consent to the filing of such Tax Returns as promptly as possible. In the event the parties are unable to resolve any dispute within ten days following the delivery to the Stockholders of any such Tax Return, the Stockholders and the Surviving Corporation shall jointly request the Surviving Corporation's independent accounting firm, or if such firm is not acceptable to either the Surviving Corporation or the Stockholders, another independent accounting firm appointed by such firm (the "Independent Accounting Firm") to resolve any issue at least five days before the due date of such Tax Return, in order that such Tax Return may be timely filed. The party whose position is farthest from the resolution reached by the Independent Accounting Firm shall pay the Independent Accounting Firm's fees and expenses, and the determination of the Independent Accounting Firm shall be binding on all parties. The Stockholders shall reimburse the Surviving Corporation for Taxes of HDC with respect to such periods within fifteen (15) days after payment by the Surviving Corporation of such Taxes.

        (b) The Surviving Corporation shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of HDC and the Surviving Corporation for Tax periods which begin before the Effective Time and end after the Effective Time. The Stockholders shall pay to the Surviving Corporation within fifteen (15) days after the date on which Taxes are paid with respect to such periods an amount equal to the portion of such Taxes which relates to the portion of such taxable period ending on the Effective Time. For purposes of this section, in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes (but does not end on) the Effective Time, the portion of such Tax which relates to the portion of such taxable period ending on the Effective Time shall (x) in the case of Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period from the first day of such taxable period through the Effective Time and the denominator of which is the number of days in the entire taxable period, and (y) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount which would be payable if the relevant taxable period ended on the Effective Time (that is, through a closing of the books of the corporation).

        The Surviving Corporation shall deliver to the Stockholders at least
30 days prior to the due date for filing any such Tax Return to which this
Section 5.21(b) relates (including extensions) a statement setting forth the amount of Tax allocated to the Stockholders pursuant to this section (the "Tax Statement") for such Tax Returns and copies of such Tax Returns.. The Stockholders have the right to review such Tax Returns and the Tax Statement prior to the filing of such Tax Returns and to suggest to the Surviving Corporation any reasonable changes to such Tax Returns. If the Stockholders agree with the Tax Statement the Stockholders shall promptly pay the amount shown thereon to the Surviving Corporation in accordance with the above provisions of this Section 5.21(b). If the Stockholders disagree with the Tax Statement, the Stockholders and the Surviving Corporation agree to consult and to resolve in good faith any issue arising as a result of the review of such Tax Returns and the Tax Statement and to mutually consent to the filing of such Tax Returns as promptly as possible. In the event the parties are unable to resolve any dispute within ten days following the delivery to the Stockholders of such Tax Returns and the Tax Statement, the Stockholders and the Surviving

Corporation shall jointly request the Independent Accounting Firm to resolve any issue in dispute as promptly as possible. If the Independent Accounting Firm is unable to make a determination with respect to any disputed issue within five business days prior to the due date (including extensions) for the filing of the Tax Return in question, then the Surviving Corporation may file such Tax Return on the due date (including extensions) therefor without such determination having been made and without the Stockholders' consent. Notwithstanding the filing of such Tax Return, the Independent Accounting Firm shall make a determination with respect to any disputed issue, and the amount of Taxes that are allocated to the Stockholders pursuant to this Section 5.21(b) shall be as determined by the Independent Accounting Firm. The fees and expenses of the Independent Accounting Firm shall be paid by the party whose position is farthest from the determination reached by the Independent Accounting Firm. Nothing in this section shall excuse the Stockholders from their responsibility for their share, as determined in accordance with this section, of any such Taxes if the amount of Taxes as ultimately determined (on audit or otherwise) for the periods covered by such Tax Returns exceeds the amount determined under this Section.

        (c) Each of the Surviving Corporation and the Stockholders shall cooperate fully, as and to the extent reasonably requested by any other party, in connection with the filing of Tax Returns pursuant to this Section and any audit, litigation, or other proceeding with respect to Taxes of HDC. Such cooperation shall include the retention (to the extent applicable) and (upon the other party's request) the provision of records and information which are reasonably relevant to the preparation of any such Tax Return or to any such audit, litigation or other proceeding. The Stockholders agree (a) to retain all books and records, if any, in their possession with respect to Tax matters pertinent to HDC relating to any taxable period beginning before the Effective Time until the expiration of the statute of limitations (and, to the extent notified by the Surviving Corporation, any extension thereof) of the applicable taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (b) to give the Surviving Corporation reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the Surviving Corporation so requests, the Stockholders shall allow the Surviving Corporation to take possession of such books and records.

        (d) All transfer, documentary, sales, use, stamp, registration (but not including the costs of registration of the Procept Common Stock issued in the Merger pursuant to the Registration Statement or in connection with quotation of such shares on the Nasdaq Small-Cap Market) and other such Taxes and fees (including any penalties and interest) incurred by HDC or the Stockholders in connection with the consummation of the transactions contemplated by this Agreement shall be paid by the Stockholders when due, and the Stockholders will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use and other Taxes and fees, and, if, required by applicable law, the Surviving Corporation will, and will cause its affiliates to, join in the execution of any such Tax Returns and other documentation.

    5.22 DISCLAIMER REGARDING TAX STATUS. HDC and each of the Stockholders hereby explicitly acknowledge and agree that neither Procept nor Palmer & Dodge LLP, counsel to Procept, are making or have made any representation or warranty whatsoever to HDC or any of the Stockholders regarding the tax impact of the Merger on HDC or the Stockholders or the status of the Merger as a tax free reorganization under the Code. HDC and the Stockholders are relying on their own independent legal advice for such purposes.

SECTION 6 -- CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EACH PARTY TO CONSUMMATE
                                   THE MERGER

    The respective obligations of each party to consummate the Merger shall be subject to the satisfaction or waiver, at or before the Effective Time, of each of the following conditions:

    6.1 APPROVALS. All required approvals of the stockholders of HDC and Procept and all consents and approvals referred to in Sections 2.11 and 4.11 of this Agreement, other than those which, the failure to obtain would not affect the validity of this transaction or materially adversely affect the business of the Surviving Corporation or Procept and the Procept Subsidiaries after the Effective Time shall have been obtained.

    6.2 ABSENCE OF ORDER. No restraining order or injunction of any court which prevents consummation of the Merger shall be in effect.

    6.3 NASDAQ STOCK EXCHANGE LISTING. The shares of Procept Common Stock to be issued in the Merger shall have been approved for quotation on the Nasdaq Small-Cap Market.

    6.4 EFFECTIVENESS OF REGISTRATION STATEMENT; STATE SECURITIES LAWS The Registration Statement shall have been declared effective by the SEC and there shall not be any stop order in effect with respect to the Registration Statement. Procept shall have received all state securities or "blue sky" permits and other authorizations necessary to issue the Procept Common Stock pursuant to this Agreement.

    6.5 PROCEPT FAIRNESS OPINION. The Board of Directors of Procept shall have received the opinion of Hempstead & Co. Incorporated to the effect that the Merger is fair from a financial point of view to Procept and its stockholders and such opinion shall not have been withdrawn as of the Closing Date.

    6.6 HDC FAIRNESS OPINION. The Board of Directors of HDC shall have received the opinion of Capitalink L.C. to the effect that the Merger is fair from a financial point of view to HDC and its stockholders and such opinion shall not have been withdrawn as of the Closing Date.

    6.7 PROCEPT CERTIFICATE OF AMENDMENT. Immediately prior to the effective date of the Registration Statement, the Board of Directors of Procept shall have adopted, and the stockholders of Procept shall have subsequently approved, an amendment to Procept's Certificate of Incorporation (the "Amendment") pursuant to Section 242 of the DGCL whereby Procept shall increase its authorized Common Stock to a number of shares in an amount no less than the sum of all issued and outstanding shares, plus all shares issuable pursuant to outstanding options, warrants and other shares issuable pursuant to any of the agreements referenced herein or on the PROCEPT DISCLOSURE SCHEDULE, and the Amendment shall be duly filed with the Secretary of State of the State of Delaware pursuant to
Section 103 of the DGCL simultaneously with the Merger Certificate.

    6.8 CASH POSITIONS. Immediately prior to the Effective Time, Procept shall have on hand a minimum of $1,000,000 in net working capital. Immediately prior to the Effective Time, HDC shall have positive net working capital.

   SECTION 7 -- CONDITIONS PRECEDENT TO THE OBLIGATION OF PROCEPT AND PAC TO
                             CONSUMMATE THE MERGER

    The obligation of Procept and PAC to consummate the Merger is subject to the satisfaction or waiver by Procept and PAC, at or before the Effective Time, of the following conditions:

    7.1 REPRESENTATIONS, WARRANTIES AND COVENANTS. The representations and warranties of HDC contained in this Agreement shall be true and correct in all material respects on and as of the Effective Time with the same force and effect as though made on and as of the Effective Time (with such exceptions as may be permitted under or contemplated by this Agreement and the HDC DISCLOSURE SCHEDULE). HDC shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Effective Time. HDC shall have delivered to Procept a certificate, dated the Closing Date, to the foregoing effect.

    7.2 CERTIFICATE OF SECRETARY OF HDC. HDC shall have delivered to Procept a certificate of the Secretary of HDC dated as of the Closing Date, certifying as to (i) the Certificate of Incorporation, as amended, and the Bylaws of HDC,
(ii) the resolutions of the Board of Directors of HDC authorizing and approving the execution, delivery and performance by HDC of this Agreement and the transactions contemplated hereby and (iii) the resolutions of the stockholders of HDC authorizing and approving this Agreement and the transactions contemplated hereby.

    7.3 HDC LOCK-UP AGREEMENTS. Procept shall have received the HDC Lock-Up Agreements.

    7.4 SEC REPORTING. PricewaterhouseCoopers LLP shall have confirmed, to Procept's satisfaction, that HDC's historical financial records are adequate to permit Procept to fulfill its SEC financial reporting obligations in connection with Procept's future registered financings without unreasonable effort or expense.

    7.5 RECISION OFFERS. HDC shall furnish Procept with reasonably satisfactory evidence of completion of recision offers wherever required under applicable state securities laws in connection with its 1999 private placement of HDC Common Stock pursuant to Rule 504 under Regulation D of the Securities Act in the jurisdictions of Kentucky, New Hampshire, New Jersey and Virginia. HDC shall have made all required filings and paid in full all applicable penalties and fines, if any, resulting from any and all such state securities law violations.

    7.6 DEBT CONVERSION. Procept shall have concluded an agreement with each of Dr. Lindsay Rosenwald, Aries Trust and Aries Domestic Fund, L.P. (collectively, the "Debtholders") whereby each of the Debtholders shall have agreed to cancel certain indebtedness originally owed by Binary
Therapeutics, Inc. in exchange for (i) Procept Common Stock and (ii) certain reduced cash payments.

    7.7 CANCELLATION OF CONTINGENT RIGHTS. All of the contingent rights to receive HDC Stock referred to in Section 5.1(a)(vi) hereto shall have been cancelled in exchange for shares of fully paid and nonassessable HDC Stock, which shares are reflected in Section 2.2.1 of the HDC Disclosure Schedule.

    7.8 OPINION OF COUNSEL TO HDC. Procept shall have received an opinion of Todtman, Nachamie, Spizz & Johns, P.C., counsel to HDC, dated the Closing Date and in form and substance reasonably acceptable to Procept.

    7.9 MERGER CERTIFICATE. HDC shall have executed the Merger Certificate referred to in Section 1.2.

    7.10 NO ENCUMBRANCES. The shares of HDC Stock shall be free and clear of any Encumbrances.

    7.11 DISSENTING SHARES. The Dissenting Shares of HDC Stock shall not exceed five percent (5%) of the shares of HDC Stock issued and outstanding on the Closing Date.

    7.12 BANK ACCOUNTS. HDC shall have delivered to Procept documentation necessary to change the authorized signatories for HDC's bank and brokerage accounts as specified by Procept.

    7.13 CERTIFICATES. HDC shall have furnished Procept with such certificates of public officials as may be reasonably requested by Procept.

              SECTION 8 -- CONDITIONS PRECEDENT TO THE OBLIGATION
                        OF HDC TO CONSUMMATE THE MERGER

    The obligation of HDC to consummate the Merger is subject to the satisfaction or waiver by it, at or before the Effective Time, of the following conditions:

    8.1 REPRESENTATIONS, WARRANTIES AND COVENANTS. The representations and warranties of Procept and PAC contained in this Agreement shall be true and correct in all material respects on and as of the Effective Time with the same force and effect as though made on and as of the Effective Time (with such exceptions as may be permitted under or contemplated by this Agreement). Procept and PAC shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by them on or prior to the Effective Time. Each of Procept and PAC shall have delivered to HDC a certificate, dated the Effective Time, to the foregoing effect.

    8.2 CERTIFICATE OF SECRETARY OF PROCEPT. Procept shall have delivered to HDC a certificate of the Secretary of Procept dated as of the Closing Date, certifying as to (i) the Certificate of Incorporation and the Bylaws of Procept,
(ii) the resolutions of the Board of Directors of Procept authorizing and approving the execution, delivery and performance by Procept of this Agreement and the transactions contemplated hereby and (iii) the resolutions of the stockholders of Procept authorizing and approving this Agreement and the transactions contemplated hereby.

    8.3 CERTIFICATE OF SECRETARY OF PAC. PAC shall have delivered to HDC a certificate of the Secretary of PAC dated as of the Closing Date, certifying as to (i) the Certificate of Incorporation and the Bylaws of PAC and (ii) the resolutions of the Board of Directors and stockholder of PAC authorizing and approving the execution, delivery and performance by PAC of this Agreement and the transactions contemplated hereby.

    8.4 PROCEPT LOCK-UP AGREEMENTS. HDC shall have received the Procept Lock-Up Agreements.

    8.5 OPINION OF COUNSEL TO PROCEPT AND PAC. HDC shall have received an opinion of Palmer & Dodge LLP, counsel to Procept and PAC, dated the Closing Date, and in form and substance reasonably acceptable to HDC.

    8.6 CERTIFICATES. Procept and PAC shall have furnished HDC with such certificates of public officials as may be reasonably requested by HDC.

    8.7 TERMINATION OF CERTAIN CONTRACTUAL RIGHTS. Procept shall have furnished HDC with reasonably satisfactory evidence that the Article VI Agreement has been executed as of or prior to the Closing.

    8.8 BROKER FEES. The number of shares of Procept Common Stock payable by Procept Capital, Inc. as a brokerage fee in connection with the Merger shall not exceed five percent (5%) of 10,920,000 shares, or 546,000 shares of Procept Common Stock.

                          SECTION 9 -- INDEMNIFICATION

    9.1 DEFINITIONS. As used in this Agreement, the following terms shall have the following meanings:

        (a) "AFFILIATE" as to any person means any entity, directly or indirectly, through one or more intermediaries, controlling, controlled by or under common control with such person.

        (b) "EVENT OF INDEMNIFICATION" shall mean either a Stockholder Event of Indemnification or a Surviving Corporation Event of Indemnification.

        (c) "INDEMNIFIED PERSONS" shall mean either Stockholder Indemnified Persons or Surviving Corporation Indemnified Persons.

        (d) "INDEMNIFYING PERSONS" shall mean either Stockholder Indemnifying Persons or Surviving Corporation Indemnifying Persons.

        (e) "STOCKHOLDER EVENT OF INDEMNIFICATION" shall mean:

(A) any representation or warranty of HDC or the Stockholders set forth herein having been false or misleading in any material respect as of the time when made or as of the Effective Time; or

(B) any default by HDC or the Stockholders in the performance or observance of any of their covenants or agreements hereunder; or

(C) the incidence of any liability for or relating to (w) any Tax of HDC with respect to any taxable period (or portion thereof, determined in a manner consistent with Section 5.21(b) hereof) ending on or before the Effective Time (x) HDC's failure to file any Tax Returns for any period ending on or before the Effective Time, (y) any transfer, documentary, sales, use, stamp, registration, (but not including the costs of registration of the Procept Common Stock issued in the Merger pursuant to the Registration Statement or in connection with quotation of such shares on the Nasdaq Small-Cap Market) or other such Tax or fee in connection with the consummation of the transactions contemplated by this Agreement, or (z) the unpaid Taxes of any person other than HDC under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise; or

(D) the incidence of any liability, fine, penalty, or other cost relating to or derived from, directly or indirectly, HDC's violations of state securities laws in connection with its previous stock issuances ("Blue Sky Claims").

Each claim described in clause (A) or (B) (only to the extent that such claim relates to the representations and warranties set forth in Section 2.9 or the covenants and agreements set forth in Section 5.21) or clause (C) of this paragraph, is referred to herein as a "Tax Claim" and collectively as the "Tax Claims."

        (f) "STOCKHOLDER INDEMNIFIED PERSONS" shall mean and include Procept, the Surviving Corporation and their respectives Affiliates, successors and assigns, and the respective officers and directors of each of the foregoing.

        (g) "STOCKHOLDER INDEMNIFYING PERSONS" shall mean and include each of the Stockholders and its, his or her respective successors, assigns, heirs and legal representatives and estate, except that each of Don Paradiso and GSII Corporation shall constitute Stockholder Indemnifying Persons only with respect to liabilities arising from or relating to periods up to and including September 21, 1999.

        (h) "SURVIVING CORPORATION EVENT OF INDEMNIFICATION" shall mean:

            (i) any representation or warranty of PAC or Procept set forth herein or in any certificate delivered in connection herewith having been false or misleading in any material respect as of the time when made or as of the Effective Time; or

            (ii) any default by PAC or Procept in the performance or observance of any of their covenants or agreements hereunder.

        (i) "SURVIVING CORPORATION INDEMNIFIED PERSONS" shall mean and include the Stockholders and their respective successors, assigns, heirs and legal representatives and estate.

        (j) "SURVIVING CORPORATION INDEMNIFYING PERSONS" shall mean and include Procept, the Surviving Corporation and their successors and assigns.

        (k) "LOSSES" shall mean any and all losses, claims, shortages, damages, liabilities, expenses (including reasonable attorneys' and accountants' fees), assessments, Taxes (including interest or penalties thereon) sustained, suffered or incurred by any Indemnified Person arising from or in connection with any such matter that is the subject of indemnification under
Section 10.2 hereof, but specifically excluding any consequential or incidental damages.

    9.2  INDEMNIFICATION GENERALLY.

        (a) Until the applicable Survival Date (as defined in Section 9.6), the Stockholder Indemnifying Persons, jointly and severally, shall indemnify the Stockholder Indemnified Persons from and against any and all Losses arising from or in connection with any Stockholder Event of Indemnification.

        (b) Until the applicable Survival Date (as defined in Section 9.6), the Surviving Corporation Indemnifying Persons shall indemnify the Surviving Corporation Indemnified Persons from and against any and all Losses arising from or in connection with any Surviving Corporation Event of Indemnification.

    9.3 ASSERTION OF CLAIMS. No claim shall be brought under Section 9.2 hereof unless the Indemnified Persons, or any of them, at any time prior to the applicable Survival Date, give the applicable Indemnifying Persons (a) written notice of the existence of any such claim, specifying the nature and basis of such claim and the amount thereof, to the extent known or (b) written notice pursuant to Section 9.4 of any Third Party Claim. The failure so to provide such notice to the Indemnifying Persons will not relieve the Indemnifying Persons from any liability which they may have to the Indemnified Persons under this Agreement or otherwise (unless and only to the extent that such failure results in the loss or compromise of any rights or defenses of the Indemnifying Persons and they were not otherwise aware of such action or claim). Upon the giving of such written notice as aforesaid, the Indemnified Persons, or any of them, shall have the right to commence legal proceedings prior or subsequent to the Survival Date for the enforcement of their rights under Section 9.2 hereof.

    9.4 NOTICE AND DEFENSE OF THIRD PARTY CLAIMS. Losses resulting from the assertion of liability by third parties (each, a "Third Party Claim") shall be subject to the following terms and conditions:

        (a) The Indemnified Persons shall promptly give written notice to the applicable Indemnifying Persons of any Third Party Claim that might give rise to any Loss by the Indemnified Persons, stating the nature and basis of such Third Party Claim, and the amount thereof to the extent known. Such notice shall be accompanied by copies of all relevant documentation with respect to such Third Party Claim, including, without limitation, any summons, complaint or other pleading that may have been served, any written demand or any other document or instrument. Notwithstanding the foregoing, the failure to provide notice as aforesaid to Indemnifying Persons will not relieve the Indemnifying Persons from any liability which they may have to the Indemnified Persons under this Agreement or otherwise (unless and only to the extent that such failure directly results in the loss or compromise of any rights or defenses of the Indemnifying Person and they were not otherwise aware of such action or claim).

        (b) OPPORTUNITY TO DEFEND. The Indemnifying Person may elect to compromise or defend, and control the defense of, at its own expense and by counsel of its own choosing, any Third Party Claim, provided that the Indemnified Person shall have no liability under any compromise or settlement agreed to by the Indemnifying Person to which it has not consented in writing, which consent shall not be unreasonably withheld. If the Indemnifying Person elects to compromise or defend such Third Party Claim, it shall within 30 days (or sooner, if the nature of the Third Party Claim so requires) notify the Indemnified Person of its intent to do so (which notification shall contain a statement acknowledging the Indemnifying Person's obligation to indemnify for such Third Party Claim as set forth herein), and the Indemnified Person shall cooperate upon the request and at the expense of the Indemnifying Person, in the compromise of, or defense against, such Third Party Claim. If the Indemnifying Person elects not to compromise or defend the Third Party Claim, or fails to notify the Indemnified Person of its election as herein provided, or fails to diligently defend or seek to compromise such Third Party Claim after electing to assume such defense or compromise, the Indemnified Person may pay, compromise or defend such Third Party Claim and receive full indemnification for its losses, liabilities, damages, deficiencies, costs and expenses as provided in this Article. In any event, the Indemnified Person and the Indemnifying Person may participate in (but shall not have the right to control), at their own expense, the defense of such Third Party Claim by the Indemnifying Person or the Indemnified Person, respectively. If the Indemnifying Person chooses to defend any claim, the Indemnified Person shall make available to the Indemnifying Person any books, records or other documents within its control that are reasonably requested for such defense and shall otherwise cooperate with the Indemnifying Person, in which event the Indemnified Person shall be reimbursed for its out-of-pocket expense. All amounts required to be paid in connection with any such Third Party Claim pursuant to the determination of any court, governmental or regulatory body or arbitrator, and all amounts required to be paid in connection with any such compromise or settlement entered into by the Indemnifying Person, shall be borne and paid by the Indemnifying Person. The parties agree to cooperate fully with one another in the defense, compromise or settlement of any such Third Party Claim.

    9.5 LIMITATIONS ON INDEMNIFICATION. Notwithstanding the foregoing, the right to indemnification under this Section 9 shall be subject to the following terms:

        (a) Except for Tax Claims and Blue Sky Claims, no indemnification shall be payable pursuant to Section 9.2 unless and until the amount of all claims for indemnification pursuant to Section 9.2(a) or 9.2(b), as the case may be, exceeds $100,000 in the aggregate, whereupon indemnification pursuant to such Event of Indemnification shall be payable for such claims without any deduction.

        (b) Except for Tax Claims and Blue Sky Claims, no indemnification shall be payable pursuant to Section 9.2 if on the date of this Agreement the claiming party had actual knowledge of the breach of representation, warranty or covenant giving rise to such claim and such facts could reasonably have been expected to give rise to the Losses in light of the circumstances known to the claiming party on the date of this Agreement.

        (c) No indemnification shall be payable pursuant to Section 9.2 for claims asserted other than as set forth in Section 9.3 or 9.4.

        (d) In no event shall the aggregate liability of all Stockholder Indemnifying Persons for any claims other than Tax Claims exceed $6,000,000. The Surviving Corporation Indemnifying Persons indemnification obligations for Losses shall in no event be in excess of $6,000,000.

        (e) In determining the amount of any indemnity, there shall be taken into account any tax benefit, insurance proceeds or other similar recovery or offset realized, directly or indirectly, by the party to be indemnified.

    9.6 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The obligation of the Indemnifying Persons to indemnify hereunder shall expire with respect to all Losses of which notice has not been sent under Section 9.3 on or prior to the date which is two years following the Closing Date; provided that the Indemnifying Person's obligations hereunder with respect to Tax Claims or Blue Sky Claims or any Event of Indemnification involving fraud or willful, intentional or reckless misrepresentation or willful omission of a material fact shall survive with respect to any action commenced prior to the expiration of the applicable statute of limitations. The date upon which any claim hereunder shall terminate is referred to herein as the "Survival Date".

                SECTION 10 -- TERMINATION, AMENDMENT AND WAIVER

    10.1 TERMINATION. This Agreement may be terminated at any time on or prior to the Closing Date, whether prior to or after approval by HDC's stockholders, as follows:

        (a) by HDC or Procept if, without fault of the terminating party, the Closing Date shall not have occurred on or before January 31, 2000 (or
March 31, 2000 if the Registration Statement is reviewed by the SEC), which date may be extended by mutual consent of the parties;

        (b) by HDC upon written notice to Procept if any representation or warranty of Procept made herein was not true and correct in all material respects when made or Procept has materially breached any covenant contained herein and has not cured such breach within thirty (30) days of receipt of written notice from HDC or by the Closing Date, whichever occurs first;

        (c) by Procept upon written notice to HDC if any representation or warranty made herein by HDC was not true and correct in all material respects when made or HDC has materially breached any covenant contained herein and has not cured such breach within thirty (30) days of receipt of written notice from Procept or by the Closing Date, whichever occurs first;

        (d) by any party if any court of competent jurisdiction or governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree or ruling shall have become final and nonappealable;

        (e) by either Procept or HDC if the Procept or HDC stockholders vote and fail to approve the Merger as required by Delaware law;

        (f) by Procept if HDC's Board of Directors (i) fails to recommend that HDC stockholders vote in favor of the adoption of this Agreement or
(ii) withdraws its recommendation that stockholders vote in favor (other than in connection with exercising HDC's rights to terminate this Agreement pursuant to subsection (b) or (d) of this Section 10.1);

        (g) by HDC if Procept's Board of Directors (i) fails to include in the Proxy Statement its recommendation that Procept stockholders vote in favor of the adoption of this Agreement or (ii) withdraws its recommendation that stockholders vote in favor (other than in connection with exercising Procept rights to terminate this Agreement pursuant to Subsection (c) or (d) of this
Section 10.1);

        (h) at any time with the written consent of Procept and HDC.

    10.2  EFFECT OF TERMINATION.  If this Agreement is terminated as provided in
Section 10.1, this Agreement shall forthwith become void and have no effect, without further obligation on the part of any party, its directors, officers or stockholders following the date of such termination, other than the provisions of Section 5.4 relating to a termination fee, Section 5.6 relating to expenses and Section 5.13 relating to publicity and confidentiality to the extent provided therein. Nothing contained in this Section shall eliminate or reduce any party's liability to another party for any breach of this Agreement occurring before such termination.

                          SECTION 11 -- MISCELLANEOUS

    11.1 NOTICES. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when so delivered in person, by overnight courier, by facsimile transmission (with receipt confirmed by telephone or by automatic transmission report) or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

 (i) if to Procept, to:

     Procept, Inc.
    840 Memorial Drive
    Cambridge, MA 02139
    Attention: John Dee
    Tel: (617) 491-1100
    Fax: (617) 491-9019

     with a copy to:

     Palmer & Dodge LLP
    One Beacon Street
    Boston, Massachusetts 02108
    Attention: Lynnette C. Fallon, Esq.
    Tel: (617) 573-0220
    Fax: (617) 227-4420

 (ii) if to HDC, to:

      Heaven's Door Corporation
    3300 North University Drive
    Coral Springs, FL 33065
    Attention: Xavier Metichecchia
    Tel: (954) 255-0764
    Fax: (954) 255-6041

      with a copy to:

      Todtman, Nachamie, Spizz & Johns, P.C.
    425 Park Avenue, 5th Floor
    New York, New York 10022
    Attention: Martin Todtman, Esq.
    Tel: (212) 754-9400
    Fax: (212) 754-6262

(iii) if to a Stockholder, to such Stockholder's respective address as shown on
      SCHEDULE I hereto.

    Any party may by notice given in accordance with this Section 11.1 to the other parties designate another address or person for receipt of notices hereunder.

    11.2 AMENDMENT. This Agreement may not be amended except by an instrument signed by each party hereto.

    11.3  WAIVER.  At any time prior to the Effective Time, any party hereto may
(a) extend the time for the performance of any of the obligations or other acts of any other party hereto or (b) waive compliance with any of the agreements of any other party or any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit;

provided that any such extension or waiver shall be binding upon a party only if such extension or waiver is set forth in a writing executed by such party.

    11.4 ENTIRE AGREEMENT. This Agreement contains the entire agreement among the parties with respect to the Merger and related transactions, and supersedes all prior agreements, written or oral, with respect thereto, including but not limited to the Letter of Intent.

    11.5 GOVERNING LAW. This Agreement shall be governed by the laws of the Commonwealth of Massachusetts, without regard to its conflict of law provisions.

    11.6 BINDING EFFECT; NO ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. This Agreement is not assignable without the prior written consent of the other parties hereto.

    11.7 VARIATIONS IN PRONOUNS. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

    11.8 COUNTERPARTS. This Agreement may be executed in two or more counterparts and by facsimile, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

    11.9 EXHIBITS AND DISCLOSURE SCHEDULES. The Exhibits and Disclosure Schedules are a part of this Agreement as if fully set forth herein.

    IN WITNESS WHEREOF, the parties have executed this Agreement under seal as of the date first stated above.

                                                       PROCEPT, INC.

                                                       By:               /s/ JOHN F. DEE
                                                            -----------------------------------------
                                                                        Name: John F. Dee
                                                                      TITLE: PRESIDENT & CEO

                                                       HEAVEN'S DOOR CORPORATION

                                                       By:          /s/ XAVIER J. METICHECCHIA
                                                            -----------------------------------------
                                                                   Name: Xavier J. Metichecchia
                                                                         TITLE: PRESIDENT

                                                       PROCEPT ACQUISITION CORP.

                                                       By:               /s/ JOHN F. DEE
                                                            -----------------------------------------
                                                                        Name: John F. Dee
                                                                      TITLE: PRESIDENT & CEO

                                                       STOCKHOLDERS:
                                                       GSII CORPORATION

                                                       By:             /s/ DON A. PARADISO
                                                            -----------------------------------------
                                                                        Name: Don Paradiso
                                                                   TITLE: PRESIDENT / CHAIRMAN

                                                       J.E. HOLDINGS

                                                       By:              /s/ HOWARD WEISER
                                                            -----------------------------------------
                                                                       Name: Howard Weiser
                                                                         TITLE: PRESIDENT

                                                                    /s/ MICHAEL MITCHELL, M.D.
                                                            -----------------------------------------
                                                                       Dr. Michael Mitchell

                                                                       /s/ DON A. PARADISO
                                                            -----------------------------------------
                                                                           Don Paradiso

                                                                      /s/ CHARLIE SCHEUERMAN
                                                            -----------------------------------------
                                                                        Charlie Scheuerman

                                                                        /s/ HOWARD WEISER
                                                            -----------------------------------------
                                                                          Howard Weiser

                     SCHEDULE I -- LIST OF HDC STOCKHOLDERS

NAME AND ADDRESS                                            SHARES OF HDC STOCK
----------------                                            -------------------
GSII Corporation                                                 1,421,996
2072 S. Military Trail, Suite 7
W. Palm Beach, FL 33415

J.E. Holdings                                                    1,250,000
8632 N.W. 54th Street
Coral Springs, FL 33067

Dr. Michael Mitchell                                             2,500,000
24 East 12th St., Suite 403
New York, New York 10003

Don Paradiso                                                       200,000
2072 S. Military Trail, Suite 7
W. Palm Beach, FL 33415

Howard Weiser                                                      100,000
8632 N.W. 54th Street
Coral Springs, FL 33067

Charlie Scheuerman                                                 100,000
5741 N.E. 18th Ave., Apt. 1
Ft. Lauderdale, FL 33334

                                                                         ANNEX B

                            CERTIFICATE OF AMENDMENT
                                       OF
                     RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                                 PROCEPT, INC.

    PROCEPT, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

    DOES HEREBY CERTIFY:

    FIRST: That at a meeting of the Board of Directors of Procept, Inc. (the "Corporation"), resolutions were duly adopted setting forth a proposed amendment of the Restated Certificate of Incorporation of the Corporation, and declaring that such amendment is advisable and that such amendments should be submitted to the stockholders of the Corporation for approval. The resolutions setting forth the proposed amendment are as follows:

RESOLVED: That it is advisable that the Restated Certificate of Incorporation of the Corporation be amended by a Certificate of Amendment to increase the total number of shares of Common Stock, $.01 par value per share (the "Common Stock"), that the Corporation shall have authority to issue by 20,000,000 shares to 50,000,000 shares (the "Authorized Share Amendment"); that the Authorized Share Amendment be submitted to the stockholders of the Corporation for approval; that subject to
          (i) approval of the Authorized Share Amendment by the stockholders of the Corporation and (ii) no abandonment of the Authorized Share Amendment by the Board of Directors of the Corporation in accordance with Section 242(c) of the Delaware General Corporation Law, the proper officers of the Corporation at the time in office be and each of them acting singly is hereby authorized and empowered to execute the Authorized Share Amendment and, in the name and on behalf of the Corporation, to file the Authorized Share Amendment with the Secretary of State of Delaware.

FURTHER
RESOLVED: That in the event the Amendment is submitted to and approved by the stockholders of the Corporation, the first paragraph of Article FOURTH of the Restated Certificate of Incorporation of the Corporation be amended to read in its entirety as follows:

            "FOURTH: The total number of shares of stock which the Corporation has authority to issue is 50,000,000 shares of Common Stock with a par value of $0.01 per share."

FURTHER
RESOLVED: That it is advisable that the Restated Certificate of Incorporation of the Corporation be amended by a Certificate of Amendment to change the name of the Corporation from "Procept, Inc." to "HeavenlyDoor.com, Inc." (the "Name Change Amendment"); that the Name Change Amendment be submitted to the stockholders of the Corporation for approval; that subject to (i) approval of the Name Change Amendment by the stockholders of the Corporation and (ii) no abandonment of the Name Change Amendment by the Board of Directors of the Corporation in accordance with Section 242(c) of the Delaware General Corporation Law, the proper officers of the Corporation at the time in office be and each of them acting singly is hereby authorized and empowered to execute the Name Change Amendment and, in the name and on behalf of the Corporation, to file the Name Change Amendment with the Secretary of State of Delaware.

FURTHER
RESOLVED: That in the event the Name Change Amendment is submitted to and approved by the stockholders of the Corporation, Article FIRST of the Restated Certificate of Incorporation of the Corporation be amended to read in its entirety as follows:

            "FIRST: The name of the Corporation is HeavenlyDoor.com, Inc."

    SECOND: Thereafter, pursuant to resolutions of the Corporation's Board of Directors, the Authorized Share Amendment and the Name Change Amendment were submitted to the stockholders of the Corporation for approval at a Special Meeting of Stockholders, and such meeting was called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware. The necessary number of shares as required by statute were voted in favor of both amendments.

    THIRD: The said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

    IN WITNESS WHEREOF, said corporation has caused this certificate to be
signed by its duly authorized officers, as of this   day of January, 1999.

                                                        PROCEPT, INC.

                                                        By: ----------------------------------------
                                                          John F. Dee, PRESIDENT

                                                                         ANNEX C

November 2, 1999

Independent Committee of Board of Directors
Procept, Inc.
840 Memorial Drive
Cambridge, MA 02139

Gentlemen:

You have asked us to render an opinion regarding the terms of a proposed transaction (the "Transaction") whereby Procept, Inc. ("Procept") will merge with Heaven's Door Corporation ("Heaven's Door" or "HDC"), pursuant to the provisions of a draft of the Agreement and Plan of Merger (the "Agreement") dated October 27, 1999 between Procept and Heaven's Door.

Specifically, our opinion addresses the fairness of the Transaction, from a financial point of view, to Procept and to the shareholders of Procept.

The Transaction is among Procept, Inc., a Delaware corporation, Procept Acquisition Corp. ("PAC"), a Delaware corporation and a wholly-owned subsidiary of Procept, and Heaven's Door Corporation. PAC and HDC are herein sometimes called the "Constituent Corporations." The parties plan to effect the acquisition of HDC by Procept through a merger of PAC into HDC. The merger consideration shall be 10.92 million shares of Procept's common stock and 13.03 million issued and outstanding shares of HDC common stock (representing 100% of HDC's equity). Following the merger, HDC shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of PAC shall cease. As a result of the merger, the outstanding shares of capital stock of the Constituent Corporations shall be converted into the stock of the Surviving Corporation.

In forming an opinion as to the fairness of the aforementioned Transaction, we have considered, without limitation, the following:

    - A draft dated October 27, 1999, of the Agreement and Plan of Merger between Procept and Heaven's Door.

    - Procept's 10-K reports for the fiscal years ending December 31, 1997 and 1998; and 10-Q reports for the three-month periods ending March 31, 1998, June 30, 1998, September 30, 1998, March 31, 1999 and June 30, 1999.

    - HDC's audited financials for the fiscal years ending June 30, 1998 and 1999 and internal financials for the period from July 1, 1999 through September 30, 1999.

    - Interviews with the senior management of Procept and Heaven's Door.

    - A draft dated October 29, 1999 of the Article VI Rights Termination and Exchange Agreement among Procept, Inc. and certain of its stockholders.

    - Certain financial projections prepared by Procept and Heaven's Door.

    - Press releases, promotional literature and other descriptive materials provided by Procept and Heaven's Door.

    - An October 4, 1999 independent valuation analysis of Procept's biotechnology assets prepared by Liberty Tree Advisors, LLC.

    - Review of Heaven's Door's February 15, 1999 private placement offering and discussions with Taylor Stewart, HDC's investment bankers.

    - We have (i) reviewed the price and trading history of the common stock of Procept; (ii) reviewed transactions in the common stock of Procept, Inc.;
      (iii) reviewed transactions in the common stock of Heaven's Door Corporation.

In rendering this opinion, we have relied, without independent verification, on the accuracy and completeness of all financial and other information supplied to us by Procept. Our opinion is based upon the economic, monetary and market conditions existing on the date of this letter. We have not been requested to make, nor have we made, an independent evaluation or appraisal of the individual assets and liabilities (contingent or otherwise) associated with Procept or Heaven's Door. Estimates of value in the course of developing this opinion are not appraisals and should not be misconstrued as appraisals.

We have not been involved in the negotiation of the Transaction. We have assumed that the Transaction will be consummated on the terms and conditions described in the draft Transaction documents reviewed by us, and as described to us by the management of Procept.

It is understood that this letter is directed to inform the Board of Directors of Procept only and may not be used for any other purpose without the prior written consent of Hempstead & Co. Inc.

Based on the foregoing and other considerations which we deemed pertinent, it is our opinion that the terms of the proposed Transaction, as described in the body of this letter and in the Agreement are fair, from a financial point of view, to Procept and to the shareholders of Procept.

Very truly yours,

/s/ Hempstead & Co. Inc.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law grants Procept the power to indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of Procept, or is or was serving at the request of Procept as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Procept, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, provided, however, no indemnification shall be made in connection with any proceeding brought by or in the right of Procept where the person involved is adjudged to be liable to Procept except to the extent approved by a court. ARTICLE EIGHTH of Procept's restated certificate of incorporation as currently in effect provides that Procept shall, to the fullest extent permitted by the Delaware General Corporation Law, as amended from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was, or has agreed to become, a director or officer of Procept, or is or was serving, or has agreed to serve, at the request of Procept, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided for in ARTICLE EIGHTH is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons. ARTICLE EIGHTH permits the Board of Directors to authorize the grant of indemnification rights to other employees and agents of Procept and such rights may be equivalent to, or greater or less than, those set forth in ARTICLE EIGHTH.

    Article V, Section 1 of Procept's by-laws provides that Procept shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Procept, or is or was serving at the request of Procept, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against and incurred by such person in any such capacity.

    Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, ARTICLE NINTH of Procept's restated certificate of incorporation eliminates a director's personal liability for monetary damages to Procept and its stockholders for breaches of fiduciary duty as a director, except in circumstances involving a breach of a director's duty of loyalty to Procept or its stockholders, acts or omissions not in good faith, intentional misconduct, knowing violations of the law, self-dealing or the unlawful payment of dividends or repurchase of stock.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT NO.                                     DESCRIPTION
-----------                                     -----------
        2               Agreement and Plan of Merger dated November 8, 1999 among
                        Procept, Inc., Procept Acquisition Corp., Heaven's Door
                        Corporation and certain stockholders of Heaven's Door
                        Corporation. Included as Annex A hereto.

        3.1             Certificate of Amendment of the Restated Certificate of
                        Incorporation of Procept, filed with the Secretary of State of Delaware on October 7, 1997, effective as of October 14,
                        1997. Filed as Exhibit 3.1 to Procept's Form 10-Q for the
                        quarter ended September 31, 1997, Commission File No.
                        0-21134, and incorporated herein by reference.

        3.2             Certificate of Amendment to the Amended and Restated
                        Certificate of Incorporation, filed with the Secretary of State of Delaware on May 19, 1998, effective as of June 1,
                        1998. Filed as Exhibit 4.4 to Procept's Registration
                        Statement on Form S-8, Commission File No. 333-66885, and incorporated herein by reference.

        3.3             By-laws of Procept, Inc. Filed as Exhibit 3.3 to Procept's
                        Registration Statement on Form S-1, Commission File
                        No. 33-57188, and incorporated herein by reference.

        4.1             Warrant Agreement to Purchase Class D Convertible Preferred
                        Stock dated August 1, 1991, issued to Comdisco, Inc. Filed as Exhibit 4.2 to Procept's Registration Statement on
                        Form S-1, Commission File No. 33-57188, and incorporated
                        herein by reference.

        4.2             Warrant Agreement to Purchase Class D Convertible Preferred
                        Stock dated September 11, 1992, issued to Comdisco, Inc.
                        Filed as Exhibit 4.3 to Procept's Registration Statement on
                        Form S-1, Commission File No. 33-57188, and incorporated
                        herein by reference.

        4.3             Warrant to Purchase Common Stock dated January 5, 1993,
                        issued to Tucker Anthony Incorporated. Filed as Exhibit 4.6 to Procept's Registration Statement on Form S-1, Commission
                        File No. 33-57188, and incorporated herein by reference.

        4.4             Warrant to Purchase Common Stock dated as of February 17,
                        1994, issued to D. Blech & Company, Incorporated. Filed as
                        Exhibit 4.6 to Procept's Form 10-K for the year ended
                        December 31, 1994, Commission File No. 0-21134, and incorporated herein by reference.

        4.5             Warrant Agreement dated February 17, 1994 between Procept
                        and D. Blech & Company, Incorporated. Filed as Exhibit 4.7
                        to Procept's Form 10-K for the year ended December 31, 1994,
                        Commission File No. 0-21134, and incorporated herein by
                        reference.

        4.6             Warrant to Purchase Common Stock dated as of April 1, 1994, issued to Hambrecht & Quist Guaranty Finance, L.P. Filed as
                        Exhibit 4 to Procept's Form 10-Q for the quarter ended March
                        31, 1994, Commission File No. 0-21134, and incorporated
                        herein by reference.

        4.7             Warrant to Purchase Common stock dated as of September 11,
                        1995, issued to Oppenheimer & Co., Inc. Filed as Exhibit
                        4.10 to Procept's Registration Statement on Form S-1,
                        Commission File No. 33-96798, and incorporated herein by reference.

        4.8             Form of Warrant Agreement between Procept and Commonwealth
                        Associates. Filed as Exhibit 4.11 to Procept's Registration
                        Statement on Form S-1, Commission File No. 33-96798, and
                        incorporated herein by reference.

        4.9             Form of Warrant to Purchase Common Stock dated as of May 17,
                        1996, and Schedule of Holders. Filed as Exhibit 4.12 to
                        Procept's Form 10-K for the year ended December 31, 1996,
                        Commission File No. 0- 21134, and incorporated herein by
                        reference.

        4.10            Warrant to Purchase Common Stock dated as of January 6,
                        1997, issued to Furman Selz LLC. Filed as Exhibit 4.13 to
                        Procept's Form 10-K for the year ended December 31, 1996,
                        Commission File No. 0- 21134, and incorporated herein by reference.

EXHIBIT NO.                                     DESCRIPTION
-----------                                     -----------
        4.11            Unit Purchase Warrant Agreement dated May 17, 1996, issued to David Blech. Filed as Exhibit 4.1 to Procept's Form 10-Q
                        for the quarter ended June 30, 1997, Commission File No.
                        0-21134, and incorporated herein by reference.

        4.12            Form of Subscription Agreement between Procept and
                        Subscribers of Procept Common Stock listed on Schedule of
                        Subscribers. Filed as Exhibit 4.17 to Procept's Registration
                        Statement on Form S-3, Commission File No. 333-51245, and
                        incorporated herein by reference.

        4.13            Form of Warrant to Purchase Common Stock dated April 9,
                        1998, including Schedule of Holders. Filed as Exhibit 4.18 to Procept's Registration Statement on Form S-3, Commission
                        File No. 333-51245, and incorporated herein by reference.

        4.14            Form of Unit Purchase Option, including Schedule of Holders.
                        Filed as Exhibit 4.2 to Procept's Form 10-Q for the quarter ended June 30, 1998, Commission File No. 0-21134, and
                        incorporated herein by reference.

        4.15            Form of Class C Warrant to Purchase Common Stock, including
                        Schedule of Holders. Filed as Exhibit 4.18 to Procept's
                        Registration Statement on Form S-3, Commission File
                        No. 333-51245, and incorporated herein by reference.

        4.16            Form of 1995 Unit Purchase Warrant. Filed as Exhibit 4.1 to
                        Procept's Current Report on Form 8-K, filed on March 31,
                        1999, Commission File No. 0-21134, and incorporated herein by reference.

        4.17            Form of 1997 Unit Purchase Option. Filed as Exhibit 4.2 to
                        Procept's Current Report on Form 8-K, filed on March 31,
                        1999, Commission File No. 0-21134, and incorporated herein by reference.

        4.18            Form of Class A Warrant. Filed as Exhibit 4.3 to Procept's
                        Current Report on Form 8-K, filed on March 31, 1999,
                        Commission File No. 0-21134, and incorporated herein by reference.

        4.19            Form of Class B Warrant. Filed as Exhibit 4.4 to Procept's
                        Current Report on Form 8-K, filed on March 31, 1999,
                        Commission File No. 0-21134, and incorporated herein by reference.

        4.20            Form of Warrant to Purchase Shares of Common Stock issued to
                        Aries Trust and Aries Domestic Fund, L.P. Filed as Exhibit
                        4.5 to Procept's Current Report on Form 8-K, filed on March
                        31, 1999, Commission File No. 0-21134, and incorporated
                        herein by reference.

        4.21            Warrant Certificate for 11,500 shares of Common Stock dated
                        July 13, 1999 issued to Wound Healing of Oklahoma. Filed as
                        Exhibit 4.1 to Procept's Form 10-Q for the quarter ended
                        June 30, 1999, Commission File No. 0-21134, and incorporated herein by reference.

        4.22            Form of Class D Warrant Certificate, including Schedule of
                        Holders. Filed as Exhibit 4.2 to Procept's Form 10-Q for the
                        quarter ended June 30, 1999, Commission File No. 0-21134,
                        and incorporated herein by reference.

        4.23            Article VI Rights Termination and Exchange Agreement dated
                        December   , 1999 among Procept and the Procept stockholders
                        named therein. Filed herewith.

        5               Opinion of Palmer & Dodge LLP. Filed herewith.

       10.1*            1998 Equity Incentive Plan, as amended through June 11,
                        1999. Filed as Exhibit 10.1 to Procept's Form 10-Q for the quarter ended June 30, 1999, Commission File No. 0-21134, and incorporated herein by reference.

EXHIBIT NO.                                     DESCRIPTION
-----------                                     -----------
       10.2*            The 1994 Employee Stock Purchase Plan, as amended. Filed as
                        Exhibit 4.2 to Procept's Form 10-Q for the quarter ended
                        June 30, 1998, Commission File No. 0-21134, and incorporated herein by reference.

       10.3 Registration Rights Agreement dated as of January 5, 1993 among Procept and certain of its security holders named therein. Filed as Exhibit 10.4 to Procept's Registration
                        Statement on Form S-1, Commission File No. 33-51788, and incorporated herein by reference.

       10.4             Amendment No. 1 to Registration Rights Agreement dated as of
                        March 2, 1994 among Procept and certain of its security
                        holders named therein. Filed as Exhibit 10.3 to Procept's
                        Form 10-K for the year ended December 31, 1994, Commission
                        File No. 0-21134, and incorporated herein by reference.

       10.5             Amendment No. 2 to Registration Rights Agreement dated as of
                        September 11, 1995 between Procept and Oppenheimer & Co.,
                        Inc. Filed as Exhibit 10.9 to Procept's Registration
                        Statement on Form S-1, Commission File No. 33-96798, and
                        incorporated herein by reference.

       10.6             Registration Rights Agreement dated January 6, 1997 between
                        Procept and Furman Selz LLC. Filed as Exhibit 10.36 to
                        Procept's Form 10-K for the year ended December 31, 1996,
                        Commission File No. 0-21134, and incorporated herein by
                        reference.

       10.7             Placement Agency Agreement dated October 26, 1997 between
                        Procept and Paramount Capital, Inc. Filed as Exhibit 10.40
                        to Procept's Form 10-K405 for the year ended December 31,
                        1997, Commission File No. 0- 21134, and incorporated herein by reference.

       10.8*            Key Employee Confidentiality, Inventions, and
                        Non-Competition Agreement dated March 3, 1998 between
                        Procept, Inc. and John F. Dee. Filed as Exhibit 10.8 to
                        Procept's Registration Statement on Form S-4, Commission
                        File No. 33-369821, and incorporated herein by reference.

       10.9*            Non-Competition Agreement dated as of August 21, 1990
                        between Procept and Stanley C. Erck. Filed as Exhibit 10.18 to Procept's Registration Statement on Form S-1, Commission
                        File No. 33-57188, and incorporated herein by reference.

       10.10*           Consulting and Confidentiality Agreement dated as of May 1,
                        1994 between Procept and Zola P. Horovitz, Ph.D. Filed as
                        Exhibit 10 to Procept's Form 10-Q for the quarter ended June
                        30, 1994, Commission File No. 0-21134, and incorporated
                        herein by reference.

       10.11*           Consulting and Confidentiality Agreement dated January 1,
                        1998 between Procept, Inc. and Mark C. Rogers, M.D. Filed as
                        Exhibit 10.11 to Procept's Registration Statement on
                        Form S-4, Commission File No. 33-369821, and incorporated
                        herein by reference.

       10.12*           Consulting and Confidentiality Agreement dated January 1,
                        1998 between Procept, Inc. and Elliott H. Vernon. Filed as
                        Exhibit 10.12 to Procept's Registration Statement on Form
                        S-4, Commission File No. 33-369821, and incorporated herein by reference.

       10.13*           Consulting and Confidentiality Agreement dated January 1,
                        1998 between Procept, Inc. and Michael S. Weiss. Filed as
                        Exhibit 10.13 to Procept's Registration Statement on Form
                        S-4, Commission File No. 33-369821, and incorporated herein by reference.

       10.14*           Consulting and Confidentiality Agreement dated as of April
                        20, 1995 between Procept and Max Link, Ph.D. Filed as
                        Exhibit 10.30 to Procept's Registration Statement on Form
                        S-1, Commission File No. 33-96798, and incorporated herein by reference.

       10.15*           Form of Indemnification Agreement between Procept, Inc. and its directors. Filed as Exhibit 10.15 to Procept's
                        Registration Statement on Form S-4, Commission File
                        No. 33-369821, and incorporated herein by reference.

EXHIBIT NO.                                     DESCRIPTION
-----------                                     -----------
       10.16            Confidential Screening Agreement dated as of July 24, 1992 between Procept and the Division of Acquired
                        Immunodeficiency Syndrome (AIDS), National Institute of
                        Allergy and Infectious Diseases. Filed as Exhibit 10.14 to
                        Procept's Registration Statement on Form S-1, Commission
                        File No. 33-57188, and incorporated herein by reference.

       10.17            Master Lease Agreement (equipment) dated as of August 1,
                        1991 between Procept and Comdisco, Inc. Filed as Exhibit
                        10.1 to Procept's Registration Statement on Form S-1,
                        Commission File No. 33-57188, and incorporated herein by reference.

       10.18            Master Lease Agreement (equipment) dated as of September 11,
                        1992 between Procept and Comdisco, Inc. Filed as Exhibit
                        10.2 to Procept's Registration Statement on Form S-1,
                        Commission File No. 33-57188, and incorporated herein by
                        reference.

       10.19            Lease for 840 Memorial Drive dated February 28, 1989 between
                        Procept and Robert Epstein et al., Trustee of the 840
                        Memorial Drive Trust, as amended February 28, 1989 and April
                        4, 1989. Filed as Exhibit 10.7 to Procept's Registration
                        Statement on Form S-1, Commission File No. 33-57188, and
                        incorporated herein by reference.

       10.20            Lease for 840 Memorial Drive dated August 21, 1990 between
                        Procept and Robert Epstein et al., Trustee of 840 Memorial
                        Drive Trust. Filed as Exhibit 10.8 to Procept's Registration
                        Statement on Form S-1, Commission File No. 33-57188, and
                        incorporated herein by reference.

       10.21            Lease for 840 Memorial Drive dated February 10, 1992 between
                        Procept and Robert Epstein et al., Trustee of the 840
                        Memorial Drive Trust. Filed as Exhibit 10.9 to Procept's
                        Registration Statement on Form S-1, Commission File No.
                        33-57188, and incorporated herein by reference.

       10.22            Lease for 840 Memorial Drive dated September 8, 1992 between
                        Procept and Robert Epstein et al., Trustee of the 840
                        Memorial Drive Trust. Filed as Exhibit 10.10 to Procept's
                        Registration Statement on Form S-1, Commission File No.
                        33-57188, and incorporated herein by reference.

       10.23            Lease for 840 Memorial Drive dated April 27, 1994 between
                        Procept and Robert Epstein et al., Trustee of the 840
                        Memorial Drive Trust. Filed as Exhibit 10 to Procept's Form
                        10-Q for the quarter ended March 31, 1994, Commission File
                        No. 0-21134, and incorporated herein by reference.

       10.24*           Employment Offer Letter to Dr. Nigel J. Rulewski from
                        Procept dated September 3, 1998. Filed as Exhibit 10.24 to
                        Procept's Registration Statement on Form S-4, Commission
                        File No. 33-369821, and incorporated herein by reference.

       10.25* Extension to the Consulting and Confidentiality Agreement dated December 3, 1998 between Procept, Inc. and Mark C.
                        Rogers, M.D. Filed as Exhibit 10.25 to Procept's
                        Registration Statement on Form S-4, Commission File No.
                        33-369821, and incorporated herein by reference.

       10.26*           Extension to the Consulting and Confidentiality Agreement
                        dated December 3, 1998 between Procept, Inc. and Elliott H.
                        Vernon. Filed as Exhibit 10.26 to Procept's Registration
                        Statement on Form S-4, Commission File No. 33-369821, and
                        incorporated herein by reference.

       10.27*           Extension to the Consulting and Confidentiality Agreement
                        dated December 3, 1998 between Procept, Inc. and Michael S.
                        Weiss. Filed as Exhibit 10.27 to Procept's Registration
                        Statement on Form S-4, Commission File No. 33-369821, and
                        incorporated herein by reference.

EXHIBIT NO.                                     DESCRIPTION
-----------                                     -----------
       10.28            Master Lease Agreement (equipment) dated as of April 1, 1994 between Procept and Hambrecht & Quist Guaranty Finance L.P.
                        Filed as Exhibit 10.3 to Procept's Form 10-Q for the quarter ended March 31, 1995, Commission File No. 0-21134, and
                        incorporated herein by reference.

       10.29            Executive Employment Agreement between Procept and John F.
                        Dee dated as of February 4, 1998. Filed as Exhibit 10.3 to
                        Procept's Form 10-Q for the quarter ended June 30, 1999,
                        Commission File No. 0-21134, and incorporated herein by reference.

       10.30            Subscription Agreement, dated as of June 30, 1999, including
                        Schedule of Purchasers. Filed as Exhibit 10.2 to Procept's
                        Form 10-Q for the quarter ended June 30, 1999, Commission
                        File No. 0-21134, and incorporated herein by reference.

       23.1             Consent of PricewaterhouseCoopers LLP. Filed herewith.

       23.2             Consent of Rotenberg & Company LLP. Filed herewith.

       23.3             Consent of Deloitte & Touche LLP. Filed herewith.

       23.4             Consent of Deloitte & Touche LLP. Filed herewith.

       23.5             Consent of Palmer & Dodge LLP. Included in Exhibit 5 hereto.

       24               Power of Attorney. Included on the signature pages hereto.

       27               Financial Data Schedule. Filed herewith.

       99               Form of Proxy. Filed herewith.

------------------------

* Indicates management contracts or compensatory plans, contracts or arrangements in which executive officers or directors of Procept participate.

ITEM 22. UNDERTAKINGS

    (a) Procept hereby undertakes:

        (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any reason or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of
Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Procept hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (c) Procept hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Procept pursuant to the foregoing provisions, or otherwise, Procept has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1993 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Procept of expenses incurred or paid by a director, officer, or controlling person of Procept in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, Procept will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, the Commonwealth of Massachusetts, on December 10, 1999.

                                                       PROCEPT, INC.

                                                       By:               /s/ JOHN F. DEE
                                                            -----------------------------------------
                                                                           John F. Dee
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated.

                               POWER OF ATTORNEY

    We, the undersigned officers and directors of Procept, Inc., hereby severally constitute and appoint John F. Dee and Lynnette C. Fallon, and each of them singly, our true and lawful attorneys, with full power to them in any and all capacities, to sign any amendments to this Registration Statement on Form S-4 (including Pre-and Post-Effective Amendments), and any related
Rule 462(b) registration statement or amendment thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact may do or cause to be done by virtue hereof.

                      SIGNATURE                                   TITLE                   DATE
                      ---------                                   -----                   ----
                                                       President, Chief Executive
                   /s/ JOHN F. DEE                       Officer and Director
     -------------------------------------------         (Principal Executive       December 10, 1999
                     John F. Dee                         Officer)

              /s/ MICHAEL E. FITZGERALD                Chief Financial Officer
     -------------------------------------------         (Principal Financial and   December 10, 1999
                Michael E. Fitzgerald                    Accounting Officer)

                /s/ MICHAEL S. WEISS
     -------------------------------------------       Chairman of the Board and    November 26, 1999
                  Michael S. Weiss                       Director

                /s/ ZOLA P. HOROVITZ
     -------------------------------------------       Director                     December 10, 1999
                  Zola P. Horovitz

                      SIGNATURE                                   TITLE                   DATE
                      ---------                                   -----                   ----
                    /s/ MAX LINK
     -------------------------------------------       Director                     December 10, 1999
                      Max Link

                 /s/ MARK C. ROGERS
     -------------------------------------------       Director                     December 10, 1999
                   Mark C. Rogers

                /s/ ELLIOTT H. VERNON
     -------------------------------------------       Director                     December 10, 1999
                  Elliott H. Vernon

                  /s/ GLENN COOPER
     -------------------------------------------       Director                     December 10, 1999
                    Glenn Cooper

                /s/ NIGEL J. RULEWSKI
     -------------------------------------------       Director                     December 10, 1999
                  Nigel J. Rulewski